    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 1998
                                                            FILE NO. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------
                               NOVA CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         GEORGIA                      7375                    58-2209575
                               (PRIMARY STANDARD           (I.R.S. EMPLOYER
     (STATE OR OTHER               INDUSTRIAL            IDENTIFICATION NO.)
     JURISDICTION OF          CLASSIFICATION CODE
     INCORPORATION OR               NUMBER)
      ORGANIZATION)

           ONE CONCOURSE PARKWAY, SUITE 300, ATLANTA, GEORGIA 30328
                                (770) 396-1456
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------
                                JAMES M. BAHIN
                            CHIEF FINANCIAL OFFICER
                               NOVA CORPORATION
           ONE CONCOURSE PARKWAY, SUITE 300, ATLANTA, GEORGIA 30328
                                (770) 396-1456
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                --------------
                                  COPIES TO:
      DAVID M. CALHOUN, ESQ.                 HOWARD W. HERNDON, ESQ.
    LONG ALDRIDGE & NORMAN LLP         WALLER LANSDEN DORTCH & DAVIS, PLLC
     5300 ONE PEACHTREE CENTER             511 UNION STREET, SUITE 2100
       303 PEACHTREE STREET                 NASHVILLE, TENNESSEE 37219
      ATLANTA, GEORGIA 30308                      (615) 252-2442
          (404) 527-4000
                                --------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement and the effective time of the merger (the "Merger") of Church Merger Corp., a Tennessee corporation and a wholly-owned subsidiary of the Registrant, with and into PMT Services, Inc., a Tennessee corporation, pursuant to the Agreement and Plan of Merger dated as of June 17, 1998, among the Registrant, Church Merger Corp. and PMT Services, Inc.
  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
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
 TITLE OF EACH CLASS OF       AMOUNT       PROPOSED MAXIMUM  PROPOSED MAXIMUM      AMOUNT OF
    SECURITIES TO BE           TO BE        OFFERING PRICE       AGGREGATE       REGISTRATION
       REGISTERED          REGISTERED(1)       PER SHARE     OFFERING PRICE(2)      FEE(2)
---------------------------------------------------------------------------------------------
Common Stock, $.01par       39,940,009
 value per share........      Shares              N/A        $1,087,541,299.29    $58,280.38

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(1) The number of shares to be registered is based upon (a) an estimate of the maximum number of shares of Common Stock, $.01 par value per share, of PMT Services, Inc. presently outstanding or issuable under options or warrants to purchase PMT Services, Inc. Common Stock or otherwise expected to be issued in connection with the Merger multiplied by (b) the exchange ratio of 0.715 shares of Common Stock, $.01 par value per share, of the Registrant.
(2) Calculated in accordance with Rule 457(f)(1) under the Securities Act, based on the aggregate market value on August 15, 1998 of the shares of
    PMT Services, Inc. Common Stock expected to be exchanged in connection with the Merger and computed by multiplying (A) the average of the high and low prices of PMT Services, Inc. Common Stock as reported on the
    Nasdaq National Market on August 15, 1998 ($19.469) by (B) 55,860,152, representing the maximum number of shares of PMT Services, Inc. Common Stock presently outstanding or issuable under options or warrants to purchase PMT Services, Inc. Common Stock or otherwise expected to be exchanged in connection with the Merger, excluding shares of PMT Services, Inc. Common Stock owned by the Registrant or PMT Services, Inc. Pursuant to Rule 457(b), the amount of the fee has been reduced by $262,544.31, which represents the filing fee previously paid to the Securities and Exchange Commission by the Registrant on July 30 and 31, 1998, pursuant to the Registrant's filing of a Schedule 14A in connection with the Merger.
                                --------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
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

                                     LOGO

                               NOVA CORPORATION
                             ONE CONCOURSE PARKWAY
                                   SUITE 300
                            ATLANTA, GEORGIA 30328

                                                                August 20, 1998

Dear Shareholder:

  You are cordially invited to attend a Special Meeting of Shareholders of NOVA Corporation ("NOVA") to be held at NOVA's corporate headquarters, One Concourse Parkway, Suite 300, Atlanta, Georgia, at 10:00 a.m., Atlanta time, on Thursday, September 24, 1998. At this important meeting, you will be asked to consider and vote upon the approval of an Agreement and Plan of Merger dated as of June 17, 1998 (the "Merger Agreement"), a copy of which is included in the attached Joint Proxy Statement/Prospectus, pursuant to which PMT Services, Inc. ("PMT") will become a wholly-owned subsidiary of NOVA in a "merger of equals." If the transactions contemplated in the Merger Agreement are consummated, each issued and outstanding share of Common Stock of PMT will be converted into and exchanged for 0.715 shares of Common Stock of NOVA (the "Share Issuance"). At the Special Meeting you also will be asked to approve related proposals to (1) amend NOVA's Articles of Incorporation to increase the number of shares of authorized Common Stock to 200,000,000 shares to enable the Share Issuance and (2) amend NOVA's 1996 Employees Stock Incentive Plan (the "Plan") to increase the number of shares of Common Stock of NOVA issuable pursuant to the Plan to 6,000,000 from 2,000,000.

  Enclosed are the (i) Notice of Special Meeting, (ii) Joint Proxy Statement/Prospectus and (iii) proxy for the Special Meeting. Please review carefully the Joint Proxy Statement/Prospectus which describes in more detail the Merger Agreement, including the Share Issuance, and the proposed amendments to NOVA's Articles of Incorporation and the Plan.

  Your Board of Directors has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Share Issuance, and the amendments to the Articles of Incorporation and the Plan, are in the best interests of NOVA's shareholders, and that the proposed merger is fair to NOVA from a financial point of view. Accordingly, your Board of Directors has approved and adopted the Merger Agreement and consummation of the transactions contemplated thereby, and recommends that you vote "FOR" each of the proposals described in the attached Joint Proxy Statement/Prospectus.

  The Merger Agreement provides that the consummation of the transactions contemplated by the Merger Agreement is subject to a number of conditions, including approval of each of the Merger Agreement and the transactions contemplated thereby and the proposed amendment to NOVA's Articles of Incorporation by the shareholders of NOVA. In view of the importance of the action to be taken, we urge you to complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope, whether or not you plan to attend the Special Meeting. If you attend the Special Meeting, you may vote in person, even if you previously returned your proxy.

  We look forward to seeing you at the Special Meeting.

                                   Sincerely,

                                   /s/ Edward Grzedzinski
                                   ----------------------
                                   Edward Grzedzinski
                                   Chairman of the Board, President and
                                       Chief Executive Officer

                               NOVA CORPORATION
                             ONE CONCOURSE PARKWAY
                                   SUITE 300
                            ATLANTA, GEORGIA 30328

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
           TO BE HELD AT 10:00 A.M. ON THURSDAY, SEPTEMBER 24, 1998

TO THE SHAREHOLDERS OF NOVA CORPORATION:

  NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of NOVA Corporation ("NOVA") will be held at NOVA's corporate headquarters, One Concourse Parkway, Suite 300, Atlanta, Georgia, at 10:00 a.m., Atlanta time, on Thursday, September 24, 1998, for the following purposes:

    1. The Merger. To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of June 17, 1998 (the "Merger Agreement"), among NOVA, Church Merger Corp., a Tennessee corporation and a wholly-owned subsidiary of NOVA ("Mergerco"), and PMT Services, Inc., a Tennessee corporation ("PMT"), and the consummation of the transactions contemplated thereby. The Merger Agreement provides, among other things, for the merger of Mergerco with and into PMT (the "Merger") as a result of which PMT will become a wholly-owned subsidiary of NOVA. Pursuant to the Merger Agreement, each share of Common Stock of PMT ("PMT Stock") outstanding immediately prior to the Merger will cease to be outstanding and will be converted into and exchanged for 0.715 shares of Common Stock of NOVA ("NOVA Stock"). The Merger Agreement and the Merger are more fully described in the accompanying Joint Proxy Statement/Prospectus.

    2. Amendment to Articles of Incorporation. To consider and vote upon a proposal to amend the Articles of Incorporation of NOVA to increase the number of authorized shares of NOVA Stock to 200,000,000 from 50,000,000.

    3. Amendment to 1996 Employees Stock Incentive Plan. To consider and vote upon a proposal to amend the NOVA Corporation 1996 Employees Stock Incentive Plan to increase the number of shares of NOVA Stock issuable thereunder to 6,000,000 from 2,000,000.

    4. Other Business. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

  Information relating to the above matters is set forth in the accompanying Joint Proxy Statement/Prospectus. A copy of the Merger Agreement is set forth as Appendix A to the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

  THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE SUBJECT TO CERTAIN CONDITIONS, INCLUDING THE APPROVAL OF EACH OF THE PROPOSALS LISTED IN PARAGRAPHS (1) AND (2) ABOVE. ACCORDINGLY, THE SHAREHOLDERS OF NOVA MUST APPROVE EACH OF SUCH PROPOSALS IN ORDER FOR THE MERGER TO BE CONSUMMATED ON THE TERMS AND CONDITIONS CONTAINED IN THE MERGER AGREEMENT.

  Only shareholders of record of NOVA at the close of business on August 20, 1998, are entitled to receive notice of and to vote at the Special Meeting or any adjournments or postponements thereof. Approval of the Merger Agreement and the consummation of the transactions contemplated thereby, approval of the amendment to the Articles of Incorporation and approval of the amendment of the Plan requires the affirmative vote of the holders of a majority of the shares of NOVA Stock entitled to vote at the Special Meeting. As of August 20, 1998, First Union Corporation, Warburg, Pincus Investors, L.P. and WorldCom, Inc. owned or controlled the vote with respect to approximately 19.9%, 25.8% and 5.5%, respectively, of the NOVA Stock entitled to vote at the Special Meeting. Subject to certain limited exceptions, each of these entities has agreed to vote all shares of NOVA Stock owned or controlled by them in favor of each of Proposals 1, 2 and 3 described above. Accordingly, approval of the Merger Agreement and the transactions contemplated thereby, the amendment to the Articles of Incorporation and the amendment to the Plan is reasonably assured.

  THE BOARD OF DIRECTORS OF NOVA RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AND CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY, AND "FOR" APPROVAL OF THE PROPOSED AMENDMENTS TO THE ARTICLES OF INCORPORATION AND THE PLAN.

  Even if you plan to attend the Special Meeting, please fill in, date and sign the enclosed proxy card and promptly return it in the enclosed return envelope, which requires no postage if mailed in the United States, to ensure that your shares will be represented at the Special Meeting. If you attend in person, the proxy can be disregarded, if you wish, and you may vote your shares in person.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/ Edward Grzedzinski
                                          ------------------------------------
                                          Edward Grzedzinski
                                          Chairman of the Board, President and
                                           Chief Executive Officer

Atlanta, Georgia
August 20, 1998

                                  [PMT LOGO]

                              PMT SERVICES, INC.
                        3841 GREEN HILLS VILLAGE DRIVE
                          NASHVILLE, TENNESSEE 37215

                                                                August 20, 1998

Dear Shareholder:

  You are cordially invited to attend a Special Meeting of Shareholders of PMT Services, Inc. ("PMT") to be held at PMT's corporate headquarters, 3841 Green Hills Village Drive, Nashville, Tennessee, at 9:00 a.m., Nashville time, on Thursday, September 24, 1998. At this important meeting, you will be asked to consider and vote upon the approval of an Agreement and Plan of Merger dated as of June 17, 1998 (the "Merger Agreement"), a copy of which is included in the attached Joint Proxy Statement/Prospectus, pursuant to which PMT will become a wholly-owned subsidiary of NOVA Corporation ("NOVA") in a "merger of equals." If the transactions contemplated in the Merger Agreement are consummated, each issued and outstanding share of Common Stock of PMT will be converted into and exchanged for 0.715 shares of Common Stock of NOVA.

  Enclosed are the (i) Notice of Special Meeting, (ii) Joint Proxy Statement/Prospectus and (iii) proxy for the Special Meeting. Please review carefully the Joint Proxy Statement/Prospectus which describes in more detail the Merger Agreement.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE IN THE BEST INTERESTS OF PMT'S SHAREHOLDERS, AND THAT THE PROPOSED MERGER IS FAIR TO PMT'S SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW. ACCORDINGLY, YOUR BOARD OF DIRECTORS HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY, AND RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL TO APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

  The Merger Agreement provides that the consummation of the transactions contemplated by the Merger Agreement is subject to a number of conditions, including approval of the Merger Agreement by the shareholders of PMT and NOVA. In view of the importance of the action to be taken, we urge you to complete, sign and date the enclosed proxy card and to return it promptly in the enclosed envelope, whether or not you plan to attend the Special Meeting. If you attend the Special Meeting, you may vote in person, even if you previously returned your proxy.

  We look forward to seeing you at the Special Meeting.

                                          Sincerely,

                                          Richardson M. Roberts
                                          Chairman and Chief Executive Officer

                              PMT SERVICES, INC.
                        3841 GREEN HILLS VILLAGE DRIVE
                          NASHVILLE, TENNESSEE 37215

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
            TO BE HELD AT 9:00 A.M. ON THURSDAY, SEPTEMBER 24, 1998

TO THE SHAREHOLDERS OF PMT SERVICES, INC.:

  NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of PMT Services, Inc. ("PMT") will be held at the corporate headquarters of PMT, 3841 Green Hills Village Drive, Nashville, Tennessee, at 9:00 a.m., Nashville time, on Thursday, September 24, 1998, for the following purposes:

    1. The Merger. To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of June 17, 1998 (the "Merger Agreement"), among NOVA Corporation, a Georgia corporation ("NOVA"), Church Merger Corp., a Tennessee corporation and a wholly-owned subsidiary of NOVA ("Mergerco"), and PMT, and the consummation of the transactions contemplated thereby. The Merger Agreement provides, among other things, for the merger of Mergerco with and into PMT (the "Merger") as a result of which PMT will become a wholly-owned subsidiary of NOVA. Pursuant to the Merger Agreement, each share of Common Stock of PMT ("PMT Stock") outstanding immediately prior to the Merger will cease to be outstanding and will be converted into and exchanged for 0.715 shares of Common Stock of NOVA ("NOVA Stock"). The Merger Agreement and the Merger are more fully described in the accompanying Joint Proxy Statement/Prospectus.

    2. Other Business. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

  Information relating to the above matters is set forth in the accompanying Joint Proxy Statement/Prospectus. A copy of the Merger Agreement is set forth as Appendix A to the Joint Proxy Statement/Prospectus and is incorporated herein by reference.

  Only shareholders of record of PMT at the close of business on August 20, 1998, are entitled to receive notice of and to vote at the Special Meeting or any adjournments or postponements thereof. Approval of the Merger Agreement and the consummation of the transactions contemplated thereby requires the affirmative vote of the holders of a majority of the shares of PMT Stock entitled to vote at the Special Meeting. As of August 20, 1998, the directors and executive officers of PMT owned or controlled the vote with respect to approximately 5.6% of the PMT Stock entitled to vote at the Special Meeting. Subject to certain limited exceptions, Richardson M. Roberts and Gregory S. Daily, who owned approximately 3.1% and 2.4%, respectively, of the outstanding PMT Stock on such date, have agreed to vote in favor of the Merger Agreement and the transactions contemplated thereby.

  THE BOARD OF DIRECTORS OF PMT RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AND CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY.

  Even if you plan to attend the Special Meeting, please fill in, date and sign the enclosed proxy card and promptly return it in the enclosed return envelope, which requires no postage if mailed in the United States, to ensure that your shares will be represented at the Special Meeting. If you attend in person, the proxy can be disregarded, if you wish, and you may vote your shares in person.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          Richardson M. Roberts
                                          Chairman and Chief Executive Officer

Nashville, Tennessee
August 20, 1998

                             JOINT PROXY STATEMENT
                                      OF
                               NOVA CORPORATION
                                      AND
                              PMT SERVICES, INC.

                               ----------------

                                  PROSPECTUS
                                      OF
                               NOVA CORPORATION

                               ----------------

  This Joint Proxy Statement/Prospectus is being furnished to the holders of Common Stock ("NOVA Stock") of NOVA Corporation ("NOVA") and the holders of Common Stock ("PMT Stock") of PMT Services, Inc. ("PMT") in connection with the solicitation of proxies by the Boards of Directors of NOVA and PMT for use at the Special Meeting of Shareholders of NOVA to be held at 10:00 a.m., Atlanta time, on Thursday, September 24, 1998, at NOVA's corporate headquarters, One Concourse Parkway, Suite 300, Atlanta, Georgia (the "NOVA Special Meeting") and at the Special Meeting of Shareholders of PMT to be held at 9:00 a.m., Nashville time, on Thursday, September 24, 1998, at the corporate headquarters of PMT, 3841 Green Hills Village Drive, Nashville, Tennessee (the "PMT Special Meeting" and, together with the NOVA Special Meeting, the "Meetings"), and at any adjournments of the Meetings.

  This Joint Proxy Statement/Prospectus also constitutes a prospectus of NOVA relating to the shares of NOVA Stock to be issued to the shareholders of PMT pursuant to the terms of the Agreement and Plan of Merger dated as of June 17, 1998 (the "Merger Agreement") among NOVA, Church Merger Corp., a wholly-owned subsidiary of NOVA ("Mergerco"), and PMT. The Merger Agreement provides, among other things, that Mergerco will merge (the "Merger") with and into PMT and, as a result, PMT will become a wholly-owned subsidiary of NOVA. At the effective time of the Merger (the "Effective Time"), holders of PMT Stock will have the right to receive 0.715 shares of NOVA Stock (the "Exchange Ratio") for each of their shares of PMT Stock plus cash in lieu of fractional shares of NOVA Stock (such shares of NOVA Stock and cash in lieu of fractional shares is referred to herein as the "Merger Consideration").

  The transactions contemplated by the Merger Agreement are subject to the satisfaction of certain conditions, including approval of the Merger Agreement and the transactions contemplated thereby by the shareholders of NOVA and PMT. Additionally, the shareholders of NOVA must approve an amendment to the Articles of Incorporation of NOVA to increase the number of authorized shares of NOVA Stock in order to consummate the Merger and the issuance of the NOVA Stock in connection therewith (the "Share Issuance") on the terms and conditions contained in the Merger Agreement.

  As soon as practicable after the Merger, NOVA will send to holders of PMT Stock a letter of transmittal providing instructions for exchanging their certificates representing any shares of PMT Stock (a "PMT Certificate") for NOVA Stock. PMT shareholders should not surrender or otherwise attempt to exchange their PMT Certificates for NOVA Stock certificates unless and until they have received appropriate notice and instructions for exchange.

  All shares of PMT Stock outstanding immediately before the Effective Time will, as a result of the Merger, no longer be outstanding and will automatically be canceled and retired and will cease to exist, and each holder of a PMT Certificate will cease to have any rights with respect thereto, except the right to receive the Merger Consideration in consideration therefor upon the surrender of such PMT Certificate and the rights accorded to such shares under the Tennessee Business Corporation Act.

  This Joint Proxy Statement/Prospectus and the accompanying proxy cards are first being mailed to shareholders of NOVA and PMT on or about August 24, 1998.

 THE NOVA STOCK ISSUABLE  IN THE MERGER HAS NOT  BEEN APPROVED OR DISAPPROVED
  BY  THE SECURITIES AND  EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COM-
    MISSION, NOR HAS  THE SECURITIES AND EXCHANGE  COMMISSION OR ANY STATE
     SECURITIES COMMISSION  PASSED UPON THE ACCURACY OR ADEQUACY  OF THIS
       PROXY STATEMENT/PROSPECTUS. ANY REP- RESENTATION TO THE CONTRARY
        IS A CRIMINAL OFFENSE.

  The NOVA Stock is listed on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "NIS." The PMT Stock is listed on the Nasdaq National Market under the symbol "PMTS." On August 18, 1998, the closing sale price for the NOVA Stock as quoted by the NYSE was $28.00 per share and the closing sale price of the PMT Stock as quoted by the Nasdaq National Market was $19.750 per share.

     The date of this Joint Proxy Statement/Prospectus is August 20, 1998.

                               TABLE OF CONTENTS

                                                                        PAGE NO.
                                                                        --------
AVAILABLE INFORMATION..................................................     1
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE......................     2
SUMMARY................................................................     3
  Parties to the Merger................................................     3
  The NOVA Special Meeting.............................................     3
  The PMT Special Meeting..............................................     4
  The Proposed Merger..................................................     5
    General............................................................     5
    Merger Consideration...............................................     5
    Description of NOVA Stock..........................................     6
    Recommendations of the Boards of Directors.........................     6
    Opinions of Financial Advisors.....................................     6
    Effective Time of the Merger.......................................     6
    Exchange of PMT Stock..............................................     7
    Certain Federal Income Tax Consequences............................     7
    Accounting Treatment...............................................     7
    Management and Operations After the Merger.........................     7
    Interests of Certain Persons in the Merger.........................     8
    Conditions to Consummation.........................................     8
    Regulatory Approvals...............................................     9
    Conduct of Business Pending the Merger.............................     9
    Termination........................................................    10
    Stock Option Agreements............................................    10
    Resales of NOVA Stock..............................................    11
    Other Significant Considerations...................................    11
  Equivalent Per Share Data............................................    12
  Market Prices and Dividends on NOVA Stock and PMT Stock..............    13
  Summary Consolidated Financial and Other Data........................    15
    Selected Pro Forma Combined Condensed Financial Data...............    17
RISK FACTORS...........................................................    18
  VISA and MasterCard Registration Termination.........................    18
  Conversion of PMT Merchant Portfolio.................................    18
  Risks Associated with the Merger and Acquisition Strategy............    19
    Increased Consolidation in the Marketplace.........................    19
    Complexity of Risk Analysis of Acquisition Targets.................    19
    Conversion of Merchant Portfolios..................................    19
    Risks Associated with Joint Venture Alliances......................    20
  Competition and Consolidation........................................    21
  Merchant Attrition...................................................    21
  Dependence on Merchant Accounting Relationships......................    22
  Announced Interchange Rate Increases.................................    22
  Chargeback Risk......................................................    22
  Merchant Fraud.......................................................    22
  Telecommunications Services Provided by WorldCom, Inc................    23
  Certain State Tax Issues.............................................    23
  Development and Market Acceptance of New Products....................    23
  Fluctuation in Quarterly Operating Results...........................    23
  Dependence on Key Management.........................................    23
  Significant Intangible Assets........................................    24

                                                                       PAGE NO.
                                                                       --------
  Banking and Territorial Restrictions................................    24
  Certain Anti-Takeover Provisions....................................    24
  Controlling Shareholders............................................    25
  Possible Volatility of Stock Price..................................    25
  Shares Eligible for Future Sale.....................................    25
INFORMATION REGARDING THE MEETINGS....................................    26
  General.............................................................    26
  NOVA Special Meeting................................................    26
  PMT Special Meeting.................................................    26
  Record Date; Quorum.................................................    26
  Vote Required.......................................................    27
  Solicitation and Revocability of Proxies............................    28
  Recommendations of the Boards of Directors..........................    28
  Dissenters' Rights..................................................    29
PROPOSAL 1--THE PROPOSED MERGER.......................................    30
  General.............................................................    30
  The Proposed Merger.................................................    30
  Merger Consideration................................................    30
  Effective Time......................................................    30
  Exchange of PMT Stock Certificates..................................    31
  No Fractional Shares................................................    31
  Management and Operations After the Merger..........................    32
  Interests of Certain Persons in the Merger..........................    32
    Employment Agreements.............................................    32
    Registration Rights Agreement.....................................    34
    Indemnification; Directors and Officers Insurance.................    35
  Employee Benefits Matters...........................................    35
  Background of the Merger............................................    35
  Reasons for the Merger..............................................    37
  Opinions of Financial Advisors......................................    40
  Certain Federal Income Tax Consequences.............................    50
  Regulatory Approvals................................................    51
  Summary of Certain Provisions of the Merger Agreement...............    51
    Conditions to the Merger..........................................    51
    Representations and Warranties....................................    52
    Conduct of Business Pending the Merger............................    52
    No Solicitation...................................................    53
    Amendment, Waiver and Termination.................................    53
  Expenses and Fees...................................................    54
  Stock Option Agreements.............................................    55
  Shareholder Agreements..............................................    57
  Accounting Treatment................................................    58
  Restrictions on Resales of NOVA Stock...............................    58
PRO FORMA COMBINED CONDENSED FINANCIAL DATA...........................    59
  Pro Forma Combined Condensed Balance Sheet as of June 30, 1998......    60
  Pro Forma Combined Condensed Statement of Operations for the Six
   Months Ended June 30, 1998.........................................    61

                                                                      PAGE NO.
                                                                      --------
  Pro Forma Combined Condensed Statement of Operations Year Ended
   December 31, 1997 ................................................    62
  Pro Forma Combined Condensed Statement of Operations Year Ended
   December 31, 1996.................................................    63
  Pro Forma Combined Condensed Statement of Operations Ten Months
   Ended December 31, 1995 ..........................................    64
  Notes to Unaudited Pro Forma Combined Condensed Financial
   Statements........................................................    65
INFORMATION CONCERNING NOVA..........................................    69
  Selected Consolidated Financial and Other Data.....................    69
  Management's Discussion and Analysis of Financial Condition and Re-
   sults of Operations...............................................    70
    Overview.........................................................    70
    Components of Revenues and Expenses..............................    70
    Results of Operations............................................    71
  Liquidity and Capital Resources....................................    74
  Business of NOVA...................................................    75
    Recent Transactions..............................................    75
    Industry Overview................................................    77
    Merchant Services Provided by NOVA...............................    79
    Technology.......................................................    80
    Software Application Products and Value-Added Services...........    82
    Customer Base....................................................    84
    Marketing........................................................    85
    Acquisition Strategy.............................................    87
    Risk Management..................................................    88
    Merchant Accounting and Clearing Bank Relationships..............    89
    Customer Service and Support.....................................    89
    Proprietary Rights...............................................    90
    Competition and Consolidation....................................    90
    Banking Regulation...............................................    91
    Employees........................................................    92
    Properties.......................................................    92
    Legal Proceedings................................................    92
  Management of NOVA.................................................    93
    Directors, Executive Officers and Key Employees..................    93
    Executive Compensation...........................................    95
    Employment Agreements............................................    96
  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End
   Option Values.....................................................    97
  Stock Option Grants in Last Fiscal Year............................    97
  Director Compensation..............................................    97
  Certain Relationships and Related Transactions Regarding NOVA......    98
    Transactions with WorldCom.......................................    98
    Transactions Related to the First Union Alliance.................    98
    Transactions with KeyBank........................................    99
  Security Ownership of Certain Beneficial Owners and Management.....    99
INFORMATION CONCERNING PMT...........................................   102
DESCRIPTION OF NOVA CAPITAL STOCK....................................   104
  NOVA Stock.........................................................   104
  Preferred Stock....................................................   104
  Agreements and Restrictions Relating to Stock......................   104
  First Union Voting Agreement.......................................   105
  Certain Charter and Bylaw Provisions...............................   105
    Limitation of Directors' Liability...............................   105

                                                                      PAGE NO.
                                                                      --------
    Anti-Takeover Provisions.........................................   105
    Constituency Considerations......................................   105
    Election, Term and Removal of Directors..........................   105
  Transfer Agent and Registrar.......................................   106
COMPARISON OF SHAREHOLDER RIGHTS.....................................   107
  Authorized Capital Stock...........................................   107
  Amendment or Repeal of the Charter or Articles of Incorporation....   108
  Election, Term and Removal of the Board of Directors...............   108
  Liability of Directors.............................................   109
  Conversion and Dissolution.........................................   109
  Shareholder Meetings...............................................   110
  Change of Control..................................................   110
PROPOSAL 2--AMENDMENT TO THE ARTICLES OF INCORPORATION OF NOVA.......   112
PROPOSAL 3--AMENDMENT TO THE NOVA CORPORATION 1996 EMPLOYEES STOCK
 INCENTIVE PLAN......................................................   113
  General............................................................   113
  Eligible Participants; Proposed Amendment..........................   113
  Administration.....................................................   113
  Number of Shares Available.........................................   113
  Option Exercise Price..............................................   114
  Option Vesting.....................................................   114
  Restricted Stock...................................................   114
  Stock Appreciation Rights..........................................   114
  Termination........................................................   114
  Change of Control..................................................   114
  Federal Income Tax Consequences....................................   115
    Incentive Stock Options..........................................   115
    Nonqualified Stock Options.......................................   116
    Stock Appreciation Rights........................................   116
    Restricted Stock.................................................   116
    Limitation on NOVA Deductions....................................   117
    ERISA............................................................   117
    Future Grants....................................................   117
EXPERTS..............................................................   118
LEGAL MATTERS........................................................   118
OTHER MATTERS........................................................   118
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF NOVA CORPORATION.......   F-1

APPENDICES:

Appendix A--Agreement and Plan of Merger dated as of June 17, 1998, by and among NOVA, Mergerco and PMT
Appendix B--Stock Option Agreement dated as of June 17, 1998, between NOVA (as issuer) and PMT (as grantee).
Appendix C--Stock Option Agreement dated as of June 17, 1998, between PMT (as issuer) and NOVA (as grantee).
Appendix D--Opinion of Salomon Smith Barney as to the fairness of the Merger to NOVA.
Appendix E--Opinion of BT Alex. Brown Incorporated as to the fairness of the
            Merger to the PMT shareholders.

                             AVAILABLE INFORMATION

  NOVA has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the NOVA Stock to be issued pursuant to the Merger Agreement. This Joint Proxy Statement/Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in, or annexed as exhibits to, the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to NOVA and the shares of NOVA Stock to be issued pursuant to the Merger Agreement, reference is hereby made to the Registration Statement and the related exhibits thereto. Statements contained or incorporated by reference in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document are not necessarily complete. In each instance, each statement is qualified in all respects by reference to the copy of such contract or other document filed as an exhibit to or incorporated by reference in the Registration Statement. Such information is available for inspection without charge at, and copies can be obtained at prescribed rates from, the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

  NOVA and PMT are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Such material also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. Such reports, proxy and information statements and other information (1) concerning NOVA, also can be inspected at the offices of the NYSE located at 20 Broad Street, New York, New York 10005, and (2) concerning PMT, can be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY NOVA OR PMT. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS JOINT PROXY STATEMENT/PROSPECTUS RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF NOVA, PMT OR ANY SUBSIDIARY THEREOF SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS WITH RESPECT TO PMT THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM: PMT SERVICES, INC., 3841 GREEN HILLS VILLAGE DRIVE, NASHVILLE, TENNESSEE 37215,
ATTENTION: VICKIE G. JOHNSON, (615) 254-1539. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUESTS SHOULD BE RECEIVED BY PMT NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE PMT SPECIAL MEETING.

  The following documents filed by PMT with the Commission (Commission File No. 0-24420) under Section 13(a) or 15(d) of the Exchange Act are hereby incorporated by reference in and made a part of this Joint Proxy
Statement/Prospectus:

    (i) PMT's Annual Report on Form 10-K, and as amended on Form 10-K/A, for the year ended July 31, 1997;

    (ii) PMT's Quarterly Report on Form 10-Q for the quarter ended October 31, 1997;

    (iii) PMT's Quarterly Report on Form 10-Q for the quarter ended January 31, 1998;

    (iv) PMT's Quarterly Report on Form 10-Q for the quarter ended April 30, 1998; and

    (v) PMT's Current Reports on Form 8-K dated October 10, 1997, December 31, 1997, July 20, 1998 and August 17, 1998 and PMT's Current Reports on Form 8-K/A dated September 16, 1997 and October 14, 1997.

  All documents filed by PMT pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date on which the PMT Special Meeting is held shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained herein, in any supplement hereto or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Joint Proxy Statement/Prospectus to the extent that a statement contained herein, in any supplement hereto or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, this Joint Proxy Statement/Prospectus, or any supplement hereto.

                                    SUMMARY

  The following Summary does not contain a complete description of all material features of the Merger Agreement or the transactions contemplated thereby and is subject to and qualified in its entirety by reference to the more detailed information contained or incorporated by reference in this Joint Proxy Statement/Prospectus, including the Appendices hereto. Shareholders of NOVA and PMT are urged to read carefully the entire Joint Proxy Statement/Prospectus, including the Appendices. As used in this Joint Proxy Statement/Prospectus, the terms "NOVA" and "PMT" refer to such corporations and, where the context requires, the respective corporation and its subsidiaries. References in this Joint Proxy Statement/Prospectus to the dollar volume of transactions processed reflect only VISA and MasterCard transactions, and references to NOVA's or PMT's ranking in the industry are based on transaction processing volume.

                             PARTIES TO THE MERGER

NOVA CORPORATION...... ONE  NOVA is an integrated provider of transaction
CONCOURSE PARKWAY SUITE     processing services, related software application
300 ATLANTA, GEORGIA        products and value-added services primarily to
30328 (770) 396-1456        small- to medium-sized merchants. NOVA provides
                            transaction processing support for all major credit and charge cards, including VISA, MasterCard, American Express, Discover, Diner's Club and JCB, and also provides access to debit card processing and check verification services. On a pro forma basis giving effect to the recent transactions, the aggregate dollar volume of VISA and MasterCard credit card transactions processed by NOVA in 1997 would have been over $24.0 billion.

PMT SERVICES, INC. .. 3841  PMT is an independent service organization that
GREEN HILLS VILLAGE DRIVE   markets and services electronic credit card
NASHVILLE, TENNESSEE        authorization and payment systems to merchants
37215 (615) 254-1539        located throughout the United States. PMT's
                            operating and growth strategies focus on expanding
                            PMT's customer base of small- to medium-sized merchants through trade and other association affiliations, telemarketing, acquiring subsidiary sales forces, merchant portfolio purchases and the provision of high levels of customer service. PMT has experienced rapid growth in its total merchant portfolio base which has caused significant growth in PMT's revenues and earnings.

                            THE NOVA SPECIAL MEETING

TIME, DATE AND PLACE......  The NOVA Special Meeting will be held at
                            10:00 a.m., Atlanta, Georgia time, on Thursday, September 24, 1998, at NOVA's corporate headquarters, One Concourse Parkway, Suite 300, Atlanta, Georgia, and at any adjournments or postponements thereof.

RECORD DATE AND SHARES
 ENTITLED TO VOTE.........
                            Holders of record of the NOVA Stock at the close of business on August 20, 1998 (the "NOVA Record Date"), are entitled to notice of and to vote at the NOVA Special Meeting. At such date and time there were approximately 34,289,850 shares of NOVA Stock outstanding.

PURPOSE OF THE NOVA
 SPECIAL MEETING..........
                            The purpose of the NOVA Special Meeting is to consider and vote upon (1) a proposal to approve the Merger Agreement and the transactions contemplated thereby including without limitation the Share Issuance ("NOVA Proposal 1"), (2) a related proposal to amend the Articles of Incorporation of NOVA to increase the number of authorized shares of NOVA Stock to 200,000,000 shares from 50,000,000 shares ("NOVA Proposal 2") and (3) a related proposal to amend the NOVA Corporation 1996 Employees Stock Incentive Plan (the "Plan") to increase the number of shares of NOVA Stock issuable under the Plan to 6,000,000 shares from 2,000,000 shares ("NOVA Proposal 3" and together with Proposal 1 and Proposal 2, the "NOVA Proposals"). See "Information Regarding the Meetings" and "Proposal 1--The Proposed Merger," "Proposal 2--Amendment to the Articles of Incorporation of NOVA" and "Proposal 3--Amendment to the NOVA Corporation 1996 Employees Stock Incentive Plan."

VOTE REQUIRED.............  The approval by the NOVA shareholders of the NOVA
                            Proposals will require the affirmative vote of the holders of at least a majority of the outstanding shares of NOVA Stock on each of the NOVA Proposals. As of the NOVA Record Date, all directors and executive officers of NOVA as a group beneficially owned approximately 54.2% of the outstanding NOVA Stock. Such shares include shares owned or controlled by First Union Corporation ("First Union"), Warburg, Pincus Investors, L.P. ("Warburg") and WorldCom, Inc. ("WorldCom"). First Union, Warburg and WorldCom own or control the vote with respect to approximately 19.9%, 25.8%, and 5.5%, respectively, of the NOVA Stock entitled to be voted at the NOVA Special Meeting. Subject to certain limited exceptions, each of First Union (and its affiliates), Warburg and WorldCom has agreed to vote its shares of NOVA Stock in favor of each of the NOVA Proposals. Accordingly, approval of each of the NOVA Proposals by the shareholders of NOVA is reasonably assured. See "Information Regarding the Meetings," "Proposal 1--The Proposed Merger--Shareholder Agreements" and "Information Concerning NOVA--Security Ownership of Certain Beneficial Owners and Management."

                            THE APPROVAL OF EACH OF NOVA PROPOSAL 1 AND NOVA PROPOSAL 2 IS A CONDITION TO CONSUMMATION OF THE MERGER.

                            THE PMT SPECIAL MEETING

TIME, DATE AND PLACE......  The PMT Special Meeting will be held at 9:00 a.m.,
                            Nashville, Tennessee time, on Thursday,
                            September 24, 1998, at the corporate headquarters of PMT, 3841 Green Hills Village Drive, Nashville, Tennessee, and at any adjournments or postponements thereof.

RECORD DATE AND SHARES
 ENTITLED TO VOTE.........
                            Holders of record of the PMT Stock at the close of business on August 20, 1998 (the "PMT Record Date"), are entitled to notice of and to vote at the Special Meeting. At such date and time there were approximately 52,655,844 shares of PMT Stock outstanding.

PURPOSE OF THE PMT
 SPECIAL MEETING..........
                            The purpose of the PMT Special Meeting is to consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby. See "Information Regarding the Meetings" and "Proposal 1--The Proposed Merger."

VOTE REQUIRED.............  The approval by the PMT shareholders of the Merger
                            Agreement and the transactions contemplated thereby will require the affirmative vote of the holders of at least a majority of the outstanding shares of PMT Stock. As of the PMT Record Date, the directors and executive officers of PMT owned or controlled the vote with respect to approximately 5.6% of the PMT Stock entitled to be voted at the PMT Special Meeting. Subject to certain limited exceptions, Richardson M. Roberts and Gregory S. Daily, who owned approximately 3.1% and 2.4%, respectively, of the outstanding PMT Stock as of the PMT Record Date, have agreed to vote their shares of PMT Stock in favor of the Merger Agreement and the transactions contemplated thereby. See "Proposal 1--The Proposed Merger--Shareholder Agreements."

                              THE PROPOSED MERGER

  General. The Merger Agreement provides, among other things, that Mergerco will merge with and into PMT, whereby PMT shall survive and the separate corporate existence of Mergerco shall cease. As a result of the Merger, PMT will become a wholly-owned subsidiary of NOVA. Upon consummation of the Merger, each outstanding share of PMT Stock will cease to be outstanding and will be converted into and exchanged for the Merger Consideration. If the Merger Agreement is approved at the Meetings, NOVA Proposal 2 is approved at the NOVA Special Meeting, all required governmental and other consents and approvals are obtained, and all of the other conditions to the obligations of the parties to consummate the Merger are either satisfied or waived, the Merger will be consummated. See "Proposal 1--The Proposed Merger."

  Merger Consideration. The Merger Agreement provides that, at the Effective Time, each outstanding share of PMT Stock will cease to be outstanding and will be converted into and exchanged for 0.715 shares of NOVA Stock. Additionally, each option or warrant to purchase PMT Stock outstanding at the Effective Time will be converted automatically into an option or warrant, as the case may be, to purchase a number of shares of NOVA Stock equal to (A) the number of shares of PMT Stock issuable upon exercise of the option or warrant multiplied by (B) the Exchange Ratio (0.715) at a price per share of NOVA Stock equal to the per share option or warrant exercise price specified in the respective option or warrant divided by the Exchange Ratio (rounded to the nearest whole cent). Pursuant to the terms of PMT's 1994 Incentive Stock Plan, as amended and restated, 1994 Non-Employee Director Stock Option Plan, as amended and restated, 1997 Executive Stock Incentive Plan and 1997 Non-Qualified Stock Option Plan (collectively, the "PMT Stock Option Plans"), all options previously granted under the PMT Stock Option Plans that are not fully vested prior to the Effective Time will become fully vested at the Effective Time. As of the PMT Record Date, approximately 52,655,844 shares of PMT Stock were issued and outstanding and approximately 3,204,308 shares of PMT Stock were issuable upon exercise of outstanding options and warrants (assuming full vesting) to purchase PMT Stock. As a result, NOVA is expected to issue an aggregate of approximately 37,648,930 shares of NOVA Stock in the Merger and to reserve approximately 2,291,080 shares of NOVA Stock for issuance upon exercise of the PMT Stock options and warrants (assuming in each case, no exercise of options or warrants to purchase PMT Stock from the PMT Record Date through the Effective Time). NOVA will issue only whole shares of NOVA Stock in the Merger and will pay to PMT shareholders cash in lieu of fractional shares of NOVA Stock to which they otherwise would be entitled. Neither the PMT shareholders nor the NOVA shareholders have any dissenters' rights with respect to the Merger Agreement or the transactions contemplated thereby.

  Description of NOVA Stock. The holders of NOVA Stock are entitled to dividends as and when declared by the Board of Directors of NOVA out of funds legally available therefor, to one vote for each share held on matters submitted to a vote of NOVA shareholders, and, in the event of liquidation, to the net assets remaining after satisfaction of all liabilities. As of August 20, 1998, 34,289,850 shares of NOVA Stock were outstanding and held by approximately 46 shareholders of record. See "Description of NOVA Capital Stock" and "Comparison of Shareholder Rights."

 Recommendations of the Boards of Directors.

  NOVA. The Board of Directors of NOVA believes that the Merger is fair to, and in the best interests of, NOVA and its shareholders. Accordingly, after consideration of relevant business, financial, legal and market factors, the Board of Directors adopted and approved the Merger Agreement and the transactions contemplated thereby by unanimous vote and voted to recommend that NOVA shareholders vote "FOR" the approval of each of the NOVA Proposals. See "Proposal 1--The Proposed Merger--Reasons for the Merger."

  PMT. The Board of Directors of PMT has unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby. The PMT Board of Directors believes that the Merger is fair to and in the best interests of PMT and its shareholders and unanimously recommends that the shareholders of PMT vote "FOR" approval of the Merger Agreement and the consummation of the transactions contemplated thereby.

 Opinions of Financial Advisors.

  NOVA. NOVA's financial advisor, Salomon Smith Barney, has rendered an opinion to the Board of Directors of NOVA that, as of the date thereof, the Exchange Ratio is fair to NOVA from a financial point of view. A copy of such opinion is set forth in Appendix D hereto and should be read in its entirety with respect to the assumptions made, other matters considered and limitations on the reviews undertaken. It is anticipated that Salomon Smith Barney will confirm its opinion in writing as of the date of mailing of this Joint Proxy Statement/Prospectus; however, confirmation of such opinion is not a condition to the Merger. See "Proposal 1--The Proposed Merger--Opinions of Financial Advisors."

  PMT. BT Alex. Brown Incorporated ("BT Alex. Brown") rendered an opinion to the Board of Directors of PMT that, as of the date thereof, the Exchange Ratio is fair to the shareholders of PMT from a financial point of view. A copy of such opinion is set forth in Appendix E hereto and should be read in its entirety with respect to the assumptions made, other matters considered and limitations on the reviews undertaken. It is anticipated that BT Alex. Brown will confirm its opinion in writing as of the date of mailing of this Joint Proxy Statement/Prospectus; however, confirmation of such opinion is not a condition to the Merger. See "Proposal 1--The Proposed Merger--Opinions of Financial Advisors."

  Effective Time of the Merger. If the Merger Agreement and the transactions contemplated thereby are approved by the requisite vote of the NOVA and PMT shareholders, NOVA Proposal 2 is approved by the requisite vote of the NOVA shareholders, all required governmental and other consents and approvals are obtained and not withdrawn, and the other conditions to the obligations of the parties to consummate the Merger are either satisfied or waived (as permitted), the Merger will be consummated and will become effective on the date and at the time that Articles of Merger, reflecting the Merger, are filed with the Secretary of State of Tennessee or such later date and time as may be specified in the Articles of Merger. All required applications and notices with respect to the Merger Agreement and the transactions contemplated thereby have been filed with applicable government agencies. Assuming satisfaction of all conditions to consummation, the Merger is expected to become effective in early Fall 1998. NOVA and PMT have the right to terminate the Merger

Agreement if all conditions to closing required by the Merger Agreement have not been met, or waived by NOVA or PMT, by November 30, 1998, or the Merger has not been consummated by November 30, 1998 (which date may be extended upon the occurrence of certain events to February 28, 1999). See "Proposal 1--The Proposed Merger--Effective Time," "Proposal 1--The Proposed Merger--Summary of Certain Provisions of the Merger Agreement--Amendment, Waiver and Termination" and "Proposal 1--The Proposed Merger--Conditions to the Merger."

  Exchange of PMT Stock. NOVA has authorized First Union National Bank ("FUNB"), a subsidiary of First Union, to act as Exchange Agent in connection with the Merger. As soon as practicable after the Effective Time, NOVA will deposit with the Exchange Agent, in trust for the holders of shares of PMT Stock converted in the Merger, certificates representing the shares of NOVA Stock issuable pursuant to the Merger Agreement in exchange for outstanding shares of PMT Stock and cash, as required to make payments in lieu of any fractional shares (such cash and shares of NOVA Stock, together with any dividends or distributions with respect thereto, being the "Exchange Fund"). The Exchange Agent will deliver the NOVA Stock issuable pursuant to the Merger Agreement out of the Exchange Fund.

  As soon as practicable after the Merger, NOVA will cause the Exchange Agent to send to the holders of PMT Stock a letter of transmittal in customary form providing instructions for exchanging their PMT Certificates for the Merger Consideration. The Exchange Agent will not be obligated to deliver the NOVA Stock to which any former holder of PMT Stock is entitled until such holder surrenders his or her PMT Certificate or Certificates for exchange. The PMT Certificate or Certificates so surrendered must be duly endorsed as NOVA may require. PMT SHAREHOLDERS SHOULD NOT SEND THEIR PMT CERTIFICATES WITH THEIR PROXY CARDS. See "Proposal 1--The Proposed Merger--Exchange of PMT Stock Certificates."

  Certain Federal Income Tax Consequences. It is a condition to the Merger that NOVA receive an opinion from Long Aldridge & Norman LLP, and that PMT receive an opinion from Waller Lansden Dortch & Davis, a Professional Limited Liability Company, each dated as of the Effective Time, that the Merger qualifies as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the "Code"), for federal income tax purposes. As a tax-free reorganization (i) no gain or loss will be recognized by NOVA or PMT for federal income tax purposes and (ii) no gain or loss will be recognized by the PMT shareholders for federal income tax purposes except in respect of cash received in lieu of fractional shares of NOVA Stock. See "Proposal 1--The Proposed Merger--Certain Federal Income Tax Consequences."

  BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH PMT SHAREHOLDER AND OTHER FACTORS, EACH PMT SHAREHOLDER IS URGED TO CONSULT SUCH SHAREHOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH SHAREHOLDER OF THE MERGER (INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS).

  Accounting Treatment. The Merger is expected to qualify as a "pooling of interests" transaction for accounting and financial reporting purposes. The obligations of NOVA and PMT to consummate the Merger are subject to the receipt by NOVA of letters from Ernst & Young LLP dated as of the effective date of the Registration Statement and as of the Effective Time regarding its concurrence with management's conclusion that the Merger qualifies for pooling of interests accounting treatment under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with the Merger Agreement, and the receipt by PMT of letters from PricewaterhouseCoopers LLP dated as of the effective date of the Registration Statement and the Effective Time to the same effect. See "Proposal 1--The Proposed Merger--Accounting Treatment."

  Management and Operations After the Merger. Pursuant to the Merger Agreement, NOVA has agreed that at the Effective Time the Board of Directors of NOVA will consist of 11 directors, comprised of five directors designated by NOVA (the "NOVA Designated Directors"), five directors designated by PMT (the "PMT Designated Directors"), and one director nominated by NOVA and approved by PMT (the "Nominated Director"). NOVA has designated Edward Grzedzinski, James M. Bahin, Dr. Henry Kressel, Maurice F.

Terbrueggen and Stephen E. Wall as the NOVA Designated Directors and intends to nominate Charles T. Cannada as the Nominated Director, each of whom currently is a director of NOVA. PMT has designated Richardson M. Roberts, Gregory S. Daily, Stephen D. Kane, Harold L. Siebert and George M. Miller II as the PMT Designated Directors, each of whom (other than Mr. Miller) currently is a director of PMT. PMT has indicated that it intends to approve Mr. Cannada as the Nominated Director. In order to facilitate the recomposition of the NOVA Board, it is anticipated that Dr. James E. Carnes, U. Bertram Ellis, and Joseph
P. Landy will resign as directors of NOVA as of the Effective Time.

  Following the Effective Time, Edward Grzedzinski, the current Chairman, President and Chief Executive Officer of NOVA, and James M. Bahin, the current Vice Chairman, Chief Financial Officer and Secretary of NOVA, will retain their current positions. Richardson M. Roberts, the current Chairman and Chief Executive Officer of PMT, will continue as Chief Executive Officer of PMT and will be elected a Vice Chairman of NOVA's Board of Directors. Additionally, Gregory S. Daily, the current President of PMT, will continue as President of PMT and will be elected a Vice Chairman of NOVA's Board of Directors.

  Following the Effective Time, the Board of Directors of PMT (which will be a wholly-owned subsidiary of NOVA) will consist of Richardson M. Roberts, Gregory
S. Daily, Edward Grzedzinski, and James M. Bahin. The remaining executive officers of PMT after the Effective Time will be agreed upon by Richardson M. Roberts and Edward Grzedzinski. See "Proposal 1--The Proposed Merger-- Management and Operations After the Merger" and "Proposal 1--The Proposed Merger--Interests of Certain Persons in the Merger."

  Interests of Certain Persons in the Merger. Following the Merger, Edward Grzedzinski, the current Chairman, President and Chief Executive Officer of NOVA, will continue to serve in that capacity; James M. Bahin, the current Vice Chairman, Chief Financial Officer and Secretary of NOVA, will continue to serve in that capacity; Richardson M. Roberts, the current Chairman and Chief Executive Officer of PMT, will continue as Chief Executive Officer of PMT and will become a Vice Chairman of NOVA's Board of Directors; and Gregory S. Daily, the current President of PMT, will continue as President of PMT and will become a Vice Chairman of NOVA's Board of Directors. In connection with the Merger Agreement, NOVA entered into Employment Agreements with each of Messrs. Roberts and Daily. The Employment Agreements are intended to replace each of Messrs. Roberts' and Daily's existing employment agreements with PMT, and will become effective only in the event the Merger is consummated. Each Employment Agreement has a term of one year, beginning at the Effective Time, subject to early termination or renewal as therein provided. The Employment Agreements provide for payment of base salary, bonuses, and certain fringe benefits, and also provide for termination payments to be made to the employee in the event of termination of employment (including payments in the event NOVA undergoes a "change in control," as defined under the Employment Agreements). See "Proposal 1--The Proposed Merger--Interests of Certain Persons in the Merger."

  In connection with the Merger Agreement, NOVA entered into a Registration Rights Agreement with Messrs. Roberts and Daily. The Registration Rights Agreement provides that NOVA will provide reasonable assistance to Messrs. Roberts and Daily in the event either of them elects to dispose of a portion of the shares of the NOVA Stock that they receive in the Merger. Additionally, the Registration Rights Agreement provides that Messrs. Roberts and Daily will have certain limited incidental registration rights in the event NOVA registers securities of NOVA. See "Proposal 1--The Proposed Merger--Interests of Certain Persons in the Merger--Registration Rights."

  Conditions to Consummation. Consummation of the Merger Agreement and the transactions contemplated thereby are subject to a number of conditions, including, among other things: (i) approval of the Merger Agreement and the transactions contemplated thereby by the shareholders of PMT and NOVA, and approval of the proposed amendment to the Articles of Incorporation of NOVA (NOVA Proposal 2) by the shareholders of NOVA; (ii) receipt of all governmental and other consents and approvals necessary to permit consummation of the Merger, including the expiration of all applicable waiting periods (or extensions thereof) under the Hart-

Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act");
(iii) receipt by NOVA of an opinion from Long Aldridge & Norman LLP and receipt by PMT of an opinion of Waller Lansden Dortch & Davis, a Professional Limited Liability Company, each dated as of the Effective Time, that the Merger qualifies as a tax-free reorganization under the Code for federal income tax purposes; (iv) the receipt by NOVA of letters from Ernst & Young LLP dated as of the effective date of the Registration Statement and as of the Effective Time regarding its concurrence with management's conclusion that the Merger qualifies for pooling of interests accounting treatment under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with the Merger Agreement, and the receipt by PMT of letters from PricewaterhouseCoopers LLP dated as of the effective date of the Registration Statement and the Effective Time to the same effect; and (v) the approval for listing on the NYSE of the NOVA Stock to be issued in the Merger, subject to notice of issuance. Further, PMT has the right to terminate the Merger Agreement if the value of the Merger Consideration to be received by PMT shareholders at the Effective Time would be less than $15.00 per share of PMT Stock exchanged therefor, subject to NOVA's right to adjust the Exchange Ratio so that the value of the Merger Consideration on the date of the Effective Time is $15.00 per share of PMT Stock. See "Proposal 1--The Proposed Merger-- Conditions to the Merger" and "Proposal 1--The Proposed Merger--Summary of Certain Provisions of the Merger Agreement."

  Regulatory Approvals. The Merger is subject to review by the United States Department of Justice and the Federal Trade Commission under the HSR Act. NOVA and PMT have filed the required notifications with the Department of Justice and the Federal Trade Commission under the HSR Act. See "Proposal 1--The Proposed Merger--Regulatory Approvals."

  Conduct of Business Pending the Merger. Each of NOVA and PMT has agreed in the Merger Agreement to, among other things, operate its business only in the ordinary course of its business as currently conducted and, to the extent consistent therewith, to use reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its relationship with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business will be unimpaired at the Effective Time. In addition, and without limiting the generality of the foregoing sentence, each of NOVA and PMT has agreed not to take certain actions relating to its operations pending consummation of the Merger without the prior consent of the other party, except as otherwise permitted by the Merger Agreement, including, among other things, that each of NOVA and PMT will not: (i) declare, set aside, or pay any dividends on, or make distributions in respect of its stock, or split, combine or reclassify any of its stock, or issue or authorize the issuance of any other securities in respect of its stock, or, subject to certain limitations, purchase, redeem or otherwise acquire any shares of its stock; (ii) issue any shares of its stock, other than pursuant to certain exceptions; (iii) acquire or agree to acquire any entity or the assets or business of any entity, except for certain transactions in the ordinary course of business which such party is obligated to consummate pursuant to agreements in effect as of the date of the Merger Agreement; (iv) incur any indebtedness or guarantee any indebtedness, subject to certain limited exceptions; or (v) take any action, other than reasonable and usual actions in the ordinary course of business consistent with past practice, with respect to accounting policies or procedures (other than actions required to be taken by generally accepted accounting principles). See "Proposal 1--The Proposed Merger--Conduct of Business Pending the Merger."

  On May 14, 1998, PMT acquired MBN National, Inc., a California corporation ("MBN"), an independent service organization ("ISO") with a merchant portfolio generating annualized charge volume of approximately $400 million. Pursuant to the merger agreement between PMT and MBN, PMT acquired all of the issued and outstanding capital stock of MBN, and MBN became a wholly-owned subsidiary of PMT. Total consideration paid was 987,500 shares of PMT Stock, which was determined through arm's length negotiations. Pursuant to this merger agreement, PMT has agreed to register for resale up to 25% of the aggregate number of shares of PMT Stock issued to the shareholders of MBN.

  On July 30, 1998, PMT acquired Superior Bankcard Service, Inc., a California corporation ("Superior"), an ISO with a merchant portfolio generating annualized charge volume of approximately $1.0 billion. Pursuant to the merger agreement between PMT and Superior, PMT acquired all of the issued and outstanding capital stock of Superior, and Superior became a wholly-owned subsidiary of PMT. Total consideration paid was 3,720,930 shares of PMT Stock, which was determined through arm's length negotiations. Pursuant to this merger agreement, PMT has agreed to register for resale up to 25% of the aggregate number of shares of PMT Stock issued to the shareholders of Superior, which registration rights terminate if the Merger is consummated.

  Termination. The Merger Agreement may be terminated at any time prior to the Effective Time under certain circumstances, including, among other things, (i) by the mutual consent of NOVA and PMT, (ii) by either NOVA or PMT if the Merger has not been effected prior to the close of business on November 30, 1998, which date may be extended under certain circumstances to February 28, 1999,
(iii) by either NOVA or PMT if the requisite shareholder approvals are not obtained, (iv) by either NOVA or PMT in certain circumstances involving a competing transaction or a withdrawal or modification by a Board of Directors of its recommendation of the Merger, (v) by either NOVA or PMT in certain instances of a material breach by the other party of its representations, warranties, covenants or agreements contained in the Merger Agreement, and (vi) by PMT, if the value of the Merger Consideration to be received by PMT shareholders at the Effective Time would be less than $15.00 per share of PMT Stock exchanged therefor, subject to NOVA's right to adjust the Exchange Ratio so that the value of the Merger Consideration at the Effective Time is $15.00 per share of PMT Stock. See "Proposal 1--The Proposed Merger--Summary of Certain Provisions of the Merger Agreement."

  Stock Option Agreements. In connection with the Merger Agreement, NOVA (as issuer) entered into a Stock Option Agreement with PMT (as grantee), dated as of June 17, 1998 (the "NOVA Stock Option Agreement"), and PMT (as issuer) entered into a Stock Option Agreement with NOVA (as grantee), dated as of June 17, 1998 (the "PMT Stock Option Agreement" and, together with the PMT Stock Option Agreement, the "Stock Option Agreements"). The NOVA Stock Option Agreement and the PMT Stock Option Agreement are attached to this Joint Proxy Statement/Prospectus as Appendix B and Appendix C, respectively, and are incorporated by reference herein.

  Pursuant to the PMT Stock Option Agreement, PMT granted to NOVA an irrevocable option (the "PMT Option"), exercisable only under certain limited and specifically defined circumstances (none of which, to the best of PMT's and NOVA's knowledge, has occurred as of the date hereof) to purchase up to a number of shares of PMT Stock equal to 19.9% of the total number of shares of PMT Stock issued and outstanding at the time of exercise for a purchase price of $25.16 per share, subject to adjustment in certain circumstances.

  Pursuant to the NOVA Stock Option Agreement, NOVA granted to PMT an irrevocable option (the "NOVA Option" and, together with the PMT Option, the "Options"), exercisable only under certain limited and specifically defined circumstances (none of which, to the best of NOVA's and PMT's knowledge, has occurred as of the date hereof) to purchase up to a number of shares of NOVA Stock equal to 19.9% of the total number of shares of NOVA Stock issued and outstanding at the time of exercise for a purchase price of $35.19 per share, subject to adjustment in certain circumstances.

  Under certain circumstances, if an Option becomes exercisable, the holder of such Option will have the right to require the issuer of the Option to repurchase such Option (or the shares purchased pursuant thereto).

  The Stock Option Agreements and the Options are intended to increase the likelihood that the Merger will be consummated on the terms set forth in the Merger Agreement, and may be expected to discourage offers by third parties to acquire or otherwise propose business combination transactions with PMT or NOVA prior to the Merger.

  In the event that either the PMT shareholders or the NOVA shareholders fail to approve the Merger Agreement and the transactions contemplated thereby, or, in the case of the NOVA shareholders, NOVA

Proposal 2, either PMT or NOVA may terminate the Merger Agreement. See "Proposal 1--The Proposed Merger--Amendment, Waiver and Termination." If such termination occurs prior to the occurrence of an Initial Triggering Event (as such term is hereinafter defined) under the Stock Option Agreements, the Stock Option Agreements will automatically terminate at such time. If a Subsequent Triggering Event (as hereinafter defined) occurs under either Stock Option Agreement prior to termination of such Stock Option Agreement, however, PMT or NOVA, as applicable, will be entitled to exercise the related Option in accordance with its or their terms, as applicable. See "Proposal 1--The Proposed Merger--Stock Option Agreements."

  Resales of NOVA Stock. The NOVA Stock issued in connection with the Merger will be freely transferable by the holders of such shares, except for those holders who may be deemed to be "affiliates" (generally including directors, certain executive officers, and 10% or more shareholders) of NOVA or PMT under applicable federal securities laws and under the accounting requirements for a pooling of interests transaction. Affiliates of NOVA or PMT may not sell shares of NOVA Stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act or in compliance with Rule 144, or Rule 145, in the case of affiliates of PMT, promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act and except in compliance with the accounting requirements of a pooling of interests transaction. See "Proposal 1--The Proposed Merger--Restrictions on Resales of NOVA Stock."

  Other Significant Considerations. In determining whether to approve the transactions pursuant to the Merger Agreement, NOVA and PMT shareholders should consider that the price of the NOVA Stock may vary from the price at the Effective Time, as well as from the prices at the date of this Joint Proxy Statement/Prospectus and at the date of the Meetings. Such variations may be the result of changes in the business, operations or prospects of NOVA or PMT, market assessments of the likelihood that the Merger will be consummated and the timing thereof, regulatory considerations, general market and economic conditions and other factors. Because the Effective Time may occur at a later date than the date of the Meetings, there can be no assurance that the price of NOVA Stock on the date of the Meetings will be indicative of the price of NOVA Stock at the Effective Time. The Effective Time will occur as soon as practicable following the Meetings and the satisfaction or waiver of the other conditions set forth in the Merger Agreement. See "Proposal 1--The Proposed Merger--Conditions to the Merger."

  Shareholders of NOVA and PMT also should consider that the Exchange Ratio is a fixed ratio in the Merger Agreement. As a result, except with respect to the Exchange Ratio adjustment mechanism in favor of PMT described elsewhere herein (see "Proposal 1--The Proposed Merger--Summary of Certain Provisions of the Merger Agreement"), the Exchange Ratio will not be adjusted in the event of an increase or decrease in the market price of either the NOVA Stock or the PMT Stock, or both. NOVA and PMT shareholders are urged to obtain current market quotations for the NOVA Stock and the PMT Stock.

EQUIVALENT PER SHARE DATA

  The following sets forth certain data concerning the historical net income, dividends and book value per share for each of NOVA and PMT, and for combined NOVA and PMT on a pro forma basis after giving effect to the Merger. The pro forma combined information combines NOVA's historical results for the six months ended June 30, 1998, the years ended December 31, 1997 and 1996, and the ten-month period ended December 31, 1995, with PMT's historical results for the six months ended April 30, 1998 and the 12 months ended October 31, 1997, July 31, 1996 and July 31, 1995, respectively, giving effect to the Merger as if it had occurred on March 1, 1995. The information below should be read in conjunction with the unaudited Pro Forma Combining Financial Statements and the historical financial statements of NOVA and PMT included elsewhere in this Joint Proxy Statement/Prospectus or incorporated herein by reference. The unaudited pro forma equivalent per share data shows, for each share of NOVA Stock and PMT Stock before the Merger, its equivalent position after giving effect to the Merger. PMT shareholders will receive 0.715 shares of NOVA Stock (plus cash in lieu of fractional shares of NOVA Stock) for each share of PMT Stock outstanding at the Effective Time.

                           TEN MONTH      YEAR ENDED DECEMBER 31     SIX MONTHS NINE MONTHS
                          PERIOD ENDED    (NOVA), JULY 31 (PMT),       ENDED       ENDED
                          DECEMBER 31, -----------------------------  JUNE 30,   APRIL 30,
                              1995     1995     1996        1997        1998       1998
                          ------------ ----- ----------- ----------- ---------- -----------
       HISTORICAL             NOVA      PMT  NOVA   PMT  NOVA   PMT     NOVA        PMT
       ----------         ------------ ----- ----- ----- ----- ----- ---------- -----------
Net income per common
 share..................     $0.24     $0.18 $0.25 $0.28 $0.60 $0.42   $0.29       $0.43
Net income per common
 shares--assuming
 dilution...............      0.24      0.18  0.25  0.27  0.58  0.41    0.28        0.42
Book value per common
 share at end of period.      2.29      2.83  2.96  3.81  3.55  4.01    7.48        4.15

                                  YEAR ENDED
                              DECEMBER 31 (NOVA),
                                JULY 31 (PMT),
                              -------------------
                                                   YEAR ENDED  SIX MONTHS ENDED
                                                  DECEMBER 31,     JUNE 30,
     PRO FORMA COMBINED         1995      1996        1997           1998
     ------------------        ------    ------   ------------ ----------------
 Net income per common
  share.....................    $0.25     $0.32      $0.64          $0.35
 Net income per common
  share, assuming dilution..     0.25      0.32       0.62           0.34
 Book value per common share
  at end of period..........     2.76      4.26       4.81           6.66
    EQUIVALENT PRO FORMA
 COMBINED--PER PMT SHARE(1)
 --------------------------
 Net income per common
  share.....................    $0.18     $0.23      $0.46          $0.25
 Net income per common
  share, assuming dilution..     0.18      0.23       0.44           0.24
 Book value per common share
  at end of period..........     1.97      3.05       3.44           4.76

--------
(1) Equivalent pro forma data is calculated as the pro forma combined information multiplied by 0.715 (the Exchange Ratio).

MARKET PRICES AND DIVIDENDS ON NOVA STOCK AND PMT STOCK

  NOVA. The NOVA Stock began trading on the NYSE on May 8, 1996, under the symbol "NIS." Prior to that date, there was no public market for the NOVA Stock. The following table sets forth, for the fiscal periods indicated, the high and low last sale prices per share for the NOVA Stock as reported on the NYSE.

                                                                  HIGH     LOW
                                                                 ------- -------
   1996:
    From May 8 to June 30, 1996................................  $39.875 $26.000
    Quarter Ended September 30, 1996...........................   36.000  27.500
    Quarter Ended December 31, 1996............................   33.500  18.000
   1997:
    Quarter Ended March 31, 1997...............................  $23.500 $12.875
    Quarter Ended June 30, 1997................................   26.563  15.625
    Quarter Ended September 30, 1997...........................   29.125  23.500
    Quarter Ended December 31, 1997............................   30.813  23.250
   1998:
    Quarter Ended March 31, 1998...............................  $33.500 $22.750
    Quarter Ended June 30, 1998................................   35.875  31.000
    Quarter Ended September 30, 1998 (through August 18, 1998).   37.118  27.938

  On June 17, 1998, the last trading day prior to public announcement that the parties had entered into the Merger Agreement, the last reported sale price per share of the NOVA Stock on the NYSE was $35.19. The last reported sale price of the NOVA Stock on the NYSE on August 18, 1998, was $28.00 per share. As of August 20, 1998, NOVA had approximately 46 shareholders of record.

  NOVA has never declared or paid cash dividends on the NOVA Stock. The current policy of NOVA's Board of Directors is to retain any available earnings for use in the operation and expansion of NOVA's business. Therefore, no payment of cash dividends on the NOVA Stock is likely in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will depend upon NOVA's earnings, capital requirements, financial condition, the ability of NOVA's subsidiaries to pay cash dividends to NOVA and any other factors deemed relevant by the Board of Directors. NOVA's loan agreements also restrict the payment of cash dividends. See "Information Concerning NOVA--Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Information Concerning NOVA--Liquidity and Capital Resources" and Note 6 to NOVA's Consolidated Financial Statements.

  PMT. The PMT Stock is listed and traded on the Nasdaq National Market under the symbol "PMTS." The following table sets forth, for the calendar periods indicated, the high and low last sale prices per share for the PMT Stock on the Nasdaq National Market.

                                                                  HIGH     LOW
                                                                 ------- -------
   1996:
    Quarter Ended March 31, 1996...............................  $16.417 $ 9.583
    Quarter Ended June 30, 1996................................   28.625  15.833
    Quarter Ended September 30, 1996...........................   28.750  16.500
    Quarter Ended December 31, 1996............................   22.500  16.750
   1997:
    Quarter Ended March 31, 1997...............................  $18.313 $11.000
    Quarter Ended June 30, 1997................................   16.500  10.375
    Quarter Ended September 30, 1997...........................   19.625  15.250
    Quarter Ended December 31, 1997............................   18.063  12.000
   1998:
    Quarter Ended March 31, 1998...............................  $18.000 $12.750
    Quarter Ended June 30, 1998................................   25.438  18.063
    Quarter Ended September 30, 1998 (through August 18, 1998).   26.625  19.125

  On June 17, 1998, the last trading day prior to public announcement that the parties had entered into the Merger Agreement, the last reported sale price per share of the PMT Stock on the Nasdaq National Market was $20.63. The last reported sale price of the PMT Stock on the Nasdaq National Market on August 18, 1998, was $19.750 per share. As of August 20, 1998, PMT had approximately 171 shareholders of record.

  The stock prices for fiscal year 1996 (which ended July 31, 1996) have been adjusted to give retroactive effect to PMT's stock splits. The stock split for shareholders of record on December 29, 1995, was a two-for-one stock split effected in the form of a stock dividend. The stock split for shareholders of record on May 28, 1996, was a three-for-two stock split effected in the form of a stock dividend.

  PMT currently intends to retain all earnings to finance the development and expansion of its operations and, therefore, does not anticipate paying cash dividends or making any other cash distributions on its shares of PMT Stock in the foreseeable future. PMT's future dividend policy will be determined by its Board of Directors on the basis of various factors, including PMT's results of operations, financial condition, business opportunities and capital requirements. The declaration of cash dividends is currently prohibited by the Merger Agreement.

  NOVA and PMT shareholders are advised to obtain current market quotations for the NOVA Stock and PMT Stock. No assurance can be given as to the market price of NOVA Stock or PMT Stock at or, in the case of NOVA Stock, after the Effective Time.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

  NOVA. The following table sets forth selected historical financial data of NOVA and has been derived from and should be read in conjunction with the audited consolidated financial statements of NOVA for each of the three years in the period ended December 31, 1997, and the unaudited interim consolidated financial statements of NOVA for the six months ended June 30, 1997 and 1998, including the respective notes thereto, which are included elsewhere herein. The interim financial data is unaudited but reflects all adjustments which, in the opinion of management of NOVA, are necessary for a fair presentation. All adjustments reflected in the interim financial data are of a normal recurring nature. Interim results for the six months ended June 30, 1998, are not necessarily indicative of the results to be expected for the full year.

                                                                                                 SIX MONTHS
                                                     TEN-MONTH           YEAR ENDED                ENDED
                          YEAR ENDED FEBRUARY 28,   PERIOD ENDED        DECEMBER 31,              JUNE 30,
                          ------------------------  DECEMBER 31,   ----------------------- ----------------------
                             1994         1995        1995(1)         1996        1997        1997       1998
                          -----------  -----------  ------------   ----------- ----------- ---------- -----------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $    68,213  $    93,592   $  129,035    $   265,829 $   335,625 $  144,569 $   298,873
Operating income (loss).       (3,931)        (245)       2,789         11,905      28,362     11,714      19,838
Net income (loss).......       (4,142)      (1,213)       4,887(2)       7,267      17,385      7,561       8,967
Net income (loss) per
 common share(3)........          --   $     (0.13)  $     0.24    $      0.25 $      0.60 $     0.26 $      0.29
                          ===========  ===========   ==========    =========== =========== ========== ===========
Net income (loss) per
 common share assuming
 dilution(3)............          --   $     (0.13)  $     0.24    $      0.25 $      0.58 $     0.25 $      0.28
                          ===========  ===========   ==========    =========== =========== ========== ===========
Weighted average common
 shares outstanding(3)..          --        13,603       18,024         28,604      28,863     28,845      31,060
Weighted average common
 shares outstanding
 assuming dilution(3)...          --        13,603       18,024         28,604      30,116     29,941      32,269
OTHER DATA:
Merchant sales volume
 processed..............  $ 2,871,793  $ 4,131,071   $5,975,013    $11,925,126 $14,980,287 $6,441,151 $12,858,970

                                                                  JUNE 30,
                                                              -----------------
                                                                1997     1998
                                                              -------- --------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets................................................. $121,861 $339,873
Long-term debt and capital lease obligations, less current
 portion.....................................................      832   17,266
Total shareholders' equity...................................   92,703  256,188

--------
(1) NOVA changed its fiscal year end from the last day of February to December 31, effective December 31, 1995. For financial reporting purposes, the ten-month period ended December 31, 1995 is considered an annual period. Revenues and net income for the 12 months ended December 31, 1995 were $147.8 million and $3.6 million, respectively.
(2) Reflects the reduction of valuation allowance against deferred taxes of $5.0 million, the benefits of which have been recognized in the provision for income taxes. See Note 4 to NOVA's Consolidated Financial Statements.
(3) Pro forma prior to May 8, 1996. See Note 11 to NOVA's Consolidated Financial Statements.

  PMT. The following table sets forth selected historical financial data of PMT and has been derived from and should be read in conjunction with PMT's Annual Report on Form 10-K for the year ended July 31, 1997 (as amended by Form 10-K/A filed on October 31, 1997), and the audited financial statements of PMT for each of the three years in the period ended July 31, 1997, and PMT's Quarterly Report on Form 10-Q for the quarter ended April 30, 1998, and the unaudited interim financial statements of PMT for the nine months ended April 30, 1998, including the respective notes thereto which are incorporated by reference herein. See "Incorporation of Certain Information by Reference." The interim financial data is unaudited but reflects all adjustments which, in the opinion of management of PMT, are necessary for a fair presentation. All adjustments reflected in the interim financial data are of a normal recurring nature. Interim results for the nine months ended April 30, 1998, are not necessarily indicative of the results to be expected for the full year.

                                                                        NINE MONTHS
                                                                           ENDED
                                     YEAR ENDED JULY 31,                 APRIL 30,
                         ------------------------------------------- -----------------
                          1993     1994     1995     1996     1997     1997     1998
                         ------- -------- -------- -------- -------- -------- --------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues................ $69,955 $110,202 $163,663 $263,450 $355,010 $251,237 $327,353
Operating income........   3,722    7,494   12,785   19,261   31,242   21,065   33,990
Net income..............   2,289    3,570    6,378   11,881   20,514   13,570   22,310
Net income per common
 share(3)............... $  0.10 $   0.15 $   0.18 $   0.28 $   0.42 $   0.28 $   0.43
                         ======= ======== ======== ======== ======== ======== ========
Net income per common
 share assuming
 dilution(3)............ $  0.10  $  0.15 $   0.18 $   0.27 $   0.41 $   0.28 $   0.42
                         ======= ======== ======== ======== ======== ======== ========
Weighted average common
 shares outstanding(3)..  23,192   23,412   34,847   41,906   48,542   47,944   51,590
Weighted average common
 shares outstanding
 assuming dilution(3)...  23,838   24,033   35,685   43,285   49,723   49,146   52,693


                                                                  APRIL 30,
                                                              -----------------
                                                                1997     1998
                                                              -------- --------
BALANCE SHEET DATA:
Total assets................................................. $243,970 $274,928
Long-term debt and capital lease obligations, less current
 portion.....................................................   18,398   19,337
Total shareholders' equity...................................  195,128  218,180

  Selected Pro Forma Combined Condensed Financial Data. The following table sets forth unaudited selected pro forma combined condensed financial data of NOVA after giving effect to the Merger accounted for under the pooling of interests method as of March 1, 1995 for income statement data and as of June 30,1998 for balance sheet data. The unaudited selected pro forma combined condensed financial data combine NOVA's historical results for the six months ended June 30, 1998 and 1997, the years ended December 31, 1997 and 1996, and the ten-month period ended December 31, 1995, with PMT's historical results for the six months ended April 30, 1998 and 1997 and the 12 months ended October 31, 1997, July 31, 1996 and July 31, 1995, respectively. The pro forma combined condensed financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated on the dates indicated, nor is it necessarily indicative of future operating results or financial position. The pro forma combined condensed financial and per share data has been derived from and should be read in conjunction with the pro forma combined condensed financial data, including the notes thereto, appearing elsewhere herein. See "Pro Forma Combined Condensed Financial Data."

                                                                                   SIX-MONTH
                                                 TEN-MONTH      YEAR ENDED       PERIOD ENDED
                                                PERIOD ENDED   DECEMBER 31,        JUNE 30,
                                                DECEMBER 31, ----------------- -----------------
                                                  1995(1)      1996     1997     1997     1998
                                                ------------ -------- -------- -------- --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues......................................    $285,779   $520,417 $700,523 $306,555 $516,706
Operating income (loss).......................      15,574     30,870   61,800   25,343   42,811
Net income (loss).............................      11,265     19,148   40,945   16,577   23,638
Net income (loss) per common share(3).........    $   0.25   $   0.32 $   0.64 $   0.26 $   0.35
                                                  ========   ======== ======== ======== ========
Net income (loss) per common share assuming
 dilution(3)..................................    $   0.25   $   0.32 $   0.62 $   0.25 $   0.34
                                                  ========   ======== ======== ======== ========
Weighted average common shares outstanding(3).      42,940     58,567   64,058   63,998   68,344
Weighted average common shares outstanding as-
 suming dilution(3)...........................      43,539     59,553   70,365   65,199   66,139


                                                                     JUNE 30,
                                                                       1998
                                                                   ------------
BALANCE SHEET DATA:
Total assets...................................................... $614,801
Long-
 term debt and capital lease obligations, less current portion....   36,603
Total shareholder's equity........................................  450,694

--------
(1) NOVA changed its fiscal year end from the last day of February to December 31, effective December 31, 1995. For financial reporting purposes, the ten month period ended December 31, 1995 is considered an annual period. Revenues and net income for the 12 months ended December 31, 1995 were $147.8 million and $3.6 million, respectively.
(2) Reflects the reduction of valuation allowance against deferred taxes of $5.0 million, the benefits of which have been recognized in the provision for income taxes. See Note 4 to NOVA's Consolidated Financial Statements.
(3) Pro forma prior to May 8, 1996. See Note 11 to NOVA's Consolidated Financial Statements.

                                 RISK FACTORS

  In addition to the other information included or incorporated by reference in this Joint Proxy Statement/Prospectus, the following risk factors should be considered carefully by the shareholders of PMT in evaluating an investment in the NOVA Stock offered by this Joint Proxy Statement/Prospectus and by the shareholders of NOVA in evaluating the NOVA Proposals.

  This Joint Proxy Statement/Prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 20A of the Exchange Act, which represent NOVA's or PMT's expectations or beliefs, including, but not limited to, statements concerning transaction volume and the impact of acquisitions, joint ventures and alliances. When used in this Joint Proxy Statement/Prospectus, the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar terms and/or expressions are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond NOVA's and PMT's control. NOVA and PMT caution that various factors, including the factors described under the caption "Risk Factors" and "Information Concerning NOVA--Management's Discussion and Analysis of Financial Condition and Results of Operations" and those discussed in NOVA's and PMT's filings with the Commission, as well as general economic conditions and industry trends could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements of NOVA or PMT. Any forward-looking statement speaks only as of the date of this Joint Proxy Statement/Prospectus, and NOVA and PMT undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of an unanticipated event. New factors emerge from time to time, and it is not possible for NOVA or PMT to predict all of such factors. Further, NOVA and PMT cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

VISA AND MASTERCARD REGISTRATION TERMINATION

  NOVA and PMT, along with all other nonbank transaction processors, must be sponsored by a financial institution that is a principal member of the VISA and MasterCard credit card associations in order to process bankcard transactions. Through each of Regions Bank, Bank of the West, Mellon Bank, N.A. ("Mellon Bank"), Firstar Bank U.S.A., N.A. ("Firstar"), KeyBank National Association ("KeyBank") and FUNB, a subsidiary of First Union, which serve as member clearing banks for NOVA, NOVA is registered with VISA and MasterCard as a certified processor and member service provider. PMT is registered as a member service provider with many of the clearing banks that currently provide processing services on behalf of PMT. NOVA's designation with VISA and MasterCard as a certified processor and NOVA's and PMT's status as a member service provider are dependent upon NOVA's and PMT's continuing adherence to the standards of the VISA and MasterCard credit card associations. These standards are set by the respective member financial institutions of VISA and MasterCard, some of which are competitors of NOVA and PMT. In the event NOVA or PMT fails to comply with these standards, NOVA's designation as a certified processor or NOVA's or PMT's status as a member service provider could be suspended or terminated. There can be no assurance that VISA and MasterCard will maintain NOVA's and PMT's registrations or that the current VISA and MasterCard rules allowing NOVA, PMT and other nonbank transaction processors to market and provide transaction processing services will remain in effect. The termination of NOVA's or PMT's member service provider registrations or NOVA's status as a certified processor, or any changes in the VISA or MasterCard rules that prevent NOVA's or PMT's registration or otherwise limit NOVA's or PMT's ability to provide transaction processing and marketing services for VISA or MasterCard, would have a material adverse effect on NOVA's and PMT's financial condition and results of operations. See "Information Concerning NOVA--Business of NOVA--Merchant Accounting and Clearing Bank Relationships."

CONVERSION OF PMT MERCHANT PORTFOLIO

  After the consummation of the Merger, and in order to fully realize the anticipated cost savings and synergies resulting from the Merger, NOVA intends to convert (the "PMT Conversion") a substantial portion of PMT's merchant portfolio to the processing systems of NOVA, as well as to NOVA's proprietary telecommunications network (the "NOVA Network"). However, because PMT, in a manner similar in many respects to NOVA, utilizes the services of third party processors and third party clearing and settlement banks, the cooperation of such third parties is critical to a successful PMT Conversion. Further, such third parties may claim an ownership interest in certain of the PMT merchant relationships to which they are party, and those claims, if successful, could impede the PMT Conversion and, correspondingly, reduce the cost savings and synergies anticipated to be gained by virtue of the Merger. In the event such third party claims arise or such third parties refuse or fail to cooperate in the PMT Conversion, the resulting inability to achieve anticipated cost savings and synergies from the Merger could have a material adverse effect on NOVA after the Merger. See "--Risks Associated with the Merger and Acquisition Strategy--Conversion of Merchant Portfolios."

RISKS ASSOCIATED WITH THE MERGER AND ACQUISITION STRATEGY

  Increased Consolidation in the Marketplace. A material element of NOVA's and PMT's growth strategy is the purchase of additional merchant portfolios and acquisition of operating businesses and transaction processing assets in order to facilitate growth, expand NOVA's and PMT's distribution channels and create greater economies of scale. NOVA and PMT face significant competition from other transaction processors and ISOs for available acquisition, joint venture and alliance opportunities. This competition has an impact on the price and availability of acquisitions, joint ventures and alliances. In addition, community and regional banks, whose transaction processing businesses have been NOVA's primary source of acquisition opportunities, in recent years have been undergoing extensive consolidation reflective of underlying trends in the financial institutions industry and unrelated to their transaction processing businesses. As a result, smaller banks that may have sought to divest themselves of their transaction processing businesses may be acquired by banks that compete with NOVA or banks that have a relationship or alliance with one or more competitors of NOVA, thus potentially depriving NOVA of acquisition opportunities. There can be no assurance that the historical or current level of acquisition opportunities will continue to exist, that NOVA or PMT will be able to acquire merchant portfolios, operating businesses and transaction processing assets that satisfy NOVA's or PMT's criteria, or that any such acquisition will be on terms favorable to NOVA or PMT.

  Complexity of Risk Analysis of Acquisition Targets. In evaluating any potential purchase of a merchant portfolio, joint venture or business combination (including the Merger), NOVA conducts a due diligence review of the related merchant portfolio. The review process includes analyzing the composition of the merchant portfolio, applying uniform standards and underwriting guidelines developed by NOVA to the merchant portfolio and attempting to identify high-risk merchants contained in the merchant portfolio. Notwithstanding these due diligence efforts, however, there can be no assurance that NOVA will properly assess the risk attributes associated with a purchased portfolio or otherwise identify high-risk merchants. Incorrect risk assessments may result in excessive losses from chargebacks or merchant fraud in connection with any portfolio purchased or otherwise acquired by NOVA.

  Conversion of Merchant Portfolios. At the time of consummation of merchant portfolio purchases, business combinations (including the Merger) or joint ventures, merchants in a purchased portfolio typically are not operating on the NOVA Network and may not use the merchant accounting processors used by NOVA. Until NOVA converts each newly-purchased merchant to the NOVA Network and NOVA's merchant accounting processors, NOVA has little, if any, control over the performance of such other networks and processors and typically is unable to apply fully its risk management and fraud avoidance practices to such merchants. NOVA also must continue to pay third parties for processing services until the purchased portfolio is fully converted to the NOVA Network, reducing the economic benefits to NOVA during such time. Moreover, the merchant customers that comprise a purchased portfolio may have been sold transaction processing services by ISOs and financial institutions sponsored by a principal member of the VISA and MasterCard credit card associations. ISOs are independent agents that typically market and sell the full range of transaction processing services to merchants, with such services primarily being outsourced on a non-exclusive basis. Further, the conversion of merchants may require that merchants learn new operating procedures and could result in problems, causing merchants to seek verbal authorization of credit and debit card transactions. As a condition to conversion, merchants also may seek to negotiate lower fees.

  As a result of the Merger, the magnitude, scope, timing, duration and expense of the PMT Conversion, and the ongoing conversion of the merchant portfolio associated with NOVA's joint venture transaction with KeyBank will, in the aggregate, be greater than any conversion previously undertaken by NOVA, and there can be no assurance that NOVA can successfully complete these conversions in a timely manner, either concurrently or in series. Failure to complete these conversions in accordance with management plans could have a material adverse effect on NOVA's financial condition and results of operations.

  NOVA's acquisition strategy and the resulting growth of NOVA from that strategy will require that NOVA continue to attract and retain qualified personnel, while concurrently expanding its managerial and operational infrastructure. Further, the success of the PMT Conversion and the success of the operations of PMT following the Merger also will depend on NOVA's ability to retain a significant number of PMT's current key operations personnel following the Merger. There can be no assurance that NOVA will be able to hire and retain qualified personnel in connection with the Merger or otherwise or that NOVA will be able to expand successfully its infrastructure as appropriate to accommodate future acquisitions or growth. NOVA's acquisitions may involve the hiring by NOVA of certain management and sales personnel affiliated with the purchased portfolio, and the failure to integrate successfully such personnel into NOVA's operations and business culture may adversely affect the conversion process. As a result of any of these factors and considerations, NOVA may not realize the expected economic benefits associated with its acquisitions, which may have a material adverse effect on NOVA's financial condition and results of operations.

  There can be no assurance that future acquisitions will not have an adverse effect upon NOVA's operating results, particularly in the fiscal quarters immediately following the completion of such transactions, while the operations of the acquired entities are converted and integrated into NOVA's operations. NOVA's acquisition strategy will require substantial capital resources, and is likely to result in NOVA incurring additional indebtedness. There can be no assurance that financing for future acquisitions will be available or will be obtained on terms favorable to NOVA. See "Information Concerning NOVA--Management's Discussion and Analysis of Financial Condition and Results of Operations," "Information Concerning NOVA--Liquidity and Capital Resources," "Information Concerning NOVA--Business of NOVA-- Acquisition Strategy" and "Information Concerning NOVA--Certain Relationships and Related Transactions Regarding NOVA--Transactions Related to the First Union Alliance."

  Risks Associated with Joint Venture Alliances. The recently consummated joint venture alliances with each of Firstar and KeyBank (each a "Joint Venture," and collectively, the "Joint Ventures") present certain risks to NOVA in addition to the risks normally associated with portfolio acquisitions which have been, and continue to be, a material element of NOVA's growth strategy. Because each of the Joint Ventures involved the creation of a newly-formed limited liability company jointly owned, managed and serviced by NOVA and Firstar or KeyBank, as the case may be, continued cooperation with each of Firstar and KeyBank is important to the success of the Joint Ventures. There can be no assurance that NOVA's relationships with each of Firstar and KeyBank will continue to be cooperative and, accordingly, there can be no assurance that NOVA will realize the anticipated economic benefits from the Joint Ventures. Further, in the event of a change in control of NOVA's partners in the Joint Ventures, there can be no assurance that the resulting entity will support the Joint Ventures in the same manner and to the same degree as its predecessor. For instance, Firstar Corporation, the parent of Firstar, recently announced that it had agreed to merge with Star Banc Corporation. There can be no assurance that the resulting entity in this merger will support the Firstar Joint Venture in the same manner and to the same degree as Firstar. Further, the management and provision of processing services to each of Elan Merchant Services, LLC ("Elan Merchant Services") and Key Merchant Services, LLC ("Key Merchant Services") (collectively, the "Limited Liability Companies") imposes increased administrative, managerial and technological demands on NOVA's infrastructure and related systems, and there can be no assurance that NOVA will meet successfully such material demands and requirements.

  Each of the Joint Ventures has been formed for a definitive term (subject in each case to renewal provisions), but is subject to earlier termination by NOVA or Firstar or KeyBank, as the case may be, under a variety of circumstances. In the event of earlier termination, or upon termination of either Joint Venture upon expiration of its term in the absence of renewal, the then-current assets and merchant portfolio of such Joint Venture are subject to "repurchase rights" by either NOVA or Firstar or KeyBank, as the case may be, depending on the circumstances of termination. For example, each of the Joint Ventures imposes upon NOVA certain standards with respect to the performance of its processing services. In the event such standards are breached and not appropriately remedied by NOVA, Firstar or KeyBank, as the case may be, would have the right to purchase NOVA's interest in Elan Merchant Services or Key Merchant Services, respectively. Any such purchase would likely result in a significant decrease in the number of merchant locations served and the aggregate sales volume processed by NOVA, which may have a material adverse effect on NOVA's financial condition and results of operations. Further, in valuing the Joint Ventures, and establishing a purchase price in connection therewith, NOVA assumes the continuance of each of the Joint Ventures for a minimum term. Earlier termination may result in NOVA not realizing the anticipated economic and marketing benefits from the Joint Ventures, which may have a material adverse effect on NOVA's financial condition and results of operations.

COMPETITION AND CONSOLIDATION

  The market for credit, charge and debit card transaction processing services is highly competitive. The level of competition has increased significantly in recent years and this trend is expected to continue. According to industry sources, the ten largest bankcard processors accounted for approximately 85% of the total charge volume processed in 1997. The largest bankcard processor accounted for approximately 38% of total charge volume processed in 1997. NOVA would have processed 4.2% of the total charge volume processed in 1997, after giving pro forma effect to the transactions discussed in "Information Concerning NOVA--Business of NOVA--Recent Transactions." Several of NOVA's and PMT's competitors and potential competitors have, and after the merger will continue to have, greater financial, technological, marketing and personnel resources than NOVA, and there can be no assurance that NOVA and PMT will continue to be able to compete successfully with such entities. In addition, the competitive pricing pressures that would result from any increase in competition would adversely affect NOVA's and PMT's margins and may have a material adverse effect on NOVA's and PMT's financial condition and results of operations. See "Information Concerning NOVA--Business of NOVA--Competition and Consolidation." NOVA and, to a lesser extent, PMT, market their services through several different marketing channels, including through banks. In the event that there is continued significant consolidation in the banking industry, banks that market NOVA's and PMT's services through joint ventures, alliance relationships, and otherwise may be acquired by banks that compete with NOVA and PMT or by banks that have a relationship or alliance with one or more competitors of NOVA, thus potentially depriving NOVA and PMT of a distribution channel. For instance, each of Firstar (one of NOVA's joint venture partners) and Crestar (a bank with whom NOVA maintains an alliance relationship) recently announced that they had agreed to engage in business combination transactions with third party financial institutions. While management does not believe that such business combinations, if consummated, will have a material adverse effect on NOVA's relationship with either Firstar or Crestar, there can be no assurance that the resulting entities in such business combinations will support their respective relationships with NOVA in the same manner and to the same degree as their predecessors.

MERCHANT ATTRITION

  NOVA and PMT experience attrition of their merchant base in the ordinary course of business resulting from several factors, including business closures, losses to competitors and conversion-related losses. In addition, substantially all of NOVA's contracts with its merchants may be terminated by either party upon prior notice of 30 days or less. Increased merchant attrition may have a material adverse effect on NOVA's and PMT's financial condition and results of operations. There can be no assurance that NOVA and PMT will not experience higher rates of attrition in the future, particularly in connection with purchased merchant portfolios generally, and the PMT Conversion specifically. See "Information Concerning NOVA--Business of NOVA-- Customer Base" and "Information Concerning NOVA--Business of NOVA--Risk Management."

DEPENDENCE ON MERCHANT ACCOUNTING RELATIONSHIPS

  NOVA outsources certain merchant accounting services to Vital Processing Services L.L.C. (formerly Total System Services, Inc.) ("Vital Processing Services") and Mellon Bank. These services consist of reorganizing and accumulating daily transaction data on a merchant-by-merchant and card issuer-by-card issuer basis, and forwarding this data to the credit card associations for ultimate payment. The failure of Vital Processing Services and Mellon Bank to continue to perform these services efficiently and effectively may adversely affect NOVA's relationships with its merchant customers and may result in the termination by merchants of their agreements with NOVA. The agreement with Vital Processing Services expires July 1, 2001, and the agreement with Mellon Bank expires June 30, 1999. NOVA currently is developing internal systems to provide its own merchant accounting services. Termination of either agreement would require NOVA to seek alternative outsourcing arrangements prior to NOVA's implementation of NOVA's internal system to provide these merchant accounting services. Although management believes that in the event of termination of either or both of these agreements, NOVA could locate alternative outsourcing arrangements or develop internal systems to perform these services, there can be no assurance that such arrangements will be available on terms as favorable to NOVA as the existing contracts or that NOVA could develop internal systems on a timely or cost effective basis. Accordingly, termination of either agreement could have a material adverse effect on NOVA's financial condition and results of operations. See "Information Concerning NOVA--Business of NOVA--Merchant Accounting and Clearing Bank Relationships."

ANNOUNCED INTERCHANGE RATE INCREASES

  Historically, VISA and MasterCard have increased their respective interchange rates each year. These increases affect all transaction processing industry competitors. While NOVA and PMT historically have reflected these increases in their pricing to merchants, there can be no assurance that merchants will continue to assume the entire impact of the future changes or that transaction processing volumes and merchant attrition will not be adversely affected by the changes.

CHARGEBACK RISK

  When a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, the transaction is "charged back" to the merchant and the amount of the transaction is credited to the cardholder. Reasons for billing disputes include, among others: (i) nonreceipt of merchandise or services; (ii) unauthorized use of a credit card; and (iii) general disputes between a customer and a merchant as to the quality of the goods sold or the services rendered by that merchant. Some of NOVA's and PMT's merchant customers, including certain merchants that generate high transaction processing volume, require full or partial payment from debit and credit cardholders for products or services to be delivered or rendered in the future. If NOVA or PMT or their clearing banks are unable to collect chargeback amounts from a merchant's account, and if the merchant refuses or is unable due to bankruptcy or other reasons to reimburse NOVA or PMT, as the case may be, for the chargeback, NOVA or PMT, as the case may be, bears the loss for the amount of the refund paid to the cardholder. NOVA and PMT attempt to reduce their exposure to such losses by performing periodic credit reviews on their merchant customers and adjusting rates based, in part, on the merchant's credit risk, business or industry. There can be no assurance that NOVA and PMT will not experience significant losses from chargebacks in the future. Increases in chargebacks not paid by merchants may have a material adverse effect on NOVA's and PMT's financial condition and results of operations. See "Information Concerning NOVA--Business of NOVA--Risk Management."

MERCHANT FRAUD

  NOVA and PMT bear the risk of losses caused by fraudulent credit card transactions initiated by their merchant customers. Examples of merchant fraud include inputting false sales transactions or false credits. NOVA and PMT monitor merchant transactions against a series of standards that each company has developed to detect merchant fraud. Notwithstanding these measures, however, there can be no assurance that NOVA and

PMT will not experience significant amounts of merchant fraud in the future, which may have a material adverse effect on NOVA's and PMT's financial condition and results of operations. See "Information Concerning NOVA-- Business of NOVA--Customer Base" and "Information Concerning NOVA--Business of NOVA--Risk Management."

TELECOMMUNICATIONS SERVICES PROVIDED BY WORLDCOM

  NOVA has developed a proprietary telecommunications network, the NOVA Network, and maintains an operating relationship with WorldCom. Pursuant to its agreement with NOVA, WorldCom provides long-distance and local telecommunications access, as well as technical support, to NOVA in connection with the NOVA Network. This agreement was renegotiated recently and expires July 1, 2001, subject to earlier termination by NOVA in the event of quality deficiencies in WorldCom's service. If the WorldCom agreement is terminated or not renewed, NOVA would be required to utilize the long-distance and local telecommunications access of another long-distance provider, which may increase NOVA's expenses for network services, resulting in a material adverse effect on the financial condition and results of operations of NOVA. WorldCom owns approximately 5.5% of the outstanding NOVA Stock and has a representative on NOVA's Board of Directors. There can be no assurance that conflicts of interests between WorldCom and NOVA will not arise or that any such conflicts will be resolved in a manner favorable to NOVA. See "Information Concerning NOVA--Business of NOVA--Technology" and "Information Concerning NOVA--Certain Relationships and Related Transactions Regarding NOVA--Transactions with WorldCom."

CERTAIN STATE TAX ISSUES

  Transaction processing companies like NOVA and PMT may be subject to state taxation of certain portions of their fees charged to merchants for their services. Application of this tax is an emerging issue in the transaction processing industry and the states have not yet adopted uniform guidelines implementing these regulations. If either NOVA or PMT is required to pay such taxes and is unable to pass this tax expense through to its merchant customers, the financial condition and results of operations of NOVA and PMT could be adversely affected.

DEVELOPMENT AND MARKET ACCEPTANCE OF NEW PRODUCTS

  Because the transaction processing industry and the software application products and value-added services of the type offered by NOVA and PMT have been characterized by rapidly changing technology and the development of new products and services, management of NOVA and PMT believe that the future success of NOVA and PMT will depend, in part, on NOVA's and PMT's ability to continue to improve its products and services and to offer its merchant customers new products and services. There can be no assurance that NOVA and PMT will continue to develop successful new products and services or that NOVA's and PMT's newly-developed products and services will perform satisfactorily or be widely accepted in the marketplace. See "Information Concerning NOVA--Business of NOVA--Software Application Products and Value-Added Services."

FLUCTUATION IN QUARTERLY OPERATING RESULTS

  NOVA has experienced and expects to continue to experience significant seasonality in its business. NOVA typically realizes higher revenues in the third calendar quarter and lower revenues in the first calendar quarter, reflecting increased transaction volumes during the summer months and a significant decrease in transaction volume during the period immediately following the holiday season. Quarterly results also are affected by the timing of purchases of merchant portfolios and joint ventures and the timing and magnitude of expenses for merchant portfolio conversions. Fluctuations in operating results may result in volatility in the price of the NOVA Stock.

DEPENDENCE ON KEY MANAGEMENT

  The development of NOVA's and PMT's business and operations has been materially dependent upon the active participation of their respective executive officers and other key employees. The loss of one or more of

NOVA's executive officers or other key employees may have a material adverse effect on NOVA's and PMT's financial condition and results of operations, as the case may be. See "Proposal 1--The Proposed Merger--Management and Operations After the Merger" and "Information Concerning NOVA--Management of NOVA."

SIGNIFICANT INTANGIBLE ASSETS

  A substantial portion of NOVA's and PMT's assets are intangible assets related to purchased merchant portfolios or business operations. In the event of a material decline in revenues generated from any of such merchant portfolios or business operations which would not be recovered from future cash flows, the fair value and, as a result, the carrying value of the related intangible asset will be reduced. Additionally, changes in accounting policies or rules that affect the way in which such intangible assets are reflected in NOVA's or PMT's financial statements, or the way in which they are treated for tax purposes, could have a material adverse effect on NOVA's or PMT's financial condition.

BANKING AND TERRITORIAL RESTRICTIONS

  To facilitate First Union's compliance with applicable banking laws, regulations and orders (collectively, the "Banking Laws"), and to allow First Union to obtain any required consents or approvals, NOVA has agreed to notify, and obtain approval from, First Union before NOVA enters into any business activities substantially different from the business activities NOVA currently conducts. As of the NOVA Record Date, First Union beneficially owned approximately 19.9% of the outstanding NOVA Stock and currently has one representative on NOVA's Board of Directors. Pursuant to the Joint Ventures and to the extent required by the Banking Laws, NOVA may be required to take certain measures in the event either NOVA or the Limited Liability Companies enter into or acquire any other entity which is engaged in a business that is substantially different from the business activities NOVA, or either Limited Liability Company, currently conducts. Such measures may include applying for any required regulatory consents, or assisting either KeyBank, Firstar, or the Limited Liability Companies, as the case may be, to prepare such applications. If the required consents and approvals are not received, NOVA may not engage in the new business activity (such restrictions, including the restrictions relating to First Union, being collectively referred to herein as the "Banking Restrictions").

  In connection with a December 1995 transaction between NOVA and First Union (the "First Union Alliance"), the purchase of the merchant portfolio of Crestar Bank ("Crestar"), NOVA's joint venture transaction with Firstar (the "Firstar Joint Venture"), and the KeyBank Joint Venture, NOVA agreed that it would not, without the prior consent of the affected entity, enter into certain marketing or, in certain instances, acquisition agreements with third parties located in specified areas where, as of the date of such transactions, any of First Union, Crestar, Firstar or KeyBank maintain a significant banking presence (such restrictions being collectively referred to herein as the "Territorial Restrictions"). The effect of the Banking Restrictions and the Territorial Restrictions is to limit in certain respects NOVA's ability to directly seek or take advantage of certain business or marketing opportunities other than through a venture with NOVA's regional bank partners. The agreements generally do not prohibit NOVA from pursuing transactions indirectly through the respective alliance or joint venture. NOVA has obtained the consents required under such Territorial Restrictions from KeyBank and First Union in connection with the Merger Agreement and the transactions contemplated thereby. See "Information Concerning NOVA--Certain Relationships and Related Transactions Regarding NOVA--Transactions Related to the First Union Alliance" and "Information Concerning NOVA--Business of NOVA--Banking Regulation."

CERTAIN ANTI-TAKEOVER PROVISIONS

  NOVA's Articles of Incorporation authorize NOVA to issue up to 5,000,000 shares of Preferred Stock with such designations, powers, preferences and rights as may be fixed by the Board of Directors of NOVA, without any further vote or action by the NOVA shareholders. The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of NOVA.

CONTROLLING SHAREHOLDERS

  After giving effect to the issuance of the shares of NOVA Stock to the PMT shareholders in the Merger, Warburg, First Union, executive officers, and directors of NOVA and their affiliates, and WorldCom will own beneficially approximately 12.3%, 9.5%, 26.3%, and 2.6%, respectively, of the outstanding NOVA Stock. See "Information Concerning NOVA--Management of NOVA" and "Information Concerning NOVA--Security Ownership of Certain Beneficial Owners and Management." As a result of such stock ownership, these shareholders, if acting together or in certain combinations, would be able to exert influence on matters requiring approval by NOVA's shareholders, including the election of directors.

POSSIBLE VOLATILITY OF STOCK PRICE

  Since NOVA's initial public offering in May 1996, there has been and may continue to be significant volatility in the market for the NOVA Stock, and there can be no assurance that an active market for the NOVA Stock can be sustained. See "Summary--Market Prices and Dividends on NOVA Stock and PMT Stock." Factors such as changes in quarterly operating results, the gain or loss of significant contracts, the entry of new competitors into NOVA's markets, changes in management, announcements of technological innovations or new products by NOVA or its competitors, and general events and circumstances beyond NOVA's control could have a significant impact on the future market prices of the NOVA Stock and the relative volatility of such market prices.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of NOVA Stock in the public market following the Merger could adversely affect the prevailing market price of the NOVA Stock and could impair NOVA's ability to raise additional equity capital. Following the Merger, NOVA will have outstanding approximately 71,938,780 shares of NOVA Stock. Of these shares, the approximately 37,648,930 shares to be issued in the Merger and the currently outstanding shares will be freely tradeable without restriction or further registration under the Securities Act, unless held by "affiliates" of NOVA or PMT as that term is defined in Rule 144 and Rule 145 under the Securities Act. In addition, upon consummation of the Merger, the holders of a total of approximately 17,600,000 shares of NOVA Stock have the right under certain circumstances to require NOVA to register under the Securities Act their shares for resale to the public. See "Shares Eligible for Future Sale." An additional 2,709,391 shares of NOVA Stock that may be issued in the future upon exercise of options granted and to be granted under NOVA's stock option plans have been registered under the Securities Act and therefore will be freely tradeable when issued (subject to the volume and certain other conditions of Rule 144 in the case of shares to be sold by affiliates of NOVA). Options and warrants for the purchase of approximately 2,538,493 shares of NOVA Stock were outstanding as of August 18, 1998, of which options and warrants for 836,237 shares were exercisable. Additionally, pursuant to the Merger Agreement, outstanding options and warrants to purchase PMT Stock will be converted into and exchanged for options and warrants to purchase shares of NOVA Stock which will result in the grant of options and warrants to purchase approximately 2,291,080 additional shares of NOVA Stock.

                      INFORMATION REGARDING THE MEETINGS

GENERAL

  This Joint Proxy Statement/Prospectus is being furnished to the shareholders of NOVA and PMT in connection with the solicitation of proxies by the Boards of Directors of NOVA and PMT for use at the NOVA Special Meeting and the PMT Special Meeting, respectively, and at any adjournments thereof. Each copy of this Joint Proxy Statement/Prospectus that is being mailed or delivered to NOVA shareholders is accompanied by a NOVA Proxy Card and the Notice of Special Meeting of Shareholders of NOVA. Each copy of this Joint Proxy Statement/Prospectus that is being mailed or delivered to PMT shareholders is accompanied by a PMT Proxy Card and the Notice of Special Meeting of Shareholders of PMT. This Joint Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to shareholders of NOVA and PMT on or about August 24, 1998.

  This Joint Proxy Statement/Prospectus is also being furnished by NOVA to the shareholders of PMT as a Prospectus in connection with the issuance by NOVA of shares of NOVA Stock in connection with the Merger.

NOVA SPECIAL MEETING

  The NOVA Special Meeting is scheduled to be held at NOVA's corporate headquarters, One Concourse Parkway, Suite 300, Atlanta, Georgia, on Thursday, September 24, 1998, beginning at 10:00 a.m., Atlanta time. At the NOVA Special Meeting, NOVA shareholders will consider and vote upon (i) a proposal to approve the Merger Agreement and the transactions contemplated thereby, including without limitation the Share Issuance, (ii) a proposal to amend the Articles of Incorporation of NOVA to increase the number of authorized shares of NOVA Stock to 200,000,000 from 50,000,000 shares, and (iii) a proposal to amend the Plan to increase the number of shares of NOVA Stock issuable thereunder to 6,000,000 from 2,000,000. See "Proposal 1--The Proposed Merger," "Proposal 2--Amendment to the Articles of Incorporation of NOVA" and "Proposal 3--Amendment to the NOVA Corporation 1996 Employees Stock Incentive Plan." The Board of Directors of NOVA knows of no business that will be presented for consideration at the NOVA Special Meeting other than the NOVA Proposals described in this Joint Proxy Statement/Prospectus.

PMT SPECIAL MEETING

  The PMT Special Meeting is scheduled to be held at the corporate headquarters of PMT, 3841 Green Hills Village Drive, Nashville, Tennessee, on Thursday, September 24, 1998, beginning at 9:00 a.m., Nashville time. At the PMT Special Meeting, holders of PMT Stock will consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby. See "Proposal 1--The Proposed Merger." The Board of Directors of PMT knows of no business that will be presented for consideration at the PMT Special Meeting other than the matters described in this Joint Proxy Statement/Prospectus.

RECORD DATE; QUORUM

  NOVA. The Board of Directors of NOVA has fixed the close of business on August 20, 1998, as the NOVA Record Date for determining the NOVA shareholders entitled to receive notice of and to vote at the NOVA Special Meeting. Only holders of record of NOVA Stock as of the NOVA Record Date are entitled to notice of and to vote at the NOVA Special Meeting. As of the NOVA Record Date, there were 34,289,850 shares of NOVA Stock issued and outstanding and held by 46 record holders. Holders of NOVA Stock are entitled to one vote on each matter considered and voted on at the NOVA Special Meeting for each share of NOVA Stock held of record at the close of business on the NOVA Record Date. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of NOVA Stock entitled to vote at the NOVA Special Meeting is necessary to constitute a quorum at the NOVA Special Meeting. Abstentions will be counted as shares present for purposes of determining the presence of a quorum. Shares of NOVA Stock as to which a broker indicates it has no discretion to vote and which are not voted will be considered not present at the NOVA Special Meeting for purposes of determining the presence of a quorum and as unvoted for the purposes of approving each of the NOVA Proposals to be submitted at the NOVA Special Meeting. Because the approval of a majority of the outstanding shares of NOVA Stock is required to approve each of the NOVA Proposals, abstentions will have the effect of a vote "AGAINST" the NOVA Proposals.

  PMT. The Board of Directors of PMT has fixed the close of business on August 20, 1998, as the PMT Record Date for determining the PMT shareholders entitled to receive notice of and to vote at the PMT Special Meeting. Only holders of record of PMT Stock as of the PMT Record Date are entitled to notice of and to vote at the PMT Special Meeting. As of the PMT Record Date, there were approximately 52,655,844 shares of PMT Stock issued and outstanding and held by 171 record holders. Holders of PMT Stock are entitled to one vote on each matter considered and voted on at the PMT Special Meeting for each share of PMT Stock held of record at the close of business on the PMT Record Date. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of PMT Stock entitled to vote at the PMT Special Meeting is necessary to constitute a quorum at the PMT Special Meeting. Abstentions will be counted as shares present for purposes of determining the presence of a quorum. Shares of PMT Stock as to which a broker indicates it has no discretion to vote and which are not voted will be considered not present at the PMT Special Meeting for purposes of determining the presence of a quorum and as unvoted for the purposes of approving the proposal to be submitted at the PMT Special Meeting. Because the approval of a majority of the outstanding shares of PMT Stock is required to approve the Merger Agreement and the consummation of the transactions contemplated thereby, abstentions will have the effect of a vote "AGAINST" the proposal.

VOTE REQUIRED

  NOVA. Approval of each of the NOVA Proposals requires the affirmative vote of the holders of a majority of the outstanding shares of NOVA Stock entitled to vote thereon at the NOVA Special Meeting. IT IS A CONDITION TO THE MERGER THAT THE NOVA SHAREHOLDERS APPROVE NOVA PROPOSAL 1 AND NOVA PROPOSAL 2. ACCORDINGLY, IF THE NOVA SHAREHOLDERS DO NOT APPROVE BOTH OF SUCH PROPOSALS, THE MERGER AGREEMENT MAY BE TERMINATED. See "Proposal 1--The Proposed Merger."

  As of the NOVA Record Date, First Union (and its affiliates), Warburg and WorldCom owned or controlled the vote of approximately 19.9%, 25.8% and 5.5%, respectively, of the outstanding shares of NOVA Stock entitled to vote at the NOVA Special Meeting. The directors and executive officers of NOVA owned or controlled an additional 3.0% of the outstanding shares of NOVA Stock. Subject to certain limited exceptions, each of First Union, Warburg, and WorldCom has agreed to vote all shares owned or controlled by it in favor of each of the NOVA Proposals. Because such shareholders own or control a majority of the outstanding shares of NOVA Stock, the approval of each of the NOVA Proposals is reasonably assured. See "Information Concerning NOVA--Security Ownership of Certain Beneficial Owners and Management." As of the PMT Record Date, NOVA's directors and executive officers, and their affiliates, held no shares of PMT Stock.

  PMT. Approval of the Merger Agreement and consummation of the transactions contemplated thereby requires the affirmative vote of the holders of a majority of the outstanding shares of PMT Stock entitled to vote thereon at the PMT Special Meeting. IT IS A CONDITION TO THE MERGER THAT THE PMT SHAREHOLDERS APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. ACCORDINGLY, IF THE PMT SHAREHOLDERS DO NOT APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, THE MERGER AGREEMENT MAY BE TERMINATED. See "Proposal 1--The Proposed Merger."

  As of the PMT Record Date, PMT's directors and executive officers owned or controlled the vote of approximately 5.6% of the outstanding shares of PMT Stock entitled to vote at the PMT Special Meeting. Such shares include 3.1% of the outstanding PMT Stock owned by Richardson M. Roberts and 2.4% of the outstanding PMT Stock owned by Gregory S. Daily. Subject to certain limited exceptions, each of Messrs. Roberts and Daily have agreed to vote their shares in favor of the Merger Agreement and the transactions contemplated thereby. Further, each of the other directors of PMT have indicated their intent to vote their shares of PMT Stock in favor of the Merger Agreement and the transactions contemplated thereby. As of the NOVA Record Date, PMT's directors and executive officers and their affiliates held no shares of NOVA Stock.

SOLICITATION AND REVOCABILITY OF PROXIES

  Shares of NOVA Stock and PMT Stock represented by properly executed proxies, if such proxies are received in time and are not revoked, will be voted at the respective meetings in accordance with the instructions indicated on the proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH PROXIES WILL BE VOTED "FOR" APPROVAL OF EACH OF THE PROPOSALS LISTED ON THE RESPECTIVE PROXY CARDS. ANY HOLDER OF NOVA STOCK OR PMT STOCK WHO RETURNS A SIGNED PROXY BUT FAILS TO PROVIDE INSTRUCTIONS AS TO THE MANNER IN WHICH SUCH HOLDER'S SHARES ARE TO BE VOTED WILL BE DEEMED TO HAVE VOTED "FOR" APPROVAL OF EACH OF THE PROPOSALS LISTED ON THE PROXY CARD. If any other matters properly come before the NOVA Special Meeting or the PMT Special Meeting, including without limitation a proposal to adjourn a Meeting until a later time or date, as the case may be, the persons named as proxies will vote upon such matters according to their judgment.

  All proxy cards delivered pursuant to this solicitation are revocable at any time prior to the vote at the respective Meeting at the option of the persons executing them, in the case of the NOVA shareholders, by giving written notice to the secretary of NOVA, by delivering a later dated proxy card or by voting in person at the NOVA Special Meeting, or in the case of the PMT shareholders, by giving written notice to the secretary of PMT, by delivering a later dated proxy card or by voting in person at the PMT Special Meeting. All written notices of revocation and other communications with respect to revocations of proxies should be addressed by NOVA shareholders to: NOVA Corporation, One Concourse Parkway, Suite 300, Atlanta, Georgia 30328, Attention: James M. Bahin, Secretary, and by PMT Shareholders to: PMT Services, Inc., 3841 Green Hills Village Drive, Nashville, Tennessee 37215, Attention: Vickie G. Johnson, Secretary. Attendance at the NOVA Special Meeting or the PMT Special Meeting will not in and of itself constitute a revocation of a proxy.

  HOLDERS OF NOVA STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY TO NOVA IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE. HOLDERS OF PMT STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY TO PMT IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE.

  NOVA and PMT will each bear their own costs of soliciting proxies. Proxies initially will be solicited by each of NOVA and PMT by mail, but directors, officers and selected employees of each company may solicit proxies from their respective shareholders personally or by telephone, telecopy or other forms of communication. Such directors, officers and employees will not receive any additional compensation for such solicitation. Each of NOVA and PMT also will request brokerage houses, nominees, fiduciaries and other custodians to forward soliciting materials to beneficial owners, and NOVA and PMT, as the case may be, will reimburse such persons for their reasonable expenses incurred in doing so. All expenses incurred in connection with the solicitation of proxies will be borne by NOVA and PMT, as the case may be.

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

  NOVA. The Board of Directors of NOVA has unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby, the proposed amendment to the Articles of Incorporation and the proposed amendment to the Plan, and believes each of the NOVA Proposals is fair to and in the best interest of NOVA and its shareholders. Accordingly, the Board of Directors of NOVA unanimously recommends that shareholders of NOVA vote "FOR" approval of each of the NOVA Proposals. See "Proposal 1--The Proposed Merger--Reasons for the Merger," "Proposal 2--Amendment to the Articles of Incorporation of NOVA" and "Proposal 3--Amendment to the NOVA Corporation 1996 Employees Stock Incentive Plan."

  PMT. The Board of Directors of PMT has unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby. The PMT Board of Directors believes that the Merger is fair to and in the best interests of PMT and its shareholders and unanimously recommends that the shareholders of PMT vote

"FOR" approval of the Merger Agreement and the consummation of the transactions contemplated thereby. See "Proposal 1--The Proposed Merger-- Reasons for the Merger."

DISSENTERS' RIGHTS

  Under Tennessee and Georgia law, the PMT shareholders and the NOVA shareholders are not entitled to dissent from the Merger and receive cash from PMT or NOVA equal to the fair value of such shareholders' PMT Stock or NOVA Stock.

                        PROPOSAL 1--THE PROPOSED MERGER

GENERAL

  The following sets forth a summary of the material terms of the Merger Agreement and the transactions contemplated thereby, as well as certain other agreements executed in connection with the Merger Agreement. This description does not purport to describe all provisions of the Merger Agreement or such other agreements and is qualified in its entirety by reference to the Appendices hereto, including the Merger Agreement, a copy of which is set forth in Appendix A to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. All NOVA and PMT shareholders are urged to read the Appendices in their entirety.

THE PROPOSED MERGER

  The Merger Agreement provides, among other things, that Mergerco will merge with and into PMT. PMT will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of NOVA. The Merger Agreement and the transactions contemplated thereby are subject to the satisfaction or waiver of certain conditions. See "--Summary of Certain Provisions of the Merger Agreement--Conditions to the Merger."

MERGER CONSIDERATION

  At the Effective Time, each outstanding share of PMT Stock will cease to be outstanding and will be converted into and exchanged for 0.715 shares of NOVA Stock (the Exchange Ratio), with fractional shares to be settled in cash. See "--No Fractional Shares."

  At the Effective Time, each option or warrant to purchase PMT Stock outstanding at the Effective Time, whether or not exercisable, will be converted automatically into an option or warrant, as the case may be, to purchase a number of shares of NOVA Stock equal to (A) the number of shares of PMT Stock issuable upon exercise of the option or warrant (assuming full vesting) multiplied by (B) the Exchange Ratio; provided, that the number of shares of NOVA Stock issuable upon exercise of an option or warrant will be rounded to the nearest whole number of shares of NOVA Stock. The exercise price per share of NOVA Stock issuable upon exercise of such converted options and warrants will be equal to (A) the exercise price per share of PMT Stock under such option or warrant divided by (B) the Exchange Ratio and rounded to the nearest cent. Pursuant to the terms of the PMT Stock Option Plans, all options previously granted under such plans prior to the Effective Time will become fully vested at the Effective Time. The other terms and conditions of the options and warrants will be substantially the same as the terms and conditions of the options and warrants immediately prior to the Effective Time.

  The Exchange Ratio was determined through negotiations between NOVA and PMT and their respective financial advisors to reflect the "merger of equals" character of the transaction. See "--Background of the Merger."

EFFECTIVE TIME

  If the Merger Agreement is approved by the PMT shareholders and the NOVA shareholders, the NOVA shareholders approve NOVA Proposal 2, and the other conditions to the Merger are satisfied or waived, the Merger will become effective when Articles of Merger are filed with the Secretary of State of the State of Tennessee or on such later date and time as may be specified in the Articles of Merger. The filing of the Articles of Merger will occur on the date of the closing of the transactions contemplated by the Merger Agreement. Either NOVA or PMT may terminate the Merger Agreement, among other reasons,
(i) if the Merger has not been consummated by November 30, 1998 (which date may be extended to February 28, 1999 upon the occurrence of certain events),
(ii) upon the mutual consent of NOVA and PMT, or (iii) upon the failure of PMT to obtain shareholder approval to the Merger Agreement and the transactions contemplated thereby or NOVA to obtain shareholder approval of the NOVA Proposal 1 and NOVA Proposal 2. See "--Summary of Certain Provisions of the Merger Agreement--Conditions to the Merger" and "--Summary of Certain Provisions of the Merger Agreement--Amendment, Waiver and Termination."

EXCHANGE OF PMT STOCK CERTIFICATES

  NOVA has authorized FUNB to act as Exchange Agent. As soon as practicable after the Effective Time, NOVA will deposit with the Exchange Agent, in trust for the holders of shares of PMT Stock converted in the Merger, the Exchange Fund consisting of certificates representing the shares of NOVA Stock issuable pursuant to the Merger Agreement in exchange for outstanding shares of PMT Stock and cash, as required to make payments in lieu of any fractional shares. The Exchange Agent will deliver the NOVA Stock issuable pursuant to the Merger Agreement out of the Exchange Fund.

  As soon as practicable after the Merger, NOVA will cause the Exchange Agent to send to the holders of PMT Stock a letter of transmittal in customary form providing instructions for exchanging their PMT Certificates for the Merger Consideration. PMT SHAREHOLDERS SHOULD NOT SURRENDER THEIR PMT CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE SUCH LETTER OF TRANSMITTAL AND INSTRUCTIONS. After the Effective Time, each holder of shares of PMT Stock issued and outstanding at the Effective Time shall surrender their PMT Certificate or Certificates to NOVA or the Exchange Agent, and the PMT Certificates thus surrendered will be canceled. Unless otherwise designated by a PMT shareholder on the transmittal letter, certificates representing shares of NOVA Stock issued in connection with the Merger will be issued and delivered to the tendering record holder. The Exchange Agent shall not be obligated to deliver the Merger Consideration to which any holder of PMT Stock is entitled until such holder surrenders his PMT Certificate or Certificates for exchange. The PMT Certificate or Certificates so surrendered must be duly endorsed as NOVA or the Exchange Agent may require.

  From and after the Effective Time, holders of PMT Certificates will have no rights with respect to the shares of PMT Stock formerly represented thereby other than the right to surrender such PMT Certificates and receive in exchange therefor the shares of NOVA Stock to which such holders are entitled, as described above. In addition, no dividend or other distribution payable to holders of record of NOVA Stock will be paid to the holder of any PMT Certificates until such holder surrenders such PMT Certificates for exchange as instructed. Subject to applicable law, upon surrender of the PMT Certificates, such holders will receive the certificates representing the number of whole shares of NOVA Stock issuable upon the exchange or conversion of such shares of PMT Stock, any withheld dividends or other distributions (without interest), and any withheld cash payments (without interest) for a fractional share of NOVA Stock to which such Shareholder is entitled.

  If any certificate for NOVA Stock is to be issued in a name other than that in which the PMT Certificate surrendered for exchange is issued, the PMT Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer, and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the PMT Certificates surrendered, shall provide funds for their purchase, or shall establish to NOVA's satisfaction that such taxes are not payable. Such person also shall be required to provide evidence satisfactory to NOVA that such transfer is made in compliance with applicable federal and state securities laws.

  In the event that any portion of the Exchange Fund remains undistributed for one year after the Effective Time, the undistributed portion of the Exchange Fund will be returned to NOVA. Thereafter, any PMT shareholders that did not surrender their PMT Certificates to the Exchange Agent may look only to NOVA for the shares of NOVA Stock, and cash in lieu of fractional shares, to which they are entitled.

NO FRACTIONAL SHARES

  Pursuant to the terms of the Merger Agreement, each holder of shares of PMT Stock exchanged pursuant to the Merger who would otherwise be entitled to receive a fraction of a share of NOVA Stock shall receive, in lieu of such fractional share, cash (without interest) in an amount equal to such fraction multiplied by the per share closing price on the NYSE of the NOVA Stock (as reported in the NYSE Composite Transactions) on the date of the Effective Time (or, if the shares of NOVA Stock do not trade on the NYSE on such date, the first date of trading of shares of NOVA Stock on the NYSE after the Effective
Time). For example, a holder of 25 shares of PMT Stock would be entitled to
17.875 shares of NOVA Stock (25 multiplied by 0.715). However, because no fractional shares of NOVA Stock will be issued, that shareholder would receive 17 shares of NOVA

Stock and $30.63 in cash in lieu of the fractional share assuming the closing price per share of the NOVA Stock on the NYSE is $35.00 on the date of the Effective Time (0.875 x $35.00). No such holder will be entitled to dividends, conversion rights or any other rights as a NOVA shareholder in respect of any fractional shares.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

  Pursuant to the Merger Agreement, NOVA has agreed that at the Effective Time the Board of Directors of NOVA will consist of 11 directors, comprised of five NOVA Designated Directors, five PMT Designated Directors, and one Nominated Director who is nominated by NOVA and approved by PMT. NOVA has designated Edward Grzedzinski, James M. Bahin, Dr. Henry Kressel, Maurice F. Terbrueggen, and Stephen E. Wall as the NOVA Designated Directors and intends to nominate Charles T. Cannada as the Nominated Director, each of whom currently is a director of NOVA. PMT has designated Richardson M. Roberts, Gregory S. Daily, Stephen D. Kane, Harold L. Siebert and George M. Miller II as the PMT Designated Directors, each of whom (other than Mr. Miller) currently is a director of PMT. PMT has indicated that it intends to approve Mr. Cannada as the Nominated Director. In order to facilitate the recomposition of the NOVA Board, it is anticipated that Dr. James E. Carnes, U. Bertram Ellis, and Joseph P. Landy will resign as directors of NOVA as of the Effective Time.

  Following the Effective Time, Edward Grzedzinski, the current Chairman, President and Chief Executive Officer of NOVA, and James M. Bahin, the current Vice Chairman, Chief Financial Officer and Secretary of NOVA, will retain their current positions. Richardson M. Roberts, the current Chairman and Chief Executive Officer of PMT, will continue as Chief Executive Officer of PMT and will be elected a Vice Chairman of NOVA's Board of Directors. Additionally, Gregory S. Daily, the current President of PMT, will continue as President of PMT and will be elected a Vice Chairman of the NOVA Board of Directors.

  Following the Effective Time, the Board of Directors of PMT (which will be a wholly-owned subsidiary of NOVA) will consist of Richardson M. Roberts, Gregory S. Daily, Edward Grzedzinski, and James M. Bahin. The remaining executive officers of PMT after the Effective Time will be agreed upon by Richardson M. Roberts and Edward Grzedzinski.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Other than as described herein, no director or executive officer of NOVA or PMT, and no affiliate of any such person, has any substantial interest, direct or indirect, in the Merger, other than an interest arising from the ownership of NOVA Stock or PMT Stock, in which case the director or executive officer receives no extra or special benefit not shared on a pro rata basis by all other holders of NOVA Stock or PMT Stock, as the case may be.

  Following the Effective Time, the Board of Directors of NOVA will be composed of 11 persons, to be elected as described in "--Management and Operations After the Merger" above.

  Employment Agreements. In connection with the Merger, NOVA has entered into Employment Agreements with each of Richardson M. Roberts, the current Chairman and PMT Chief Executive Officer of PMT, and Gregory S. Daily, the current President of PMT. Each of such Employment Agreements will become effective only upon the Effective Time. Additionally, PMT has entered into Amendments to the Employment Agreements of each of Clay M. Whitson, the current Chief Financial Officer and Treasurer of PMT, Joseph T. Stewart, Jr., the current Chief Operating Officer of PMT, Vickie G. Johnson, the current Chief Accounting Officer and Secretary of PMT, and Tony VanBrackle, the current Vice President for Business Development of PMT.

  Pursuant to his Employment Agreement with NOVA, Mr. Roberts will be employed by NOVA as Vice Chairman of NOVA's Board of Directors, as well as Chief Executive Officer of PMT. Mr. Roberts will receive compensation based on an annual salary of $360,000, subject to merit increases and certain fringe benefits.

Pursuant to his Employment Agreement with NOVA, Mr. Daily will be employed by NOVA as a Vice Chairman of NOVA's Board of Directors, and shall continue in his capacity as President of PMT. Mr. Daily will receive compensation in this capacity based on an annual salary of $360,000, subject to merit increases and certain fringe benefits. In addition, Messrs. Roberts and Daily each has the opportunity to earn a percentage of his base salary as a cash bonus tied to the performance of NOVA.

  The Employment Agreements will replace the existing employment agreements between PMT and each of Messrs. Roberts and Daily at the Effective Time. Each Employment Agreement has a term of one year, automatically renewing for successive one-year terms unless either party provides written notice to the other party at least 90 days before such renewal.

  Upon termination of his Employment Agreement, Messrs. Roberts or Daily, as the case may be, is entitled to certain termination payments. In the event (A) the Employment Agreement is terminated for any reason other than (i) by NOVA for "Cause" (as defined in the Employment Agreements), (ii) by the employee without cause, or (iii) a nonrenewal of the Employment Agreement by employee (collectively, the "Termination Exclusions"), and (B) such termination occurs within 24 months of the effective date of the Employment Agreement or within 24 months of a "change in control" of NOVA (as defined in the Employment Agreements), then the terminated employee will be entitled to receive a termination payment, payable over a two-year period, equal to: (1) 450% of the employee's base salary in effect as of the termination date; (2) continuation of the benefits afforded to the employee under the Employment Agreement for two years (to the extent reasonably obtainable); (3) a one-time severance payment of $600,000; and (4) any "gross-up" payments necessary to compensate the employee for excise taxes imposed by Section 4999 of the Code. Messrs. Roberts and Daily also agreed to waive their rights under their current employment agreements to certain payments to be made by PMT with respect to excise taxes, if any, to which either may become subject as a result of the grant of options in January 1998, but only to the extent that the aggregate amount of such payments due to them, together with any other similar payments to be made by PMT to other employees of PMT by reason of the options granted in 1998, would otherwise exceed $500,000. For the duration of the two-year period referred to above, Messrs. Roberts or Daily, as the case may be, would be bound by the nonsolicitation, noncompetition, and nondisclosure provisions of the Employment Agreement.

  In the event the Employment Agreement is terminated for one of the Termination Exclusions, otherwise expires or is terminated under circumstances not covered by the preceding paragraph, then the employee will receive a pro rata portion of his base salary until the date of termination and reimbursement of business expenses incurred through the date of termination. Additionally, in such event, NOVA has the option of requiring the employee to comply with the nonsolicitation, noncompetition, and nondisclosure provisions of his Employment Agreement for a period of either one year or two years following termination, upon payment of the "One Year Amount" or the "Two Year Amount", as described below. The One Year Amount is equal to 225% of Employee's base salary in effect on the date of termination, plus $300,000, plus continuation of benefits for one year (to the extent reasonably obtainable). The Two Year Amount is equal to 450% of Employee's base salary in effect on the date of termination, plus $600,000, plus continuation of benefits for two years (to the extent reasonably obtainable).

  In connection with the Merger, each of Clay M. Whitson, Joseph T. Stewart, Jr., Vickie G. Johnson, and Tony VanBrackle (each, a "PMT Officer" and collectively, the "PMT Officers") entered into an amendment to his or her current Employment Agreements with PMT to amend provisions to limit the circumstances under which the payment of certain termination payments would be made upon the termination of such agreement and a subsequent change in control of PMT. Otherwise, the Employment Agreement which each such person currently has with PMT will remain in full force and effect after the Effective Time according to its terms.

  As of February 2, 1998, each of the PMT Officers entered into Employment Agreements with PMT, which were amended on June 17, 1998, the provisions of which are described below:

  The initial term of each of the Employment Agreements with the PMT Officers is for one year. Pursuant to their respective Employment Agreements, Mr. Whitson is employed as the Chief Financial Officer and Treasurer of PMT for a base salary of $159,000 per year, Mr. VanBrackle is employed as the Vice President for Business Development of PMT for a base salary of $110,000 per year, Mr. Stewart is employed as the Chief Operating Officer of PMT for a base salary of $164,300 per year and Ms. Johnson is employed as Chief Accounting Officer and Secretary of PMT for a base salary of $100,000 per year. The Employment Agreements with the PMT Officers provide that each PMT Officer may receive an annual bonus as determined by the PMT Board of Directors. All base salary amounts and bonus amounts are subject to annual review by the PMT Board of Directors or the Compensation Committee of the Board of Directors.

  The Employment Agreements with the PMT Officers provide employee benefits (such as health and life insurance) to each PMT Officer. The Employment Agreements also contain non-competition and confidentiality provisions. The Employment Agreements provide that each of the PMT Officers may terminate his or her employment without cause by giving written notice. In the event any PMT Officer is terminated without cause, such PMT Officer will be paid all accrued base salary and bonus compensation (to the extent earned) and his or her base salary for the remainder of the term of his or her Employment Agreement.

  In the event a PMT Officer's employment with PMT is terminated by the Company without cause or by the PMT Officer for cause, within 24 months after a "change in control" of PMT (as defined in the Employment Agreements) the PMT Officer will be entitled to a termination payment based upon a multiple of the PMT Officer's base salary and highest annual bonus. In such event: Mr. Whitson would be entitled to a termination payment equal to the sum of (i) three times his base salary, (ii) three times his highest annual bonus and (iii) a one time severance payment of $80,000; Mr. Stewart would be entitled to a termination payment equal to the sum of (i) two times his base salary, (ii) two times his highest annual bonus and (iii) $160,000; Ms. Johnson would be entitled to a termination payment equal to the sum of her base salary and highest annual bonus; and Mr. VanBrackle would be entitled to a termination payment equal to the sum of (i) two times his base salary and (ii) two times his annual bonus.

  Each of the Employment Agreements will be deemed to have terminated upon the death of the respective PMT Officer. Upon such occurrence, the PMT Officer's estate would receive all compensation due to such PMT Officer. In addition, the estates of Messrs. Whitson and Stewart would receive a one-time payment equal to 50% of the respective PMT Officer's base salary and the estate of Mr. VanBrackle and Ms. Johnson would receive a one-time payment equal to 25% of the respective PMT Officer's base salary.

  Registration Rights Agreement. In connection with the Merger Agreement, NOVA entered into a Registration Rights Agreement with Messrs. Roberts and Daily (the "Holders"). The Registration Rights Agreement grants certain rights to the Holders relating to the registration of the shares of NOVA Stock issued to them in the Merger (the "Registrable Securities"). The Registration Rights Agreement provides that:

    (A) if, after the publication of financial results covering at least 30 days of combined post-Merger operations, either or both of the Holders elect to dispose of Registrable Securities with an aggregate market value of up to $15.0 million with respect to each Holder, then NOVA shall use its reasonable best efforts to render reasonable assistance with respect to such proposed disposition, including assisting the Holders in disposing of the shares as a private placement, or preparing and filing a registration statement to register the shares for sale under the Securities Act. NOVA's obligations in this regard are conditioned upon the proposed disposition not having or causing a material adverse effect or impact on (i) NOVA, (ii) the market perception of NOVA, or (iii) NOVA's financing needs or plans or prospects in connection with financing; and

    (B) if NOVA shall at any time propose the filing of a registration statement for any NOVA securities (other than pursuant to the foregoing subparagraph (A) and other than pursuant to registrations on Forms S-4 or S-8), then the Holders may elect to include in such registration some or all of the Registrable Securities then owned by them. In the event such registration is in connection with an underwritten public offering, then NOVA's obligations to include the Registrable Securities in the registration shall be subject to further conditions, including the judgment of the underwriter(s) with respect to the possible interference of such inclusion with the orderly distribution of the securities to be registered.

  In the event of a distribution or registration effected under subparagraphs
(A) or (B) above, NOVA will bear the expenses of the registration, except that the Holders will bear the cost of any underwriter's discounts or commissions from the sale of their shares.

  Indemnification; Directors and Officers Insurance. NOVA has agreed in the Merger Agreement that for six years from and after the Effective Time, it will not, and it will not permit PMT to, alter the provisions of PMT's Amended and Restated Charter and Bylaws relating to indemnification of officers and directors of PMT for acts or omissions occurring at or prior to the Effective Time. For a period of six years from the Effective Time, NOVA also will cause PMT to provide PMT's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is no less favorable than PMT's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that PMT (as the surviving corporation in the Merger) will not be required to pay an annual premium for the insurance in excess of 300% of the last annual premiums paid prior to the date of the Merger Agreement, but in such case shall purchase as much coverage as possible for such amount.

EMPLOYEE BENEFITS MATTERS

  NOVA and PMT have agreed that it is their intent that, from and after the Effective Time and subject to applicable law, the employees of PMT and the employees of NOVA, to the extent such employees are similarly situated, shall have substantially equivalent benefits (the "Similarly Situated Intent"), subject to the following understanding: (1) immediately after the Effective Time, PMT and NOVA will continue to maintain their separate respective plans (including employee benefit plans), programs and arrangements for their respective employees pursuant to the transactions contemplated by the Merger Agreement, and (2) in furtherance of the Similarly Situated Intent, PMT and NOVA may, from and after the Effective Time, take such steps as are reasonable and appropriate to carry out the Similarly Situated Intent by having their employees participate in unified plans (whether by plan mergers, adoption of plans by a company, and/or modification of the eligibility provisions of existing plans), by modifying existing separate plans so that they thereafter provide substantially equivalent benefits, and/or by taking other measures consistent with the Similarly Situated Intent, as the then current management of PMT and NOVA determine in their discretion. The provisions of the Similarly Situated Intent are not intended to confer upon any person other than NOVA and PMT any rights or remedies with respect to the Similarly Situated Intent.

  In the event that the employees of PMT are included in any benefits plan of NOVA, NOVA shall, and shall cause its subsidiaries to, provide each such employee (i) with respect to any welfare plans, full credit for service with PMT (and its predecessors) (collectively, "Prior Service") for purposes of eligibility to participate in, vesting and payment of benefits under, and eligibility for any subsidized benefit provided under any such welfare plan of NOVA, and (ii) with respect to NOVA's 401(k) Profit-Sharing Plan, full credit for such Prior Service for purposes of eligibility to participate in such plan and vesting in employer contributions thereunder. However, no such Prior Service crediting shall be required to the extent that doing so: (i) would violate federal or state law; (ii) cause a benefit plan to violate the nondiscrimination requirements referenced in Section 414(t) of the Code (as applicable); or (iii) would result in a violation of the tax-qualification requirements of Section 401(a) of the Code (as applicable).

BACKGROUND OF THE MERGER

  Senior management of PMT and NOVA have held informal discussions from time to time with each other as well as with other companies within the transaction processing industry regarding the possibility of pursuing business combinations. Prior to April 1998, the discussions between NOVA and PMT were very general in nature, and no proposals were presented in any such discussions.

  On April 30, 1998, NOVA, Salomon Smith Barney, PMT and PMT's financial advisors, Bear, Stearns & Co. Inc. ("Bear, Stearns") and BT Alex. Brown met in Atlanta in the first formal discussion regarding a proposed business combination. At this meeting, NOVA indicated that it might be interested in pursuing a business combination of the two companies. The parties discussed several conceptual issues related to such a transaction, including the management structure of the surviving entity, whether a premium would be paid to the shareholders of PMT, and the conceptual valuation of both companies and the transaction. The parties did not reach any agreements or understandings with respect to a business combination at this meeting. Thereafter, the senior management of NOVA and PMT, from time to time, had further preliminary discussions with respect to a possible business combination. During this time, no proposals regarding a transaction were made.

  On May 12, 1998, as a result of further consultation with Salomon Smith Barney, Mr. Grzedzinski sent a formal written proposal in the form of a letter to PMT proposing the terms for a business combination of PMT and NOVA. The letter specified that the transaction would be a merger, and that after it was consummated, PMT would become a wholly-owned subsidiary of NOVA. Additionally, the shareholders of PMT would receive 0.695 shares of NOVA Stock for each share of PMT Stock, reflecting a premium of 17% based on PMT's closing price of $19.00 per share on May 11, 1998. The proposed merger would qualify as a tax-free reorganization for federal income tax purposes, and would qualify for pooling of interests accounting treatment.

  After discussions with BT Alex. Brown and Bear, Stearns, PMT responded with an oral counter-offer on May 13, 1998. This counter-proposal provided for an exchange ratio of 0.758 shares of NOVA Stock for each share of PMT Stock. Following this exchange of proposals, NOVA and PMT exchanged several offers and counter-offers within the basic transaction structure initially proposed by Mr. Grzedzinski on May 12.

  On May 26, 1998, with the assistance of their financial advisors, the senior management of NOVA and PMT reached a non-binding agreement in principle on the basic terms of the Merger and agreed to a non-binding term sheet setting forth those terms. The term sheet provided that PMT would become a wholly-owned subsidiary of NOVA, and that the exchange ratio would be 0.715 shares of NOVA Stock for each share of PMT Stock, which reflected a 20.4% premium on the PMT Stock, based on the closing price of $19.00 on May 14, 1998, and which would result in the PMT shareholders owning approximately 50.5% of the combined company. PMT would also have a "walk-away" right, exercisable in the event that the exchange ratio would result in PMT shareholders receiving less than the equivalent of $15.00 in Merger Consideration for each share of PMT Stock (subject to NOVA's election to adjust the Exchange Ratio is further detailed herein). The term sheet also provided that the parties would execute cross-option agreements whereby each of NOVA and PMT would grant to the other party the option to purchase up to 19.9% of the outstanding shares of its common stock, exercisable only upon certain events. NOVA would enter into employment agreements with Richardson M. Roberts, the Chairman and Chief Executive Officer of PMT, and Gregory S. Daily, the President of PMT. The Merger would qualify as a tax-free reorganization and as a pooling of interests.

  On May 26, 1998, the PMT Board of Directors reviewed the term sheet and authorized management and PMT's legal and financial advisors to enter into discussions with NOVA for the purpose of negotiating a definitive merger agreement relating to NOVA's proposal. On May 29, 1998, the parties executed a confidentiality agreement and exchanged financial and business information. Thereafter, senior management of PMT and NOVA and their respective legal and financial advisors held discussions concerning the terms of a definitive agreement. From June 2, 1998 through June 4, 1998, NOVA and PMT and their respective financial advisors met in Nashville to perform operational due diligence in connection with the transaction. Persons present included: (from
PMT) Messrs. Richardson and Daily, Joseph T. Stewart, Chief Operating Officer, Clay M. Whitson, Chief Financial Officer and Treasurer, and Vickie G. Johnson, Chief Accounting Officer and Secretary; (from NOVA) Mr. Grzedzinski, James M. Bahin, Vice Chairman, Chief Financial Officer and Secretary, Henry Lyon, Vice President and Treasurer, Pamela A. Joseph, Executive Vice President and Chief Information Officer, Rebecca L. Powell, Executive Vice President, Merchant Services and Operations, and John M. Perry, Executive Vice President, Sales and Marketing; and representatives of each of Salomon Smith Barney, BT Alex. Brown, and Bear, Stearns.

  At a meeting held on June 7, 1998, the PMT Board of Directors reviewed the proposal made by NOVA with the assistance of Bear, Stearns, BT Alex. Brown, and PMT's outside legal advisors. The PMT Board of

Directors also reviewed other strategic alternatives available to PMT. Management and PMT's legal and financial advisors also reviewed with the PMT Board of Directors their due diligence findings concerning NOVA.

  During the week of June 8, 1998, counsel to NOVA and PMT continued to draft and negotiate the transaction documents, including the Merger Agreement, the Stock Option Agreements, the Employment Agreements between each of Mr. Roberts and Mr. Daily and NOVA, and the Registration Rights Agreement. On June 10, 1998, the Board of Directors of NOVA held a telephonic meeting, and discussed the status of the negotiations, NOVA's due diligence examination of PMT and the potential synergies to be realized as a result of the Merger.

  On June 14, 1998, the Board of Directors of NOVA again held a telephonic meeting, where the Board received an update on the progress of negotiations and the due diligence examination of PMT. Also on June 14, 1998, the PMT Board of Directors discussed the status of negotiations and various issues relating to the Merger Agreement.

  During the week of June 15, 1998, counsel to NOVA and PMT continued to negotiate and revise the transaction documents. On June 17, 1998, the terms of the documents were finalized, and the documents were presented to the Board of Directors of NOVA later that day at a telephonic meeting. At the meeting, the Board of Directors of NOVA reviewed and discussed the terms of the agreements and the Merger generally. Salomon Smith Barney delivered to the Board of Directors of NOVA its oral opinion (subsequently confirmed by delivery of a written opinion dated the same date) that, based on its review and as of the date of the opinion, the Exchange Ratio was fair to NOVA from a financial point of view. See "--Opinions of Financial Advisors." Based upon this review of the transaction documents, the financial terms of the transaction, the opinion of Salomon Smith Barney and other relevant factors, the Board of Directors of NOVA unanimously approved and adopted the Merger, the Merger Agreement, and all related documents, and authorized the execution of the transaction documents.

  Similarly, on June 17, 1998, the PMT Board of Directors held a meeting to discuss and review, with the assistance of its legal and financial advisors, the Merger Agreement, the Stock Option Agreements and related matters, including the Employment Agreements to be entered into between NOVA and each of Messrs. Roberts and Daily. See "--Interests of Certain Persons in the Merger." Representatives of Bear, Stearns and BT Alex. Brown reviewed financial information concerning NOVA, PMT and the proposed Merger, and BT Alex. Brown delivered to the PMT Board of Directors its oral opinion (which was subsequently confirmed in writing) that, as of such date, the Exchange Ratio was fair, from a financial point of view, to the PMT shareholders. See "-- Opinions of Financial Advisors." Based upon the PMT Board of Directors' review of the definitive terms of the transaction, the opinion of BT Alex. Brown and other relevant factors, the PMT Board of Directors, by unanimous vote of all directors, approved and adopted the Merger Agreement and authorized the execution of the Merger Agreement and the Stock Option Agreements.

REASONS FOR THE MERGER

  NOVA. The Board of Directors of NOVA believes that the Merger is fair to, and in the best interests of, NOVA and its shareholders. Accordingly, after consideration of relevant business, financial, legal and market factors, the Board of Directors approved the Merger Agreement and the transactions contemplated thereby by unanimous vote and voted to recommend that NOVA shareholders vote "FOR" the approval of each of the NOVA Proposals.

  In reaching its determination to adopt the Merger Agreement, the Board of Directors of NOVA consulted with its management and its financial and legal advisors, and considered a number of factors. The following include all of the material factors considered thereby:

    (i) the Board of Directors' review, based in part on presentations by its financial advisors and NOVA's management, of the business, operations, financial condition and earnings of NOVA and PMT on an historical and a prospective basis and of the combined company on a pro forma basis and the historical stock price performance of the NOVA Stock and the PMT Stock, the resulting relative interests of NOVA shareholders and PMT shareholders in the common equity of the combined company;

    (ii) the presentation of Salomon Smith Barney to the NOVA Board, the financial information reviewed by Salomon Smith Barney at the meetings of the NOVA Board on June 17, 1998, and the opinion of Salomon Smith Barney rendered on June 17, 1998, that, as of such date and based upon and subject to the procedures followed, assumptions made, matters considered, and limitations on the analyses undertaken, the Exchange Ratio was fair from a financial point of view to NOVA (see "--Opinions of Financial Advisors");

    (iii) PMT's emphasis on serving small- to medium-sized merchants (similar to NOVA) and PMT's focus on the acquisition of ISOs, which provides PMT with a different market focus complementary to NOVA's;

    (iv) the terms of the Merger Agreement and the Merger, including the Exchange Ratio;

    (v) the current and prospective economic and competitive environment facing the transaction processing industry generally, and NOVA in particular, including the continued rapid consolidation in the industry and the increasing importance of operational scale and financial resources in maintaining efficiencies and remaining competitive and in being able to capitalize on technological developments which significantly impact industry competition;

    (vi) the expectation that the Merger would constitute a "reorganization" under Section 368(a) of the Code and that it would be accounted for as a pooling of interests for accounting and financial reporting purposes (see "--Certain Federal Income Tax Consequences" and "--Accounting Treatment");

    (vii) the anticipated cost savings, operating efficiencies and other synergies available to the combined company from the Merger, and the likelihood of the foregoing being achieved following consummation of the Merger;

    (viii) the fact that Messrs. Roberts and Daily would be appointed as Vice Chairmen of the Board of Directors of NOVA following the Effective Time, that Mr. Roberts would serve as Chief Executive Officer of PMT following the Merger and that the PMT Board of Directors would select five individuals to become members of the NOVA Board at the Effective Time and that such members would have the right to approve the eleventh director. The NOVA Board also considered that Messrs. Roberts and Daily would enter into employment agreements with NOVA to be effective as of the Effective Time (see "--Interests of Certain Persons in the Merger");

    (ix) the terms of the NOVA Stock Option Agreement, including the risk that the NOVA Stock Option Agreement might discourage third parties from offering to acquire NOVA by increasing the cost of such an acquisition and because of the potential adverse effect of the NOVA Stock Option Agreement on the ability of a competing transaction to be accounted for as a pooling of interests, and recognizing that the NOVA Stock Option Agreement was entered into in connection with the Merger Agreement (see "--Stock Option Agreements"); and

    (x) the results of the due diligence investigation of PMT conducted by NOVA's management and legal advisors.

  The foregoing discussion of the information and factors considered by the NOVA Board of Directors is not intended to be exhaustive, but includes all of the material factors considered by the NOVA Board of Directors. In the course of its deliberations with respect to the Merger, the NOVA Board of Directors discussed the anticipated impact of the Merger on NOVA and the NOVA shareholders. In reaching its determination to approve and recommend the Merger, the NOVA Board of Directors generally viewed each of the foregoing factors as supporting its approval and recommendation of the Merger Agreement but did not assign any relative or specific weight to the factors considered in reaching such determination, and individual directors may have given differing weights to different factors.

  THE NOVA BOARD OF DIRECTORS BELIEVES THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO, AND IN THE BEST INTERESTS OF, NOVA AND THE NOVA SHAREHOLDERS. THE NOVA BOARD UNANIMOUSLY

RECOMMENDS THAT NOVA SHAREHOLDERS VOTE "FOR" THE APPROVAL OF EACH OF THE NOVA PROPOSALS.

  PMT. In reaching its determination to adopt the Merger Agreement, the Board of Directors of PMT consulted with its management and its financial and legal advisors, and considered a number of factors. The following include all of the material factors considered thereby:


    (i) the Board of Directors' familiarity with and review of PMT's business, operations, financial condition and earnings on an historical and a prospective basis;

    (ii) the Board of Directors' review, based in part on presentations by its financial advisors and PMT's management, of the business, operations, financial condition and earnings of NOVA on an historical and a prospective basis and of the combined company on a pro forma basis and the historical stock price performance of the NOVA Stock, the resulting relative interests of PMT shareholders and NOVA shareholders in the common equity of the combined company, and the potential impact on the market value of NOVA Stock following the proposed Merger;

    (iii) the presentations of Bear, Stearns and BT Alex. Brown to the PMT Board of Directors, the financial information reviewed by Bear, Stearns and BT Alex. Brown at the meetings of the PMT Board of Directors on June 7, 1998, and June 17, 1998, and the opinion of BT Alex. Brown rendered on June 17, 1998, that, as of such date and based upon and subject to the procedures followed, assumptions made, matters considered, and limitations on the analyses undertaken, the Exchange Ratio was fair from a financial point of view to PMT shareholders (see "--Opinions of Financial Advisors");

    (iv) the terms of the Merger Agreement and the Merger, including the Exchange Ratio, noting that it reflected a 22.2% premium for the holders of PMT Stock based on the closing prices of NOVA Stock and PMT Stock on June 16, 1998, the last trading day prior to the approval by the PMT Board of Directors of the Merger;

    (v) the current and prospective economic and competitive environment facing the credit card processing industry generally, and PMT in particular, including the continued rapid consolidation in the industry and the increasing importance of operational scale and financial resources in maintaining efficiencies and remaining competitive and in being able to capitalize on technological developments which significantly impact industry competition;

    (vi) the Board of Directors' review, based in part on the presentations of Bear, Stearns and BT Alex. Brown to the PMT Board, of alternative existing business strategies and the belief of the Board of Directors, based upon such review, that the Merger was preferable to such alternatives in terms of long-term value for PMT shareholders;

    (vii) the fact that NOVA owns a proprietary telecommunications network which the PMT Board of Directors expects will enable NOVA to successfully leverage through the integration of the respective operations of NOVA and PMT in connection with the Merger;

    (viii) the expectation that the Merger would constitute a "reorganization" under Section 368(a) of the Code and that it would be accounted for as a pooling of interests for accounting and financial reporting purposes (see "--Certain Federal Income Tax Consequences" and "-- Accounting Treatment");

    (ix) the anticipated cost savings and operating efficiencies available to the combined company from the Merger, and the likelihood of the foregoing being achieved following consummation of the Merger;

    (x) the effect of the Merger on PMT's pending acquisition transactions;

    (xi) the fact that Messrs. Roberts and Daily would be appointed as Vice Chairmen of the Board of Directors of NOVA following the Effective Time, that Mr. Roberts would serve as Chief Executive Officer of PMT following the Merger and that the PMT Board of Directors would select five individuals to become members of the NOVA Board of Directors at the Effective Time and that such members would have the right to approve the eleventh director. The PMT Board also considered that Messrs. Roberts and Daily would enter into employment agreements with NOVA to be effective as of the Effective Time, and that the directors and officers of PMT might be deemed to have interests in the Merger other than their interests generally as PMT shareholders (see "-- Interests of Certain Persons in the Merger");

    (xii) the terms of the PMT Stock Option Agreement, including the risk that the PMT Stock Option Agreement might discourage third parties from offering to acquire PMT by increasing the cost of such an acquisition and because of the potential adverse effect of the PMT Stock Option Agreement on the ability of a competing transaction to be accounted for as a pooling of interests, and recognizing that the execution of the PMT Stock Option Agreement was entered into in connection with the Merger Agreement (see "-- Stock Option Agreements"); and

    (xiii) the results of the due diligence investigation of NOVA conducted by PMT's management and legal advisors.

  The foregoing discussion of the information and factors considered by the PMT Board of Directors is not intended to be exhaustive, but includes all of the material factors considered by the PMT Board of Directors. In the course of its deliberations with respect to the Merger, the PMT Board of Directors discussed the anticipated impact of the Merger on PMT and the PMT shareholders. In reaching its determination to approve and recommend the Merger, the PMT Board of Directors generally viewed each of the foregoing factors as supporting its approval and recommendation of the Merger Agreement but did not assign any relative or specific weight to the factors considered in reaching such determination, and individual directors may have given differing weights to different factors.

  THE PMT BOARD OF DIRECTORS BELIEVES THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO, AND IN THE BEST INTERESTS OF, PMT AND THE PMT SHAREHOLDERS. THE PMT BOARD UNANIMOUSLY RECOMMENDS THAT PMT SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

OPINIONS OF FINANCIAL ADVISORS

  NOVA. NOVA retained Salomon Smith Barney to act as its financial advisor in connection with the proposed Merger and in that connection requested that Salomon Smith Barney evaluate the fairness, from a financial point of view, to NOVA of the Exchange Ratio. On June 17, 1998, at a meeting of the NOVA Board of Directors held to evaluate the Merger, Salomon Smith Barney delivered an oral opinion (subsequently confirmed by delivery of a written opinion dated the same date) to the NOVA Board to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Exchange Ratio was fair, from a financial point of view, to NOVA. It is anticipated that Salomon Smith Barney will confirm its opinion in writing as of the date of mailing of this Joint Proxy Statement/Prospectus; however, such confirmation is not a condition to the Merger.

  In arriving at its opinion, Salomon Smith Barney reviewed a draft of the Merger Agreement (which was substantially in the form set forth in Appendix A) relating to the proposed Merger, and held discussions with certain senior officers, directors and other representatives and advisors of NOVA and with certain senior officers, directors and other representatives and advisors of PMT concerning the businesses, operations and prospects of NOVA and PMT. Salomon Smith Barney examined certain publicly available business and financial information relating to NOVA and PMT as well as certain financial forecasts and other data for NOVA and PMT provided by or otherwise discussed with the managements of NOVA and PMT, including information relating to certain strategic implications and operational benefits anticipated from the Merger and analysts' estimates as to the future financial performance of NOVA and PMT. Salomon Smith Barney reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: (i) current and historical market prices and trading volumes of the NOVA Stock and PMT Stock; (ii) historical and projected earnings and operating data of NOVA and PMT; and (iii) the capitalization and financial condition of NOVA and PMT. Salomon Smith Barney also evaluated the potential pro forma financial impact of the Merger on NOVA. Salomon Smith Barney also considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected that it considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations it considered relevant in evaluating those of NOVA and PMT. In addition to the foregoing, Salomon Smith Barney conducted such other analyses and examinations and considered such other financial, economic and market criteria as it deemed appropriate in arriving at its opinion.

  In rendering its opinion, Salomon Smith Barney assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information publicly available or furnished to or otherwise reviewed by or discussed with it. With respect to financial forecasts and other information and data furnished to or otherwise reviewed by or discussed with Salomon Smith Barney, the managements of NOVA and PMT advised Salomon Smith Barney that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of NOVA and PMT as to the future financial performance of NOVA and PMT and the potential strategic implications and operational benefits anticipated from the Merger. Salomon Smith Barney assumed that the Merger will be treated as a pooling of interests in accordance with generally accepted accounting principles and as a tax-free reorganization for federal income tax purposes.

  Salomon Smith Barney's opinion relates to the relative values of NOVA and PMT. Salomon Smith Barney did not express any opinion as to what the value of the NOVA Stock actually will be when issued to PMT shareholders pursuant to the Merger or the prices at which the NOVA Stock will trade subsequent to the consummation of the Merger. Salomon Smith Barney did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of NOVA or PMT, nor did it make any physical inspection of the properties or assets of NOVA or PMT. Although Salomon Smith Barney evaluated the Exchange Ratio in the Merger from a financial point of view, it was not asked to consider, and its opinion did not address, the relative merits of the Merger compared to any alternative business strategies that might exist for NOVA or the effect of any other transaction in which NOVA might engage. Salomon Smith Barney's opinion is necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing and disclosed to it, as of the date thereof. No limitations were imposed upon Salomon Smith Barney with respect to the investigations made or procedures followed in rendering its opinion.

  THE FULL TEXT OF THE WRITTEN OPINION OF SALOMON SMITH BARNEY, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS APPENDIX D AND SHOULD BE READ CAREFULLY IN ITS ENTIRETY. THE OPINION OF SALOMON SMITH BARNEY IS DIRECTED TO THE BOARD OF DIRECTORS OF NOVA AND RELATES ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO IN THE MERGER FROM A FINANCIAL POINT OF VIEW, DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR RELATED TRANSACTIONS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY NOVA SHAREHOLDER AS TO HOW SUCH NOVA SHAREHOLDER SHOULD VOTE AT THE NOVA SPECIAL MEETING. THE SUMMARY OF THE OPINION OF SALOMON SMITH BARNEY SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

  In preparing its opinion to the NOVA Board of Directors, Salomon Smith Barney performed a variety of financial and comparative analyses, including those described below. The following summary does not purport to be a complete description of the analyses underlying Salomon Smith Barney's opinion. The preparation of a financial opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Salomon Smith Barney believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and opinion. In its analyses, Salomon Smith Barney made numerous assumptions with respect to NOVA, PMT, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of NOVA and PMT. The estimates contained in such analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Salomon Smith

Barney's opinion and financial analyses were only one of many factors considered by the NOVA Board of Directors in its evaluation of the Merger and should not be viewed as determinative of the views of the NOVA Board of Directors or management with respect to the consideration to be paid by NOVA in the Merger.

  The following is a summary of the material financial analyses performed by Salomon Smith Barney in connection with rendering its opinion:

  Transaction Overview. Salomon Smith Barney reviewed the terms of the Merger, including, among other things, the form of consideration, the Exchange Ratio, the proposed accounting treatment, the walk-away provision, the pro forma ownership of the combined company, the indicated value per share of PMT Stock (the "Indicated Value") and the indicated aggregate transaction value of PMT in the Merger (the "Indicated Transaction Value"). The Indicated Value was $23.86, determined by multiplying the Exchange Ratio by the closing price of the NOVA Stock on the NYSE on June 16, 1998. The Indicated Transaction Value was $1.209 billion based upon 50.7 million fully-diluted shares of PMT outstanding at April 30, 1998 (using the Treasury Stock method at the Indicated Value).

  The Indicated Value represented premiums to the market price of PMT Stock one day, one week and one month prior to the announcement of the Merger of 22.2%, 22.4% and 24.4%, respectively, and represented a multiple of net income for the 12 months ended April 30, 1998 of 48.6x and multiples of 1998 and 1999 estimated earnings per share ("EPS") of 34.6x and 26.5x, respectively. Additionally, the multiples of adjusted market value (defined as the market value of the common stock, plus total debt and book value of preferred stock, minus cash, and referred to herein as "AMV") of PMT to revenue, earnings before interest and taxes ("EBIT") and earnings before interest, taxes, depreciation and amortization ("EBITDA") for the twelve months ended April 30, 1998 were 3.1x, 32.2x and 22.5x, respectively. Salomon Smith Barney compared such multiples to trading multiples of NOVA Stock as of June 16, 1998 of 69.2x net income for the 12 months ended March 31, 1998, 44.5x estimated 1998 EPS and 27.8x estimated 1999 EPS, and multiples of AMV of NOVA to revenues, EBIT and EBITDA for the twelve months ended March 31, 1998 of 2.8x, 39.5x and 26.3x, respectively. Projected EPS for 1998 and 1999 were based on mean First Call earnings estimates and Institutional Brokers Estimate System ("I/B/E/S") long-term growth rates.

  Selected Precedent Transactions Analysis. No transaction used in the "Selected Precedent Transactions Analysis" as a comparison is identical to the Merger. Accordingly, an analysis of such transaction data necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of NOVA and PMT and other factors that could affect the acquisition value of the companies to which they are being compared. Mathematical analysis (such as determining the mean or median) is not itself a meaningful method of using comparable transaction data.

  Using publicly available information, Salomon Smith Barney analyzed the purchase price and implied transaction value multiples paid in selected transactions, which Salomon Smith Barney considered reasonably comparable to the Merger, (i) since January 1, 1997, involving companies in the transaction processing services industry generally, consisting of (target/acquiror):
MoneyGram Payment Systems/Viad Corp.; Checkmate Electronics, Inc./International Verifact, Inc.; Boston Technology, Inc./Comverse Technology, Inc.; Computer Data Systems, Inc./Affiliated Computer Service, Inc.; Premenos Technology Corp./Harbinger Corporation; HPR Inc./HBO & Company; Medic Computer Systems, Inc./MISYS Plc.; BBN Corporation/GTE Corporation; VerifFone, Inc./Hewlett-Packard Company; American List Corporation/Snyder Communications, Inc.; and BHC Financial, Inc./Fiserv, Inc. (collectively, "NOVA Processing Transactions"), and (ii) since January 1, 1994, involving companies in the transaction processing services industry that specialize in merchant processing, consisting of (target/acquiror): GENSAR Holdings Inc./Paymentech, Inc.; First Financial Management Corporation/First Data Corporation; Card Establishment Services/First Data Corporation; and Envoy Corporation/First Data Corporation (collectively, "NOVA Merchant Processing Transactions," and together with NOVA Processing Transactions, "NOVA Selected Transactions"). Salomon Smith Barney compared purchase prices in the NOVA Selected Transactions as a multiple of, among other things, latest 12 months net income and estimated net income and compared AMV as a multiple of, among other things, EBIT and EBITDA.

Salomon Smith Barney also compared purchase prices in the NOVA Selected Transactions as a ratio of estimated net income relative to the S&P 500 (based upon the S&P 500 price/forward earnings multiple of 25.7x on June 16, 1998). All multiples for the NOVA Selected Transactions were based on information available at the time of announcement of the transaction and PMT's estimated net income was based upon calendarized mean First Call earnings estimates.

  Applying the range of multiples for NOVA Processing Transactions of, among other things, latest 12 months net income, 1998 estimated net income, 1998 estimated net income relative to the S&P 500, EBIT and EBITDA of 12.1x to 184.8x (with a median of 35.8), 14.5x to 34.9x (with a median of 24.5x), - 36.3% to 63.8%, (with a median of 13.1%), 4.4x to 302.4x (with a median of 27.9), and 4.2x to 27.5x (with a median of 18.3), respectively, to corresponding financial data for PMT, resulted in an implied valuation range of $2.90 to $220.83 (with a median of $19.43) per share of PMT Stock, on a fully diluted basis, compared to the implied valuation of the consideration to be received by PMT shareholders in the Merger of $23.86 per share of PMT Stock, on a fully diluted basis, based on the closing price of PMT Stock on June 16, 1998. Applying the range of multiples for NOVA Merchant Processing Transactions of, among other things, latest 12 months net income, 1998 estimated net income, 1998 estimated net income relative to the S&P 500, latest 12 months EBIT and latest 12 months EBITDA of 29.6x to 39.7x (with a median of 34.7x), 29.5x to 29.5x (with a median of 29.5x), 80.1% to 80.1%
(with a median of 80.1%), 19.8x to 23.6x (with a median of 21.7x), and 12.2x to 71.1x (with a median of 16.0x), respectively, to corresponding financial data for PMT, resulted in an implied valuation range of $12.42 to $74.07 (with a median of $22.98) per share of PMT Stock, on a fully diluted basis, compared to the implied valuation of the consideration to be received by PMT shareholders in the Merger of $23.86 per share of PMT Stock, on a fully diluted basis, based on the closing price of PMT Stock on June 16, 1998.

  Discounted Cash Flow Analysis. Using calendarized mean First Call earnings estimates and I/B/E/S long-term growth rates, multiples of estimated 2002 net income ranging from 20.0x to 24.0x, and discount rates ranging from 14.0% to 18.0%, Salomon Smith Barney determined an implied reference range of per-share value for PMT Stock on a stand-alone basis of between $22.20 and $29.80, compared to the implied equity valuation of the consideration to be received by PMT shareholders in the Merger of $23.86 based on the closing price of PMT Stock on June 16, 1998. The discounted cash flow analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which shares of PMT Stock may trade. Discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings estimates, growth rates and discount rates.

  Pro Forma Analysis. Salomon Smith Barney analyzed certain pro forma effects resulting from the Merger, including, among other things, the impact of the Merger on estimated fully diluted EPS of NOVA for the years ending December 31, 1998 through 2000, resulting from the Merger including, without independent verification, the cost savings, operating efficiencies and financial synergies (collectively, the "Synergies") expected from the Merger as estimated by the management of NOVA. The pro forma analysis is based on a number of assumptions provided by NOVA's management, including, among other things, the cost of integration and estimated amounts and timing of the Synergies. Estimated fully diluted EPS numbers were based on mean First Call earnings estimates for 1998 and 1999 and I/B/E/S long-term growth rates. The results of the pro forma merger analysis suggested that the Merger would be accretive to the fully diluted EPS of NOVA for each of the three years ending December 31, 1998, 1999 and 2000, after giving effect to the Synergies and the cost of integration expected from the Merger, but not including the impact of any restructuring charge, as estimated by the management of NOVA. The actual results achieved by the combined company may vary from projected results and the variations may be material.

  Contribution Analysis. Salomon Smith Barney analyzed the respective contributions of NOVA and PMT to, among other things, the gross revenues, EBIT, EBITDA and net income of the combined company for the latest 12 months ended March 31, 1998 for NOVA and April 30, 1998 for PMT and the estimated net income of the combined company for the calendar years 1998 and 1999. Estimated net income figures were based on mean First Call earnings estimates and I/B/E/S long-term growth rates. This analysis indicated that (i) for the latest 12 months ended March 31, 1998 for NOVA and April 30, 1998 for PMT, NOVA would have contributed approximately 50.7% of gross revenues, 44.7% of EBITDA, 43.6% of EBIT and 40.8% of net income, and PMT would have contributed approximately 49.3% of gross revenues, 55.3% of EBITDA, 56.4% of EBIT and 59.2% of net income of the combined company; and (ii) for the estimated calendar years 1998 and 1999, NOVA would have contributed approximately 42.2% and 48.3% of net income, respectively, and PMT would have contributed approximately 57.8% and 51.7% of net income, respectively, of the combined company. Based on the consideration to be received by PMT shareholders in the Merger, current shareholders of NOVA and PMT would own, on a fully diluted basis, approximately 49.5% and 50.5%, respectively, of the equity value of the combined company upon consummation of the Merger.

  Comparative Operating Performance. Salomon Smith Barney compared various measures of operating performance of NOVA to those of PMT and to those of NOVA and PMT combined, including, among others, revenue growth, EBIT growth and EBITDA growth, and gross profit, EBIT and EBITDA margins. Revenue growth, EBIT growth and EBITDA growth for the year ended December 31, 1997, for NOVA were 26.3%, 131.7% and 102.5%, respectively, compared to revenue growth, EBIT growth and EBITDA growth for the 12 months ended January 31, 1998 for PMT and for the year ended December 31, 1997 for NOVA and PMT combined of 25.0%, 39.1% and 38.7% and 25.6%, 69.9% and 61.3%, respectively. Gross profit, EBIT and EBITDA margins for the year ended December 31, 1997 for NOVA were 22.5%, 8.2% and 11.4%, respectively, compared to gross profit, EBIT and EBITDA margins for the 12 months ended January 31, 1987 for PMT and for the year ended December 31, 1997 for NOVA and PMT combined of 28.1%, 9.1% and 13.1% and 25.4%, 8.7%
and 12.3%, respectively. Salomon Smith Barney also compared EPS growth of NOVA for the year ended December 31, 1997 of 140.0% to EPS growth of PMT for the year ended January 31, 1998 of 42.9%, and compared estimated 1998 EPS growth of NOVA and PMT of 25.0% and 38.0%, respectively, and estimated 1999 EPS growth and estimated 2000 EPS growth of NOVA of 60.0% and 29.0% to estimated 1999 EPS growth and estimated 2000 growth of PMT and of NOVA and PMT combined of 30.4% and 28.3% and 41.4% and 35.2%, respectively. Projected EPS growth was based on mean First Call earnings estimates and I/B/E/S long-term growth rates.

  Selected Companies Analysis. No company used in the "Selected Companies Analysis" as a comparison is identical to NOVA or PMT. Accordingly, an analysis of such company data necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of NOVA and PMT and other factors that could affect the acquisition value of the companies to which they are being compared. Mathematical analysis (such as determining the mean or median) is not itself a meaningful method of using comparable company data.

  Using publicly available information, Salomon Smith Barney analyzed, among other things, the market values and trading multiples of NOVA and PMT and the following selected publicly traded companies in the transaction processing services industry, which Salomon Smith Barney considered to be reasonably comparable to NOVA and PMT: (i) bank-owned transaction processing companies consisting of BA Merchant Services and National Processing, Inc. (the "Bank-owned Processing Companies") and (ii) independent transaction processing companies consisting of Concord EFS, Inc., First Data Corporation, National Data Corporation and Paymentech, Inc. (the "Independent Processing Companies"). Salomon Smith Barney compared estimated calendar years 1998 and 1999 P/E ratios, P/E ratios as a percentage of estimated long-term growth rate for calendar years 1998 and 1999 and AMV as a multiple of, among other things, latest twelve months gross revenues, EBIT and EBITDA. Price and earnings estimates were based on mean First Call earnings estimates and I/B/E/S long-term growth rate estimates.

  Multiples of AMV to the latest twelve months revenues, EBIT and EBITDA for the Bank-owned Processing Companies were 3.2x, 14.4x and 10.9x, respectively, for the Independent Processing Companies were 3.0x, 22.9x and 13.0x, respectively, and overall were 3.0x, 18.9x and 12.9x, respectively, compared to multiples for NOVA and PMT of 2.8x, 39.5x and 26.3x and 2.5x, 26.1x and 18.2x, respectively. Multiples of estimated calendar year 1998 and 1999 P/E ratios for the Bank-owned Processing Companies were 19.7x and 16.5x, respectively, for the Independent Processing Companies were 25.3x and 21.1x, respectively, and overall were 20.5x and 17.3x, respectively, compared to multiples for NOVA and PMT of 44.5x and 27.8x and 28.3x and 21.7x, respectively. Estimated calendar year 1998 and 1999 P/E ratios as a percentage of estimated growth rates for calendar years 1998 and 1999 for the Bank-owned Processing Companies were 117% and 98%, respectively, for the

Independent Processing Companies were 116% and 94%, respectively, and overall were 116% and 97%, respectively, compared to 153% and 96% for NOVA and 100% and 77% for PMT.

  Other Factors and Comparative Analyses. In rendering its opinion, Salomon Smith Barney considered certain other factors and conducted certain other comparative analyses, including, among other things, a review of (i) the history of trading prices and volume for NOVA Stock and PMT Stock and the relationship between movements in such stock and movements in the S&P 500;
(ii) selected published analysts' reports on PMT, including analysts' estimates as to the long-term EPS potential of PMT; and (iii) the historical ratio of the price of NOVA Stock to the price of PMT Stock from January 2, 1997 to June 16, 1998.

  Pursuant to the terms of Salomon Smith Barney's engagement, NOVA has agreed to pay Salomon Smith Barney for its services rendered in connection with the Merger an aggregate financial advisory fee equal to $3,300,000, $300,000 of which was payable following the execution of the Merger Agreement and $3,000,000 of which is payable upon consummation of an acquisition by NOVA of a significant portion of the assets or securities of PMT, including upon consummation of the Merger. In the event that the Merger Agreement is terminated and the Merger abandoned, NOVA has agreed to pay Salomon Smith Barney a cash fee equal to 10% of any related termination fee obtained by NOVA or any profit resulting from any option on any shares of PMT received by NOVA (up to $3,300,000). NOVA has also agreed to reimburse Salomon Smith Barney for travel and other out-of-pocket expenses incurred by Salomon Smith Barney in performing its services, including the fees and expenses of its legal counsel, and to indemnify Salomon Smith Barney and related persons against certain liabilities, including liabilities under the federal securities laws, arising out of Salomon Smith Barney's engagement.

  Salomon Smith Barney has advised NOVA that, in the ordinary course of business, Salomon Smith Barney and its affiliates may hold or actively trade the securities of NOVA and PMT for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Salomon Smith Barney has in the past provided, and currently is providing, financial advisory and investment banking services to NOVA and its affiliates unrelated to the Merger, and Salomon Smith Barney has received, and will receive, fees for such services. In addition, Salomon Smith Barney and its affiliates (including Travelers Group Inc. and its affiliates) may maintain other business relationships with NOVA and PMT and their respective affiliates. Salomon Smith Barney is an internationally recognized investment banking firm and was selected by NOVA based on its experience, expertise and familiarity with NOVA and its business. Salomon Smith Barney regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

  PMT. PMT engaged BT Alex. Brown to provide an opinion as to the fairness, from a financial point of view, of the Exchange Ratio to PMT shareholders in connection with the Merger. At the June 17, 1998 meeting of the PMT Board of Directors, BT Alex. Brown delivered its opinion, dated as of such date, to the PMT Board of Directors to the effect that, as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by BT Alex. Brown, the Exchange Ratio was fair, from a financial point of view, to PMT shareholders. It is anticipated that BT Alex. Brown will confirm its opinion in writing as of the date of mailing of this Joint Proxy Statement/Prospectus; however, such confirmation is not a condition to the Merger.

  THE FULL TEXT OF BT ALEX. BROWN'S WRITTEN OPINION, DATED JUNE 17, 1998 (THE "BT ALEX. BROWN OPINION"), WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN BY BT ALEX. BROWN IN CONNECTION WITH THE OPINION, IS ATTACHED AS APPENDIX E TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. PMT SHAREHOLDERS ARE URGED TO READ THE BT ALEX. BROWN OPINION IN ITS ENTIRETY. THE SUMMARY OF THE BT ALEX. BROWN OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE BT ALEX. BROWN OPINION.

  In arriving at its opinion, BT Alex. Brown has, among other things, reviewed certain publicly available financial information and other information concerning PMT and NOVA and certain internal analyses and other information furnished to it by PMT and NOVA. BT Alex. Brown also held discussions with the members of the senior managements of PMT and NOVA regarding the businesses and prospects of their respective companies and the joint prospects of a combined enterprise. In addition, BT Alex. Brown
(i) reviewed the reported prices and trading activity for the NOVA Stock and PMT Stock, (ii) compared certain financial and stock market information for PMT and NOVA with similar information for selected companies whose securities are publicly traded, (iii) reviewed the financial terms of selected recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement and certain related documents, and
(v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

  In preparing its opinion, BT Alex. Brown did not assume responsibility for the independent verification of, and did not independently verify any information, whether publicly available or furnished to it, concerning PMT or NOVA, including, without limitation, any financial information, forecasts or projections, considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, BT Alex. Brown assumed and relied upon the accuracy and completeness of all such information. BT Alex. Brown did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of PMT or NOVA. With respect to certain Synergies expected by PMT and NOVA to be achieved as a result of the Merger, and used by BT Alex. Brown in its analysis, BT Alex. Brown assumed that they reflected the best then available estimates and judgments of the management of PMT or NOVA. In rendering its opinion, BT Alex. Brown expressed no view as to the reasonableness of the Synergies, or the assumptions on which they are based. The BT Alex. Brown Opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to BT Alex. Brown as of, the date of such opinion.

  For purposes of rendering its opinion, BT Alex. Brown has assumed that, in all respects material to its analysis, the representations and warranties of PMT and NOVA contained in the Merger Agreement are true and correct, that PMT and NOVA will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligation of each of PMT and NOVA to consummate the Merger will be satisfied without any waiver thereof. BT Alex. Brown has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the transactions contemplated by the Merger Agreement will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either PMT or NOVA is a party or subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on PMT or NOVA or materially reduce the contemplated benefits of the Merger to PMT. In addition, BT Alex. Brown has been advised by PMT, and accordingly has assumed for purposes of its opinion, that the Merger will be tax-free to each of PMT and NOVA and their respective shareholders and that the Merger will be accounted for as a pooling of interests.

  In arriving at its opinion, BT Alex. Brown was not authorized to solicit, and did not solicit, interest from any other person with respect to a business combination with PMT or an acquisition of PMT or any of its assets, nor did BT Alex. Brown review with PMT or its Board of Directors any potential transaction in lieu of the Merger.

  Set forth below is a brief summary of certain financial analyses performed by BT Alex. Brown in connection with its opinion and reviewed with the PMT Board of Directors at its meeting on June 17, 1998.

  Historical Stock Performance. BT Alex. Brown reviewed and analyzed recent and historical market prices and trading volume for NOVA Stock and PMT Stock and compared such market prices to certain stock market and industry indices. Based on the closing sale price of NOVA Stock on the NYSE Composite Tape on June 16, 1998, the last trading date before the meeting at which the PMT Board approved the Merger Agreement, the implied value of the Merger Consideration was $23.86 per share of PMT Stock.

  Analysis Of Selected Publicly Traded Companies. BT Alex. Brown compared certain financial information and commonly used valuation measurements for NOVA and PMT to corresponding information and measurements for a group of seven publicly traded merchant credit card processing companies consisting, in the case of NOVA, of BA Merchant Services Inc., Concord EFS Inc., First Data Corporation, Paymentech Inc., National Data Corporation, National Processing Inc. and PMT (collectively, the "NOVA Selected Companies"), and, in the case of PMT, of BA Merchant Services Inc., Concord EFS Inc., First Data Corporation, Paymentech Inc., National Data Corporation, National Processing Inc. and NOVA (collectively, the "PMT Selected Companies"). Such financial information and valuation measurements included, among other things, (i) common equity market valuation; (ii) operating performance; (iii) ratios of common equity market value as adjusted for debt and cash ("Enterprise Value") to revenues and EBIT; and (iv) ratios of common equity market prices per share ("Equity Value") to EPS. To calculate the trading multiples for NOVA, PMT, the NOVA Selected Companies and the PMT Selected Companies, BT Alex. Brown used publicly available information concerning historical and projected financial performance, including published historical financial information and earnings estimates reported by First Call. First Call is a data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors. BT Alex. Brown calculated that, on a latest 12 months ("LTM") basis, the multiple of Enterprise Value to revenues was 2.8x for NOVA and 2.5x for PMT, compared to a range of 1.3x to 8.3x, with a median of 2.9x, for both the NOVA Selected Companies and the PMT Selected Companies; and the multiple of Enterprise Value to EBIT was 34.9x for NOVA and 25.1x for PMT, compared to a range of 12.1x to 36.0x, with a median of 16.1x, for both the NOVA Selected Companies and the PMT Selected Companies. BT Alex. Brown further calculated that the multiple of Equity Value to LTM EPS was 52.8x for NOVA and 36.2x for PMT, compared to a range of 20.0x to 51.9x, with a median of 24.3x, for the NOVA Selected Companies, and a range of 20.0x to 52.8x, with a median of 24.3x, for the PMT Selected Companies; the multiple of Equity Value to estimated calendar year 1998 EPS was 43.9x for NOVA and 28.9x for PMT, compared to a range of 18.5x to 36.0x, with a median of 21.3x, for the NOVA Selected Companies, and a range of 18.5x to 43.9x, with a median of 21.3x, for the PMT Selected Companies; and the multiple of Equity Value to estimated calendar year 1999 EPS was 27.8x for NOVA and 22.3x for PMT, compared to a range of 16.4x to 27.2x, with a median of 17.5x, for the NOVA Selected Companies, and a range of 16.4x to 27.8x, with a median of 17.5x, for the PMT Selected Companies.

  None of the companies utilized as a comparison were identical to NOVA or PMT. Accordingly, BT Alex. Brown believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in BT Alex. Brown's opinion, concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies.

  Analysis of Selected Precedent Transactions. BT Alex. Brown reviewed the financial terms, to the extent publicly available, of six pending or completed mergers and acquisition transactions since July 1, 1994 involving companies in the transaction processing industry (the "PMT Selected Transactions"). BT Alex. Brown calculated various financial multiples based on certain publicly available information for each of the PMT Selected Transactions and compared them to corresponding financial multiples for the Merger, based on the Exchange Ratio. The transactions reviewed were (target/acquiror (date announced)): Associates First Capital Corporation/SPS Transaction Services Inc. (April 1998); Affiliated Computer Services Inc./Genix Group (June 1996); Ceridian Corporation/Comdata Holdings Corporation (August 1995); First Data Corporation/First Financial Management Inc. (June 1995); First Data Corporation/Card Establishment Services Inc. (November 1994); and First Data Corporation/ENVOY Corporation (August 1994). BT Alex. Brown calculated that the multiple of Enterprise Value to LTM revenues was 3.1x for the Merger compared to a range of 1.6x to 4.3x, with a median of 2.5x, for the PMT Selected Transactions; the multiple of Enterprise Value to LTM EBIT was 31.0x for the Merger compared to a range of 13.3x to 21.4x, with a median of 16.5x, for the PMT Selected Transactions. BT Alex. Brown further calculated that the multiple of Equity Value to LTM net income was 44.2x for the Merger compared to a range of 22.9x to 34.7x, with a median of 30.2x, for the PMT Selected Transactions. All multiples for the PMT Selected Transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the four-year period in which the PMT Selected Transactions occurred.

  BT Alex. Brown reviewed the financial terms, to the extent publicly available, of 20 completed mergers and acquisition transactions since July 1, 1988, involving companies in various industries, in which the shareholders of each of the combining companies received an ownership interest of between 40%-60% in the combined company, as well as equal board of directors representation (the "Selected Merger of Equals Transactions"). BT Alex. Brown calculated that the Selected Merger of Equals Transactions were effected at premiums/discounts to the exchange ratio one day prior to the announcement of the transaction and to the exchange ratio four weeks prior to the announcement of the transaction ranging from -9.8% to 75.5%, with a median of 9.4%, and -13.1% to 110.6%, with a median of 6.2%, respectively, compared to premiums of 22.2% and 19.6%, respectively, for the Merger based on the Exchange Ratio one day and four weeks prior to the announcement of the proposed Merger.

  Because the reasons for, and circumstances surrounding, each of the precedent transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of NOVA and PMT and the companies involved in the PMT Selected Transactions and the Selected Merger of Equals Transactions, BT Alex. Brown believes that a comparable transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in BT Alex. Brown's opinion, concerning differences between the characteristics of these transactions and the Merger that could affect the value of the subject companies and businesses and NOVA and PMT.

  Historical Exchange Ratio Analysis. BT Alex. Brown reviewed the historical ratio of the daily per share market closing prices of PMT Stock divided by the corresponding prices of NOVA Stock over the one-year, 180-day, 90-day, 60-day, and 30-day periods prior to June 16, 1998 and as of June 16, 1998 (the last trading day before the meeting at which the PMT Board of Directors approved the Merger Agreement). The average exchange ratios for these time periods and as of such date were 0.609x, 0.585x, 0.596x, 0.593x, 0.582x and 0.585x, respectively. BT Alex. Brown then calculated the respective premiums over such average daily exchange ratios represented by the Exchange Ratio, which for the same time periods and as of such date were 17.4%, 22.3%, 20.0%, 20.6%, 22.8% and 22.2%, respectively.

  Contribution Analysis. BT Alex. Brown analyzed the relative contributions of NOVA and PMT, as compared to PMT's relative ownership of approximately 50.5% of the outstanding capital of the combined company, to the pro forma income statement of the combined company, based on publicly available information. This analysis showed, excluding (i) the effect of any Synergies that may be realized as a result of the Merger, and (ii) non-recurring expenses relating to the Merger, that on a pro forma combined basis, based on the LTM period ending March 31, 1998 for NOVA and the LTM period ending April 30, 1998 for PMT, and based on estimated calendar years ending December 31, 1998 and December 31, 1999 for NOVA and PMT, NOVA and PMT would account for approximately 50.7% and 49.3%, 56.6% and 43.4%, and 57.0% and 43.0%,
respectively, of the combined company's pro forma revenue; 45.7% and 54.3%, 48.9% and 51.1%, and 54.3% and 45.7%, respectively, of the combined company's pro forma EBIT; and 42.0% and 58.0%, 44.1% and 55.9%, and 49.1% and 50.9%,
respectively, of the combined company's pro forma net income. Estimated financial data for PMT and NOVA were based on the estimates of equity research analysts.

  Pro Forma Accretion/Dilution Analysis. BT Alex. Brown analyzed certain pro forma effects of the Merger with respect to PMT. BT Alex. Brown computed the accretion/dilution resulting from the Merger to the EPS estimates for PMT for the calendar years ending December 31, 1998 and December 31, 1999, before and after taking into account the Synergies identified by management of NOVA and PMT and before non-recurring costs relating to the Merger. BT Alex. Brown noted that before taking into account the Synergies and before non-recurring costs, the Merger would be approximately 16.6% dilutive and 5.1% dilutive to the EPS estimates for PMT for the calendar years ending December 31, 1998 and December 31, 1999, respectively. BT Alex. Brown also noted that after taking into account the Synergies, and before conversion costs for the calendar years ending December 31, 1998 and December 31, 1999, respectively, and before non-recurring costs, the Merger would be approximately 16.6% dilutive to the EPS estimate for PMT for the calendar year ending December 31, 1998 and approximately 1.6% dilutive to the EPS estimate for PMT for the calendar year ending December 31, 1999. In addition, BT Alex. Brown noted that after taking into account the Synergies, and after conversion costs for the

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

calendar years ending December 31, 1998 and December 31, 1999, respectively, and before non-recurring costs, the Merger would be approximately 16.6% dilutive to the EPS estimate for PMT for the calendar year ending December 31, 1998 and approximately 6.3% dilutive to the EPS estimate for PMT for the calendar year ending December 31, 1999. BT Alex. Brown noted that, at trading multiples of Equity Value to estimated calendar year 1998 EPS of between 35.0x (approximately the average of the multiples of Equity Value to estimated calendar year 1998 EPS for NOVA and PMT) and 43.0x (slightly below the multiple of Equity Value to estimated calendar year 1998 EPS for NOVA on June 16, 1998) and at trading multiples of Equity Value to estimated calendar year 1999 EPS of between 24.0x (approximately the average of the multiples of Equity Value to estimated calendar year 1999 EPS for NOVA and PMT) and 28.0x (slightly below the multiple of Equity Value to estimated calendar year 1999 EPS for NOVA on June 16, 1998), before non-recurring costs relating to the Merger and before and after taking into account both the Synergies and the conversion costs identified by management of NOVA and PMT, the imputed value of the shares of the combined company received by PMT shareholders represented a premium to the closing sale price of PMT Stock on the Nasdaq National Market on June 16, 1998, the last trading date before the meeting at which the PMT Board of Directors approved the Merger.

  The foregoing summary describes all analyses and factors that BT Alex. Brown deemed material in its presentation to the PMT Board of Directors, but is not a comprehensive description of all analyses performed and factors considered by BT Alex. Brown in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. BT Alex. Brown believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, BT Alex. Brown did not assign specific weights to any particular analyses.

  In conducting its analyses and arriving at its opinions, BT Alex. Brown utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling BT Alex. Brown to provide its opinion to the PMT Board of Directors as to the fairness to PMT of the Exchange Ratio and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, BT Alex. Brown made, and was provided by PMT management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond PMT's or NOVA's control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of PMT, NOVA or their respective advisors, neither NOVA, PMT nor BT Alex. Brown nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

  The terms of the Merger were determined through negotiations between PMT and NOVA and were approved by the PMT Board of Directors, and the decision to enter into the Merger was solely that of the PMT Board of Directors. As described above, the opinion and presentation of BT Alex. Brown to the PMT Board of Directors were only one of a number of factors taken into consideration by the PMT Board of Directors in making its determination to approve the Merger Agreement and the transactions contemplated thereby. BT Alex. Brown's opinion was provided to the PMT Board of Directors to assist it in connection with its consideration of the Merger and does not constitute a recommendation to any holder of PMT Stock as to how to vote with respect to the Merger.

  PMT selected BT Alex. Brown to provide an opinion as to the fairness, from a financial point of view, of the Exchange Ratio to PMT shareholders in connection with the Merger, based on BT Alex. Brown's qualifications, expertise, reputation and experience in mergers and acquisitions. PMT has retained BT Alex.

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

Brown pursuant to a letter agreement dated April 30, 1998 (the "BT Alex. Brown Engagement Letter"). As compensation for BT Alex. Brown's services in connection with the Merger, PMT has paid BT Alex. Brown a cash fee of $500,000 and has agreed to pay an additional cash fee of $1.25 million if the Merger is consummated. Regardless of whether the Merger is consummated, PMT has agreed to reimburse BT Alex. Brown for reasonable fees and disbursements of BT Alex. Brown's counsel and all of BT Alex. Brown's reasonable travel and other out-of-pocket expenses incurred in connection with the Merger or otherwise arising out of the retention of BT Alex. Brown under the BT Alex. Brown Engagement Letter. PMT has also agreed to indemnify BT Alex. Brown and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the Merger.

  BT Alex. Brown (together with its affiliates, the "BT Group") is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. One or more members of the BT Group have, from time to time, provided investment banking services to PMT and NOVA or their affiliates for which it has received compensation, including acting as lead or co-lead managing underwriter in connection with a number of underwritten public offerings of common stock by each of PMT and NOVA. Members of the BT Group may actively trade securities of PMT or NOVA for their own account or the account of their customers and, accordingly, may from time to time hold a long or short position in such securities.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The federal income tax summary set forth below is included for general information only. The summary describes the material federal income tax consequences of the Merger, the federal income tax consequences to PMT's shareholders as a result of the Merger, and the federal income tax consequences of ownership of NOVA Stock. No information is provided with respect to the tax consequences under foreign, state or local laws. The summary, except where noted, deals only with NOVA Stock held as capital assets by United States holders and does not deal with holders subject to special treatment under federal income tax law (i.e., it may not be applicable to certain classes of taxpayers, including insurance companies, securities dealers, financial institutions and foreign persons). Furthermore, the discussion below is based upon the provisions of the Code, regulations, rulings and judicial decisions thereunder as of the date of this Joint Proxy Statement/Prospectus, and such authorities may be repealed, revoked, or modified so as to result in federal income tax consequences different from those discussed below. Additionally, it cannot be predicted whether or when new tax legislation will be enacted and, if enacted, how such legislation would impact the federal income tax consequences to PMT's shareholders.

  BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH PMT SHAREHOLDER AND OTHER FACTORS, PMT SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS, AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION AND PROSPECTS FOR ENACTMENT OF FUTURE FEDERAL INCOME TAX LEGISLATION.

  The Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. Assuming that the Merger so qualifies, the principal federal income tax consequences of the Merger will be as follows:

    (i) No gain or loss will be recognized by NOVA, Mergerco or PMT as a result of the Merger.

    (ii) No gain or loss will be recognized by the shareholders of PMT upon their receipt of shares of NOVA Stock in exchange for their shares of PMT Stock, except as described in (v) below.

    (iii) The tax basis of the shares of NOVA Stock (including fractional share interests for which cash is ultimately received) received by the shareholders of PMT will be the same as the tax basis of their shares of PMT Stock exchanged therefor, plus any gain recognized on the Merger.

    (iv) The holding period of the NOVA Stock in the hands of the PMT shareholders will include the holding period of their shares of PMT Stock exchanged therefore, provided that such shares were held as a capital asset at the Effective Time.

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

    (v) A cash payment in lieu of a fractional share will be treated as if a fractional share of NOVA Stock had been received in the Merger and then redeemed by NOVA. Each shareholder of PMT who receives cash proceeds from the sale of fractional interests in shares of NOVA Stock will recognize gain or loss equal to the difference between such proceeds and the tax basis allocated to such shareholder's fractional share interests. Any such gain or loss recognized as described in this paragraph will constitute capital gain or loss if the shareholder's shares of PMT Stock were held as a capital asset at the Effective Time.

  Consummation of the Merger is conditioned upon receipt by NOVA of an opinion from Long Aldridge & Norman LLP, and receipt by PMT of an opinion from Waller Lansden Dortch & Davis, a Professional Limited Liability Company, each dated as of the Effective Time, that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Such opinions will be issued with the understanding that the relevant facts are as described in this Joint Proxy Statement/Prospectus and exhibits and appendices hereto, and in rendering such opinions such counsel will rely upon the accuracy of the factual statements and representations in the foregoing documents and upon certain representations made in writing to such counsel by NOVA and PMT. An opinion of counsel, however, is not binding on the Internal Revenue Service or the courts. No ruling on the Merger will be sought from the Internal Revenue Service.

  THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. IT DOES NOT ADDRESS THE STATE, LOCAL OR FOREIGN TAX ASPECTS OF THE MERGER. IN ADDITION, THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR CATEGORIES OF SHAREHOLDERS SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, BANKS, INSURANCE COMPANIES, FOREIGN INDIVIDUALS AND ENTITIES AND REGULATED INVESTMENT COMPANIES. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECT, AND ANY SUCH SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

REGULATORY APPROVALS

  The Merger is subject to review by the Department of Justice and the Federal Trade Commission under the HSR Act. NOVA and PMT have filed the required notifications with the Department of Justice and the Federal Trade Commission under the HSR Act.

SUMMARY OF CERTAIN PROVISIONS OF THE MERGER AGREEMENT

  Conditions to the Merger. Consummation of the Merger Agreement and the transactions contemplated thereby are subject to a number of conditions, including (i) approval of the Merger Agreement and the transactions contemplated thereby by the shareholders of NOVA and PMT and, in the case of NOVA's shareholders, approval of the proposed amendment to NOVA's Articles of Incorporation (NOVA Proposal 2); (ii) the Registration Statement shall have become effective, no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated, no action to limit, stop or prohibit the mailing of this Joint Proxy Statement/Prospectus to shareholders shall have been initiated or threatened, and all necessary state securities or Blue Sky authorizations shall have been received by each of NOVA or PMT as appropriate;
(iii) receipt of all governmental and other consents and approvals necessary to permit consummation of the Merger, including the expiration of the waiting period (or any extension thereof) applicable to consummation of the Merger under the HSR Act; (iv) receipt by NOVA of an opinion from Long Aldridge & Norman LLP, and receipt by PMT of an opinion of Waller Lansden Dortch & Davis, a Professional Limited Liability Company, each dated as of the Effective Time, that the Merger qualifies as a tax-free reorganization under the Code for federal income tax purposes; (v) the receipt by NOVA of letters from

Ernst & Young LLP dated as of the effective date of the Registration Statement and as of the Effective Time regarding its concurrence with management's conclusion that the Merger qualifies for pooling of interests accounting treatment under Accounting Principles Board Opinion No. 16, and the receipt by PMT of letters from PricewaterhouseCoopers LLP dated as of the effective date of the Registration Statement and the Effective Time to the same effect; (vi) the approval for listing on the NYSE of the NOVA Stock to be issued in the Merger, subject to notice of issuance; and (vii) that no court or other governmental entity having jurisdiction over either NOVA or PMT or their respective subsidiaries shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger or any of the transactions contemplated by the Merger Agreement illegal.

  Representations and Warranties. The Merger Agreement contains certain customary representations and warranties by each of NOVA and PMT relating to, among other things, (i) corporate organization, standing and power; (ii) subsidiaries; (iii) capital structure; (iv) authorization, power and authority of each of the parties with respect to required consents, approvals, orders and authorizations of governmental authorities relating to, and noncontravention of certain agreements as a result of, the Merger Agreement;
(v) documents filed by each of NOVA and PMT with the Commission and other regulatory entities, the accuracy of information contained therein and the absence of undisclosed liabilities of each of NOVA and PMT; (vi) the accuracy of information supplied by each of NOVA and PMT in connection with this Joint Proxy Statement/Prospectus and the Registration Statement; (vii) absence of material changes or events with respect to each of NOVA and PMT since December 31, 1997, in the case of NOVA, and July 31, 1997, in the case of PMT; (viii) compliance with applicable laws and litigation; (ix) absence of changes in benefit plans; (x) matters relating to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"); (xi) tax matters; (xii) required shareholder votes in connection with the Merger Agreement; (xiii) compliance with certain laws and satisfaction of certain state takeover statutes; (xiv) labor matters; (xv) intellectual properties; (xvi) treatment of the Merger as a pooling of interests for accounting purposes; and (xvii) engagement of and payment of fees to brokers, investment bankers, finders and financial advisors in connection with the Merger Agreement.

  Conduct of Business Pending the Merger. Each of NOVA and PMT has agreed in the Merger Agreement to, among other things, operate its business only in the ordinary course of its business as currently conducted and, to the extent consistent therewith, to use reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. In addition, each of NOVA and PMT has agreed not to take certain actions relating to its operation pending consummation of the Merger without the prior consent of the other party, except as otherwise permitted by the Merger Agreement. Such provisions restrict each of NOVA's and PMT's ability to: (i) declare, set aside, or pay any dividends on, or make distributions in respect of its stock, or split, combine or reclassify any of its stock or issue or authorize the issuance of any other securities in respect of its stock, or, subject to certain limitations, purchase, redeem or otherwise acquire any shares of its stock; (ii) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its stock, other than pursuant to certain exceptions; (iii) amend its Articles of Incorporation (or charter) or bylaws (except the amendment to NOVA's Articles of Incorporation contemplated in NOVA Proposal 2 herein); (iv) acquire or agree to acquire any business or any corporation, partnership, association or other business organization or otherwise acquire or agree to acquire any assets, except those transactions in the ordinary course of business which it is obligated to consummate, and the consideration for which consists solely of cash, pursuant to agreements to which it is a party in effect as of the date of the Merger Agreement; (v) sell, lease or otherwise dispose of any of its assets, other than in the ordinary course of business and which is not material to such party; (vi) incur any indebtedness for borrowed money, guarantee any indebtedness or make any loans or capital contributions or investments in any other entity, subject to certain limited exceptions; (vii) alter its corporate structure or ownership or any subsidiary thereof; (viii) enter into or adopt or amend any existing severance plan agreement or arrangement or enter into or amend any stock option plan or employment or consulting agreement, other than as explicitly contemplated by the Merger Agreement or as described in NOVA Proposal 3 herein; (ix) increase the compensation payable or to become payable to its officers or employees, except for increases in the ordinary course of business, or grant any severance or termination pay to or enter into any employment or severance agreement with any of its directors or officers or any of its subsidiaries, or establish, adopt, enter into or, except as may be required to comply with applicable law, amend in any material respect any labor, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee; (x) knowingly violate or knowingly fail to perform any material obligation or duty imposed upon it or any of its subsidiaries by any applicable material federal, state or local law, rule, regulation, guideline or ordinance; (xi) take any action, other than reasonable and usual actions in the ordinary course of business consistent with past practice, with respect to accounting policies or procedures (other than actions required to be taken by generally accepted accounting principles); (xii) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability; or (xiii) authorize, recommend or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing. NOVA and PMT also agree that neither they nor their respective subsidiaries will knowingly take or fail to take any action which action or failure would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes or jeopardize the qualification of the Merger as a tax-free reorganization for federal income tax purposes.

  No Solicitation. Pursuant to the Merger Agreement, from and after the date of the Merger Agreement, each of NOVA and PMT will not, and will not cause, authorize or permit its subsidiaries to, and will not permit any of its officers, directors, employees, attorneys, financial advisors, agents or other representatives or those of any of its subsidiaries to, solicit, participate in, or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions or negotiations with, any person relating to any takeover proposal or offer for a business combination other than as contemplated by the Merger Agreement (a "Takeover Proposal"); provided, however, that each of NOVA and PMT may engage in discussions or negotiations with, or furnish information regarding itself and its subsidiaries, business, properties or furnish information regarding itself and its subsidiaries, business, properties or assets to, any third party which makes a Takeover Proposal if its Board of Directors concludes in good faith on the basis of the advice of its outside legal counsel that the failure to take such action would violate the fiduciary obligations of such Board of Directors under applicable law. Each of NOVA and PMT shall advise the other party within 24 hours of receiving any Takeover Proposal and the material terms thereof (including the identity of the person making such Takeover Proposal), and shall immediately advise the other party of any developments with respect to such Takeover Proposal.

  Amendment, Waiver and Termination. The Merger Agreement may be amended by written agreement among the parties any time before or after approval of the Merger Agreement by the shareholders of NOVA and PMT. After any such shareholder approval, the parties cannot amend the Merger Agreement without shareholder approval of such amendment except to the extent applicable law allows such an amendment without shareholder approval.

  At any time prior to the Effective Time, the parties to the Merger Agreement may (i) extend the time for the performance of any obligations or other acts of the other parties thereto, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or any document delivered pursuant to the Merger Agreement, and (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement which may legally be waived.

  The Merger Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time by the mutual written consent of NOVA and PMT. In addition, the Merger Agreement may be terminated prior to the Effective Time (whether before or after any approval of the matters presented in connection with the Merger by the shareholders of NOVA or PMT) by either NOVA or PMT:

    (i) if the other party fails to comply in any material respect with any of its covenants or agreements contained in the Merger Agreement which are required to be complied with prior to the date of such termination, which failure to comply has not been cured within five business days following receipt of written notice of such failure to comply; provided, however, that if any such breach is curable by the breaching party through the exercise of that party's best efforts, and for so long as the breaching party is using its best efforts to cure such breach, the non-breaching party may not terminate the Merger Agreement;

    (ii) if there has been (A) a breach by the other party of any representation or warranty not qualified as to materiality which has the effect of making such representation or warranty not true and correct in all material respects, or (B) a breach by the other party of any representation or warranty that is qualified as to materiality, in each case which breach has not been cured within five business days following receipt by the breaching party of written notice of the breach; provided, however, that if any such breach is curable by the breaching party through the exercise of the breaching party's best efforts, and for so long as the breaching party is using its best efforts to cure such breach, the non-breaching party may not terminate the Merger Agreement;

    (iii) if: (A) the Merger has not been effected on or prior to the close of business on November 30, 1998; provided, however, that (x) this right to terminate the Merger Agreement is not available to any party whose failure to fulfill any of its obligations contained in the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to such date; and (y) such termination date may be extended prior to the termination of the Merger Agreement by written notice of one party to the other to a date not later than February 28, 1999, if the Merger shall not have been consummated as a result of either party having failed by November 30, 1998, to receive all required regulatory approvals or consents with respect to the Merger; or (B) any court or other governmental entity having jurisdiction over a party to the Merger shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transaction contemplated by the Merger Agreement, and such order, decree, ruling or other action shall have become final and non-appealable;

    (iv) if the shareholders of either NOVA or PMT do not approve the Merger Agreement and the transactions contemplated thereby, or if the NOVA shareholders do not approve the proposed amendment to NOVA's Articles of Incorporation (NOVA Proposal 2) in each case, at the appropriate Meeting or any adjournment or postponement thereof; or

    (v) if: (A) the Board of Directors of the other party shall not have recommended to its shareholders the approval of the Merger Agreement and the transactions contemplated thereby, or shall have resolved not to make such recommendation, or shall have withdrawn, rescinded, modified or materially qualified in any adverse manner, or taken any action or made any statement materially inconsistent with such recommendation; (B) the Board of Directors of the other party shall have recommended to its shareholders any tender offer, exchange offer or proposal for business combination involving such party or any of its subsidiaries other than the Merger; or
  (C) a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of such other party is commenced, and the Board of Directors of such party fails to recommend against acceptance of the tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of the tender offer or exchange offer by its shareholders).

  Additionally, the Merger Agreement may be terminated by PMT if the product of the Exchange Ratio and the average closing price of NOVA Stock for the ten day trading period immediately preceding the day which is two business days before the date of the closing of the transactions contemplated by the Merger Agreement would result in each shareholder of PMT receiving Merger Consideration with a value of less than $15.00 per share of PMT Stock held by such shareholder as so measured; provided, however, that before PMT may terminate the Merger Agreement pursuant to this provision, it must provide written notice of its intent to terminate the Merger Agreement at least one business day prior to such date of closing, and NOVA, after receiving such notice, may elect to submit to its shareholders for approval an "Exchange Ratio Adjustment" in order to adjust the Exchange Ratio so that each shareholder of PMT will receive consideration with the value of $15.00 at the date of closing. The mechanism described in this paragraph may be invoked only once by NOVA.

EXPENSES AND FEES

  Regardless of whether the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby including, without limitation, the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses, provided, however, that all printing expenses and filing fees shall be divided equally between NOVA and PMT.

STOCK OPTION AGREEMENTS

  Pursuant to the NOVA Stock Option Agreement, NOVA granted the NOVA Option to PMT, exercisable in whole or in part only under certain limited and specifically defined circumstances, none of which, to the best of NOVA's and PMT's knowledge, has occurred as of the date hereof, to purchase up to a number of shares of NOVA Stock equal to 19.9% of the total number of shares of NOVA Stock issued and outstanding at the time of exercise of the Option for a purchase price of $35.19 per share, subject to adjustment in certain circumstances.

  Pursuant to the PMT Stock Option Agreement, PMT granted the PMT Option to NOVA, exercisable in whole or in part only under certain limited and specifically defined circumstances, none of which, to the best of PMT's and NOVA's knowledge, has occurred as of the date hereof, to purchase up to a number of shares of PMT Stock equal to 19.9% of the total number of shares of PMT Stock issued and outstanding at the time of exercise of the Option for a purchase price of $25.16 per share, subject to adjustment in certain circumstances.

  For purposes of the following summary of the material provisions of the Stock Option Agreements, the term (i) "Issuer" means NOVA with respect to the NOVA Stock Option Agreement and PMT with respect to the PMT Stock Option Agreement, and (ii) "Grantee" means PMT with respect to the NOVA Stock Option Agreement and NOVA with respect to the PMT Stock Option Agreement.

  Subject to applicable law and regulatory restrictions, the Grantee may exercise the Option, in whole or in part, only if both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) have occurred prior to the occurrence of an Exercise Termination Event (as defined in the Stock Option Agreements), provided that written notice of such exercise is provided prior to the occurrence of an Exercise Termination Event.

  As defined in the Stock Option Agreements, "Initial Triggering Event" means any of the following events or transactions occurring after the date of signing the Stock Option Agreements:

    (i) Issuer or any of its subsidiaries (each an "Issuer Subsidiary"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an "Acquisition Transaction" (as hereinafter defined) with any person or entity other than Grantee or any of its Subsidiaries (each, a "Grantee Subsidiary") or the Board of Directors of Issuer shall have recommended that the shareholders of Issuer approve or accept any Acquisition Transaction other than the Merger. "Acquisition Transaction" means (w) a merger or consolidation, or any similar transaction, involving the Issuer or any significant subsidiary of the Issuer, (x) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets of the Issuer or any significant subsidiary of the Issuer, (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 15% or more of the voting power of the Issuer, or (z) any substantially similar transaction, other than certain limited transactions in the ordinary course of business of the Issuer specifically permitted by the Merger Agreement;

    (ii) the Issuer or any Issuer Subsidiary, without having received Grantee's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary, or the Board of Directors of the Issuer shall have withdrawn or modified, or publicly announced its interest to withdraw or modify, in any manner adverse to Grantee, its recommendation that the shareholders of the Issuer approve the transactions contemplated by the Merger Agreement in anticipation of engaging in an Acquisition Transaction, or the Board of Directors of the Issuer shall not have recommended that the shareholders of the Issuer approve the transactions contemplated by the Merger Agreement, or shall have abandoned the transactions contemplated by the Merger Agreement in each case in anticipation of engaging in an Acquisition Transaction;

    (iii) any person or entity other than Grantee, any Grantee Subsidiary or any Issuer Subsidiary acting in a fiduciary capacity in the ordinary course of its business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of common stock of the Issuer;

    (iv) any person other than Grantee or any Grantee Subsidiary shall have made a bona fide proposal to the Issuer or its shareholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

    (v) after an overture is made by a third party to the Issuer or its shareholders to engage in an Acquisition Transaction, the Issuer shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle Grantee to terminate the Merger Agreement and
  (y) shall not have been cured prior to the date the Grantee gives notice of exercise of the Option; or

    (vi) the shareholders of the Issuer shall have voted and failed to approve the Merger Agreement and the transactions contemplated thereby at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to the termination of the Merger Agreement if, prior to such meeting (or, if such meeting shall not have been held or shall have been canceled, prior to such termination), it has been publicly announced that any person or entity (other than Grantee or any of its subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction.

  As defined in the Stock Option Agreements, "Subsequent Triggering Event" means any of the following events or transactions occurring after the date of signing the Stock Option Agreements:

    (i) The acquisition by any person or entity of beneficial ownership of 20% or more of the then outstanding common stock of the Issuer; or

    (ii) The occurrence of the Initial Triggering Event described in paragraph (i) of the definition of Initial Triggering Event above, except that the percentage referred to in clause (y) thereof shall be 20%.

  At any time after the occurrence of a Repurchase Event (as hereinafter defined) at the request of the holder of the Option, delivered prior to an Exercise Termination Event (or such later period as provided in the Stock Option Agreements), the Issuer must repurchase the Option (or the shares of Issuer acquired by Grantee pursuant to exercise of the Option) from the Grantee at a price (the "Option Repurchase Price"), which in most cases is equal to the amount by which (i) the market/offer price exceeds the Option exercise price, (ii) multiplied by the number of shares for which the Option may then be exercised. With respect to the PMT Stock Option Agreement, the Option Repurchase Price may be affected by the application of applicable provisions of the Tennessee Business Corporation Act; in such event, the Option Repurchase Price shall be equal to $.05 multiplied by the number of shares for which the Option may then be exercised.

  A "Repurchase Event" will be deemed to have occurred upon the occurrence of any of the following events or transactions:

    (i) upon the consummation of any merger, consolidation or similar transaction involving the Issuer or any purchase, lease or other acquisition of all or a substantial portion of the assets of the Issuer, other than any transaction that would not constitute an Acquisition Transaction pursuant to the provisos to the definition of Acquisition Transaction, or

    (ii) upon the acquisition by any person of beneficial ownership of 50% or more of the then outstanding shares of common stock of the Issuer, provided that no such event shall constitute a Repurchase Event unless a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event.

  The Stock Option Agreements and the Options are intended to increase the likelihood that the Merger will be consummated according to the terms set forth in the Merger Agreement, and may be expected to discourage offers by third parties to acquire PMT or NOVA prior to the Merger.

  To the knowledge of PMT and NOVA, no event giving rise to the exercise of either of the Options has occurred as of the date of this Joint Proxy Statement/Prospectus.

SHAREHOLDER AGREEMENTS

  In connection with the Merger Agreement, PMT entered into Shareholder Agreements with each of First Union (and certain of its affiliates), Warburg and WorldCom. First Union, Warburg and WorldCom owned or controlled the vote with respect to approximately 19.9%, 25.8% and 5.5% of the NOVA Stock outstanding on the NOVA Record Date. Similarly, NOVA entered into Shareholder Agreements with Messrs. Roberts and Daily, each of whom is a senior executive officer and owned 3.1% and 2.4%, respectively, of the PMT Stock outstanding on the PMT Record Date. (Each of First Union, Warburg, WorldCom and Messrs. Roberts and Daily is referred to individually as a "Voting Shareholder" and collectively as the "Voting Shareholders.")

  The Shareholder Agreements are substantially similar to one another. The Shareholder Agreements generally provide that, subject to the exceptions described below, each Voting Shareholder will vote all shares of NOVA Stock or PMT Stock, as the case may be, owned by it in favor of the Merger Agreement and the transactions contemplated thereby, and in the case of the Voting Shareholders of NOVA, in favor of the other NOVA Proposals, so long as the Board of Directors of the company in which the Voting Shareholder owns shares (the "Applicable Company") has recommended the Merger and has solicited such a shareholder vote. This obligation to vote in favor of the Merger and the transactions contemplated thereby shall be waived in the event of any of the following (each, a "Specified Transaction Exception"): (i) the Voting Shareholder has voted for the approval of another transaction that will result or has resulted in a "Specified Transaction" (as defined below), (ii) any person or entity shall have made a bona fide unsolicited proposal to the Applicable Company or the Voting Shareholder by public announcement or written communication, that is or becomes the subject of public disclosure, of a transaction that would result in a Specified Transaction (the "Transaction Proposal"), and such Transaction Proposal has not been publicly withdrawn prior to the vote of shareholders of the Applicable Company relating to the Merger, (iii) the Exchange Ratio is increased in any respect, or (iv) the Merger Agreement is otherwise amended in a manner which, in the Voting Shareholder's reasonable judgment exercised in good faith, is materially adverse to the Voting Shareholder's interests; provided, however, that in the case of either clause "(i)" or "(ii)" that the Applicable Company shall not be in breach or violation of (aa) the covenant not to solicit other proposals contained in the Merger Agreement, or (bb) its representation and warranty in the Merger Agreement relating to no material adverse change (but only to the extent that such breach or violation of such representation or warranty results from or arises out of an agreement existing at the date of signing of the Merger Agreement and relating to or in contemplation of the transaction triggering the Specified Transaction Exception hereunder).

  A "Specified Transaction" means (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Applicable Company as a result of which either (A) the Applicable Company's shareholders prior to such transaction (by virtue of their ownership of the Applicable Company's shares) in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof), or (B) the individuals comprising the board of directors of the Applicable Company prior to such transaction do not constitute a majority of the board of directors of such ultimate parent entity, (ii) a sale, lease, exchange, transfer or other disposition of at least 50% of the assets of the Applicable Company and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or (iii) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of the common stock of the Applicable Company whether by merger, consolidation, share exchange, business combination, tender or exchange offer or otherwise; provided that the Merger shall not be deemed a Specified Transaction.

  The Shareholder Agreements expire upon the earlier of (i) the Effective Time or (ii) the termination of the Merger Agreement in accordance with its terms.

ACCOUNTING TREATMENT

  The Merger is expected to qualify as a pooling of interests transaction for accounting and financial reporting purposes. Under this method of accounting, the assets and liabilities of PMT and NOVA will be carried forward to the combined company at their recorded amounts, subject to any adjustments required to conform the accounting policies of the companies. Financial statements issued after consummation of the Merger will be restated retroactively to reflect the consolidated historical financial position and results of operations of NOVA and PMT as if the Merger were effected prior to the periods covered by the financial statements. See "Pro Forma Combined Condensed Financial Data."

  PMT has agreed that it will use its reasonable best efforts to cause the persons whom PMT identifies as "Rule 145 Affiliates" of PMT to deliver to NOVA, prior to the Effective Time, written agreements that from the date that is 30 days prior to the Effective Time, they will not sell, transfer or otherwise dispose of, or reduce their risk relative to, any of their shares of PMT Stock and that they will not sell, transfer or otherwise dispose of, or reduce their risk relative to, any shares of NOVA Stock that they receive in the Merger until after such time as financial results covering at least 30 days of post-Merger combined operations of PMT and NOVA have been published by NOVA which satisfy the publication requirements for the preservation of pooling of interests. Similarly, NOVA has agreed that it will use its reasonable best efforts to cause the persons whom it identifies as affiliates of NOVA under applicable Commission accounting releases to deliver to PMT, prior to the Effective Time, written agreements to the same effect with respect to their shares of NOVA Stock. Certain affiliates of NOVA (including First Union and certain of its affiliates, Warburg, and WorldCom) have executed such written agreements. A "Rule 145 Affiliate" of an entity generally includes directors, certain executive officers and beneficial owners of 10% or more of the outstanding capital stock of the entity.

RESTRICTIONS ON RESALES OF NOVA STOCK

  The shares of NOVA Stock to be issued in connection with the Merger have been registered under the Securities Act. Consequently, such shares will be freely transferable under the Securities Act, except for shares issued to any shareholder who may be deemed to be a Rule 145 Affiliate as of the date of the Meetings. Such Rule 145 Affiliates, as well as any "affiliates" of NOVA as defined in Rule 144 promulgated under the Securities Act, may not sell any shares of NOVA Stock, whether previously owned or acquired in connection with the Merger, except pursuant to an effective registration statement under the Securities Act or other applicable exemption from the registration requirements of the Securities Act. Such affiliates may sell their shares in accordance with the exemption from registration provided by Rule 144 under the Securities Act. In general, under Rule 144, as currently in effect, an affiliate may sell securities in brokers' transactions or directly through market makers provided the number of shares sold in any three-month period does not exceed the greater of 1% of the then outstanding shares of NOVA Stock (approximately 719,400 shares, based on the number of shares to be outstanding immediately following the Merger) or the average weekly trading volume in the public market during the four calendar weeks preceding the filing of the seller's Form 144. Sales under Rule 144 also are subject to certain notice of sale requirements and the availability of current public information concerning NOVA. NOVA may place restrictive legends on certificates representing NOVA Stock issued to all persons who are deemed to be Rule 145 Affiliates.

  The NOVA Stock is listed for trading on the NYSE under the symbol "NIS."

                  PRO FORMA COMBINED CONDENSED FINANCIAL DATA

  The following unaudited pro forma combined condensed financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with the historical consolidated financial statements of NOVA and PMT, including the notes thereto, which are included in this Joint Proxy Statement/Prospectus or are incorporated herein by reference.

  The unaudited pro forma combined condensed financial statements assume a business combination between NOVA and PMT accounted for as a pooling of interests and are based on each company's respective historical audited and unaudited consolidated financial statements and notes thereto, which are included in this Joint Proxy Statement/Prospectus or are incorporated herein by reference. The unaudited pro forma combined condensed balance sheet combines NOVA's consolidated condensed balance sheet as of June 30, 1998, and PMT's consolidated condensed balance sheet as of April 30, 1998, giving effect to the Merger as if it had occurred on June 30, 1998.

  The unaudited pro forma combined condensed statements of operations combine NOVA's historical results for the six months ended June 30, 1998, the years ended December 31, 1997 and 1996, and the ten month period ended December 31, 1995, with PMT's historical results for the six months ended April 30, 1998 and the twelve months ended October 31, 1997, July 31, 1996 and July 31, 1995, respectively, giving effect to the Merger as if it had occurred on March 1, 1995.

  As permitted by Commission regulations, PMT's three-month period ended October 31, 1996, has been omitted from the unaudited pro forma combined condensed statements of operations. PMT's sales, profit from operations and net income were $85.5 million, $6.8 million and $4.6 million, respectively, for such three-month period. There were no dividends declared or paid by PMT during this three-month period.

  Certain data and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The unaudited pro forma combined condensed financial statements provide information about the impact of the Merger by showing how it might have affected the financial condition and results of operations of NOVA had the Merger actually been completed as of the dates indicated. The unaudited pro forma combined condensed financial statements are provided for informational purposes only and are not necessarily indicative of actual results that would have been achieved had the Merger been consummated at the beginning of the periods presented or of future results and should be read in conjunction with the historical financial statements of NOVA and PMT and notes thereto, which are included in this Joint Proxy Statement/Prospectus or are incorporated by reference.

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET

                              AS OF JUNE 30, 1998
                                  (UNAUDITED)

                                          NOVA     PMT
                                        JUNE 30,  APRIL    PRO FORMA  COMBINED
                                          1998   30, 1998 ADJUSTMENTS PRO FORMA
                                        -------- -------- ----------- ---------
                                                    (IN THOUSANDS)
ASSETS
Current assets:
 Cash and cash equivalents............. $ 91,985 $ 38,852  $    --    $130,837
 Investments...........................      --    13,680       --      13,680
 Trade receivables.....................   39,337   33,059       --      72,396
 Current portion of net investment in
  finance leases.......................      --    10,334       --      10,334
 Inventory.............................    3,187    3,513       --       6,700
 Deferred tax asset and other current
  assets...............................    5,836    5,073       --      10,909
                                        -------- --------  --------   --------
Total current assets...................  140,345  104,511       --     244,856
Merchant and customer contracts........  142,807   92,761       --     235,568
Long-term portion of net investment in
 finance leases........................      --    29,665       --      29,665
Property and equipment, net............   41,181   14,099       --      55,280
Excess cost of businesses acquired.....   12,560      --        --      12,560
Long term note receivable..............      --    13,300       --      13,300
Deferred tax asset and other non-
 current assets........................    2,980   20,592       --      23,572
                                        -------- --------  --------   --------
Total assets........................... $339,873 $274,928  $    --    $614,801
                                        ======== ========  ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable...................... $ 13,973 $ 12,194  $    --    $ 26,167
 Accounts payable to affiliates........    1,768      --        --       1,768
 Settlement obligations................    9,585      --        --       9,585
 Other accrued liabilities.............   13,514   10,554    23,674     47,742
 Long-term debt obligations due within
  one year.............................   18,239   14,092       --      32,331
                                        -------- --------  --------   --------
Total current liabilities..............   57,079   36,840    23,674    117,593
Deferred tax liability.................    5,085      571       --       5,656
Long-term debt obligations.............   17,266   19,337       --      36,603
Minority interest in subsidiary........    4,255      --        --       4,255
Shareholders' equity:
 Common stock..........................      343      526      (526)
                                                                376        719
 Additional paid-in-capital............  244,198  172,385       526
                                                               (376)   416,733
 Retained earnings.....................   11,647   45,269   (23,674)    33,242
                                        -------- --------  --------   --------
Total shareholders' equity.............  256,188  218,180   (23,674)   450,694
                                        -------- --------  --------   --------
Total liabilities and shareholders'
 equity................................ $339,873 $274,928  $    --    $614,801
                                        ======== ========  ========   ========

                            See accompanying notes.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                     FOR THE SIX MONTHS ENDED JUNE 30, 1998
                                  (UNAUDITED)

                                               SIX MONTHS ENDED
                                         ----------------------------
                                         JUNE 30, 1998 APRIL 30, 1998 COMBINED
                                             NOVA           PMT       PRO FORMA
                                         ------------- -------------- ---------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues................................   $298,873       $217,833    $516,706
Operating expenses:
 Cost of service........................    235,924        157,967     393,891
 Conversion costs.......................      6,612            --        6,612
 Selling, general and administrative....     24,862         28,274      53,136
 Depreciation and amortization..........     11,637          8,619      20,256
                                           --------       --------    --------
Operating income........................     19,838         22,973      42,811
Interest expense (income), net..........      1,138         (1,001)        137
Minority interest in income of
 subsidiary.............................      4,466            --        4,466
Other expense...........................        --           1,350       1,350
                                           --------       --------    --------
Income before provision for income
 taxes..................................     14,234         22,624      36,858
Provision for income taxes..............      5,267          7,953      13,220
                                           --------       --------    --------
Net income..............................   $  8,967       $ 14,671    $ 23,638
                                           ========       ========    ========
Net income per common share.............   $   0.29       $   0.28    $   0.35
                                           ========       ========    ========
Net income per common share--assuming
 dilution...............................   $   0.28       $   0.28    $   0.34
                                           ========       ========    ========
Weighted average common shares
 outstanding............................     31,060         52,145      68,344
                                           ========       ========    ========
Weighted average common shares
 outstanding assuming dilution..........     32,269         53,281      70,365
                                           ========       ========    ========


                            See accompanying notes.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)

                                            YEAR ENDED
                                ----------------------------------
                                DECEMBER 31, 1997 OCTOBER 31, 1997 COMBINED
                                      NOVA              PMT        PRO FORMA
                                ----------------- ---------------- ---------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues......................      $335,625          $364,898     $700,523
Operating expenses:
 Cost of service..............       260,058           270,812      530,870
 Conversion costs.............         2,595               --         2,595
 Selling, general and
  administrative..............        33,952            46,766       80,718
 Depreciation and
  amortization................        10,658            13,882       24,540
                                    --------          --------     --------
Operating income..............        28,362            33,438       61,800
Interest expense (income),
 net..........................          (721)           (1,581)      (2,302)
Minority interest in income of
 subsidiary...................           776               --           776
Other expense.................           --              1,057        1,057
                                    --------          --------     --------
Income before provision for
 income taxes.................        28,307            33,962       62,269
Provision for income taxes....        10,922            10,402       21,324
                                    --------          --------     --------
Net income....................      $ 17,385          $ 23,560     $ 40,945
                                    ========          ========     ========
Net income per common share...      $   0.60          $   0.48     $   0.64
                                    ========          ========     ========
Net income per common share--
 assuming dilution............      $   0.58          $   0.47     $   0.62
                                    ========          ========     ========
Weighted average common shares
 outstanding..................        28,863            49,224       64,058
                                    ========          ========     ========
Weighted average common shares
 outstanding assuming
 dilution.....................        30,116            50,381       66,139
                                    ========          ========     ========


                            See accompanying notes.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

                                                 YEAR ENDED
                                       -------------------------------
                                       DECEMBER 31, 1996 JULY 31, 1996 COMBINED
                                             NOVA             PMT      PRO FORMA
                                       ----------------- ------------- ---------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.............................      $265,829        $254,588    $520,417
Operating expenses:
 Cost of service.....................       207,595         192,482     400,077
 Conversion costs....................         6,395             --        6,395
 Selling, general and administrative.        32,952          35,128      68,080
 Depreciation and amortization.......         6,982           8,013      14,995
                                           --------        --------    --------
Operating income.....................        11,905          18,965      30,870
Interest expense (income), net.......          (126)          1,945       1,819
Other income.........................           --           (1,000)     (1,000)
                                           --------        --------    --------
Income before provision for income
 taxes...............................        12,031          18,020      30,051
Provision for income taxes...........         4,764           6,139      10,903
                                           --------        --------    --------
Net income...........................      $  7,267        $ 11,881    $ 19,148
                                           ========        ========    ========
Net income per common share (Note 6).      $   0.25        $   0.28    $   0.32
                                           ========        ========    ========
Net income per common share--assuming
 dilution (Note 6)...................      $   0.25        $   0.27    $   0.32
                                           ========        ========    ========
Weighted average common shares
 outstanding (Note 6)................        28,604          41,906      58,567
                                           ========        ========    ========
Weighted average common shares
 outstanding assuming dilution (Note
 6)..................................        28,604          43,285      59,553
                                           ========        ========    ========



                            See accompanying notes.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                   FOR THE TEN MONTHS ENDED DECEMBER 31, 1995
                                  (UNAUDITED)

                                               TEN MONTH
                                              PERIOD ENDED YEAR ENDED
                                              DECEMBER 31,  JULY 31,
                                                  1995        1995    COMBINED
                                                  NOVA        PMT     PRO FORMA
                                              ------------ ---------- ---------
                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                            DATA)
Revenues.....................................   $129,035    $156,744  $285,779
Operating expenses:
 Cost of service.............................    100,375     115,768   216,143
 Conversion costs............................      3,441         --      3,441
 Selling, general and administrative.........     17,795      24,379    42,174
 Depreciation and amortization...............      4,635       3,812     8,447
                                                --------    --------  --------
Operating income.............................      2,789      12,785    15,574
Interest expense net.........................      1,959       3,101     5,060
                                                --------    --------  --------
Income before provision for income taxes.....        830       9,684    10,514
Provision (benefit) for income taxes.........     (4,057)      3,306      (751)
                                                --------    --------  --------
Net income...................................   $  4,887    $  6,378  $ 11,265
                                                ========    ========  ========
Net income per common share (Note 6).........   $   0.24    $   0.18  $   0.25
                                                ========    ========  ========
Net income per common share--assuming
 dilution (Note 6)...........................   $   0.24    $   0.18  $   0.25
                                                ========    ========  ========
Weighted average common shares outstanding
 (Note 6)....................................     18,024      34,847    42,940
                                                ========    ========  ========
Weighted average common shares outstanding
 assuming dilution
 (Note 6)....................................     18,024      35,686    43,539
                                                ========    ========  ========



                            See accompanying notes.

     NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

  The Merger has been accounted for in the unaudited Pro Forma Combined Condensed Financial Statements using the pooling of interests method of accounting and, as a result, the unaudited pro forma combined condensed balance sheet and statements of operations are presented as if the combining companies had been combined for all periods presented. The unaudited pro forma combined condensed financial statements for the 12-month period ended December 31, 1996, and the ten month period ended December 31, 1995, will become the historical financial statements of NOVA upon issuance of financial statements for a period that includes the date of the Merger. Due to Commission regulations, the unaudited pro forma combined condensed financial statements for the year ended December 31, 1997 will be different than the financial statements for the same period when issued in conjunction with NOVA's Annual Report on Form 10-K for the year ended December 31, 1998. No material adjustments were required to conform the accounting policies of NOVA and PMT.

  For the financial statements issued in conjunction with NOVA's Annual Report on Form 10-K for the year ended December 31, 1998, NOVA's twelve months ended December 31, 1998 will be combined with PMT's twelve months ended October 31, 1998. PMT's three month period ended October 31, 1997 will be omitted as permitted by Commission regulations. PMT's reporting periods will be conformed to NOVA's effective January 1, 1999.

  The unaudited pro forma condensed combined statements of operations combine the historical statements of operations of NOVA for the six months ended June 30, 1998, the years ended December 31, 1997 and 1996, and the ten month period ended December 31, 1995, with the historical statements of operations of PMT for the six months ended April 30, 1998, and the 12 months ended October 31, 1997, July 31, 1996 and July 31, 1995, respectively.

  NOVA has a fiscal year ending December 31, and PMT has a fiscal year ending July 31. Accordingly, the unaudited pro forma combined financial statements for the year ended December 31, 1997, include PMT's financial statements conformed within 93 days to NOVA's fiscal year end. In July 1998 and May 1998, PMT acquired Superior and MBN, respectively, in separate merger transactions. See "Information Concerning PMT." The financial statements of PMT included in the pro forma combined condensed statements reflect retroactive restatement for the Superior and MBN mergers which were consummated on July 30, 1998 and May 14, 1998, respectively. These mergers were accounted for as pooling of interests transactions in accordance with Accounting Principles Board Opinion No. 16. The unaudited pro forma combined condensed financial statements, including the notes thereto, should be read in conjunction with the historical consolidated financial statements of NOVA and PMT, which are included in this Joint Proxy Statement/Prospectus or are incorporated herein by reference. The pro forma combining financial statements are presented for comparative purposes only and are not intended to be indicative of actual results had the Merger occurred as of the dates indicated above nor do they purport to indicate results which may be obtained in the future.

2. SHAREHOLDERS' EQUITY

  The common shareholders' equity account of NOVA as of June 30, 1998, has been adjusted to reflect the assumed issuance of approximately 37.6 million shares of NOVA Stock in exchange for all the issued and outstanding PMT Stock based upon the Exchange Ratio of 0.715 shares of NOVA Stock for each share of PMT Stock. The actual number of shares of NOVA Stock to be issued will be determined at the Effective Time based on the Exchange Ratio and the number of shares of PMT Stock then outstanding.

3. RECONCILIATION TO HISTORICAL PMT CONSOLIDATED FINANCIAL STATEMENTS

  As permitted by Commission regulations, the historical PMT income statement for the year ended July 31, 1997, has been conformed to a fiscal year end of October 31, which falls within 93 days of the fiscal year end of NOVA. In addition, certain amounts have been reclassified in PMT's financial statements to conform with NOVA's presentation as follows: PMT records certain amounts paid to third parties under revenue sharing or similar agreements in selling, general and administrative expenses. NOVA includes these costs in net revenues. PMT classifies certain compensation costs in costs of service. NOVA includes these costs in selling, general and administrative expenses. PMT records certain acquisition costs in other income. NOVA includes these costs in selling, general and administrative expenses. The following reconciles the historical PMT financial statements to the pro forma statements of operations.

                                               SIX MONTHS ENDED APRIL 30, 1998
                         ----------------------------------------------------------------------------
                                                          UNAUDITED
                         ----------------------------------------------------------------------------
                          NINE MONTHS         LESS:          SIX MONTHS                 PRO FORMA
                             ENDED      THREE MONTHS ENDED     ENDED       RECLASS-  SIX MONTHS ENDED
                         APRIL 30, 1998  OCTOBER 31, 1997  APRIL 30, 1998 IFICATIONS  APRIL 30, 1998
                         -------------- ------------------ -------------- ---------- ----------------
                                                        (IN THOUSANDS)
Revenues................    $327,353         $103,752         $223,601     $(5,768)      $217,833
Operating expenses:
 Cost of service........     233,771           75,002          158,769        (802)       157,967
 Selling, general and
  administrative........      47,112           14,362           32,750      (4,476)        28,274
 Depreciation and
  amortization..........      12,479            3,860            8,619         --           8,619
                            --------         --------         --------     -------       --------
Operating income........      33,991           10,528           23,463        (490)        22,973
Interest expense
 (income), net..........      (1,532)            (531)          (1,001)        --          (1,001)
Other expense (income),
 net....................       2,283              443            1,840        (490)         1,350
                            --------         --------         --------     -------       --------
Income before provision
 for income taxes.......      33,240           10,616           22,624         --          22,624
Provision for income
 taxes..................      10,930            2,977            7,953         --           7,953
                            --------         --------         --------     -------       --------
Net income..............    $ 22,310         $  7,639         $ 14,671     $   --        $ 14,671
                            ========         ========         ========     =======       ========

                                                         YEAR ENDED OCTOBER 31, 1997
                         --------------------------------------------------------------------------------------------
                            AUDITED                                      UNAUDITED
                         ------------- ------------------------------------------------------------------------------
                                            LESS:             ADD:
                                         THREE MONTHS     THREE MONTHS      PRO FORMA                   PRO FORMA
                          YEAR ENDED        ENDED            ENDED          YEAR ENDED     RECLASS-     YEAR ENDED
                         JULY 31, 1997 OCTOBER 31, 1996 OCTOBER 31, 1997 OCTOBER 31, 1997 IFICATIONS OCTOBER 31, 1997
                         ------------- ---------------- ---------------- ---------------- ---------- ----------------
                                                                (IN THOUSANDS)
Revenues................   $355,010        $85,475          $103,752         $373,287      $(8,389)      $364,898
Operating expenses:
 Cost of service........    260,881         63,421            75,002          272,462       (1,650)       270,812
 Selling, general and
  administrative........     49,942         12,303            14,362           52,001       (5,235)        46,766
 Depreciation and
  amortization..........     12,945          2,923             3,860           13,882          --          13,882
                           --------        -------          --------         --------      -------       --------
Operating income........     31,242          6,828            10,528           34,942       (1,504)        33,438
Interest expense
 (income), net..........     (1,156)          (106)             (531)          (1,581)         --          (1,581)
Other expense...........      2,244            126               443            2,561       (1,504)         1,057
                           --------        -------          --------         --------      -------       --------
Income before provision
 for income taxes.......     30,154          6,808            10,616           33,962          --          33,962
Provision for income
 taxes..................      9,640          2,215             2,977           10,402          --          10,402
                           --------        -------          --------         --------      -------       --------
Net income..............   $ 20,514        $ 4,593          $  7,639         $ 23,560      $   --        $ 23,560
                           ========        =======          ========         ========      =======       ========

                                                   YEAR ENDED JULY 31, 1996
                                               ----------------------------------
                                                AUDITED    RECLASS-    AUDITED
                                               CONDENSED  IFICATIONS RECLASSIFIED
                                               ---------  ---------- ------------
                                                        (IN THOUSANDS)
Revenues...................................... $263,450    $(8,862)    $254,588
Operating expenses:
 Cost of service..............................  193,477       (995)     192,482
 Selling, general and administrative..........   42,699     (7,571)      35,128
 Depreciation and amortization................    8,013        --         8,013
                                               --------    -------     --------
Operating income..............................   19,261       (296)      18,965
Interest expense, net.........................    1,945        --         1,945
Other income..................................     (704)      (296)      (1,000)
                                               --------    -------     --------
Income before provision for income taxes......   18,020        --        18,020
Provision for income taxes....................    6,139        --         6,139
                                               --------    -------     --------
Net income.................................... $ 11,881    $   --      $ 11,881
                                               ========    =======     ========

                                                   YEAR ENDED JULY 31, 1995
                                               ---------------------------------
                                                AUDITED   RECLASS-    AUDITED
                                               CONDENSED IFICATIONS RECLASSIFIED
                                               --------- ---------- ------------
                                                        (IN THOUSANDS)
Revenues...................................... $163,663   $(6,919)    $156,744
Operating expenses:
 Cost of service..............................  116,592      (824)     115,768
 Selling, general and administrative..........   30,474    (6,095)      24,379
 Depreciation and amortization................    3,812       --         3,812
                                               --------   -------     --------
Operating income..............................   12,785       --        12,785
Interest expense, net.........................    3,101       --         3,101
                                               --------   -------     --------
Income before provision for income taxes......    9,684       --         9,684
Provision (benefit) for income taxes..........    3,306       --         3,306
                                               --------   -------     --------
Net income.................................... $  6,378   $   --      $  6,378
                                               ========   =======     ========

4. MERGER-RELATED EXPENSES

  The unaudited pro forma data are presented for informational purposes only and do not give effect to any Synergies that may occur due to the combining of NOVA's and PMT's existing operations. NOVA expects to incur charges to operations currently estimated to be approximately $38.0 million in the quarter ended September 30, 1998, the quarter in which the Merger is expected to be consummated, to reflect costs associated with combining the operations of the two companies, primarily the closing of duplicate facilities and transaction fees and costs incident to the Merger. An estimate of Merger-related expenses, after effecting for estimated tax benefits, of $23.7 million is reflected in the unaudited pro forma combined condensed balance sheet and is not included in the unaudited pro forma combined condensed statement of operations. This is a preliminary estimate only and, therefore, is subject to change.

5. PRO FORMA ADJUSTMENTS

  Adjustments have been included in the pro forma combined condensed balance sheet to reflect the Exchange Ratio and the Merger related costs described in
Note 4. Pro forma adjustments to reflect the effect of the Merger on the pro forma condensed combined balance sheet at June 30, 1998, are as follows:

    a. Common stock is increased by $376,000 to record the NOVA Stock issued in the Merger and is decreased by $526,000 to record the retirement of the PMT Stock.

    b. Combined additional paid-in capital is adjusted for the effects of the pro forma adjustment (a) above.

    c. Accrued liabilities and retained earnings reflect the estimated direct costs of the Merger of $23.7 million, after effecting for estimated tax benefits.

6. NET INCOME PER SHARE

  Pro forma earnings per basic and diluted share for each period are based on the combined weighted average number of shares of common stock outstanding (and dilutive securities for diluted earnings per share), after adjusting NOVA's historical amounts for the conversion of outstanding shares of PMT Stock into NOVA Stock at the Exchange Ratio.

  NOVA's net income per common share for 1995 and 1996 is a pro forma calculation based on net income attributable to holders of NOVA Stock and the weighted-average number of common stock and common equivalent shares outstanding during the respective periods, assuming conversion of series A, B and C Convertible Preferred Stock into common stock. Refer to Note 11 in NOVA's consolidated financial statements which appear elsewhere herein.

                          INFORMATION CONCERNING NOVA

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The following table sets forth selected consolidated financial and other data for NOVA as of and for the two years ended February 28, 1995, the ten-month period ended December 31, 1995 and the two years ended December 31, 1997. The selected consolidated financial data have been derived from NOVA's Consolidated Financial Statements and notes thereto, which have been audited by Ernst & Young LLP, independent auditors. The following data should be read in conjunction with "Information Concerning NOVA--Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Joint Proxy Statement/Prospectus. NOVA changed its fiscal year end from the last day of February to December 31, effective December 31, 1995. For financial reporting purposes, the ten-month period ended December 31, 1995 is considered an annual period.

                               YEAR ENDED          TEN-MONTH           YEAR ENDED             SIX MONTHS ENDED
                              FEBRUARY 28,        PERIOD ENDED        DECEMBER 31,                JUNE 30,
                          ----------------------  DECEMBER 31,   ------------------------  -----------------------
                             1994        1995       1995(1)         1996         1997         1997        1998
                          ----------  ----------  ------------   -----------  -----------  ----------  -----------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $   68,213  $   93,592   $  129,035    $   265,829  $   335,625  $  144,569  $   298,873
Cost of service.........     544,984      74,032      100,375        207,595      260,058     111,666      235,924
Conversion costs........       2,080       1,827        3,441          6,395        2,595         990        6,612
Selling, general and
 administrative.........      12,419      14,091       17,795         32,952       33,952      15,948       24,862
Depreciation and
 amortization...........       2,661       3,887        4,635          6,982       10,658       4,251       11,637
                          ----------  ----------   ----------    -----------  -----------  ----------  -----------
Operating income (loss).      (3,931)       (245)       2,789         11,905       28,362      11,714       19,838
Interest expense
 (income), net..........         211         968        1,959           (126)        (721)       (641)       1,138
Minority interest in
 income of subsidiary...         --          --           --             --           776         --         4,466
                          ----------  ----------   ----------    -----------  -----------  ----------  -----------
Income (loss) before
 provision for income
 taxes..................      (4,142)     (1,213)         830         12,031       28,307      12,355       14,234
Provision (benefit) for
 income taxes...........         --          --        (4,057)         4,764       10,922       4,794        5,267
                          ----------  ----------   ----------    -----------  -----------  ----------  -----------
Net income (loss).......  $   (4,142) $   (1,213)  $    4,887(2) $     7,267  $    17,385  $    7,561  $     8,967
                          ==========  ==========   ==========    ===========  ===========  ==========  ===========
Net income (loss) per
 common share(3)........         --   $    (0.13)  $     0.24    $      0.25  $      0.60  $     0.26        $0.29
Net income (loss) per
 common share assuming
 dilution(3)............         --   $    (0.13)  $     0.24    $      0.25  $      0.58  $     0.25        $0.28
                          ==========  ==========   ==========    ===========  ===========  ==========  ===========
Weighted average common
 shares outstanding(3)..         --       13,603       18,024         28,604       28,863      28,845       31,060
Weighted average common
 shares outstanding
 assuming dilution(3)...         --       13,603       18,024         28,604       30,116      29,941       32,269
                          ==========  ==========   ==========    ===========  ===========  ==========  ===========
OTHER DATA:
Merchant sales volume
 processed..............  $2,871,793  $4,131,071   $5,975,013    $11,925,126  $14,980,287  $6,441,151  $12,858,970
BALANCE SHEET DATA (AT
 PERIOD END):
Total assets............  $   26,437  $   47,823   $   61,001    $   107,705  $   170,528     121,861      339,873
Long-term debt and
 capital lease
 obligations, less
 current portion........       1,950      16,694       17,738            859       33,296         832       17,266
Total shareholders'
 equity.................      18,783      18,719       26,017         84,882      102,937      92,703      256,188

--------
(1) Revenues and net income for the 12 months ended December 31, 1995, were $147.8 million and $3.6 million, respectively.
(2) Reflects the reduction of valuation allowance against deferred taxes of $5.0 million, the benefits of which have been recognized in the provision for income taxes. See Note 4 to NOVA's Consolidated Financial Statements.
(3) Pro forma prior to May 8, 1996. See Note 11 to NOVA's Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 Overview

  NOVA's predecessor, NOVA Information Systems, Inc., was formed in February 1991 to provide sophisticated and cost-effective transaction processing and related services primarily to small- to medium-sized merchants by effectively employing the latest advances in transaction processing and telecommunications technology.

  Since inception, NOVA has invested significant capital to develop an integrated operating platform consisting of hardware, software and network architecture to process large volumes of card transactions. In addition, NOVA continues to develop the marketing, customer support and managerial expertise necessary to execute its business strategy. Through the fiscal year ended February 28, 1995, NOVA incurred losses, as the expenditures for the development of this infrastructure and the cost to convert purchased portfolios, combined with the cost of providing service, exceeded revenues from its merchant portfolio. NOVA's ongoing expansion of its merchant and customer base resulted in NOVA achieving profitability for the first time in the ten-month period ended December 31, 1995.

  NOVA has increased its merchant and customer base through a combination of its own marketing programs and through a series of merchant portfolio purchases, joint ventures and alliances that have produced significant additional revenue in each year since formation. Since its inception in 1991, NOVA has consummated 95 transactions consisting of 89 merchant portfolio purchases, three operating business acquisitions, two joint ventures and the First Union Alliance. Such transactions include the KeyBank Joint Venture, the MBNA portfolio purchase, the Firstar Joint Venture and the Crestar portfolio purchase discussed below under "Information Concerning NOVA--Business--Recent Transactions."

  NOVA expects these transactions to provide significant strategic and financial benefits, including: (i) enhanced distribution channels to facilitate growth of NOVA's processed transaction volume and the number of merchant locations served; (ii) further geographic diversification of NOVA's portfolio into additional regions of the United States; and (iii) economies of scale from substantial increases in transaction processing volume once the merchant accounts and other services are fully integrated into NOVA's operating platform. See "--Business of NOVA--Recent Transactions" below.

  Historically, NOVA has achieved savings through economies of scale and operating efficiencies derived from the conversion and integration of its purchased portfolios. The costs of these conversion activities are expensed as incurred. As a result of the Merger, the magnitude, scope, timing, duration and expense of the PMT Conversion, together with the ongoing conversion of the merchant portfolio associated with the KeyBank Joint Venture, will, in the aggregate, be greater than any conversion previously undertaken by NOVA. Failure to complete these conversions in accordance with management plans could have a material adverse effect on NOVA's financial condition and results of operations.

  NOVA changed its fiscal year end from the last day of February to December 31, effective December 31, 1995. Accordingly, the following discussion of results of operations includes a comparison of the year ended December 31, 1997 with the year ended December 31, 1996, and the year ended December 31, 1996 with the ten-month period ended December 31, 1995.

 Components of Revenues and Expenses

  Revenues. NOVA derives revenues principally from processing credit, charge and debit card transactions that are authorized and captured through the NOVA Network and through third-party networks prior to conversion. NOVA typically charges merchants for these card processing services at a bundled rate that is a percentage of the dollar amount of each transaction and, in some instances, additional fees per transaction. These charges, referred to as "discount fees," are individually negotiated with each merchant and, in the aggregate, represented approximately 92.2%, 94.6% and 93.7% of NOVA's revenues for the years ended December 31,

1997 and 1996 and the ten-month period ended December 31, 1995, respectively and 92.1% and 93.3% of NOVA's revenues for the six months ended June 30, 1998 and 1997, respectively. Certain of NOVA's merchant customers are charged a flat fee per transaction, while others are also charged miscellaneous fees, including fees assessed by NOVA for handling chargebacks, monthly minimums, equipment leases, rentals and sales, and other miscellaneous services. NOVA's revenues are reported net of amounts paid to ISOs and agent banks under revenue sharing agreements pursuant to which such parties receive payments based primarily on processing volume for particular groups of merchants.

  Expenses. Cost of service includes all costs directly attributable to NOVA's provision of services to its merchant customers. The most significant component of cost of service includes interchange and assessment fees, which are amounts charged by the credit card associations for clearing services, advertising and other expenses. Interchange and assessment fees are billed primarily as a percent of dollar volume processed and, to a lesser extent, as a per-transaction fee. Cost of service also includes charges paid to third parties for point-of-sale ("POS") network service (for merchant customers acquired but not yet converted to the NOVA Network), merchant accounting and settlement fees paid to third-party vendors, cost of equipment leased, rented or sold, NOVA Network costs and other operating expenses.

  Conversion costs include costs incurred to convert the acquired portfolios to the NOVA Network and operating systems. These costs include expenses related to reprogramming POS terminals at merchant locations, duplicate costs to process transactions prior to conversion, unfavorable contract payments for transaction authorizations and independent contractor fees.

  Selling, general and administrative expenses include salaries, commissions and benefits, travel and entertainment, telephone, and other operating costs of NOVA's operations and marketing centers and its corporate office.

  Depreciation and amortization are related to NOVA's capital expenditures, merchant portfolio purchases and business acquisitions. Depreciation of property and equipment is recognized on a straight-line basis over periods of three to seven years for equipment and 30 years for buildings. Merchant portfolio purchases result in the capitalization of merchant and customer contract values, which are amortized over ten years based upon NOVA's merchant attrition experience and projected revenue streams. Excess cost of businesses acquired is amortized over 30 years.

  Results of Operations

  The following table sets forth for the periods indicated the percentage of revenues represented by certain items on NOVA's consolidated statements of operations:

                                                                  SIX MONTHS
                                     TEN MONTH    YEAR ENDED      ENDED JUNE
                                    PERIOD ENDED DECEMBER 31,         30,
                                    DECEMBER 31, --------------   -------------
                                        1995      1996    1997    1997    1998
                                    ------------ ------  ------   -----   -----
   Revenues.......................     100.0 %    100.0%  100.0 % 100.0 % 100.0%
   Cost of service................      77.8       78.1    77.5    77.2    78.9
   Conversion costs...............       2.7        2.4     0.8     0.7     2.2
   Selling, general and adminis-
    trative.......................      13.8       12.4    10.1    11.0     8.3
   Depreciation and amortization..       3.6        2.6     3.2     2.9     3.9
   Operating income...............       2.2        4.5     8.4     8.1     6.6
   Interest (income) expense, net.       1.5        0.0    (0.2)   (0.4)    0.4
   Minority interest in income of
    subsidiary....................       --         --      0.2     --      1.5
   Income before provision for in-
    come taxes....................       0.6        4.5     8.4     8.5     4.8
   Provision (benefit) for income
    taxes.........................      (3.1)       1.8     3.2     3.3     1.8
   Net income.....................       3.8 %      2.7%    5.2 %   5.2 %   3.0%

  Six Months Ended June 30, 1998 Compared with Six Months Ended June 30, 1997

  Revenues. NOVA's revenues increased 112.1% to $165.6 million for the quarter ended June 30, 1998, compared to $78.0 million for the quarter ended June 30, 1997. For the first six months of 1998, NOVA reported revenues of $298.9 million, 106.7% higher than revenues of $144.6 million for the same period in 1997. For the three month period and the six month period ended June 30, 1998, respectively, the increases resulted primarily from 102.2% and 99.6% increases in merchant sales volume processed to $6.9 billion and $12.9 billion, respectively, compared to $3.4 billion and $6.4 billion, respectively, in the same periods of 1997. During the quarter ended June 30, 1998, increased revenues of $64.2 million and increased merchant sales volume processed of $2.7 billion are attributable to the portfolios purchased from Crestar in May 1997 and from MBNA America Bank, N.A. ("MBNA") in December 1997 and to NOVA's joint ventures with Firstar and KeyBank. For the six months ended June 30, 1998, increased revenues of $115.1 million and increased merchant sales volume processed of $4.9 billion are attributable to these same transactions.

  Cost of Service. Cost of service increased 119.1% to $130.6 million for the quarter ended June 30, 1998, compared to $59.6 million for the quarter ended June 30, 1997. For the six months ended June 30, 1998, cost of service increased 111.3% to $235.9 million from $111.7 million during the same period in 1997. The increase in cost of service is due primarily to the increase in merchant sales volume processed. The percentage increase is higher than the percentage increase in merchant sales volume processed primarily because a substantial portion of the volume from recent portfolio purchases and joint venture transactions has not been converted to NOVA's operating platform and is therefore being processed by higher cost third party vendors. An additional significant factor is an increase in the VISA and MasterCard interchange rate that went into effect on March 27, 1998. Since this rate increase was in effect during the entire second quarter, as compared to only four days in the first quarter, the effect on the comparison to the prior year is more pronounced for the three month period than the six month period.

  Conversion Costs. Conversion costs increased 305.8% to $2.0 million for the quarter ended June 30, 1998, compared to $499,000 for the quarter ended June 30, 1997. For the six month period ended June 30, 1998, conversion costs increased 567.9% to $6.6 million from $990,000 during the same period in 1997. Of these increases, $2.0 million ($1.3 million, net of tax) relates to a non-recurring charge for early termination of a merchant processing contract with a third-party processor. This charge was incurred during the first quarter of 1998. The remaining increases relate to the significance of conversion efforts currently underway as compared to 1997.

  Selling, General and Administrative. Selling, general and administrative expenses increased 59.3% to $13.7 million for the quarter ended June 30, 1998, compared to $8.6 million for the quarter ended June 30, 1997. During the six months ended June 30, 1998, such costs increased 55.9% to $24.9 million, compared to $15.9 million in the same period of 1997. These increases are attributable to the costs paid to sellers for operating and managing merchant portfolios during transition and an expanded sales force associated with marketing arrangements entered into in conjunction with recent portfolio purchases and joint venture transactions. In addition, during the three months ended June 30, 1998, NOVA experienced additional personnel and facilities costs in anticipation of assuming all operational and managerial functions for the KeyBank and MBNA portfolios effective July 1, 1998.

  Depreciation and Amortization. Depreciation and amortization increased 157.0% to $6.1 million for the quarter ended June 30, 1998, compared to $2.4 million for the quarter ended June 30, 1997 due to amortization expense associated with the recent portfolio purchases and joint ventures. These same factors account for the 173.7% increase, from $4.3 million to $11.6 million, for the six month period ended June 30, 1998 compared to the same period in 1997.

  Operating Income. For the foregoing reasons, operating income for the quarter and six months ended June 30, 1998 increased 88.2% and 69.4%, respectively, to $13.1 million and $19.8 million, respectively, compared to $7.0 million and $11.7 million, respectively, in the same periods of 1997.

  Interest Expense (Income)--Net. Net interest income decreased 91.0% to $27,000 for the quarter ended June 30, 1998 compared to net interest income of $299,000 for the same period in 1997. While NOVA had higher average cash and investments during the second quarter of 1998, outstanding debt balances were also higher, offsetting higher interest earnings. Although NOVA repaid outstanding borrowings under its credit facility using proceeds from the public offering in April 1998, interest charges continue to accrue on deferred portions of purchase obligations outstanding.

  Net interest income decreased $1.8 million for the six months ended June 30, 1998, resulting in net interest expense of $1.1 million compared to net interest income of $641,000 for the same period in 1997. The increase in interest expense resulted from bank borrowings outstanding until NOVA repaid the outstanding borrowings following the public offering in April 1998, as well as deferred purchase obligations. Bank borrowings were used primarily to purchase merchant portfolios and investments in joint venture transactions.

  Income Taxes. Income tax expense was recorded at an effective tax rate of 37.0% for the quarter and six months ended June 30, 1998. Income tax expense increased to $3.6 million for the quarter ended June 30, 1998 and $5.3 million for the six months ended June 30, 1998, compared to $2.9 million and $4.8 million, respectively, for the same periods in 1997. This increase resulted primarily from increased pre-tax income.

  Net Income. Due to the factors discussed above, net income increased 37.6% to $6.1 million for the quarter ended June 30, 1998, compared to $4.4 million for the quarter ended June 30, 1997. For the six months ended June 30, 1998, net income increased 18.6% to $9.0 million, from $7.6 million in the same period in 1997. Net income for the six month period ended June 30, 1998 reflected a $2.0 million ($1.3 million, net of tax) non-recurring charge for early termination of a merchant processing contract with a third-party processor. Prior to this charge, net income increased 35.2% to $10.2 million, due to the factors discussed above.

 Year Ended December 31, 1997 Compared with Year Ended December 31, 1996

  Revenues. Revenues increased 26.3% to $335.6 million for the year ended December 31, 1997, compared with $265.8 million in 1996. The increase resulted from a 25.6% increase in merchant sales volume processed to $15.0 billion for 1997, compared to $11.9 billion in 1996. Of these increases, $34.0 million in revenues and $1.5 billion in sales volume processed are attributable to the Firstar Joint Venture and the Crestar portfolio purchase, with the remainder resulting primarily from internal sales efforts and other bank marketing relationships.

  Cost of Service. Cost of service increased 25.3% to $260.1 million for the year ended December 31, 1997, compared with $207.6 million in 1996. The increase resulted from additional interchange and assessment fees and other operating costs associated with the higher volume of merchant sales. Cost of service as a percentage of revenues declined from 78.1% to 77.5%, reflecting continuing cost efficiencies. These cost efficiencies result from proportionately lower payments to third-party networks as fewer NOVA merchants utilize third-party networks and merchant accounting processors, as well as increased economies of scale.

  Conversion Costs. Conversion costs decreased 59.4% to $2.6 million for the year ended December 31, 1997, compared with $6.4 million in 1996. The decrease resulted primarily from the substantial completion of the conversion of the First Union portfolio in 1996.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 3.0% to $34.0 million for the year ended December 31, 1997, compared with $33.0 million for the same period in 1996. Higher expenses in 1997 resulted from the addition of personnel in NOVA's operations center to support the increased merchant sales volume processed. Additionally, sales and marketing expenses increased to support NOVA's growing number of merchants and bank marketing relationships. Selling, general and administrative expenses declined to 10.1% of revenues for the year ended December 31, 1997, compared with 12.4% in 1996, reflecting operational efficiencies.

  Depreciation and Amortization. Depreciation and amortization increased 52.6% to $10.7 million for the year ended December 31, 1997, compared with $7.0 million in 1996. This increase is attributable to increased depreciation from significant investments in NOVA's transaction processing network to expand capacity and additional amortization from merchant portfolio purchases.

  Operating Income. For the foregoing reasons, operating income for the year ended December 31, 1997, increased 138.3% to $28.4 million compared with $11.9 million for the same period in 1996.

  Interest Expense (Income)--Net. Net interest income increased to $721,000 for the year ended December 31, 1997, compared with $126,000 for the same period in 1996. This increase relates to lower average bank debt during 1997 than existed during 1996. NOVA used the net proceeds received from the initial public offering in May 1996 to reduce the bank debt. Further, interest income was generated from the investment of the remaining net proceeds of the offering and cash flow from operations.

  Income Taxes. Income tax expense was recorded at an effective tax rate of 38.6% in fiscal 1997. Income tax expense increased to $10.9 million for the year ended December 31, 1997, compared to $4.8 million for the same period in 1996. This increase resulted from increased pre-tax income.

  Net Income. Net income increased $10.1 million to $17.4 million for the year ended December 31, 1997, compared with net income of $7.3 million for the same period in 1996, due to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

  NOVA's primary uses of its capital resources include purchases of merchant portfolios, investments in joint ventures, capital expenditures and working capital.

  Net cash provided by operating activities was $25.6 million for the six months ended June 30, 1998, as compared to $7.8 million for the six months ended June 30, 1997.

  Net cash used in investing activities was $46.7 million for the six months ended June 30, 1998, as compared to $28.1 million for the six months ended June 30, 1997. Cash used in purchases of merchant portfolios and investments in joint ventures totaled $26.4 million for the six month period in 1998, as compared to $22.3 million during the same period in 1997. Capital equipment purchases increase approximately $14.5 million to $20.3 million during the six months ended June 30, 1998 as compared to 1997 levels. Major expenditures during the first six months of 1998 include computer and software investments to increase capacity and enhance services, including the development of internal merchant processing systems provided by the NOVA Network and the purchase, remodeling and equipping of approximately 80,000 square feet for expanded operating facilities necessary to accommodate NOVA's growth. NOVA anticipates that it will incur approximately $13.0 million in additional capital expenditures during the remainder of fiscal 1998 for additional operating facilities and for the expansion of NOVA's information systems.

  The above investments were funded primarily from the net cash flow from financing activities, which totaled $112.4 million during the six months ended June 30, 1998, as compared to $230,000 for the same period in 1997. Cash flows from financing activities included $144.3 million in net proceeds received from NOVA's public offering in April 1998 and, prior to the offering, $21.1 million in borrowings under credit facilities with banks. Subsequent to the public offering, NOVA used $53.1 million to repay all amounts outstanding under its bank credit facilities.

  NOVA typically has relatively low working capital requirements because discount fees charged to merchants are collected in an average of 15 days, while normal payables are paid in 30 days. In addition, increasing acquisition activity may cause variations in working capital due to conversion-period operating costs and the transition in the payment of expenses and the collection of receivables from a former processor to NOVA. Because of the seasonality of NOVA's business, capital requirements may be greater in certain amounts.

  At June 30, 1998, NOVA had cash and cash equivalents of $92.0 million. NOVA expects that existing cash and cash equivalents, as well as cash generated from operations, are sufficient to satisfy existing purchase obligations relating to completed acquisitions, to purchase merchant portfolios and to enter joint ventures and alliances in the ordinary course of business, to fund capital expenditures and to meet working capital requirements.

  NOVA must address Year 2000 compliance for POS merchant activity, internal operating systems and suppliers and vendors. In June 1997, NOVA was certified by VISA U.S.A. and MasterCard International as capable of processing transactions for cards issued with expiration dates of 2000 and beyond. Management believes that all of NOVA's customers have been upgraded with compliant transaction processing software, and that the NOVA Network can accommodate the Year 2000.

  NOVA has developed a plan in an effort to ensure all internal systems are compliant with the Year 2000. These efforts are underway and are scheduled to be completed by year end 1998. NOVA's significant outside vendors and suppliers also are scheduled to be Year 2000 compliant by year end 1998. However, while NOVA believes its planning efforts are adequate to address its Year 2000 concerns, there can be no guarantee that the systems of other companies on which NOVA's systems and operations rely will be properly converted on a timely basis and will not have a material effect on NOVA. It is assumed that should any vendor not be compliant by January 1, 1999, NOVA will have sufficient time to engage an alternative vendor which is compliant. The cost of Year 2000 initiatives has not been and is not expected to be material to NOVA's results of operations or financial position.

BUSINESS OF NOVA

  NOVA is an integrated provider of transaction processing services, related software application products and value-added services primarily to small- to medium-sized merchants. NOVA provides transaction processing support for all major credit and charge cards, including VISA, MasterCard, American Express, Discover, Diner's Club and JCB, and also provides access to debit card processing and check verification services. On a pro forma basis giving effect to the recent transactions discussed below, the aggregate dollar volume of VISA and MasterCard transactions processed by NOVA in 1997 would have been over $24.0 billion.

  NOVA provides merchants with a broad range of transaction processing services, including authorizing card transactions at the POS, capturing and transmitting transaction data, effecting the settlement of payments and assisting merchants in resolving billing disputes with their customers. In addition, NOVA has developed several software applications that can be delivered to its customers and updated via the NOVA Network. The NOVA Network was developed in conjunction with WorldCom and is the principal conduit through which NOVA provides its services. The capabilities of the NOVA Network result in rapid response time and its substantial bandwidth facilitates the delivery of sophisticated value-added services. NOVA's ability to effectively employ technology, together with the capabilities of the NOVA Network, allow NOVA to respond quickly and effectively to the changing and diverse needs of its merchant customers.

 Recent Transactions

  NOVA consummated three significant transactions in 1997 and a fourth in January 1998, which in the aggregate would have added approximately $10.9 billion of transaction processing volume to the NOVA Network if the transactions had been consummated at the beginning of 1997. The transactions collectively represent increases of 91.4% over fiscal 1996 transaction processing volume of $11.9 billion. The aggregate maximum consideration paid or to be paid by NOVA in connection with these four transactions is approximately $140.1 million. NOVA also consummated 16 community bank transactions in 1997, for an aggregate purchase price of approximately $10.0 million and which, in the aggregate, represent approximately $774.0 million of transaction processing volume. During 1998, NOVA consummated five community bank transactions for an aggregate purchase price of approximately $12.5 million and which, in the aggregate, represented approximately $1 billion in transaction processing volume.

  KeyBank Joint Venture. On January 21, 1998, NOVA consummated the KeyBank Joint Venture with KeyBank pursuant to which NOVA and KeyBank formed Key Merchant Services, a Delaware limited liability company jointly owned and operated by Key Payment Services, Inc., a wholly-owned subsidiary of KeyBank, and NOVA. In connection with the KeyBank Joint Venture, KeyBank, Key Payment Services and POS Sales and Services, Inc., a wholly-owned subsidiary of KeyBank, contributed substantially all of their then existing bankcard payment processing contracts (representing approximately $5.1 billion in annualized credit and debit card volume) to Key Merchant Services. NOVA purchased a 51% interest in Key Merchant Services from KeyBank and POS Sales and Services.

  Key Merchant Services has an initial operating term expiring in January 2005 with automatic three-year extensions unless either Key Payment Services or NOVA, as the sole members of Key Merchant Services, gives notice of termination at least 12 months prior to a scheduled expiration date. Although certain authority is reserved exclusively in a Management Committee, a Manager, who is a designated employee of NOVA, has the power and authority to make decisions and take actions on behalf of Key Merchant Services in connection with its day-to-day operation and management in the ordinary course of business. The Management Committee is comprised of five persons, with two members selected by Key Payment Services and three members selected by NOVA. NOVA also provides to Key Merchant Services transaction processing and other services for which NOVA receives compensation. Key Merchant Services markets transaction processing services with its own employees throughout the United States. Further, KeyBank markets and promotes, on an exclusive basis, transaction processing services on behalf of Key Merchant Services through KeyBank's bank branch locations. KeyBank and its affiliate banks also agreed to provide certain other services, including clearing and settlement services, to Key Merchant Services for which KeyBank will receive compensation.

  Upon termination or expiration of the KeyBank Joint Venture, either KeyBank or NOVA, depending on the circumstances of such termination or expiration, may elect to purchase the other party's interest in Key Merchant Services at "fair market value" determined pursuant to the terms of the KeyBank Joint Venture.

  In connection with the formation of Key Merchant Services, NOVA has undertaken the conversion of merchant processing to NOVA's operating platform. In addition to NOVA's normal conversion related expenses, NOVA accrued a non-recurring charge of approximately $1.3 million, net of tax, in the first quarter of 1998 principally to account for early termination of a contract for merchant processing with a third party processor.

  MBNA Portfolio. On December 30, 1997, NOVA consummated a transaction with MBNA pursuant to which NOVA purchased substantially all of MBNA's merchant portfolio. In connection with the MBNA transaction, MBNA has agreed to cooperate with NOVA in marketing NOVA's merchant transaction processing services and to refer exclusively to NOVA all merchants, trade associations, financial institutions, ISOs and other organizations that request or evidence an interest in merchant transaction processing services. NOVA, among other things, is required to pay to MBNA a fee for each merchant that enters into a merchant transaction processing contract with NOVA as a result of any such referral. In conjunction with the MBNA transaction, NOVA agreed to pay to MBNA a percentage of the portfolio's net revenues. NOVA's marketing agreement with MBNA has an initial term of ten years (i.e., through December 31, 2007) subject to automatic two year extensions unless either party gives notice of termination at least 75 days prior to an expiration date. NOVA estimates that the MBNA portfolio will add approximately $1.0 billion in annualized credit and debit card transaction processing volume.

  Firstar Joint Venture. Effective on October 31, 1997, NOVA consummated the Firstar Joint Venture with Firstar and Firstar Milwaukee, each of which are subsidiaries of Firstar Corporation, pursuant to which NOVA and Firstar jointly own and operate Elan Merchant Services, a newly formed Wisconsin limited liability company. In connection with the Firstar Joint Venture, Firstar, Firstar Milwaukee and the other banking affiliates of Firstar contributed substantially all of their then existing bankcard payment processing contracts (representing approximately $3.0 billion in annualized credit and debit card volume) to Elan Merchant Services in return for a 49% equity interest in Elan Merchant Services, and NOVA purchased a 51% equity interest in Elan Merchant Services.

  Elan Merchant Services has an initial term expiring on August 31, 2008, with automatic one year extensions unless either Firstar or NOVA, as the sole members of Elan Merchant Services, gives notice of termination at least six months prior to a scheduled expiration date. Although certain powers are reserved exclusively in a Management Committee, NOVA, as Manager of Elan Merchant Services, has the power and authority to make decisions and take actions on behalf of Elan Merchant Services in connection with its day-to-day operation and management in the ordinary course of business. The Management Committee is comprised of four persons, with two members selected by each of Firstar and NOVA. Elan Merchant Services pays NOVA an annual fee for its managerial services. NOVA also provides to Elan Merchant Services transaction processing and other services for which NOVA receives compensation. Firstar will market and promote, on an exclusive basis, transaction processing services on behalf of Elan Merchant Services directly and through a network of over 850 correspondent financial institutions. Elan Merchant Services, among other things, is required to pay Firstar a fee for each merchant that enters into a merchant transaction processing contract with Elan Merchant Services as a result of any such referral, including a fixed percentage of sales volume the referred merchant processes through NOVA. Firstar and its affiliate banks also agreed to provide certain other services, including clearing and settlement services, to Elan Merchant Services, for which Firstar receives compensation.

  Upon termination or expiration of the Firstar Joint Venture, either Firstar or NOVA, depending on the circumstances of such termination or expiration, may elect to purchase the other party's interest in Elan Merchant Services at the "fair market value" determined through negotiations between the parties at the time of termination. If Firstar and NOVA are unable to mutually agree upon the "fair market value," an independent appraiser shall make such determination.

  Firstar Corporation, the parent of Firstar, recently announced that it had agreed to merge with Star Banc Corporation. While management does not believe that the proposed merger, if consummated, will have a material adverse effect on NOVA's relationship with Firstar or the expected strategic and financial benefits derived from such relationship, there can be no assurance that the resulting entity in such merger will support NOVA's relationship with Firstar in the same manner and to the same degree as Firstar.

  Crestar Portfolio. On May 29, 1997, NOVA consummated a transaction with Crestar pursuant to which NOVA purchased substantially all of Crestar's merchant portfolio. Crestar has agreed that for an initial term expiring May 1, 2002 (subject to automatic two year extensions unless either party gives notice of termination at least 180 days prior to an expiration date), Crestar will cooperate with NOVA in marketing NOVA's merchant transaction processing services and refer exclusively to NOVA all merchants, financial institutions, ISOs and other organizations that request or evidence an interest in merchant transaction processing services. NOVA, among other things, is required to pay Crestar a fee for each such referral, including a fixed percentage of sales volume the referred merchant processes through NOVA.

  NOVA estimates that the Crestar portfolio will add approximately $1.8 billion in annualized credit and debit card transaction processing volume. Crestar's 500 branch locations will offer NOVA's transaction processing services thereby expanding NOVA's distribution network.

  NOVA expects each of these transactions to provide significant strategic and financial benefits, including: (i) enhanced distribution channels to facilitate growth of NOVA's processed transaction volume and number of merchant locations served; (ii) further geographic diversification of NOVA's merchant portfolio into additional regions of the United States; and (iii) economies of scale from substantial increases in transaction processing volume once the merchant accounts and other services are fully integrated into NOVA's operating platform.

  Crestar Financial Corporation, the parent of Crestar, recently announced that it had agreed to merge with SunTrust Banks, Inc. While management does not believe that the proposed merger, if consummated, will have a material adverse effect on NOVA's relationship with Crestar or the expected strategic and financial benefits derived from such relationship, there can be no assurance that the resulting entity in such merger will support NOVA's relationship with Crestar in the same manner and to the same degree as Crestar.

 Industry Overview

  The transaction processing industry provides merchants with credit, charge and debit card and other payment processing services, as well as related information services. This industry has grown rapidly in recent years as a result of wider merchant acceptance and increased consumer use of such cards, and advances in transaction processing and telecommunications technology. These factors, together with the efficiencies derived from economies of scale, are causing the consolidation of transaction processing providers and the availability of more sophisticated products and services to all merchant customers.

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  Increased Growth in Card Use. The proliferation in the uses and types of credit, charge and debit cards, rapid technological advances in transaction processing and financial incentives offered by credit card associations and issuers have contributed greatly to wider merchant acceptance and increased consumer use of such cards. For example, industry sources indicate that for the five years ended December 31, 1996, charge volume of VISA and MasterCard credit cards grew at a compounded annual growth rate of approximately 18.7%. The growth in charge volume and the increase in the acceptance of credit cards are expected to continue as consumers expand their use of such cards as an alternative to cash and checks. VISA and MasterCard charge volume is projected to exceed $1.0 trillion by the year 2000 (The Nilson Report--September 1996).

  Technology. Rapid technological advances in transaction processing, particularly the transition from paper-based to electronic processing, have contributed greatly to wider merchant acceptance and increased consumer use of such cards. Electronic processing provides greater convenience to merchants and consumers, reduces fees charged to merchants, and facilitates faster and more accurate settlement of payments. According to industry sources, approximately 87% of the dollar volume of credit card transactions was processed electronically or by voice automation in 1995, up from approximately 77% in 1990. Increased card acceptance and usage, coupled with technological advances in electronic processing, have created an opportunity for service providers to offer a variety of sophisticated processing and information services to merchants.

  Specifically, advances in less costly, scalable and networked computer systems, including distributed client/server architecture and relational database management systems, afford transaction processors greatly improved flexibility and responsiveness in providing customer service and applications. In addition, the use of fiber optic cables and advanced switching technology in telecommunications networks and competition among long-distance carriers further enhance the ability of processors to provide faster and more reliable service at lower per-transaction costs than previously possible.

  Advances in personal computer ("PC") and POS terminal technology have increasingly allowed access to a greater array and level of sophisticated services at the POS and contributed to the demand for such services. In addition, more sophisticated uses of integrated cash registers and networked systems at the merchant site create further demand for comparably advanced and sophisticated products and services accessible at the POS. These trends have created the opportunity for transaction processors to leverage technologies by developing business management and other software application products and services.

  Segmentation of Merchants and Service Providers. The transaction processing industry is characterized by a small number of large transaction processors that focus on servicing large merchants and by many smaller transaction processors that provide a limited range of services to small- to medium-sized merchants. Large merchants (i.e. those with multiple locations and high volumes of card transactions) typically demand and receive the full range of transaction processing services as well as customized information services at low per-transaction costs. By contrast, small- to medium-sized merchants historically have not been offered the same level of services as large merchants and have incurred relatively higher per-transaction costs. The growth in card transactions and the transition from paper-based to electronic transaction processing have, however, caused small- to medium-sized merchants increasingly to demand sophisticated transaction processing and information services similar to those provided to large merchants.

  Transaction processing services are marketed and sold to small- to medium-sized merchants primarily by community and regional banks and ISOs that outsource all or a portion of the transaction processing services they offer. It is difficult, however, for banks and ISOs to customize transaction processing services for the small- to medium-sized merchant on a cost-effective basis or to provide sophisticated value-added services. Accordingly, the services provided to small- to medium-sized merchants historically have been characterized by basic transaction processing without the availability of the more sophisticated processing, information-based services or customer service offered to large merchants.

  Consolidation. The transaction processing industry has undergone rapid consolidation over the last several years. The costs to convert from paper-based to electronic processing, merchant requirements for improved

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customer service, and the demands for additional customer applications have made it difficult for community and regional banks and ISOs to remain competitive. Many of these providers are unwilling or unable to invest the capital required to meet these evolving demands, and are increasingly exiting the transaction processing business or otherwise seeking alliance partners to provide transaction processing for their customers. Despite this ongoing consolidation, the industry remains fragmented with respect to the number of entities providing merchant services. Industry sources indicate that in 1997, although the ten largest bankcard processors accounted for approximately 85% of the total charge volume processed and the largest single processor accounted for approximately 38% of the total volume, there were several hundred additional registered service providers marketing and selling transaction processing services to merchants. Management believes that these factors will result in continuing industry consolidation opportunities over the next several years.

 Merchant Services Provided by NOVA

  Authorization Services. NOVA provides electronic transaction authorization services for all major credit and charge cards. Authorization generally involves approving a cardholder's purchase at the POS after verifying that the card is not lost or stolen and that the purchase amount is within the cardholder's credit or account limit. The electronic authorization process for a credit card transaction begins when the merchant "swipes" the card through its POS terminal and enters the dollar amount of the purchase. After capturing the data, the POS terminal transmits the authorization request via the NOVA Network to NOVA's switching center, where the data is routed to the appropriate credit card association for authorization. The transaction is approved or declined by the credit card association, and the response is transmitted back to NOVA's switching center, where it is routed to the appropriate merchant.

  Data Capture and Reporting Services. At the time of authorization, data relating to the transaction, such as the purchase price and card number, is recorded electronically both at the merchant's POS terminal and by NOVA. This redundancy maximizes accurate transaction reconciliation with each merchant and protects against potential loss of data. On a periodic basis throughout the day, the merchant aggregates and organizes this transaction data, using a software application that NOVA has programmed into the merchant's POS terminal, and transmits this information to NOVA where it is organized into two files. One file is transmitted to either Vital Processing Services or Mellon Bank for merchant accounting as described below. The other file is maintained by NOVA in its database to allow NOVA to run its proprietary fraud detection software program against each of the day's transactions processed via the NOVA Network. This information also allows NOVA to provide merchants with information services such as specialized management reports and to assist in its other customer service operations. Merchants can access this archived information through customer service representatives or through applications such as NOVA ACS and NOVA Perks which allow the merchant direct access to NOVA's database through a PC.

  Settlement, Accounting and Clearing Services. Merchant accounting services are performed on NOVA's behalf by Vital Processing Services and Mellon Bank, with each of NOVA's merchant customers assigned to one of these processors. No less often than once each day, NOVA forwards to Vital Processing Services and Mellon Bank, respectively, transaction data regarding NOVA's merchant customers. Vital Processing Services and Mellon Bank reorganize and accumulate this data on a merchant-by-merchant and card issuer-by-card issuer basis and forward this data to the credit card associations for ultimate payment. On a monthly basis, Vital Processing Services and Mellon Bank send statements to NOVA's merchant customers for whom they provide settlement and accounting services, detailing the previous month's transaction activity.

  Through each of Regions Bank, Bank of the West, Mellon Bank, Firstar, KeyBank and FUNB, which serve as member clearing banks for NOVA, NOVA is registered with VISA and MasterCard as a certified processor and member service provider. NOVA's clearing banks receive payment for merchant transactions from credit card associations (net of fees payable to the credit card associations and card issuing banks), from which the clearing banks remit payment to the merchant for the gross amount of the merchant's transactions. Once each month, NOVA collects applicable merchant discount and other fees from each merchant for transactions effected and services provided during the preceding month.

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  Chargeback Services. In the event of a billing dispute between a cardholder and a merchant, NOVA assists the merchant in investigating and resolving the dispute. These billing disputes include, among others: (i) nonreceipt of merchandise or services; (ii) unauthorized use of a credit card; and (iii) general disputes between a customer and a merchant as to the quality of the goods purchased or the services rendered by that merchant. NOVA provides a sophisticated chargeback control system for its merchants that includes actively prescreening disputes and the use of proprietary software programs to automate chargeback controls. These chargeback control systems are designed to reduce the time and expense that NOVA and merchants spend on cardholder requests for chargebacks. In the event a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, the transaction is "charged back" to the merchant and that amount is credited or otherwise refunded to the cardholder. If NOVA or its clearing banks are unable to collect such amounts from the merchant's account, and if the merchant refuses or is unable due to bankruptcy or other reasons to reimburse NOVA for the chargeback, NOVA bears the loss for the amount of the refund paid to the cardholder.

  Customer Service and Support. NOVA provides its merchant customers with a variety of customer services and support. These services include leasing, renting or selling POS terminals, downloading software application products and services to POS terminals, maintaining POS terminals, and customizing software for merchant applications. In addition, NOVA maintains a 24-hours-a-day, seven-days-a-week helpline staffed by full-time customer service representatives.

 Technology

  One of NOVA's principal strategies is to maximize the benefits of available technologies to deliver transaction processing and related software application products and services on a cost-effective basis. Accordingly, NOVA regularly uses and adapts technologies developed for applications outside the transaction processing industry. In particular, technologies developed for networked PCs and the telecommunications market have been important to the NOVA Network and NOVA's service capabilities.

  NOVA exercises significant control over the development and enhancement of the combination of hardware, software and network services that comprise NOVA's transaction processing and information delivery system. This provides NOVA with greater control over the functionality, quality, reliability, cost and efficiency of its transaction processing services and related software application products and services.

  The NOVA Network. The NOVA Network, developed in conjunction with WorldCom, is NOVA's proprietary telecommunications network and the principal conduit through which NOVA provides its services. The design of the NOVA Network provides efficient switching capabilities, resulting in rapid response time for transaction authorizations. Fiber optic communications are employed throughout the NOVA Network, providing the substantial bandwidth capable of supporting sophisticated value-added services. In working with WorldCom, NOVA was able to design a network specifically tailored to the services NOVA desired to provide, the equipment NOVA intended to use in providing those services, and the functionality those services were designed to achieve. As customer needs change and as technology improves, management believes that it will be able to adapt and customize the NOVA Network as necessary to achieve the functionality it desires. Pursuant to its agreement with NOVA, WorldCom provides long-distance and local telecommunication access, as well as technical support, to NOVA in connection with the NOVA Network. This agreement was renegotiated recently and expires July 1, 2001, subject to earlier termination by NOVA in the event of quality deficiencies in WorldCom's service.

  The NOVA Network is the result of combining WorldCom's Common Channel Signaling Specification Number Seven, commonly referred to as an "SS7" switching system, with the use of advanced Integrated Services Digital Network ("ISDN") and Non-Facilities Associated Signaling ("NFAS") features. SS7 is a high-speed call-switching technology utilized in telecommunications networks and originally intended only for carrier-to-carrier use, such as a regional phone company switching long-distance calls to WorldCom for transmission, as opposed to use by end-users such as NOVA and its merchants. With the use of ISDN technology, however, end-users such as NOVA can utilize an SS7 switching system without sacrificing any of the enhanced

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performance attributes derived from SS7 technology. Although significant hardware and software obstacles currently are inherent to end-user utilization of an SS7 switching system, NOVA developed a proprietary ISDN interface enabling it effectively to employ SS7 technology as part of the NOVA Network. Further, the NFAS features of the NOVA Network allow for a greater portability of the NOVA Network to long-distance and local telecommunications access providers other than WorldCom, which would reduce NOVA's historical dependence on WorldCom. NOVA has developed and tested a network interface with AT&T and management believes that, if necessary or convenient, NOVA could utilize the telecommunications access of AT&T in connection with the NOVA Network. Management believes that transferring the NOVA Network to AT&T, or another telecommunications access provider, can be accomplished without sacrificing any significant performance or operational attributes of the NOVA Network, although such a transfer may increase NOVA's expenses for network services.

  The reliability of the NOVA Network is enhanced by the backup service provided by AT&T. The existence and maintenance of this backup system, which is designed so that no single element is shared with the principal WorldCom system, enhances NOVA's ability to provide a high level of reliability in its network service. Through an agreement with Electronic Data Systems Corporation, NOVA maintains a voice authorization backup system. This backup system allows merchants to receive voice authorization of transactions in the event of a POS terminal malfunction, network outage or other similar circumstances.

  Software Development for POS Terminals and PCs. NOVA is continuously developing new software applications for POS terminals and PCs in an effort to improve existing and create additional product and service offerings. This software development capability is critical to NOVA's ability to respond flexibly to changing customer needs and improving technologies. Most of the POS terminals utilized by NOVA's merchant customers have been programmed by NOVA with specific applications. By programming POS terminals, NOVA can avoid the limitations of the preexisting applications programmed into POS terminals, which are designed for broad applicability to a wide range of users, and can provide its merchant customers with specifically tailored applications at an increased level of functionality. Distribution of software application products designed for use through POS terminals generally is accomplished by downloading such applications over the NOVA Network, enabling a merchant to utilize NOVA's products and services quickly and inexpensively.

  As the use of PCs by merchants grows, and as merchants continue to move toward fully-integrated cash registers and payment systems, NOVA continues its efforts to extend its POS terminal software application product and service offerings to PCs. For instance, NOVA ACS, NOVA Perks, PC Transact It, and NOVA Shadow Pay are PC-based applications, and NOVA intends to expand the number of its products and services available for PC use or that otherwise allow the POS terminal to interface with a PC. While merchant use of such products and services currently is limited, and there can be no assurance that such products and services will be widely accepted, NOVA expects such use to increase. Further, the terms of the First Union Alliance provide that, when feasible, NOVA will assist First Union in developing new products or services relating to transaction processing or in otherwise supporting new business ventures. NOVA and First Union are actively pursuing initiatives relating to transaction processing via the Internet and procurement and purchasing cards, and management believes that these and other efforts may result in the development of additional software application products and value-added services.

  NOVA actively encourages third party software developers to write applications to NOVA's specifications and network protocols. These applications, once certified by NOVA, allow integration of NOVA's transaction processing services with the business management software created by such developers for use at the merchant's POS. These developers often function as value-added resellers ("VARs") for NOVA as they frequently market their business management software in connection with NOVA's services. For example, Squirrel Restaurant Products ("Squirrel"), one of the leading VARs, provides software applications to accommodate the specialized business management needs of the restaurant industry. Squirrel, in cooperation with NOVA, has modified its software to allow full integration of NOVA's transaction processing services. In this way, VARs such as Squirrel

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indirectly perform a marketing function for NOVA since their software is often offered on a fully-integrated basis with NOVA's transaction processing services, creating additional opportunities for NOVA to reach small- to medium-sized merchants. NOVA has certified in excess of 30 third party software developers, including IC Verify, Aluim Payment Groups, Southern DataCom, Inc., Datacap, Inc. and Smokey Mountain Systems.

  Use of Networked Systems for Customer Service. The information access and retrieval capabilities of networked systems, where real-time information is available to any of NOVA's customer service representatives, allow NOVA to provide a level of customer service and support to small- to medium-sized merchants previously available only to much larger merchants. For example, any of NOVA's customer service representatives may access, on a real-time basis, all of the relevant information pertaining to any particular merchant that may call and ask for assistance. NOVA also recently implemented an on-line informational database that provides NOVA's customer services representatives user-friendly access to an array of additional information relative to NOVA's services, products and systems, which often allows NOVA to more quickly and effectively resolve customer service inquiries. In addition to their customer service capabilities, NOVA's networked systems are highly automated and require minimal staffing, which allows NOVA to contain costs and achieve greater operating efficiencies.

  Year 2000 Updates. NOVA must address Year 2000 compliance for POS merchant activity, internal operating systems and suppliers and vendors. In June 1997, NOVA was certified by VISA U.S.A. and MasterCard International as capable of processing transactions for cards issued with expiration dates of 2000 and beyond. Management believes that all of NOVA's customers have been upgraded with compliant transaction processing software, and NOVA's network and switch can accommodate the Year 2000.

  NOVA has developed a plan in an effort to ensure all internal systems are compliant with the Year 2000. These efforts are underway and are scheduled to be completed by year end 1998. NOVA's significant outside vendors and suppliers also are scheduled to be Year 2000 compliant by year end 1998. However, while NOVA believes its planning efforts are adequate to address its Year 2000 concerns, there can be no guarantee that the systems of other companies on which NOVA's systems and operations rely will be properly converted on a timely basis and will not have a material effect on NOVA. It is assumed that should any vendor not be compliant by January 1, 1999, NOVA will have sufficient time to engage an alternative vendor which is compliant. The cost of Year 2000 initiatives has not been and is not expected to be material to NOVA's results of operations or financial position.

 Software Application Products and Value-Added Services

  In addition to card transaction processing, NOVA offers related software application products and value-added services to its merchant customers. These products and services are designed to run on existing POS terminals and DOS- and Windows-based PCs. Offering a broad range of products and services historically unavailable to small- to medium-sized merchants is an integral part of NOVA's strategy of focusing on these merchants and differentiating itself among the banks and ISOs serving this market segment. Management believes that the quality and reliability of its products and services enhance NOVA's ability to attract and retain merchant customers.

  NOVA currently offers a variety of software application products and value-added services, including the following core products and services that are basic to the NOVA Network:

  Encompass. Encompass is the latest generation of NOVA's user interface. NOVA presently provides Encompass to all new merchant customers, and generally charges a one-time fee to upgrade existing merchants to Encompass. In addition to NOVA's core transaction processing services, Encompass enables merchants to access NOVA's software application products and value-added services, including those described below. Encompass also allows the merchant to access other business management applications, including customized end-of-day processing (allowing, for instance, the performance by the merchant of daily audit functions) and other review and reporting features (e.g., summary report generation). Designed as a flexible "modular" system, Encompass allows the merchant to add features and capability as its business needs evolve.

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  NOVA Shadow Pay. NOVA Shadow Pay, introduced by NOVA in February 1996, addresses the increasing use by merchants of integrated and modem-enabled cash registers and PCs. NOVA Shadow Pay eliminates the necessity of a traditional, stand-alone POS terminal. Typically, merchants accepting cards for payment key-in or input transaction data at their cash register and then key-in certain redundant transaction data to their POS terminal for authorization and processing. This redundant keying of data increases both the probability of human error as well as the amount of time it takes a merchant to process a transaction. NOVA Shadow Pay is a PC application that allows the merchant's modem-enabled cash register or PC to capture the transaction data that is keyed or otherwise input into the cash register or PC, and transmits such data for authorization and processing, eliminating both the need for a stand-alone POS terminal and the redundant keying of transaction data associated therewith. In addition, NOVA Shadow Pay provides the merchant access to certain review and reporting features allowing, for instance, the merchant to more easily reconcile transaction activity for any given period with the data captured and stored by the merchant's cash register or PC. NOVA charges a one-time license fee for access to NOVA Shadow Pay.

  Mass Transact and PC Transact It. Mass Transact is a mainframe-to-mainframe transaction processing application that NOVA developed specifically for businesses utilizing mainframe technology and processing large numbers of credit card transactions on a batch basis. A merchant using Mass Transact (typically one that accepts a large number of credit card transactions by telephone or mail) assembles a batch file of transactions and the merchant's mainframe transmits that information to NOVA for processing. Insurance companies and magazine publishers, each of which process large numbers of transactions for recurring payments such as insurance premiums and subscription renewals, respectively, are examples of the type of merchant customers who currently utilize Mass Transact. PC Transact It is a similar application that allows PCs, rather than mainframes, to process transactions on a batch basis. Merchants who subscribe to Mass Transact or PC Transact It pay a one-time license fee and a percentage of the dollar amount of each transaction processed.

  InnResponse and NOVALodge. InnResponse and NOVALodge are transaction processing applications designed to address the special needs of the hospitality industry. InnResponse is a PC-based lodging solution for small hotels and motels and tracks check-in and check-out data by portfolio. NOVALodge is a PC-based application for larger hospitality facilities and accommodates multiple terminals at a front desk as well as multiple on-site locations such as restaurants, gift shops or golf facilities. Enhanced reporting provides totals and allows sorting by terminal or location.

  Gratuit. Gratuit is a transaction processing application designed specifically for use by restaurants. Gratuit tracks server data and includes "tip" capability and enhanced reporting capabilities. Similar to Encompass, Gratuit software integrates a time clock into the software as well as a frequent diner program.

  In addition to NOVA's core products and services, NOVA offers the following value-added software applications and services:

  NOVA ACS. NOVA ACS (Automated Customer Service) is a PC-based system that allows NOVA's bank alliance and ISO partners access to NOVA's databases in order to track and compile the transaction processing activity of their respective merchant customers. NOVA ACS also is utilized by NOVA's merchant customers to access NOVA's databases to track and compile information regarding their own transaction activity. Through such access and related information retrieval capabilities, NOVA ACS expands greatly the banks', ISOs' and merchants' ability to design and obtain customized informational reports and, in the case of banks and ISOs, to perform for their merchant customers a variety of customer service related activities. NOVA ACS 2.5, which was introduced in 1997, incorporates retrieval and chargeback information as well as on-line statements. These enhancements give the ISO, bank or merchant the opportunity to retrieve information on-line.

  SCAN Check Verification Services. Through an agreement with Deluxe Payment Protection Systems, Inc. ("DPPS"), doing business as SCAN, NOVA offers check verification services to its customers. Specifically,

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NOVA can provide its customers with direct access via the NOVA Network to the
SCAN database managed by DPPS. The SCAN database is composed of information relating to checks returned to subscribers of the SCAN database for insufficient funds. This access allows merchants to compare the information included in the database against any check presented to the merchant for payment. This service is accessible to the merchant through the merchant's POS terminal and was introduced in May 1995, with significant telemarketing of SCAN to existing NOVA merchants commencing in January 1996. Merchants pay per-transaction fees for access to such service.

  In March 1997, NOVA entered into an additional agreement with DPPS pursuant to which DPPS agreed to refer to NOVA prospective merchants for credit, charge and debit card processing.

  Cellular Digital Packet Data. The use of Cellular Digital Packet Data ("CDPD"), marketed under the name "Traverse," allows NOVA to process transactions utilizing cellular airwaves, as opposed to traditional phone lines, enabling wireless transaction authorization and processing. NOVA currently has agreements with AT&T Wireless Services, GTE and Bell Atlantic NYNEX Mobile to provide cellular transmission services. CDPD enables transaction authorization and processing in environments where traditional phone lines are unavailable, inconvenient and/or prohibitively expensive, affording merchants increased flexibility, mobility and security in processing card transactions. Further, CDPD will allow merchants that have relied on paper-based processing, where the ability to check if a card is stolen or credit limits exceeded is generally unavailable or inconvenient, to convert to electronic processing. In so doing, such merchants can also avoid the higher rates imposed by each of VISA and MasterCard for paper-based transactions.

  NOVA WEBWAY. Through an agreement with Harbinger Corporation, NOVA offers Internet services to merchant customers. NOVA WEBWAY is software designed to allow small- to medium-sized merchants the opportunity to build a functional commerce-ready web-site complete with up to a 99-page catalog. Using a wizard interface, NOVA WEBWAY prompts a customer to describe its business, load product descriptions, pricing and pictures and includes secure on-line ordering and encrypted credit card payment capabilities. NOVA WEBWAY is a total web page solution at an attractive price point specifically designed for small business.

  Internet Processing. NOVA is actively pursuing development initiatives relating to transaction processing services on the Internet and other forms of electronic commerce. NOVA is exploring with First Union and other third parties several Internet-related opportunities, which include processing transactions via the Internet, accepting merchant applications via the Internet and developing, on behalf of merchants, "homepages" on the Internet. In addition, NOVA has entered into an agreement with CyberCash Inc. pursuant to which CyberCash will provide to NOVA encryption services (a security measure) for transactions processed via the Internet. These Internet-related initiatives are still in formative stages and security is the prevailing issue and concern. NOVA, however, is active in the development process and management believes that the Internet ultimately may become another distribution channel for NOVA's products and services.

  NOVA Perks. NOVA Perks is a PC-based application that allows a subscribing merchant to design and operate a customized frequent shopper program. This program enables the merchant to promote sales and to track, store and retrieve detailed information about its customers and all of their purchases regardless of the method of payment. Merchants who do not use NOVA for transaction processing services may nevertheless utilize NOVA Perks. NOVA Perks has not yet achieved significant market usage although management believes it is an attractive product to prospective customers.

 Customer Base

  NOVA's merchant customer base consists primarily of small- to medium-sized merchants, with an historic concentration in the restaurant, specialty retail, furniture, automobile repair and lodging industries. In addition, banks also are customers of NOVA insofar as those banks accept credit card cash advance transactions. While NOVA's merchants vary significantly in size, a typical merchant customer generates approximately $130,000 in annual charge volume. Although NOVA focuses primarily on small- to medium-sized merchants, NOVA also serves a significant number of large merchants and has in place the technical, operational and management infrastructure necessary to continue to serve large merchants. For the years ended December 31, 1997 and 1996, no merchant customer accounted for more than 2.5% of NOVA's revenues.

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  NOVA enters into direct contractual relationships with its merchants, which reduce the financial risks to NOVA in the event any of NOVA's bank alliance partners no longer desire to utilize NOVA's services. In contrast to NOVA's approach, the typical transaction processor/bank relationship involves a processor negotiating with a bank to serve all of the bank's merchants, with the bank maintaining direct control over each merchant relationship. Such a structure exposes the processor to the risk that each of the merchant relationships, and the revenues from those relationships, easily could be jeopardized if, for example, the bank were to sell its merchant business portfolio to an acquiror that provided its own transaction processing services.

 Marketing

  To reach its target market segment in a cost-effective manner and to further its market penetration, NOVA markets its services through three principal channels: (i) bank alliances, including joint ventures, through which NOVA offers its services to merchants in cooperation with community and regional banks, allowing NOVA to capitalize on the presence of those banks in particular geographic markets; (ii) partnering with ISOs that market and sell NOVA's services to merchants, typically in areas where NOVA does not have bank alliances; and (iii) direct sales on behalf of and as a supplement to the bank alliance and ISO partnering channels. In addition, NOVA engages in marketing efforts that include marketing agreements with various trade and other associations and marketing through VARs that integrate NOVA's transaction processing services with specialized business management software. The KeyBank Joint Venture, the Firstar Joint Venture, the Crestar transaction, the MBNA transaction and the First Union Alliance are NOVA's most significant examples of marketing through bank alliances, and enhanced significantly NOVA's ability to further its market penetration and increase the size of its customer base through the marketing assistance, support and exclusive merchant referrals provided by the participating banks.

  Bank Alliances. NOVA's principal marketing efforts are directed at forming bank alliances. During 1997 and January 1998, NOVA entered into bank alliances in connection with the KeyBank Joint Venture, the Firstar Joint Venture, the Crestar transaction and the MBNA transaction. Through its relationships with its bank alliance partners, NOVA offers its services to merchants in cooperation with community and regional banks, allowing NOVA to capitalize on the presence of those banks in particular geographic markets. NOVA's bank alliances consist of four types of relationships: (i) relationships created as a result of NOVA's acquisition of a bank's merchant portfolio, pursuant to which NOVA provides transaction processing services on a co-branded basis with such bank ("Acquisition Alliances"); (ii) relationships created through a joint venture (generally in the form of a limited liability company) owned jointly by NOVA and a bank, pursuant to which NOVA provides transaction processing services to the joint venture and the bank provides marketing and referral services to the joint venture ("Joint Venture Alliances"); (iii) agent bank relationships where the bank purchases NOVA's services and markets and resells those services directly to merchants ("Agent Bank Alliances"); and
(iv) bank referral relationships where the bank refers to NOVA merchants who desire or otherwise inquire about transaction processing services ("Bank Referral Alliances").

  Acquisition Alliances and Joint Venture Alliances are an integral part of NOVA's overall acquisition strategy, pursuant to which NOVA offers banks the opportunity to transfer management and operational responsibility for their merchant portfolios to NOVA (either directly or through the joint venture), while continuing to offer transaction processing services on a co-branded basis in cooperation with NOVA. Because an Acquisition Alliance or a Joint Venture Alliance may involve NOVA (or the joint venture) maintaining transaction processing salespersons on-site at the bank branch to service existing merchant customers and to market and sell NOVA's processing services to new merchant customers, NOVA can often effect a nondisruptive transition of services from the merchants' perspective. To ease further this transition process and to assist its Acquisition Alliance and Joint Venture Alliance partners, NOVA has created an intensive training program whereby NOVA's personnel train and educate its Acquisition Alliance and Joint Venture Alliance partners in all aspects of NOVA's transaction processing services, software application products and value-added services. Additionally, NOVA utilizes its internal sales force to market transaction processing services on behalf of the

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

Acquisition Alliances and Joint Venture Alliances. The internal sales force includes a National Account Sales team that supports Acquisition Alliances and Joint Venture Alliances in signing larger and more technologically sophisticated merchants.

  NOVA compensates its bank alliance partners through varying means. Acquisition Alliance partners typically are compensated by NOVA remitting to them a residual for each transaction processed by NOVA for merchants attributable to the alliance. NOVA compensates its Bank Referral Alliance partners typically by paying them a one-time referral fee. Agent Bank Alliance partners are not directly compensated by NOVA; rather, they derive revenue by reselling NOVA's services to merchants at a price determined by the Agent Bank. NOVA is assisted in its alliance efforts through a marketing agreement with Kessler Financial Services L.P. ("Kessler"), an independent marketing organization. Pursuant to this agreement, Kessler identifies potential alliance or acquisition prospects for NOVA. NOVA's agreement with Kessler is scheduled to expire June 30, 2001, subject to renewal for two additional years unless either NOVA or Kessler gives notice of termination prior to the expiration of the initial term.

  NOVA also employs a direct sales force that markets the services of NOVA on behalf of NOVA's alliance, ISO and joint venture partners.

  ISO Partnering. With the acquisition of the merchant portfolio of the Bank of Boulder in December 1994, which included 24 marketing agreements with ISOs, NOVA made its first significant entry into the ISO marketing channel. ISOs are entities that market NOVA's products in conjunction with other products offered by the ISO, such as card readers and related equipment. Generally, ISO partnering involves engaging an ISO to market and sell NOVA's products and services on a non-exclusive basis. An ISO that desires to refer a merchant customer to NOVA will procure the merchant's application and submit it to NOVA on the merchant's behalf. Thereafter, if the application is approved, the ISO will sell or lease POS terminals and related hardware and software to such merchant. NOVA compensates ISOs by paying them a residual for each transaction processed by NOVA for merchants referred to NOVA by the ISO. The ISO's determination of whether to refer a particular merchant to NOVA depends on a variety of factors, including the terms of the residual offered by NOVA and the industry in which the merchant conducts its business. As of July 29, 1998, NOVA had 38 marketing agreements with ISOs.

  Association Marketing. Through its association marketing program, NOVA negotiates and enters into marketing agreements with various trade and other associations. Pursuant to these relationships, associations endorse and promote to their membership the transaction processing services provided by NOVA, creating additional opportunities for NOVA to reach small- to medium-sized merchants. NOVA currently has agreements with 180 associations. NOVA expects that the MBNA transaction will expand NOVA's association marketing opportunities.

  Other Marketing Efforts. In addition to bank alliances, ISO partnering and direct sales and telemarketing, NOVA engages in other marketing efforts that management believes complement and diversify further NOVA's overall marketing strategy:

  Marketing Through VARs. NOVA's marketing efforts are diversified further through the integration of its transaction processing services with the specialized business management software of a growing number of VARs. VARs perform a marketing function for NOVA since their software often is offered on a fully-integrated basis with NOVA's transaction processing services, creating additional opportunities for NOVA to satisfy the particular needs of its merchant customers.

  Procurement and Purchasing Cards. Corporate procurement and purchasing cards are growing in popularity and flexibility of use, and NOVA is exploring opportunities intended to take advantage of this emergence. Procurement and purchasing cards, although very similar in most respects to bank and charge cards, are tailored to a specific business and functionality. Purchasing cards may be used, for example, to replace the traditional use of paper-based purchase orders, confirmations and invoices with electronically authorized, processed and recorded transactions. Another illustrative use of a purchasing card is an insurance company that issues purchasing cards to its policy holders for the purchase by such policy holders of medical supplies, prescriptions and services from certain health care providers, all of whom have agreed, in advance, to accept the insurance company's purchasing cards.

  NOVA periodically reviews its marketing efforts and distribution channels to minimize channel conflict. Although channel conflict among bank alliances, ISO partnering and direct sales marketing may occur, to date NOVA has not experienced any significant conflict while pursuing its overall sales strategy.

 Acquisition Strategy

  The transaction processing industry has undergone rapid consolidation over the last several years. The costs to convert from paper-based to electronic processing, merchant requirements for improved customer service, and the demands for additional customer applications have made it difficult for community and regional banks and ISOs to remain competitive. Many of these providers are unwilling or unable to invest the capital required to meet these demands, and increasingly are exiting the transaction processing business or otherwise seeking alliance partners to provide transaction processing for their customers.

  Since inception, NOVA has pursued an active acquisition strategy, including the formation of joint ventures and bank alliances, and has consummated 95 transactions since its inception in 1991, consisting of 89 merchant portfolio purchases, three operating business acquisitions, two joint ventures and the First Union Alliance. In 1996, NOVA consummated 13 transactions, which added approximately $317.2 million in annualized processing volume. Since January 1997, NOVA has consummated 25 transactions, anticipated to add more than $12.0 billion in annualized processing volume.

  NOVA intends to continue to pursue purchases of merchant portfolios and the formation of joint ventures and alliances with other financial institutions as a principal component of its growth strategy in order to facilitate growth, expand NOVA's distribution channels and achieve greater economies of scale. This strategy focuses on the merchant portfolios and related assets of banks and ISOs that no longer desire or are unable to provide efficient and cost-effective transaction processing services. NOVA attempts to structure its acquisitions, joint ventures and alliances both to increase its merchant base and to expand its distribution and marketing capabilities. NOVA accomplishes this objective principally by entering into an exclusive marketing agreement with a bank that sells its merchant portfolio to, or enters into a joint venture or alliance with, NOVA. The exclusive marketing agreement typically provides that the bank will refer to NOVA, on an exclusive basis and generally for a period of five years, any merchants that request or otherwise inquire about transaction processing services. This agreement generally also provides that the bank will not compete with NOVA in the provision of transaction processing services during the term of the agreement and, in some cases, for a period of up to two years after expiration of the agreement. In addition, NOVA or the joint venture may continue to maintain on-site transaction processing salespersons to service existing merchant customers and to market and sell NOVA's processing services to new merchant customers, often allowing NOVA to effect a nondisruptive transition of services from the merchants' perspective. These purchases, joint ventures and alliances offer banks the opportunity to transfer management and operational responsibility for their merchant portfolios to NOVA or the joint venture, while continuing to offer transaction processing services on a co-branded basis in cooperation with NOVA. Banks are therefore able to view the purchase of their merchant portfolio or the joint venture as a way to maintain a full-service relationship with their merchant depositors.

  NOVA continues to evaluate potential purchases of merchant portfolios, joint ventures and alliances and to negotiate with several third parties that may be seeking purchasers of their merchant portfolios although, except as described in this Joint Proxy Statement/Prospectus, NOVA currently is not a party to any agreements or understandings with respect to any such material purchases. In addition, each of the First Union Alliance and the Crestar marketing relationship may create additional purchase opportunities for NOVA, as NOVA and each of

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

First Union and Crestar have agreed that NOVA generally may, at its option and subject to agreement on price and other terms, purchase from First Union or Crestar any merchant portfolios purchased by First Union or Crestar through whole-bank or other acquisitions. On April 28, 1998, First Union completed its merger with CoreStates Financial Corp ("CoreStates") which had an estimated $3.0 billion merchant transaction processing portfolio. Although NOVA has the option to purchase the CoreStates transaction portfolio, subject to agreement on price and other terms, there can be no assurance that NOVA will be able to purchase the CoreStates transaction processing portfolio on terms acceptable to NOVA, if at all. Further, there can be no assurance that the First Union Alliance or the Crestar marketing relationship will provide any other acquisition opportunities or that any such acquisition opportunities can be completed on terms favorable to NOVA, if at all.

 Risk Management

  NOVA views its risk management and fraud avoidance practices as integral to its operations and overall success because of NOVA's potential liability for merchant fraud, chargebacks and other losses. Risk management and fraud avoidance occur initially at the application stage, when merchant applications are reviewed by NOVA against certain criteria to determine acceptance or denial. The criteria used by NOVA to determine whether to accept or deny applications, and the rate structure charged to a particular merchant, include the credit history of the applicant, the industry in which the applicant conducts its business and various other relevant factors. In certain instances, guarantees may be required before an application is approved.

  NOVA's principal advantage in its risk management and fraud avoidance capabilities is the ability to run its proprietary fraud detection software program against each transaction electronically processed on the NOVA Network before funds are transferred to the merchant in payment for such transaction. This ability is critical to NOVA's overall program to control fraud and manage risk and is an example of NOVA's strategy of leveraging available technologies, and the NOVA Network, to competitive advantage. Specifically, the NOVA Network allows NOVA to send a file comprised of the day's transaction activity to its operations center in Knoxville, Tennessee at or prior to the time it sends that information to Vital Processing Services or Mellon Bank for merchant accounting. In Knoxville, NOVA runs its proprietary rule-based fraud detection software program against each of the day's transactions processed on the NOVA Network, resulting in a computer-generated identification of potentially fraudulent activity. Once identified, NOVA analyzes and reviews the suspect transactions to resolve potential problems. This can be accomplished before funds are transferred to the merchant in payment for such transactions. If NOVA needs more time to review a transaction or series of transactions, however, NOVA can specify that the batches containing the identified transactions be withheld from further processing to allow additional time to attempt to verify the authenticity of such transactions. The NOVA Network also allows NOVA to review certain types of transactions on a real time basis, as they are processed. Consequently, NOVA has the ability to intercept and review potentially fraudulent transactions and stop payment or otherwise resolve them, as appropriate, prior to the time when financial liability for such transactions has shifted to NOVA. Despite NOVA's risk management and fraud avoidance capabilities, NOVA is unable to identify all fraudulent transactions resulting in financial exposure to NOVA. Further, until NOVA converts each newly acquired merchant account to NOVA's merchant accounting processors, NOVA is unable to apply fully its risk management and fraud avoidance practices to such merchant accounts.

  In connection with portfolio purchases, NOVA reviews any merchant portfolio that it proposes to purchase. The review process includes analyzing the composition of the portfolio, applying uniform standards and underwriting guidelines developed by NOVA to the portfolio and identifying any high-risk merchants contained in the portfolio. Upon completion of this review, NOVA determines whether the portfolio meets NOVA's standards and guidelines and is otherwise a suitable acquisition target. If NOVA decides to proceed with the proposed purchase, NOVA will focus on the high-risk merchants identified by its review and attempt to manage the risk associated with such merchants. Typically, NOVA will seek to exclude high-risk merchants from the portfolio purchase, require the seller of the merchant portfolio to establish a reserve account or require the seller of the merchant portfolio to indemnify NOVA for any liability associated with such merchants. The experience

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

accumulated by NOVA during the course of its purchases is constantly drawn upon to refine NOVA's due diligence procedures and practices, and management expects to continue to improve its due diligence efforts. Nevertheless, there can be no assurance that NOVA's due diligence process will consistently identify all high-risk merchants or that NOVA will otherwise assess properly the risk attributes of any purchased portfolio.

 Merchant Accounting and Clearing Bank Relationships

  NOVA relies upon third parties to provide merchant accounting and clearing bank services to NOVA and its merchant customers. In each of these instances, NOVA has engaged multiple providers to safeguard against the loss of services or quality of any one of these providers.

  Merchant Accounting. Merchant accounting services consist of reorganizing and accumulating daily transaction data on a merchant-by-merchant and card issuer-by-card issuer basis, and forwarding this data to the credit card associations for ultimate payment. These functions are performed on NOVA's behalf by each of Vital Processing Services and Mellon Bank under agreements expiring July 1, 2001 and June 30, 1999, respectively. NOVA currently is developing internal systems to provide its own merchant accounting services.

  Clearing Bank Arrangements. NOVA's clearing banks receive payment for merchant transactions from credit card associations (net of fees payable to the credit card associations and card issuing banks), from which the clearing banks remit payment to the merchant for the gross amount of the merchant's transactions. Once each month, NOVA collects applicable merchant discount and other fees from each merchant for transactions effected and services provided during the preceding month. NOVA, along with all other nonbank transaction processors that process VISA and MasterCard transactions, must be sponsored by a financial institution that is a principal member of the VISA and MasterCard credit card associations in order to process these bankcard transactions. Through each of Regions Bank, Bank of the West, Mellon Bank, Firstar, KeyBank and FUNB, which serve as member clearing banks for NOVA, NOVA is registered with VISA and MasterCard as a certified processor and member service provider. While NOVA's registration as a certified processor and member service provider is necessary in order for NOVA to process VISA and MasterCard transactions, management believes that the revocation of such registrations is unlikely and inconsistent to the objectives of both the credit card associations and the clearing banks because of the adverse effect such action would have on the continuity of credit card acceptance.

  Regions Bank and Mellon Bank clear most of NOVA's transactions while Bank of the West clears only those transactions originating from merchants acquired by NOVA as part of the October 1993 purchase of the merchant portfolio of Bank of the West. Pursuant to the First Union Alliance, FUNB, a subsidiary of First Union, acts as the exclusive clearing and settlement bank, subject to certain exceptions and conditions, for merchant customers of First Union. While NOVA's Depositary and Settlement Agreement with First Union does contain certain conditions relative to NOVA's ability to transfer clearing and settlement functions for the merchant customers of First Union away from First Union, NOVA's agreements with its principal member clearing banks generally provide that the merchant relationship is controlled by NOVA. Accordingly, NOVA generally is not obligated to continue to utilize the clearing services of these banks, and may transfer the clearing functions to another principal member clearing bank (i.e., any member of the VISA and MasterCard associations), although there can be no assurance that NOVA would be able to find a financial institution to sponsor it on terms acceptable to NOVA. See "--Certain Relationships and Related Transactions Regarding NOVA--Transactions Related to the First Union Alliance."


 Customer Service and Support

  NOVA is dedicated to providing reliable and effective customer service and support to its merchant customers. The information access and retrieval capabilities of networked systems, where real-time information is available to any of NOVA's customer service representatives, allow NOVA to provide a level of customer service and support to small- to medium-sized merchants historically available only to much larger merchants. For example, any of NOVA's customer service representatives may access, on a real-time basis, all of the relevant information pertaining to any particular merchant that may call and ask for assistance. NOVA also has

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

implemented an on-line, informational database that provides NOVA's customer service representatives user-friendly access to an array of additional information relative to NOVA's services, products and systems, which often allows NOVA to more quickly and effectively resolve customer service inquiries.

  NOVA maintains a 24-hours-a-day, seven-days-a-week helpline at its operations center in Knoxville, Tennessee. NOVA measures the efficiency of its customer service through certain quantitative data such as the number of rings prior to operator pick-up, the number of abandoned calls, the number of calls per day and the number of calls per customer service representative. NOVA has developed comprehensive programs and procedures for training its approximately 160 full-time customer service representatives to assist NOVA's merchant clients in a timely and efficient manner with any problems, issues or concerns they may have. Management is dedicated to providing outstanding customer service and support and continually reviews its policies and procedures in an effort to improve these services.

 Proprietary Rights

  NOVA has developed proprietary software for use in four principal areas: (i) applications for POS terminals and PCs; (ii) transaction switching; (iii) the NOVA Network; and (iv) customer service and chargebacks. NOVA regards its proprietary software as protected by trade secret and copyright laws of general applicability. NOVA attempts to safeguard its software through the protection afforded by the above-referenced laws, employee and third-party non-disclosure agreements, licensing agreements and other methods of protection. Despite these precautions, it may be possible for unauthorized third parties to copy, obtain or reverse engineer certain portions of NOVA's software or to otherwise obtain or use other information NOVA regards as proprietary. While NOVA's competitive position may be affected by its ability to protect its software and other proprietary information, management believes that the protection afforded by trade secret and copyright laws are less significant to NOVA's success than other factors such as the knowledge, ability and experience of NOVA's personnel and the continued pursuit and implementation of its operating strategies.

  As the number of software application products in the transaction processing industry increases, and as the functionality of such products further overlaps, third parties could assert that NOVA's software application products infringe or may infringe the proprietary rights of such entities. These third parties may seek damages from NOVA as a result of such alleged infringement, demand that NOVA license certain proprietary rights from them or otherwise demand that NOVA cease and desist from its use and/or license of the allegedly infringing software. Although management is not currently aware of any alleged infringement issues, any such action, if it were to occur, may result in protracted and costly litigation or royalty arrangements or otherwise have a material adverse effect on NOVA's financial condition and results of operations.

  NOVA currently licenses certain software from third parties to supplement its internal software and technology development and to shorten time-to-market software application product deliveries. Management believes that it will be necessary to continue this practice in the future, although there can be no assurance that NOVA will be able to do so on favorable terms or at all.

  NOVA's trademarks include "NOVA," "NOVA Information Systems," "NOVA ACS," "NOVA Remote ACS," "NOVA Time," "NOVA Clock," "NOVA Perks," "PC Transact It" and "NOVA Shadow Pay." To date, however, NOVA only has sought to have "NOVA" and "NOVA Perks" registered on the federal level. NOVA's application to register "NOVA" was refused and allowed to lapse without contesting the refusal.

 Competition and Consolidation

  The market for providing credit, charge and debit card transaction services to the merchant customers served by NOVA is highly competitive. The level of competitiveness has increased significantly since NOVA's inception and this trend is expected to continue. NOVA competes for its merchant customers on the basis of price, the availability of related products and services, the quality of customer service and support, and transaction processing speed, quality and reliability. Several of NOVA's competitors and potential competitors have greater financial, technological, marketing and personnel resources than NOVA, and there can be no assurance that NOVA will continue to be able to compete successfully with such entities.

  According to industry sources, the ten largest bankcard processors accounted for approximately 85% of the total charge volume processed in 1997. The largest bankcard processor accounted for approximately 38% of the total charge volume processed in 1997, and NOVA processed approximately 4.2% of the total charge volume for the same period after giving pro forma effect to NOVA's recent transactions discussed under "--Business of NOVA--Recent Transactions."

  NOVA believes that it has reached a sufficient size whereby economies of scale allow it to offer competitive pricing. However, certain of NOVA's competitors may have lower costs which could potentially give them an advantage. As a result of its experience in payment processing, NOVA has been able to develop operating efficiencies that NOVA believes allow it to competitively bid for new business. In addition, NOVA has continually made technological improvements and is thus able to respond to the unique needs of merchants in various industries. Management believes that the quality, speed and reliability of the NOVA Network and the breadth, flexibility and user-friendliness of its software application products and services constitute a competitive advantage. NOVA intends to maintain its strategy of focusing on small- to medium-sized merchants because management believes these merchants somewhat less price sensitive than larger accounts.

  NOVA faces increasing competition from other transaction processors for available acquisition opportunities. In addition, in recent years community and regional banks, whose transaction processing businesses have been NOVA's primary source of acquisition opportunities, have been undergoing extensive consolidation reflective of underlying trends in the financial institutions industry and unrelated to their transaction processing businesses. As a result, smaller banks that may have sought to divest themselves of their transaction processing businesses may be acquired by banks that compete with NOVA or banks that have a relationship or alliance with one or more competitors of NOVA, thus potentially depriving NOVA of acquisition opportunities. The First Union Alliance and the Crestar marketing relationship, however, may create additional acquisition opportunities for NOVA, as NOVA and each of First Union and Crestar have agreed that NOVA generally may, at its option and subject to agreement on price and other terms, purchase from First Union or Crestar any merchant portfolios acquired by First Union or Crestar through whole-bank or other acquisitions. On April 28, 1998, First Union completed its merger with CoreStates, which had an estimated $3.0 billion merchant transaction processing portfolio. Although NOVA has the option to purchase the CoreStates transaction portfolio, subject to agreement on price and other terms, there can be no assurance that NOVA will be able to purchase the CoreStates transaction processing portfolio on terms acceptable to NOVA, if at all. Further, there can be no assurance that the First Union Alliance or the Crestar marketing relationship will provide any other acquisition opportunities or that any such acquisition opportunities can be completed on terms favorable to NOVA, if at all. See "--Certain Relationships and Related Transactions Regarding NOVA--Transactions Related to the First Union Alliance."

 Banking Regulation

  As a result of First Union's ownership interest in NOVA, NOVA has become subject to the Banking Laws. For example, NOVA is now subject to the supervision and examination of the Office of the Comptroller of the Currency (the "OCC"), one of the principal banking regulatory bodies (although management does not believe it is likely that the OCC would ever exercise this supervisory and examination authority). In addition, the OCC reviewed extensively the KeyBank Joint Venture, the First Union Alliance and the Firstar Joint Venture and the terms thereof, and the OCC's written approval was required in order to consummate those transactions. To facilitate First Union's compliance with the Banking Laws, and to allow First Union to obtain any required consents or approvals, NOVA has agreed to notify, and obtain approval from, First Union before NOVA enters into any business activities substantially different from the business activities NOVA currently conducts. Pursuant to the KeyBank Joint Venture and the Firstar Joint Venture and to the extent required by the Banking

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

Laws, NOVA may be required to take certain measures in the event either NOVA or the Limited Liability Companies enter into or acquire any other entity which is engaged in a business that is substantially different from the business activities NOVA, or the Limited Liability Companies, currently conduct. Such measures may include applying for any required regulatory consents, or assisting either KeyBank, Firstar, or the Limited Liability Companies, as the case may be, to prepare such applications. If the required consents and approvals are not received, NOVA may not engage in the new business activity. See "Risk Factors--Banking and Territorial Restrictions" and "Certain Relationships and Related Transactions Regarding NOVA-- Transactions Related to the First Union Alliance."

 Employees

  At June 30, 1998, NOVA had 696 full-time employees, of which 220 were in sales and marketing, 363 were in operations and 113 were corporate and general administrative employees. Of these employees, 236 were based in Atlanta, Georgia at NOVA's principal executive offices, 308 were based in Knoxville, Tennessee at NOVA's operations center, nine were based in Arvada, Colorado, and ten were based in Jacksonville, Florida in connection with the First Union Alliance. NOVA's 220 sales and marketing employees include 133 salespersons located throughout the United States, of whom 60 were based at branches of banks with which NOVA has formed Acquisition Alliances. None of NOVA's employees are represented by a collective bargaining agreement nor has NOVA ever experienced any work stoppage. Management believes that NOVA's relationship with its employees is good.

 Properties

  NOVA's principal executive offices are located in Atlanta, Georgia and consist of approximately 38,000 square feet that are leased pursuant to an agreement scheduled to expire November 30, 2001. NOVA relocated its principal executive offices in October 1996 to allow for NOVA's continued growth. In connection with this relocation, NOVA transferred certain of its operational functions, including the conversion management functions, from Knoxville, Tennessee and Boulder, Colorado to Atlanta. NOVA's current operations center is located in Knoxville, Tennessee and consists of approximately 26,000 square feet. This facility is leased pursuant to a sublease agreement scheduled to expire September 1, 2003. NOVA leases an additional 9,000 square feet adjacent to the operations center which houses files and deployment and programming functions. Certain of NOVA's operations are conducted in facilities located in Jacksonville, Florida and Arvada, Colorado consisting of approximately 9,360 and 3,040 square feet of space, respectively. The Jacksonville space is being leased pursuant to an agreement scheduled to expire January 31, 2000. The Arvada space is leased on a month to month basis. Certain of NOVA's employees also occupy other office facilities at various locations under leases and various other agreements, which require aggregate payments that are not material.

  In March 1998, NOVA Services Limited Partnership, a wholly-owned subsidiary of NOVA, purchased a 112,000 square-foot building in Knoxville, Tennessee for $2.7 million. Prior to NOVA's purchase of the property, the facility was a retail shopping center. NOVA is in the process of relocating its current Knoxville operations center to approximately 84,000 square feet of space in the newly acquired facility. The remaining 28,000 square feet will be reserved for future expansion. The customer service function moved to the new facility in July 1998 and occupies approximately one-third of the space. NOVA intends to relocate its remaining Knoxville operations by September 1998. Subsequently, the deployment and programming functions will be relocated from the adjacent facilities to the former operations center facility, and the adjacent facilities will be reserved for future expansion or sub-lease to third parties.

 Legal Proceedings

  NOVA has been involved from time to time in litigation in the normal course of its business. While management is aware of and dealing with certain pending or threatened litigation, management does not believe such matters will have a material adverse effect on the financial condition of NOVA.


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

MANAGEMENT OF NOVA

 Directors, Executive Officers and Key Employees

  The following table sets forth certain information regarding the directors and executive officers of NOVA. For a discussion concerning the Board of Directors and management following the Merger, see "Proposal 1--The Proposed Merger--Management and Operations After the Merger."

          NAME           AGE                          POSITION
          ----           ---                          --------
Edward Grzedzinski......     Director, Chairman of the Board, President and Chief
                          43 Executive Officer
James M. Bahin..........  53 Director, Vice Chairman of the Board, Chief Financial
                             Officer and Secretary
Pamela A. Joseph........  39 Executive Vice President and Chief Information Officer
John M. Perry...........  41 Executive Vice President--Sales and Marketing
Rebecca L. Powell.......  46 Executive Vice President--Merchant Services and Operations
Charles T. Cannada(1)...  39 Director
Dr. James E. Carnes(1)..  58 Director
U. Bertram Ellis(1)(2)..  44 Director
Dr. Henry Kressel(2)....  64 Director
Joseph P. Landy.........  37 Director
Maurice F. Terbrueggen,
 Jr. ...................  52 Director
Stephen E. Wall.........  56 Director

--------
(1) Member of Audit Committee
(2) Member of Compensation Committee

  Mr. Grzedzinski has served with NOVA or its predecessor since February 1991, most recently as a director, Chairman of the Board, President and Chief Executive Officer. He co-founded NOVA's subsidiary and predecessor, NOVA Information Systems, Inc., as its Chief Operating Officer in 1991 and was named Chief Executive Officer in September 1995. From October 1990 to February 1991, Mr. Grzedzinski served as an officer of Phoenix Consulting Group, Inc., a transaction processing consulting company. Mr. Grzedzinski has over 12 years experience in the bankcard industry.

  Mr. Bahin has served with NOVA or its predecessor since January 1992, most recently as a director, Vice Chairman of the Board, Chief Financial Officer and Secretary. Prior to joining NOVA, Mr. Bahin served in various officer capacities with Fuqua Industries, Inc., a diversified manufacturing and service company, most recently as Senior Vice President of Operations. Mr. Bahin has over 25 years of financial and management experience.

  Ms. Joseph has served with NOVA or its predecessor since July 1994, most recently as Executive Vice President and Chief Information Officer. Prior to joining NOVA, Ms. Joseph served for over two years as Director, New Market Development, for VISA and for eight years in various management positions at Wells Fargo Bank.

  Mr. Perry joined NOVA in April 1996 as Executive Vice President, Sales and Marketing. Before coming to NOVA, he served as Executive Vice President and Chief Operating Officer of First Data Corporation's Client Merchant Services Division. For over seven years prior to that, he held various executive level management, sales and marketing positions with Card Establishment Services, Harbridge Merchant Services, VISA USA and Wells Fargo Bank. From 1980 to 1988, Mr. Perry served in the United States Army, finishing his career as a captain.

  Ms. Powell has served with NOVA or its predecessor since February 1991, most recently as Executive Vice President, Merchant Services and Operations. Prior to joining NOVA, Ms. Powell served for 20 years in various management positions with National Data Corporation.

  Mr. Cannada has served as a director with NOVA or its predecessor since January 1995. Mr. Cannada has served with WorldCom, a publicly-held global telecommunications company, since October 1989, most recently as Senior Vice President.

  Dr. Carnes has served as a director of NOVA since November 1997. Dr. Carnes is the President and Chief Executive Officer of Sarnoff Corporation, a contract research and development company in the electronics and information technology industry, and has held this position since 1990. He has served with Sarnoff Corporation, and its predecessor, since 1969.

  Mr. Ellis has served as a director of NOVA since October 1996. Mr. Ellis is the Chairman and Chief Executive Officer of IXL Holdings, Inc., the parent company of IXL Inc., a full-service provider of interactive communication services, and has held this position since April 1996. Prior to joining IXL Holdings, Mr. Ellis founded and served as the President and Chief Executive Officer of Ellis Communications, a privately-held owner and operator of television and radio stations, from 1993 to 1996. Prior to founding Ellis Communications, Mr. Ellis served from 1986 to 1992 in the capacities of President, Chief Executive Officer and Chief Operating Officer of Act III Broadcasting, a television broadcast group. From 1992 to 1993, Mr. Ellis served as the Chief Executive Officer of American Innovations, Inc., which filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code in 1993. Mr. Ellis is a director of OrthAlliance, a publicly-held provider of orthodontic practice management services.

  Dr. Kressel has served as a director of NOVA or its predecessor since November 1991. Dr. Kressel has served with E. M. Warburg, Pincus & Co., LLC, an investment firm, since 1983, most recently as Managing Director. Dr. Kressel serves as a director of Level One Communications, Inc. and Zilog, Inc., each a publicly-held semiconductor company, Maxis Inc., a publicly-held software development company, TresCom International, Inc., a publicly-held long-distance telephone company, IA Corporation, a publicly-held software development company, and other privately-held companies.

  Mr. Landy has served as a director of NOVA or its predecessor since August 1994. Mr. Landy has served with E. M. Warburg, Pincus & Co., LLC, an investment firm, since 1985, most recently as Managing Director. Mr. Landy serves as a director of Level One Communications, Inc., a publicly-held semiconductor company, CN Biosciences, Inc., a publicly-held manufacturer of specialty chemical reagents and pharmaceutical raw materials, Indus International, a publicly-held software development company, and other privately-held companies.

  Mr. Terbrueggen has served as a director of NOVA or its predecessor since January 1996. Mr. Terbrueggen has served with First Union, a bank holding company, since July 1973, most recently as Senior Vice President and Division Manager of the First Union merchant acquiring business. Mr. Terbrueggen has over 29 years of management experience in the financial services industry, including over 24 years in the bankcard industry.

  Mr. Wall has been a director of NOVA since May 1998. He has served with KeyCorp (a bank holding company) and its predecessors since 1970, most recently as Executive Vice President. Mr. Wall serves as a director of MasterCard International, a global payment system comprised of financial institution members, and Electronic Payment Services, Inc., a privately-held electronic transaction processor. Mr. Wall has over 30 years experience in the financial services industry.

  NOVA's Articles of Incorporation provide that the Board of Directors will consist of not less than seven persons, with all directors to be elected by the holders of shares of NOVA's Voting Stock, as defined below, at the annual meeting of shareholders. Such directors shall serve until the election of their successors at the next annual meeting of shareholders. NOVA's Articles of Incorporation authorize cumulative voting by holders of NOVA's Stock in the election of NOVA's directors. NOVA's Articles of Incorporation further provide that no bylaw, resolution, written consent or amendment to the Articles of Incorporation purporting to create a classified or "staggered" Board of Directors or requiring prior notice or qualification of members for director shall be effective.

  No family relationship exists among any of the directors and executive officers of NOVA.

  The Board of Directors has established an Audit Committee and a Compensation Committee. The functions of the Audit Committee include recommending to the Board of Directors the retention of independent public auditors, reviewing the scope of the annual audit undertaken by NOVA's independent public auditors and the progress and results of their work, and reviewing the financial statements of NOVA and its internal accounting and auditing procedures. The functions of the Compensation Committee include reviewing and approving executive compensation policies and practices, reviewing salaries and bonuses for certain officers of NOVA, administering NOVA's 1991 Stock Option Plan and the Plan, and considering other matters referred to the Committee by the Board. The Compensation Committee has full power to take any actions required or permitted to be taken under such plans.

 Executive Compensation

  The following table summarizes the compensation awarded or paid for the fiscal years ended December 31, 1996 and 1997 to NOVA's Chief Executive Officer and the four other most highly compensated executive officers whose total annual salary and bonus for the fiscal year ended December 31, 1997 exceeded $100,000 (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                         ANNUAL COMPENSATION         COMPENSATION
                                  ---------------------------------- -------------
                                                                      SECURITIES
                                                      OTHER ANNUAL    UNDERLYING    ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR SALARY(1) BONUS(2) COMPENSATION(3) OPTIONS(#)(4) COMPENSATION
---------------------------  ---- --------- -------- --------------- ------------- ------------
Edward Grzedzinski......     1997 $298,077  $156,000      $635          50,000       $   --
 Chairman, President and     1996  249,519   125,000       190             --            --
 Chief Executive Officer
James M. Bahin..........     1997 $226,154  $116,480      $--           50,000           --
 Vice Chairman, Chief        1996  200,000   102,000       --              --            --
 Financial Officer and
 Secretary
Pamela A. Joseph........     1997 $127,116  $ 63,750      $--           50,000       $   --
 Executive Vice              1996  100,231    34,500        17          16,500         5,126(5)
 President and
 Chief Information
 Officer
John M. Perry...........     1997 $202,308  $104,000      $767          75,000       $   --
 Executive Vice              1996  121,154    90,000       --           79,500        84,915(6)
 President,
 Sales and Marketing
Rebecca L. Powell.......     1997 $110,192  $ 38,500      $811          50,000       $   --
 Executive Vice              1996   95,000    25,000       337          15,500           --
 President, Merchant
 Services and Operations

--------
(1) Amounts shown include cash compensation earned and received by the Named Executive Officer as well as amounts earned but deferred at the election of the officer pursuant to the NOVA Information Systems 401(k) and Profit Sharing Plan.
(2) Amounts shown include bonus compensation attributable to the year shown, although in certain cases such amounts were paid in the following year.

(3) Represents employer matching contributions to the Named Executive Officer's account pursuant to the NOVA Information Systems 401(k) and Profit Sharing Plan.
(4) Represents employee stock options granted to the Named Executive Officer for the fiscal years ended December 31, 1996 and 1997. NOVA has not issued any stock appreciation rights.
(5) Represents the reimbursement of additional income taxes attributable to the relocation of Ms. Joseph to Atlanta, Georgia in connection with Ms. Joseph's joining NOVA in 1994.
(6) Represents reimbursed expenses attributable to the relocation of Mr. Perry to Atlanta, Georgia in connection with Mr. Perry's joining NOVA in 1996.

 Employment Agreements

  Messrs. Grzedzinski and Bahin entered into written employment agreements with NOVA dated October 27, 1995. John M. Perry, Pamela A. Joseph and Rebecca
L. Powell entered into written employment agreements with NOVA dated July 31, 1998, which agreements were approved by NOVA's Board of Directors at its May 5, 1998 meeting and which will be deemed effective March 1, 1998 (the employment agreements with each of Messrs. Grzedzinski, Bahin and Perry, and Ms. Joseph and Ms. Powell, are sometimes collectively referred to herein as the "Existing Employment Agreements"). Pursuant to the Existing Employment Agreements, Mr. Grzedzinski is employed by NOVA as President and Chief Executive Officer and serves as Chairman of the Board of Directors of NOVA; Mr. Bahin is employed by NOVA as Chief Financial Officer and Secretary and serves as Vice Chairman of the Board of Directors of NOVA; Mr. Perry is employed by NOVA as Executive Vice President, Sales and Marketing; Ms. Joseph is employed by NOVA as Executive Vice President and Chief Information Officer; and Ms. Powell is employed by NOVA as Executive Vice President, Operations. Currently, Messrs. Grzedzinski, Bahin and Perry, and Ms. Joseph and Ms. Powell, receive an annual base salary of $354,000, $257,600, $230,000, $156,250, and $143,000, respectively, as may be adjusted from time to time by the Board of Directors (with respect to Messrs. Grzedzinski and Bahin) and the Chief Executive Officer (with respect to Mr. Perry, Ms. Joseph, and Ms. Powell). In addition, Messrs. Grzedzinski, Bahin and Perry, and Ms. Joseph and Ms. Powell, each has the opportunity to earn a percentage of his or her base salary as a cash bonus tied to the performance of NOVA. The Existing Employment Agreements provide that each employee is entitled to participate in all of NOVA's employee benefit plans and programs, including any stock option plans adopted by the Board of Directors of NOVA. Each of the Existing Employment Agreements is for an initial two-year term and automatically renews for successive two-year terms unless either party provides written notice to the other party at least 180 days before renewal.

  Upon termination of employment other than as a result of the Termination Exceptions, as defined below, each Existing Employment Agreement provides for cash severance compensation equal to two times the employee's annual base salary to be paid in 24 equal monthly payments. In addition, stock options granted to the employee as of the effective date of the Existing Employment Agreement will become vested and immediately exercisable. Such severance compensation is triggered by, among other things, the occurrence of a "change in control" (as defined in the Existing Employment Agreements), a material diminution in the employee's duties and responsibilities, or the failure of NOVA to automatically renew the Existing Employment Agreement. The Termination Exceptions consist of termination for cause, nonrenewal by the employee of his or her Existing Employment Agreement, or voluntary termination of employment by the employee. In return for such severance compensation, Messrs. Grzedzinski, Bahin and Perry, and Ms. Joseph and Ms. Powell, each has agreed, for a period of two years after termination of employment, (i) not to use or disclose any confidential information of NOVA, (ii) not to solicit the customers or employees of NOVA, and (iii) not to become employed by, or to have a financial interest in, any other business which will compete with NOVA in providing credit card and debit card transaction processing services within the United States. In the event that the employment of Messrs. Grzedzinski, Bahin or Perry or Ms. Joseph or Ms. Powell terminates as a result of one of the Termination Exceptions, NOVA has the option of requiring the employee to comply with the non-disclosure and non-competition provisions of his Existing Employment Agreement for a period of either one year or two years, upon payment of an amount equal to one year's base salary or two years' base salary, respectively.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

  The following table summarizes (i) the aggregate number of options exercised by the Named Executive Officers during the year ended December 31, 1997, and
(ii) the aggregate number and value of options held by the Named Executive Officers at December 31, 1997. NOVA has not issued any stock appreciation rights.

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
                                    VALUES

                                                            NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                       VALUE REALIZED      UNDERLYING UNEXERCISED            IN-THE-MONEY OPTIONS
                           SHARES     (MARKET PRICE AT  OPTIONS AT FISCAL YEAR END(#)      AT FISCAL YEAR END($)(1)
                         ACQUIRED ON   EXERCISE LESS    --------------------------------   -------------------------
          NAME           EXERCISE(#) EXERCISE PRICE)($)  EXERCISABLE      UNEXERCISABLE    EXERCISABLE UNEXERCISABLE
          ----           ----------- ------------------ --------------   ---------------   ----------- -------------
Edward Grzedzinski......      -0-         $    -0-               133,300           226,031 $3,175,206   $4,761,808
James M. Bahin..........      -0-              -0-               140,979           224,593  3,358,120    4,727,555
Pamela A. Joseph........   13,000          224,885                35,594            97,355    774,592    1,476,974
John M. Perry...........      -0-              -0-                19,875           134,625    119,531    1,211,719
Rebecca L. Powell.......   17,236          383,422                   750            79,197      4,688    1,057,628

--------
(1) Calculated based upon the closing sale price per share of the NOVA Stock of $25.00 on the NYSE on December 31, 1997.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

  Options were granted to each of the Named Executive Officers during the fiscal year ended December 31, 1997.

                                                   INDIVIDUAL GRANTS              POTENTIAL REALIZABLE
                                       -----------------------------------------    VALUE AT ASSUMED
                           NUMBER OF                                              ANNUAL RATES OF STOCK
                          SECURITIES   % OF TOTAL OPTIONS                        PRICE APPRECIATION FOR
                          UNDERLYING       GRANTED TO     EXERCISE OR                  OPTION TERM
                            OPTIONS        EMPLOYEES      BASE PRICE  EXPIRATION -----------------------
          NAME           GRANTED(#)($) IN FISCAL YEAR(2)   ($/SH)(3)     DATE      5%($)       10%($)
          ----           ------------- ------------------ ----------- ---------- ---------- ------------
Edward Grzedzinski......    50,000            9.92%         $13.625   3/18/2007  $  428,434 $  1,085,737
James M. Bahin..........    50,000            9.92%          13.625   3/18/2007     428,434    1,085,737
Pamela A. Joseph........    50,000            9.92%          13.625   3/18/2007     428,434    1,085,737
John M. Perry...........    75,000           14.88%          13.625   3/18/2007     642,652    1,628,600
Rebecca L. Powell.......    50,000            9.92%          13.625   3/18/2007     428,434    1,085,737

                    STOCK OPTION GRANTS IN LAST FISCAL YEAR
--------
(1) These options were granted pursuant to the 1996 Option Plan "at market" on the date of grant and first become exercisable on the first anniversary of the grant date, with 25% of the underlying shares becoming exercisable at that time, an additional 25% of the option shares becoming exercisable on each successive anniversary date, and full vesting on the fourth anniversary date. Under the terms of the 1996 Option Plan, the Compensation Committee retains discretion, subject to plan limits, to modify the terms of outstanding options and to reprice the options.
(2) Represents the percentage of total options granted to all employees in 1997.
(3) The exercise price and tax withholding obligations, related to exercise, may be paid by delivery of already owned shares or by offset of the underlying shares, subject to certain conditions.

DIRECTOR COMPENSATION

  Directors of NOVA, other than employees of NOVA (or its subsidiaries) and director representatives of Warburg, First Union and WorldCom, receive a retainer of $2,000 per month for service as a director. Additionally, such directors are entitled to receive $1,000 for attendance and participation at each Board of

Directors meeting, and $500 for attendance and participation in each committee meeting if such committee meeting is not held on the same day as a Board of Directors meeting. Directors receive reimbursement for their expenses incurred in connection with travel to and from a meeting.

  The NOVA Corporation 1996 Directors Stock Option Plan (the "Directors Plan") provides for stock options to be granted to outside directors of NOVA other than the director representatives of Warburg, First Union and WorldCom, as partial compensation for their service on the Board of Directors. The number of options to be granted to each such director is determined as follows: (i) upon an eligible director's initial election to the Board, an option to purchase 2,000 shares of NOVA Stock; and (ii) upon beginning any term of service as a director, an option to purchase a number of shares equal to a fraction, the numerator of which is 2,000 multiplied by the number of full or partial months to be served in such term, and the denominator of which shall be 12. Pursuant to the Directors Plan, NOVA has granted to each of Mr. Ellis, Dr. Carnes and Mr. Wall options to purchase 7,000, 5,000 and 2,000 shares of NOVA Stock, respectively. The Board of Directors administers the Directors Plan subject to certain limitations.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS REGARDING NOVA

 Transactions with WorldCom

  On February 28, 1996, NOVA and WorldCom entered into an Agreement (the "WorldCom Agreement"), effective as of March 1, 1996, pursuant to which WorldCom provides long-distance and local telecommunications access, as well as technical support, to NOVA in connection with the NOVA Network. The WorldCom Agreement was renegotiated recently and expires July 1, 2001, subject to earlier termination by NOVA in the event of quality deficiencies in WorldCom's service. NOVA paid WorldCom an aggregate of $606,000, $901,000, $1.2 million, $1.8 million and $2.7 million during the fiscal years ended February 28, 1994 and 1995, the ten-month period ended December 31, 1995 and the years ended December 31, 1996 and 1997, respectively, for these services.

 Transactions Related to the First Union Alliance

  In December 1995, NOVA and First Union consummated the First Union Alliance, pursuant to which First Union contributed its transaction processing assets, including the transaction processing assets of First Fidelity Bancorporation and its banking subsidiaries (which merged with and into First Union effective January 1, 1996), to NOVA. Concurrently, the then current shareholders of NOVA's predecessor (the "Original Shareholders"), contributed to NOVA all of the shares of capital stock of NOVA's predecessor owned by them together with all of their rights to acquire shares of capital stock of NOVA's predecessor, causing NOVA's predecessor to become a wholly-owned subsidiary of NOVA. In exchange for their respective contributions to NOVA, First Union received 9,149,209 shares of NOVA Stock, while the Original Shareholders collectively received an aggregate of 2,228,911 shares of NOVA Stock, together with the right to acquire (through the exercise of options and the conversion of preferred stock) an aggregate of 14,762,487 shares of NOVA Stock.

  In connection with the First Union Alliance, NOVA and First Union entered into a Marketing Support Agreement which provides, subject to certain exceptions, that the bank affiliates of First Union, together with and through each of the more than 2,000 First Union branches, shall actively market NOVA's transaction processing services to merchants and shall refer merchants that request transaction processing services exclusively to NOVA. The marketing services and assistance provided by the bank affiliates of First Union include the distribution by each bank affiliate of First Union of promotional and informational materials and supplies relating to NOVA's transaction processing services, and such other services and assistance as may mutually be agreed upon by First Union and NOVA. The Marketing Support Agreement also provides that NOVA will, when feasible, assist First Union in developing new products or services relating to transaction processing or in otherwise supporting new business ventures. The Marketing Support Agreement also generally provides that NOVA may not, without the prior consent of First Union, enter into certain marketing agreements with third parties generally located in specified areas where First Union currently maintains a significant banking presence. The Marketing Support Agreement expires January 31, 2003.

  NOVA and First Union also entered into a Depositary and Settlement Agreement under which a subsidiary of First Union generally will act as the exclusive clearing and settlement bank for transactions originating from merchants maintaining a depository account with First Union for receipt of payment of cleared transactions. The Depositary and Settlement Agreement provides, however, that NOVA may solicit from one or more other member clearing banks proposals to provide clearing and settlement services to such merchants, although First Union will have the opportunity to match the terms and conditions of any such third party proposal. The Depositary and Settlement Agreement expires January 31, 2003.

  Concurrently with the consummation of the First Union Alliance, NOVA, its shareholders and First Union entered into a Shareholders Agreement which, among other things, provides that NOVA may, at its option and subject to agreement on price and other terms, purchase from First Union any merchant portfolios acquired by First Union through whole-bank or other acquisitions. The Shareholders Agreement also imposes restrictions on NOVA's ability to engage in certain new business activities or proceed with acquisitions of entities engaged in business activities substantially different from those currently conducted by NOVA. Accordingly, NOVA may be limited in its ability to seek or take advantage of certain business opportunities or relationships which differ substantially from the business activities NOVA currently conducts.

 Transactions With KeyBank

  On January 21, 1998, NOVA consummated the KeyBank Joint Venture with KeyBank pursuant to which NOVA and KeyBank formed Key Merchant Services. Key Merchant Services is jointly owned by NOVA and a wholly-owned subsidiary of KeyBank. Stephen E. Wall, a director of NOVA and a NOVA Designated Director, is an executive officer of KeyBank. For more information concerning the KeyBank Joint Venture, see "--Business of NOVA--Recent Transactions."

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The table below sets forth certain information regarding the beneficial ownership of the NOVA Stock as of August 20, 1998 of (i) each person or entity known by NOVA to own beneficially 5% or more of the NOVA Stock, (ii) each director of NOVA, (iii) each Named Executive Officer, and (iv) all directors and executive officers of NOVA as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

                                                           SHARES BENEFICIALLY
                                                                  OWNED
                                                          ---------------------
                     NAME AND POSITION                    NUMBER(1)  PERCENT(2)
                     -----------------                    ---------- ----------
   PRINCIPAL SHAREHOLDERS
    Warburg, Pincus Investors, L.P.(3)...................  8,853,182   25.8 %
    First Union Corporation(4)...........................  6,824,470   19.9
    WorldCom, Inc.(5)....................................  1,893,379    5.5
   NAMED EXECUTIVE OFFICERS AND DIRECTORS
    Edward Grzedzinski(6)................................    848,971    1.9
    James M. Bahin(7)....................................    718,383    1.5
    Pamela A. Joseph(8)..................................    226,123     *
    John M. Perry(9).....................................    254,500     *
    Rebecca L. Powell(10)................................    187,183     *
    Charles T. Cannada(5)................................  1,893,379    5.5
    Dr. James E. Carnes(11)..............................      5,200     *
    U. Bertram Ellis(12).................................      7,000     *
    Dr. Henry Kressel(3).................................  8,853,182   25.8
    Joseph P. Landy(3)...................................  8,853,182   25.8
    Maurice F. Terbrueggen, Jr.(4).......................  6,824,470   19.9
    Stephen E. Wall(13)..................................      3,000       *
    All executive officers and directors as a group (12
     persons)(14)........................................ 19,821,391   54.2

--------
  * Less than 1% of the outstanding NOVA Stock.
 (1) Includes shares of NOVA Stock which the named shareholder has a right to acquire upon the exercise of vested and nonvested options.
 (2) Includes shares of NOVA Stock which the named shareholder has a right to acquire, upon the exercise of options, within 60 days of the date of this Joint Proxy Statement/Prospectus but not options that become exercisable after such date. Such shares receivable upon the exercise of options are deemed outstanding for purposes of completing the percentage ownership of the person holding such shares, but are not deemed outstanding for purposes of computing the percentage ownership of any other person shown in the table.
 (3) The shares shown are owned by Warburg. The sole general partner of Warburg is Warburg, Pincus & Co., a New York general partnership ("WP").
     E. M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), manages Warburg. The members of EMW LLC are substantially the same as the partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. WP, as the sole general partner of Warburg, has a 20% interest in the profits of Warburg. Dr. Kressel and Mr. Landy, directors of NOVA, are Managing Directors and members of EMW LLC and general partners of WP. As such, Dr. Kressel and Mr. Landy may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by Warburg and WP. Dr. Kressel and Mr. Landy disclaim beneficial ownership of the shares. The named shareholders' address is 477 Lexington Avenue, 10th Floor, New York, New York 10017.
 (4) The shares indicated are owned beneficially by indirect, wholly-owned subsidiaries of First Union. Pursuant to the terms of a voting agreement among FUNB and such subsidiaries, FUNB holds the proxy for each of such subsidiaries with respect to such shares. Accordingly, each of First Union and FUNB may be deemed to be the beneficial owner of all such shares within the meaning of Rule 13d-3 under the Exchange Act. Such shares also may be attributed to Mr. Terbrueggen, a director of NOVA, who serves as Senior Vice President of First Union. Mr. Terbrueggen disclaims beneficial ownership of the shares. First Union's and Mr. Terbrueggen's address is Two First Union Center, 301 South College Street, Charlotte, North Carolina 28288.
 (5) The shares shown are owned by WorldCom. Mr. Cannada may be deemed to beneficially own the shares within the meaning of Rule 13d-3 under the Exchange Act due to his affiliation with WorldCom as a Senior Vice President. Mr. Cannada disclaims beneficial ownership of these shares. Mr. Cannada's and WorldCom's address is 515 East Amite, Jackson, Mississippi 39201.
 (6) Includes 25,000 shares held in the name of Mr. Grzedzinski's spouse, 50 shares held by his spouse as custodian for a minor child, and 50 shares held by Mr. Grzedzinski's daughter. Also includes 262,618 shares that Mr. Grzedzinski may acquire, upon the exercise of options, within 60 days of the date of this Joint Proxy Statement/Prospectus, and 196,713 shares that Mr. Grzedzinski may acquire upon the exercise of options which will not be exercisable within the aforementioned 60 day period.
 (7) Includes 268,859 shares that Mr. Bahin may acquire, upon the exercise of options, within 60 days of the date of this Joint Proxy Statement/Prospectus, and 196,713 shares that Mr. Bahin may acquire upon the exercise of options which will not be exercisable within the aforementioned 60 day period.
 (8) Includes 19,750 shares that Ms. Joseph may acquire, upon the exercise of options, within 60 days of the date of this Joint Proxy Statement/Prospectus, and 164,240 shares that Ms. Joseph may acquire upon the exercise of options which will not be exercisable within the aforementioned 60 day period.
 (9) Includes 57,375 shares that Mr. Perry may acquire, upon the exercise of options, within 60 days of the date of this Joint Proxy Statement/Prospectus, and 197,125 shares that Mr. Perry may acquire upon the exercise of options which will not be exercisable within the aforementioned 60 day period.
(10) Includes 153,506 shares that Ms. Powell may acquire upon the exercise of options which will not be exercisable within 60 days of the date of this Joint Proxy Statement/Prospectus.
(11) Includes 5,000 shares that Dr. Carnes may acquire upon the exercise of options which will not be exercisable within 60 days of the date of this Joint Proxy Statement/Prospectus.

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

(12) Includes 2,000 shares that Mr. Ellis may acquire, upon the exercise of options, within 60 days of the date of this Joint Proxy Statement/Prospectus, and 5,000 shares that Mr. Ellis may acquire upon the exercise of options which will not be exercisable within the aforementioned 60 day period.
(13) Includes 2,000 shares that Mr. Wall may acquire upon the exercise of options which will not be exercisable within 60 days of the date of this Joint Proxy Statement/Prospectus.
(14) Includes 610,602 shares which may be acquired upon the exercise of options within 60 days of the date of this Joint Proxy Statement/Prospectus, and 920,297 shares which may be acquired upon the exercise of options that will not be exercisable within 60 days of the date of this Joint Proxy Statement/Prospectus. Includes 6,824,470 shares owned by indirect wholly-owned subsidiaries of First Union and included due to the affiliation of Mr. Terbrueggen with First Union. Includes 8,853,182 shares owned by Warburg and included due to the affiliation of Dr. Kressel and Mr. Landy with Warburg. Includes 1,893,379 shares owned by WorldCom and included due to Mr. Cannada's affiliation with WorldCom.

                          INFORMATION CONCERNING PMT

  PMT, conducting business directly and through its operating subsidiaries, is an ISO which markets and services electronic credit card authorization and payment systems to merchants located throughout the United States. PMT's operating and growth strategies focus on expanding PMT's customer base of small merchants through trade and other association affiliations, telemarketing, acquiring subsidiary sales forces, merchant portfolio purchases and the provision of high levels of customer service. PMT has experienced rapid growth in its total merchant portfolio base which has caused significant growth in PMT's revenues and earnings. From July 31, 1989 to July 31, 1997, PMT's revenues increased from $4.3 million to $284.2 million. This increase in revenues resulted primarily from the purchase of merchant portfolios, the acquisition of operating businesses with existing merchant portfolios, new merchant contracts generated through PMT's internal marketing and sales efforts and, to a lesser extent, revenue enhancements with existing merchants.

  PMT's sales force generally targets small merchants for its primary customer base. These merchants typically have a low volume of credit card transactions, are difficult to identify and have traditionally been underserved by credit card processors. Management of PMT estimates that there are approximately 3.0 million merchant locations in the United States currently accepting VISA and MasterCard credit cards in the small merchant market segment and approximately
2.2 million of such small merchant locations who have credit card processing equipment utilizing electronic processing for credit card transactions. The balance of these small merchant locations still utilize paper-based authorization and settlement. Management of PMT believes that small- and medium-sized merchants offer PMT significant growth opportunities for (i) installing and servicing credit card authorization and payment systems, (ii) converting small- and medium-sized merchants currently accepting credit cards from a paper-based system to an electronic processing system and (iii) migrating from paper and cash to electronic format of presentment of other payment systems such as debit and electronic benefits transfer.

  PMT markets and services electronic credit card authorization and payment systems pursuant to contractual relationships with processing banks that are members of VISA and MasterCard. Under such contractual relationships, PMT's processing banks process merchant credit card transactions pursuant to contracts, the terms of which have been negotiated by PMT (or certain other independent service organizations from whom PMT has acquired merchant portfolios) and approved by the processing bank. PMT's processing banks withhold from the merchants a discount rate and various fees for the processing of each credit card transaction. From PMT's discount rate revenues, amounts are paid to the issuing bank, the network service provider, VISA or MasterCard and to the processing bank.

  The primary source of revenue for PMT is the discount rate paid by the merchant for each credit card transaction processed for that merchant. In addition to revenues derived from the discount rate, PMT receives periodic fees from most of its merchants for providing various other services. The discount rate and fees are negotiated by PMT, within the terms of PMT's processing agreements, with each of the merchants to which PMT provides services. PMT contracts with third parties to provide a portion of the services to the merchant, including communication networks, transaction processing and monthly preparation of detailed merchant statements. Additionally, PMT complies with the pricing structures established by VISA and MasterCard associations for the interchange fee paid to the retail consumers' card-issuing banks and the associations' fees. The primary costs incurred by PMT in delivering its services to the merchants are (i) an interchange fee paid to the card-issuing bank which is set by the VISA and MasterCard associations and which is calculated as a percentage of the transaction amount, (ii) a fee calculated as a percentage of the transaction amount that is paid to the VISA or MasterCard association which is established by the member banks of the VISA and MasterCard associations, (iii) a fixed, per-transaction fee paid to the network service provider which is negotiated between PMT and the network service provider, and (iv) a fixed, per-transaction fee paid to the processing bank which is negotiated between PMT and the processing bank. PMT recognizes as revenue in its statement of income the full discount rate collected from the merchant and various fees associated with servicing merchant accounts. Also, the various costs incurred by PMT discussed above (e.g., amount paid to the card-issuing bank and network provider) are reflected as costs of revenues.

  In pursuing its operating and growth strategies, PMT utilizes a multi-faceted marketing approach which includes a nationwide field sales and telemarketing force. PMT also has various relationships with other ISOs, independent sales representatives and joint marketing arrangements with banks. Since the beginning of fiscal 1997, PMT has pursued acquisitions of operating businesses with significant field sales forces to improve PMT's internal growth capabilities. As a result of these acquisitions, PMT provides services to many of the nation's key population centers. This field sales force represents PMT's primary channel for internal merchant account acquisitions.

  PMT provides comprehensive customer service and support to merchants requiring consultative problem solving and account management. Management of PMT believes providing cost-effective, reliable and responsive service is the most effective long-term strategy to retain its merchant base. PMT maintains a department of customer service personnel available 24-hours a day to respond to inquiries from merchants regarding terminal, communication and training issues. Service personnel provide terminal application consultation by telephone and regularly reprogram terminals via telephone lines to accommodate particular merchant needs regarding program enhancements, terminal malfunctions and VISA and MasterCard regulations. In addition, merchants may obtain direct, personal assistance in reconciling network and communications problems, including problems with network outages and local phone company services.

  On May 14, 1998, PMT acquired MBN, an ISO with a merchant portfolio generating annualized charge volume of approximately $400 million. Pursuant to the merger agreement between PMT and MBN, PMT acquired all of the issued and outstanding capital stock of MBN, and MBN became a wholly-owned subsidiary of PMT. Total consideration paid was 987,500 shares of PMT Stock, which was determined through arm's length negotiations. Pursuant to the merger agreement, PMT has registered for resale 25% of the aggregate number of shares of PMT Stock issued to the shareholders of MBN.

  On July 30, 1998, PMT acquired Superior, an ISO with a merchant portfolio generating annualized charge volume of approximately $1.0 billion. Pursuant to the merger agreement between PMT and Superior, PMT acquired all of the issued and outstanding capital stock of Superior, and Superior became a wholly-owned subsidiary of PMT. Total consideration paid was 3,720,930 shares of PMT Stock, which was determined through arm's length negotiations. Pursuant to the merger agreement, PMT has agreed to register for resale up to 25% of the aggregate number of shares of PMT Stock issued to the shareholders of Superior.

  Additional information concerning PMT is included in the reports, proxy statements and other information of PMT filed with the Commission which are incorporated by reference in this Joint Proxy Statement/Prospectus. See "Incorporation of Certain Information by Reference."

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

                       DESCRIPTION OF NOVA CAPITAL STOCK

  The authorized capital stock of NOVA consists of 50,000,000 shares of NOVA Stock, $.01 par value per share, and 5,000,000 shares of Preferred Stock, without par value ("Preferred Stock"). NOVA Proposal 2 would increase the number of authorized shares of NOVA Stock from 50,000,000 to 200,000,000.

NOVA STOCK

  As of August 20, 1998, there were 34,289,850 shares of NOVA Stock outstanding and held of record by approximately 46 shareholders. Holders of NOVA Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors. NOVA's Articles of Incorporation provide that holders of Voting Stock (defined as stock entitled to vote in the election of directors) may cumulate their votes. Accordingly, holders of NOVA Stock are entitled to cumulate their votes in the election of directors, and it is possible for the holders of less than a majority of the shares of NOVA Stock to elect one or more of NOVA's directors.

  Subject to the preferences that may be applicable to any then outstanding Preferred Stock, holders of NOVA Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board out of funds legally available therefor. Upon any liquidation, dissolution or winding up, whether voluntary or involuntary, of NOVA, holders of NOVA Stock are entitled to receive pro rata all assets available for distribution to shareholders after payment or provision for payment of the debts and other liabilities of NOVA and the liquidation preferences of any then outstanding Preferred Stock. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of NOVA Stock. All outstanding shares of NOVA Stock are, and all shares of NOVA Stock to be outstanding upon consummation of the Merger will be, fully paid and nonassessable.

PREFERRED STOCK

  Pursuant to NOVA's Articles of Incorporation, NOVA is authorized to issue up to 5,000,000 shares of Preferred Stock. No shares of Preferred Stock currently are outstanding. The Preferred Stock may be issued at any time or from time to time in one or more classes or series with such designations, powers, preferences, rights, qualifications, limitations and restrictions (including dividend, conversion and voting rights) as may be fixed by the Board of Directors, without any further vote or action by the shareholders. Although NOVA has no present plans to issue any Preferred Stock, the ownership and control of NOVA by the holders of the NOVA Stock would be diluted if NOVA were to issue Preferred Stock that had voting rights or that was convertible into NOVA Stock. In addition, the holders of Preferred Stock issued by NOVA would be entitled by law to vote on certain transactions such as a merger or consolidation, and thus the issuance of Preferred Stock could dilute the voting rights of the holders of the NOVA Stock on such issues. The issuance of Preferred Stock also could have the effect of delaying, deferring or preventing a change in control of NOVA.

AGREEMENTS AND RESTRICTIONS RELATING TO STOCK

  In connection with the consummation of the First Union Alliance, NOVA, First Union, Warburg, WorldCom and each of the other Original Shareholders of NOVA entered into the Shareholders Agreement. Pursuant to the Shareholders Agreement, each Original Shareholder agreed not to sell or transfer NOVA's equity securities except as expressly permitted by the Shareholders Agreement. The Shareholders Agreement also provides that Warburg and First Union each has a right of first refusal with respect to any security offered or sold by NOVA which is convertible into or exchangeable for NOVA Stock; this right of first refusal does not extend to securities issued by NOVA in connection with the distribution of securities in the Merger.

FIRST UNION VOTING AGREEMENT

  The shares of NOVA Stock owned by First Union are held of record by indirect, wholly-owned subsidiaries of First Union. Each of such subsidiaries has entered into a voting agreement with FUNB that grants FUNB the right to vote all of the shares of NOVA Stock held by such subsidiaries. This proxy automatically terminates upon the transfer of such shares to any person that is not an affiliate of First Union, and also may be terminated by such subsidiaries upon written notice delivered to FUNB at least 15 days prior to the proposed date of termination.

CERTAIN CHARTER AND BYLAW PROVISIONS

  Shareholders' rights and related matters are governed by the Georgia Business Corporation Code and NOVA's Articles of Incorporation and Bylaws, as amended. Certain provisions of the Articles of Incorporation and Bylaws of NOVA, which are summarized below, could either alone or in combination with each other, have the effect of preventing a change in control of NOVA or making changes in management more difficult.

  Limitation of Directors' Liability. NOVA's Articles of Incorporation eliminate, subject to certain exceptions, the personal liability of directors to NOVA or its shareholders for monetary damages for breaches of each director's duty of care or other duties as a director. The Articles do not provide for the elimination of or any limitation on the personal liability of a director for (i) any appropriation, in violation of the director's duties, of any business opportunity of NOVA, (ii) acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) unlawful corporate distributions, or (iv) any transaction from which the director received an improper benefit. In addition, NOVA's Bylaws provide broad indemnification rights to directors and officers so long as the director or officer acted in a manner he or she believed in good faith to be in, or not opposed to, the best interests of NOVA, and with respect to criminal proceedings, if the director had no reasonable cause to believe his or her conduct was unlawful. NOVA is also required to indemnify its directors and officers against reasonable expenses incurred in the defense of any action if the director or officer has been successful in such defense. NOVA may not indemnify any of its directors or officers, however, against any liability incurred in connection with a proceeding in which the director or officer was adjudged liable on the basis that personal benefit was improperly received by him or her or in connection with a proceeding by or in the right of NOVA in which the director or officer was adjudged liable to NOVA. These provisions of the Articles and Bylaws will limit the remedies available to a shareholder who is dissatisfied with a Board decision protected by these provisions, and such shareholder's only remedy in that circumstance may be to bring a suit to prevent the Board's action. In many situations, this remedy may not be effective, as, for example, when shareholders have no prior awareness of the Board's consideration of the particular transaction or event.

  Anti-Takeover Provisions. NOVA's Articles of Incorporation authorize NOVA to issue up to 5,000,000 shares of Preferred Stock with such designations, powers, preferences and rights as may be fixed by the Board of Directors, without any further vote or action by the shareholders. The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of NOVA.

  Constituency Considerations. NOVA's Articles of Incorporation provide the Board of Directors the right to consider the interests of various constituencies, including employees, customers, suppliers and creditors of NOVA, as well as the communities in which NOVA is located, in addition to the interest of NOVA and its shareholders, in discharging their duties in determining what is in NOVA's best interests.

  Election, Term and Removal of Directors. NOVA's Articles of Incorporation provide that the Board of Directors will consist of not less than seven persons, with all directors to be elected by the holders of shares of NOVA's voting stock at the annual meeting of shareholders. Such directors shall serve until the election of their successors at the next annual meeting of shareholders. Under Georgia law, the articles of incorporation or a bylaw adopted by the shareholders may provide for staggering the terms of the directors by dividing the total number of directors into two or more groups, with each group containing, to the extent practicable, an equal number of directors. NOVA's Articles of Incorporation provide that no bylaw, resolution, written consent or amendment to the Articles of Incorporation purporting to create a classified or "staggered" Board of Directors or requiring prior notice or qualification of members for director shall be effective. For a discussion of the Board of Directors of NOVA following the Merger, see "Proposal 1--The Proposed Merger--Management and Operations After the Merger."

  NOVA's Articles of Incorporation and Bylaws provide that directors may be removed with or without cause at any annual or special meeting of the shareholders. Under Georgia law, if cumulative voting is authorized, a director may not be removed if the number of votes sufficient to elect him under cumulative voting is voted against his removal; if cumulative voting is not authorized, a director may be removed only by a majority of the votes entitled to be cast. Accordingly, under NOVA's Articles of Incorporation, a director may not be removed if the number of votes sufficient to elect him is voted against his removal.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for NOVA Stock is FUNB.

                       COMPARISON OF SHAREHOLDER RIGHTS

  At the Effective Time, PMT shareholders will become NOVA shareholders. Because NOVA is incorporated in Georgia and PMT is incorporated in Tennessee, holders of the shares of PMT Stock, whose rights are currently governed by Tennessee corporate law and the Amended and Restated Charter of PMT, as amended (the "PMT Charter"), and the Bylaws of PMT, as amended, (the "PMT Bylaws") will have the rights and obligations as shareholders of NOVA after the Merger governed by Georgia law and the NOVA Articles of Incorporation and Bylaws. Set forth below is a summary comparison of the rights of a NOVA shareholder under Georgia law, the NOVA Articles of Incorporation, as amended, and NOVA Bylaws, as amended, on the one hand, and the rights of a PMT shareholder under Tennessee law, the PMT Charter and the PMT Bylaws, on the other hand. The information set forth below is qualified in its entirety by reference to the Georgia Business Corporation Code (the "GBCC"), the NOVA Articles of Incorporation, the NOVA Bylaws, the Tennessee Business Corporation Act (the "TBCA"), the PMT Charter and the PMT Bylaws.

AUTHORIZED CAPITAL STOCK

  PMT. PMT is authorized by the PMT Charter to issue up to 110,000,000 shares of capital stock of which 100,000,000 PMT shares are designated PMT Common Stock, $.01 par value per share (previously defined herein as the "PMT Stock"), and 10,000,000 shares are designated PMT Preferred Stock, $.01 par value per share. As of August 20, 1998, there were approximately 52,655,844 shares of PMT Stock issued and outstanding, and 57,344,156 shares were available for issuance. In addition, there were outstanding options under PMT stock option plans and warrants granted outside of such plans to purchase an additional 3,204,308 shares of PMT Stock. Furthermore, 10,000 shares are reserved for issuance upon the exercise of outstanding warrants. The Board of Directors of PMT has the authority to issue PMT Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions for each such series, without any further vote or action by the shareholders. As of August 20, 1998, there were no shares of PMT Preferred Stock issued and outstanding, and the Board of Directors of PMT has no present intention of issuing shares of PMT Preferred Stock.

  NOVA. The authorized capital stock of NOVA consists of 50,000,000 shares of Common Stock, $.01 par value per share (previously defined herein as "NOVA Stock"), and 5,000,000 shares of Preferred Stock, without par value. As of August 20, 1998, there were 34,289,850 shares of NOVA Stock issued and outstanding, 30 shares were treasury shares, and 15,710,150 shares were available for issuance. In addition, there were 709,391 shares of NOVA Stock subject to options granted under NOVA's 1991 Stock Option and Stock Appreciation Rights Plan, as amended, but not exercised, an additional 2,000,000 shares were reserved for issuance under the Plan, as amended, and 16,000 shares were subject to options granted under the Directors Plan. NOVA's Board of Directors has approved an amendment to NOVA's Articles of Incorporation to increase the number of authorized shares of NOVA Stock from 50,000,000 to 200,000,000 shares. If the proposed amendment is approved by the shareholders at the NOVA Special Meeting, prior to the Effective Time NOVA will increase the number of authorized shares by filing an amendment to its Articles of Incorporation with the Georgia Secretary of State. Approximately 37,648,930 shares of NOVA Stock will be issued in the Merger and approximately 2,291,080 shares will be reserved for issuance upon the exercise of options and warrants that, prior to the Effective Time, represented the right to purchase shares of PMT Stock. As of August 20, 1998, there were no shares of NOVA Preferred Stock outstanding. See "Proposal 2--Amendment to the Articles of Incorporation of NOVA."

  The NOVA Preferred Stock may be issued at any time or from time to time in one or more classes or series with such designations, powers, preferences, rights, qualifications, limitations and restrictions (including dividend, conversion and voting rights) as may be fixed by the Board of Directors of NOVA, without any further vote or action by the NOVA shareholders, unless such action is required by applicable rules or regulations or by the terms of other outstanding series of preferred stock. Any shares of NOVA Preferred Stock which may be issued may rank prior to shares of NOVA Stock as to payment of dividends and upon liquidation. See "Description of NOVA Capital Stock."

  If Proposal 2 is approved the number of authorized shares of NOVA Stock and NOVA Preferred Stock which may be issued by NOVA without shareholder approval will be sufficient to enable NOVA to declare stock splits and dividends and will enhance NOVA's flexibility to engage in a variety of business transactions, including additional acquisitions and the raising of new capital. Additionally, in the event of a proposed merger, tender offer or other attempt to gain control of NOVA of which the Board of Directors of NOVA does not approve, it would be possible for the Board of Directors to authorize the issuance of additional shares of NOVA Stock to a person or entity that thereby might obtain sufficient voting power to impede completion of the proposed merger, tender offer or other transaction. Therefore, an effect of the increased number of authorized shares that are not issued or reserved may be to deter a future takeover attempt that some or a majority of the holders of NOVA Stock may deem to be in their best interests or in which holders of NOVA Stock may receive a premium for their shares over the then market price. Additionally, NOVA's Board of Directors could issue a series of Preferred Stock with rights more favorable with regard to dividends and liquidation than the rights of the holders of NOVA Stock and which could also be used for the purpose of preventing an attempt to gain control of NOVA of which the Board of Directors does not approve. NOVA's Board of Directors, however, has no current plans to issue shares of NOVA Stock or NOVA Preferred Stock after the Merger. For a description of the terms of NOVA's capital stock, see "Description of NOVA Capital Stock."

AMENDMENT OR REPEAL OF THE CHARTER OR ARTICLES OF INCORPORATION

  PMT. With the exception of certain administrative amendments, the TBCA requires approval by holders of at least a majority of the outstanding shares entitled to vote thereon to repeal or amend the PMT Charter. The PMT Bylaws provide that a majority of the PMT Board of Directors or the holders of a majority of the outstanding shares of capital stock entitled to vote at a meeting may alter, amend or repeal the PMT Bylaws. The affirmative vote of at least 75% of the voting power of the shares entitled to vote at any election of directors shall be required to amend, alter, change or repeal any of the provisions in PMT's Charter and Bylaws relating to the number, election and removal of directors at a shareholder meeting called for such purpose.

  NOVA. With the exception of certain administrative amendments, the GBCC requires approval by holders of at least a majority of the votes entitled to be cast thereon to repeal or amend the NOVA Articles of Incorporation. The NOVA Bylaws provide that a majority of the NOVA Board of Directors or the holders of a majority of the votes entitled to be cast may alter or amend the NOVA Bylaws.

ELECTION, TERM AND REMOVAL OF THE BOARD OF DIRECTORS

  PMT. The PMT Charter provides that the PMT Board of Directors shall consist of at least three directors and not more than nine directors and that the size of the PMT Board of Directors may be fixed by the directors then in office. Directors are divided into three classes with elections for one class of directors being held at each annual meeting of shareholders. Directors of PMT are elected by a plurality of votes cast at the annual meeting of shareholders. Vacancies in the Board of Directors and newly created directorships resulting from any increase in the authorized number of directors are filled by a majority of directors then in office or the shareholders. The PMT Bylaws also provide for the election of an Advisory Board of Directors by the majority of the Board of Directors. Such Advisory Directors, who are to assist the Board of Directors in its conduct of the affairs of PMT, hold office for such term as determined by the Board of Directors. Currently, PMT has no Advisory Directors.

  The PMT Bylaws provide that a director may be removed only for cause by either (i) an affirmative vote of holders of 75% or more of the voting power of the shares entitled to vote at a special meeting of the shareholders called for the purpose, or (ii) a majority of the entire Board of Directors at a special meeting called for the purpose.

  NOVA. The NOVA Articles of Incorporation provide that the Board of Directors will consist of not less than seven persons, with all directors to be elected by the holders of shares of the NOVA Stock at the annual meeting of shareholders. The NOVA Articles of Incorporation provide that holders of NOVA Stock may cumulate their votes. Accordingly, it is possible for the holders of less than a majority of the shares of NOVA Stock to elect one or more of the NOVA directors. The NOVA Articles of Incorporation provide that no bylaw, resolution, written consent or amendment to the NOVA Articles of Incorporation purporting to create a classified or staggered board of directors or requiring prior notice or qualification of members for director shall be effective.

  NOVA directors may be removed with or without cause at any annual or special meeting of the shareholders. Under the GBCC, if cumulative voting is authorized, a director may not be removed if the number of votes sufficient to elect him under cumulative voting is voted against his removal; if cumulative voting is not authorized, a director may be removed only by a majority of the votes entitled to be cast. Accordingly, under the NOVA Articles of Incorporation, a director may not be removed if the number of votes sufficient to elect him is voted against his removal.

LIABILITY OF DIRECTORS

  PMT. The PMT Charter provides that directors of PMT shall not be personally liable to PMT or its shareholders for monetary damages for any breach of fiduciary duty by such director as a director. A director shall be liable to the extent provided by applicable law for breach of the director's duty of loyalty to PMT or its shareholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or for liability pursuant to the TBCA relating to unlawful distributions.

  The PMT Charter provides that PMT will indemnify and upon request shall advance expenses to, any person who was, or is a party to, or is threatened to be made a party to, any such action because such person is or was a director, officer or employee of PMT or is or was serving at the request of PMT as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise. This indemnification is subject to the limitations stated above.

  The Merger Agreement provides that all rights to indemnification for acts or omissions occurring at or prior to the Effective Time of the Merger now existing in favor of the current or former directors or officers of PMT as provided by Tennessee law or in PMT's Charter or Bylaws shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of six years from the Effective Time.

  In addition, NOVA shall cause to be provided, for a period of six years from the Effective Time, to PMT's existing officers and directors an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is no less favorable than PMT's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that NOVA shall not be required to pay an annual premium for such insurance in excess of 300% of the last annual premium paid prior to July 17, 1998, but in such case shall purchase as much coverage as possible for such amount.

  NOVA. The NOVA Articles of Incorporation eliminate, to the fullest extent permitted by Georgia law subject to certain exceptions, the personal liability of directors to NOVA or its shareholders for monetary damages for breaches of each director's duty of care or other duties as a director. The NOVA Articles of Incorporation do not provide for the elimination of or any limitation on the personal liability of a director for (i) any appropriation, in violation of the director's duties, of any business opportunity of NOVA, (ii) acts or omissions that involve intentional misconduct or a knowing violation of law,
(iii) unlawful corporate distributions, or (iv) any transaction from which the director received an improper benefit. Additionally, officers and directors of NOVA are presently covered by insurance which (with certain exceptions and within certain limitations) indemnifies them against any losses or liabilities arising from any alleged "wrongful act" including any alleged breach of duty, neglect, error, misstatement, misleading statement, omissions or other act done or wrongfully attempted. The cost of such insurance is borne by NOVA as permitted by the NOVA Bylaws and the laws of the State of Georgia.

CONVERSION AND DISSOLUTION

  PMT. The PMT Stock has no conversion features. The PMT Charter authorizes 10,000,000 shares of PMT Preferred Stock, $.01 par value per share, and provides that such shares of PMT Preferred Stock may have such voting powers, preferences and other special rights (including, without limitation, the right to convert the shares of such PMT Preferred Stock into shares of PMT Stock) as shall be determined by the Board of Directors.

  NOVA. The NOVA Stock has no conversion features. The NOVA Articles of Incorporation authorize 5,000,000 shares of NOVA Preferred Stock, without par value, and provide that such shares of NOVA Preferred

Stock may have such voting powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions (including, without limitation, whether the shares shall be convertible into or exchangeable for shares of any other class or classes of any stock or any other series of any class of stock of NOVA) as shall be determined by the Board of Directors.

SHAREHOLDER MEETINGS

  PMT. The PMT Bylaws provide that a special meeting of the PMT shareholders may be called by the President of PMT, the Board of Directors or by the holders of at least 10% of the outstanding shares of capital stock of PMT entitled to vote on any issue proposed to be considered at the proposed special meeting.

  NOVA. The NOVA Bylaws provide that a special meeting of the NOVA shareholders may be called at any time by the President of NOVA or any holder or holders of at least 25% of the outstanding NOVA Stock. Special meetings shall be held at such a time and place and on such date as shall be specified in the notice of the meeting.

CHANGE OF CONTROL

  PMT. The Tennessee Business Combination Act (the "Combination Act") provides that any corporation to which the Combination Act applies, including PMT, shall not engage in any "business combination," as defined in the Combination Act, with an "interested shareholder" for a period of five years following the date that such shareholder became an interested shareholder unless, prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder.

  "Interested shareholder" is defined in the Combination Act as any person that is (a) the beneficial owner of 10% or more of the voting power of any class or series of stock of the corporation or (b) is an affiliate and at any time within the five-year period immediately prior to the date in question was the beneficial owner of 10% or more of the voting power of any class of series of stock of the corporation.

  The Tennessee Control Share Acquisition Act (the "Acquisition Act") prohibits certain shareholders from exercising in excess of 20% of the voting power in a corporation acquired in a "control share acquisition," as defined in the Acquisition Act, unless such voting rights have been previously approved by the disinterested shareholders of the corporation. The Acquisition Act does not apply to PMT at present, because PMT has not elected to be covered by such act. No assurance can be given that such an election, which must be expressed in the form of a charter or bylaw provision, will be made by PMT.

  The Tennessee Greenmail Act prohibits PMT from purchasing or agreeing to purchase any of its securities at a price in excess of fair market value from a holder of 3% or more of any class of such securities who has beneficially owned such securities for less than two years, unless such purchase has been approved by the affirmative vote of a majority of the outstanding shares of such class of voting stock issued by PMT or PMT makes an offer of at least equal value per share to all holders of shares of such class.

  NOVA. The NOVA Articles of Incorporation provide that NOVA shall not adopt any Protective Measure (as defined below) without first having obtained the written consent (in addition to any other shareholder approval, if any, as may be required by law, the NOVA Articles of Incorporation or the NOVA Board of Directors) of each Major Shareholder (defined as each of Warburg and First Union); provided that in the event that any Major Shareholder shall object in writing to a proposed Protective Measure, NOVA may adopt such proposed Protective Measure with the affirmative vote of a majority of the votes entitled to be cast by the holders of the outstanding NOVA Stock.

  A Protective Measure is (i) any amendment of the NOVA Articles of Incorporation or NOVA Bylaws or resolution of the NOVA Board of Directors purporting to apply to NOVA the provisions of the GBCC concerning fair price requirements or business combinations with interested shareholders and (ii) any amendment of the NOVA Articles of Incorporation or NOVA Bylaws, resolution of the NOVA Board of Directors, or written consent adopting any shareholder rights plan or other defensive measure aimed at preventing or substantially limiting the potential for any merger, business combination, or purchase of NOVA or its equity securities by or with any individual, group, or entity).

  Additionally, NOVA's Articles of Incorporation authorize NOVA to issue up to 5,000,000 shares of NOVA Preferred Stock with such designations, powers, preferences and rights as may be fixed by the NOVA Board of Directors, without any further vote or action by the shareholders. The issuance of NOVA Preferred Stock could have the effect of delaying, deferring or preventing a change in control of NOVA.

        PROPOSAL 2--AMENDMENT TO THE ARTICLES OF INCORPORATION OF NOVA

  NOVA's Board of Directors has approved an amendment to NOVA's Articles of Incorporation to increase the number of authorized shares of NOVA Stock from 50,000,000 to 200,000,000 shares. If approved by the shareholders, NOVA would immediately increase the number of authorized shares by filing an amendment to its Articles of Incorporation with the Georgia Secretary of State. The authorized capital stock of NOVA currently consists of 50,000,000 shares of NOVA Stock and 5,000,000 shares of Preferred Stock.

  The proposed amendment to the Articles of Incorporation is a condition to the closing of the Merger, so that NOVA will have a sufficient number of authorized shares of NOVA Stock to issue to holders of PMT Stock upon the Merger. Upon consummation of the Merger, NOVA will have approximately 71,938,780 shares of NOVA Stock outstanding and reserved for issuance. In order to provide NOVA with the ability to issue shares of NOVA Stock pursuant to the Merger, and to otherwise have sufficient shares of NOVA Stock available for issuance from time to time in the discretion of the Board of Directors upon its determination that such issuance is appropriate and in the best interests of NOVA, the Board of Directors has approved, and recommends that NOVA's shareholders approve, the amendment to the NOVA Articles of Incorporation increasing the number of authorized shares of NOVA Stock to 200,000,000 shares. If the shareholders approve Proposal 2, the number of shares of NOVA Stock which may be issued without shareholder approval will be sufficient to enable NOVA to declare stock splits and dividends and will enhance NOVA's flexibility to engage in a variety of business transactions, including additional acquisitions and the raising of new capital. Other than the Merger, NOVA currently is not a party to any agreement, letter of intent or understanding with any other party respecting any additional acquisitions in exchange for NOVA Stock. However, NOVA may pursue acquisition opportunities as they become available upon a determination that such opportunities meet NOVA's criteria and are in NOVA's best interest.

  If NOVA Proposal 1 or NOVA Proposal 2 is not approved or the Merger is not consummated for any reason, but the amendment to the NOVA Articles of Incorporation is approved by NOVA shareholders, the amendment will be effective and will be implemented by NOVA.

  The amendment to the NOVA Articles of Incorporation to increase the number of authorized shares of NOVA Stock requires the vote of the holders of a majority of the outstanding shares of NOVA Stock.

  THE BOARD OF DIRECTORS OF NOVA UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL AND ADOPTION OF THE PROPOSED AMENDMENT TO THE NOVA ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF NOVA STOCK FROM 50,000,000 TO 200,000,000 SHARES.

                 PROPOSAL 3--AMENDMENT TO THE NOVA CORPORATION

                      1996 EMPLOYEES STOCK INCENTIVE PLAN

GENERAL

  The shareholders are being asked to consider and approve an amendment to the Plan to increase the number of shares which could be subject to ESIP Stock Rights (as defined below) under the Plan from 2,000,000 shares to 6,000,000. The Board of Directors believes that stock ownership is an important incentive for employees to influence the success of NOVA, and that it is in the best interests of NOVA to have more shares of NOVA Stock available subject to ESIP Stock Rights under the Plan. The purpose of the Plan is to further the growth and development of NOVA by encouraging employees to obtain a proprietary interest in NOVA by owning or sharing in the appreciation of its stock. On June 17, 1998 and August 4, 1998, the Board of Directors approved the amendment to the Plan, subject to the approval of the amendment by NOVA's shareholders at the NOVA Special Meeting. The amendment is intended to facilitate future grants of ESIP Stock Rights to employees of NOVA and PMT after the consummation of the Merger. In approving the amendment to the Plan, the Board of Directors considered a number of factors, including the number of shares of NOVA Stock currently available under the Plan that are not subject to outstanding ESIP Stock Rights, the number of employees of NOVA and PMT that will be eligible to participate in the Plan following the Merger, and the past practice of PMT of granting options in connection with acquisition transactions.

  The following is a summary of the Plan and the proposed amendment thereto. A copy of the full text of the Plan, as proposed to be amended, will be furnished to any shareholder upon written request made to the Secretary of NOVA.

  If NOVA Proposal 1 or NOVA Proposal 2 is not approved or the Merger is not consummated for any reason, but the amendment to the Plan is approved by NOVA shareholders, the amendment will be effective and will be implemented by NOVA.

ELIGIBLE PARTICIPANTS; PROPOSED AMENDMENT

  Under the current terms of the Plan, the individuals eligible to receive Incentive Stock Options ("Incentive Options"), Non-qualified Stock Options ("NQSOs"), Stock Appreciation Rights ("SARs") and restricted stock awards (collectively, "ESIP Stock Rights") are employees of NOVA or NOVA's subsidiary corporations, including such employees who are also members of the Board of Directors of NOVA or of any parent or subsidiary corporation of NOVA or any parent or subsidiary of NOVA that conducts business as a limited liability company, a limited liability corporation or a partnership; provided, however, that no non-employee director shall be eligible to receive any ESIP Stock Rights pursuant to the Plan. The number of eligible participants in the Plan as of July 31, 1998 was approximately 740 persons. The employees of PMT will become eligible to participate in the Plan at the Effective Time.

ADMINISTRATION

  The Plan is administered by a committee composed of two or more disinterested outside directors of NOVA (the "ESIP Committee"). The ESIP Committee has discretionary authority (i) to determine the individuals to whom ESIP Stock Rights will be granted from among those individuals who are eligible, as well as the terms of ESIP Stock Rights and the number of shares of NOVA Stock issuable in connection with such ESIP Stock Rights, (ii) to determine whether an option will constitute an Incentive Option or a NQSO, and
(iii) to interpret the provisions of, and prescribe, amend and rescind any rules and regulations relating to, the Plan.

NUMBER OF SHARES AVAILABLE

  The Plan currently has 2,000,000 shares of NOVA Stock reserved for issuance, of which 120,045 shares have been issued pursuant to options exercised and 1,763,102 options were outstanding as of August 20, 1998. If the proposed amendment is approved by the shareholders, 4,000,000 additional shares of NOVA Stock will be available for ESIP Stock Rights under the Plan. Options to purchase NOVA Stock to be granted at the Effective Time upon conversion of outstanding options to purchase PMT Stock will not be granted under the Plan and, therefore, will not affect the number of shares of NOVA Stock available with respect to ESIP Stock Rights.

OPTION EXERCISE PRICE

  The exercise price of each Incentive Option shall not be less than 100% of the fair market value of the NOVA Stock at the time of grant, except that in the case of a grant to an employee who owns (within the meaning of Section 422(b)(6) of the Code) 10% or more of the outstanding stock of NOVA (a "10% Shareholder"), the exercise price shall be not less than 110% of such fair market value. The exercise price of each NQSO shall be at not less than 75% of fair market value of the NOVA Stock at the time of grant.

OPTION VESTING

  Incentive Options and NQSOs shall vest (i.e., become exercisable), unless otherwise agreed to or accelerated by the ESIP Committee, 25% on the first anniversary of the date of grant and 25% on each anniversary thereafter. Incentive Options and NQSOs issued under the Plan may not be exercisable on or after the tenth anniversary (fifth anniversary in the case of an Incentive Option granted to a 10% Shareholder) of the date of grant of such options.

RESTRICTED STOCK

  Restricted stock granted under the Plan will be subject to such restrictions as the ESIP Committee shall determine and will be subject to forfeiture by the recipient until the earlier of (i) the time such restrictions lapse or are satisfied, or (ii) the time such shares are forfeited. In addition to such other restrictions as may be determined by the ESIP Committee, all restricted stock granted under the Plan shall vest (i.e., become nonforfeitable) 25% on the first anniversary of the date of grant, and an additional 25% on each anniversary thereafter unless accelerated by the ESIP Committee. Generally, the termination of the recipient's employment with NOVA or any subsidiary for any reason will result in forfeiture of any restricted stock for which the restrictions have not lapsed, although the ESIP Committee may provide otherwise.

STOCK APPRECIATION RIGHTS

  An SAR entitles the holder thereof to receive, upon the surrender of the SAR (or portion thereof), an amount payable in NOVA Stock, cash or a combination of NOVA Stock and cash (as specified by the ESIP Committee at the time of grant or, if not so specified, as specified by the SAR recipient at the time of exercise) equal to the excess of the fair market value of the shares of NOVA Stock subject to such SAR (or portion thereof) over the exercise price of such shares. The exercise price of the shares of NOVA Stock underlying an SAR shall be the fair market value of the NOVA Stock on the date the SAR is granted, unless otherwise determined by the ESIP Committee. The ESIP Committee may grant SARs in connection with Incentive Options or NQSOs granted under the Plan, or independently. SARs related to an Incentive Option or NQSO are granted concurrently with the related underlying Incentive Option or NQSO. An Incentive Option or NQSO related to an SAR ceases to be exercisable to the extent of the shares with respect to which the related SAR was exercised, and upon exercise or termination of a related Incentive Option or NQSO, any related SAR terminates to the extent of the shares with respect to which the related option was exercised or terminated.

TERMINATION

  The Plan will terminate on the later of (a) the complete exercise or lapse of the last outstanding Stock Right granted under the Plan, or (b) ten years following adoption of the Plan, subject to the earlier termination by the Board of Directors at any time.

CHANGE OF CONTROL

  Incentive Options, NQSOs and restricted stock awards granted under the Plan will become fully vested upon a "change of control." For purposes of the Plan, the term "change of control" is defined to mean any one of the following events: a "change of control" is deemed to have occurred when (i) any individual or entity, including related parties, becomes the actual or beneficial owner of 30% or more of the NOVA Stock (on a fully-diluted basis) without the prior approval of NOVA's Continuing Directors (a term defined as directors as of the date of adoption of the Plan and their duly approved successors), (ii) NOVA's Continuing Directors fail to constitute at least a majority of the members of the Board of Directors of NOVA, (iii) all or substantially all of the assets of NOVA or any "Significant Subsidiary" (as such term is defined in Rule 1.02 of Regulation S-X promulgated by the Commission) are sold or otherwise transferred without the approval of the Continuing Directors, and
(iv) any individual or entity has filed an application with any regulatory authority having jurisdiction over the ownership of NOVA in connection with any transaction by such person or entity to acquire 20% or more of the combined voting power of NOVA's then outstanding securities without the prior approval of NOVA's Continuing Directors.

FEDERAL INCOME TAX CONSEQUENCES

  The following is a brief general description of the consequences under the Code of the receipt or exercise of Stock Rights under the Plan:

  Incentive Stock Options. An option holder has no tax consequences upon issuance or, generally, upon exercise of an incentive option. However, the excess of fair market value of the shares transferred upon the exercise of an Incentive Option over the exercise price for such shares generally will constitute an item of alternative minimum tax adjustment to the option holder for the year in which the option is exercised, and thus may increase the federal income tax liability of the option holder as a result of the exercise of an Incentive Option under the alternative minimum tax rules of the Code. Otherwise, an option holder will recognize income when he sells or exchanges the shares acquired upon exercise of an Incentive Option. This income will be taxed at the applicable capital gains rate if the sale or exchange occurs after the expiration of the requisite holding periods. Generally, the requisite holding periods expire two years after the date of grant of the Incentive Option and one year after the date of acquisition of the NOVA Stock pursuant to the exercise of the Incentive Option.

  If an option holder disposes of the NOVA Stock acquired pursuant to exercise of an Incentive Option before the expiration of the requisite holding periods, the option holder will recognize ordinary income in an amount equal to the difference between the option price and the lesser of (i) the fair market value of the shares on the date of exercise and (ii) the price at which the shares are sold. If the sale price of the shares is greater than the fair market value on the date of exercise, the difference will be recognized as gain by the option holder and taxed at the applicable capital gains rate. If the sale price of the shares is less than the option price, the option holder will recognize a capital loss equal to the excess of the option price over the sale price. Such capital gain or loss will be treated as long-term or short-term capital gain or loss depending upon whether the holding period applicable to long-term capital assets is satisfied.

  For these purposes, the use of shares acquired upon exercise of an Incentive Option to pay the option price of another option (whether or not it is an Incentive Option) will be considered a disposition of the shares. If this disposition occurs before the expiration of the requisite holding periods, the option holder will have the same tax consequences as are described above in the preceding paragraph. If the option holder transfers any such shares after holding them for the requisite holding periods or transfers shares acquired pursuant to exercise of an NQSO or on the open market, he generally will not recognize any income upon the exercise. Whether or not the transferred shares were acquired pursuant to an Incentive Option and regardless of how long the option holder has held such shares, the basis of the new shares received pursuant to the exercise will be computed in two steps. In the first step, a number of new shares equal to the number of older shares tendered (in payment of the option's exercise) is considered exchanged under Code (S)1036 and the rulings thereunder; these new shares receive the same holding period and the same basis the option holder had in the old tendered shares, if any, plus the amount included in income from the deemed sale of the old shares and the amount of cash or other nonstock consideration paid for the new shares, if any. In the second step, the number of new shares received by the option holder in excess of the old tendered shares receives a basis of zero, and the option holder's holding period with respect to such shares commences upon exercise.

  There will be no tax consequences to NOVA upon issuance or, generally, upon exercise of an Incentive Option. However, to the extent that an option holder recognizes ordinary income upon exercise, as described above, NOVA generally will have a deduction in the same amount, provided NOVA satisfies applicable federal income tax reporting requirements or the option holder actually reports such income on his or her federal income tax return.

  Nonqualified Stock Options. Neither NOVA nor the option holder has income tax consequences from the issuance of NQSO's. Generally, in the tax year when an option holder exercises NQSO's, the option holder recognizes ordinary income in the amount by which the fair market value of the shares at the time of exercise exceeds the option price for such shares. NOVA generally will have a deduction in the same amount as the ordinary income recognized by the option holder in NOVA's tax year during which the option holder recognizes ordinary income, provided NOVA satisfies applicable federal income tax reporting requirements or the option holder actually reports such income on his or her federal income tax return.

  Depending upon the period shares of NOVA Stock are held after exercise, the sale or other taxable disposition of the shares acquired through the exercise of a NQSO generally will result in a short-term or long-term capital gain or loss equal to the difference between the amount realized on such disposition and the fair market value of such shares when the NQSO was exercised.

  Special rules apply to an employee who exercises a NQSO by paying the exercise price, in whole or in part, by the transfer of shares of NOVA Stock to NOVA. If an option holder exercises a NQSO by paying the option price with previously acquired NOVA Stock, the option holder will generally recognize income (relative to the new shares he is receiving) in two steps. In the first step, a number of new shares equivalent to the number of older shares tendered (in payment of the NQSO exercised) is considered to have been exchanged in accordance with Code (S)1036 and the rulings thereunder, and no gain or loss is recognized. In the second step, with respect to the number of new shares acquired in excess of the number of old shares tendered, the option holder will recognize income on those new shares equal to their fair market value less any nonstock consideration tendered.

  The new shares equal to the number of the older shares tendered will receive the same basis the option holder had in the older shares and the option holder's holding period with respect to the tendered older shares will apply to those new shares. The excess new shares received will have a basis equal to the amount of income recognized by the option holder by exercise, increased by any nonstock consideration tendered. Their holding period will commence upon the exercise of the option.

  Stock Appreciation Rights. At the time an SAR is granted, an SAR holder will recognize no taxable income, and there are no tax consequences to NOVA. The SAR holder will recognize taxable income at the time the SAR is exercised in an amount equal to the amount of cash and the fair market value of the shares of the NOVA Stock received upon such exercise. The income recognized on exercise of an SAR will be taxable at ordinary income tax rates. NOVA generally will be entitled to a deduction with respect to the exercise of an SAR in an amount equal to the amount of ordinary income recognized by the SAR holder upon such exercise, provided NOVA satisfies applicable federal income tax reporting requirements or the SAR holder actually reports such income on his or her federal income tax returns. Any gain or loss upon the disposition of the NOVA Stock acquired pursuant to the exercise of an SAR will qualify as short-term or long-term capital gain or loss depending on how long the SAR holder holds the NOVA Stock before such disposition.

  Restricted Stock. A holder of restricted stock will recognize income upon its receipt, but generally only to the extent that it is not subject to a substantial risk of forfeiture. If the restricted stock is subject to restrictions that lapse in increments over a period of time, so that the holder becomes vested in a portion of the shares as the restrictions lapse, the holder will recognize income in any tax year only with respect to the shares that become nonforfeitable during that year. The income recognized will be equal to the fair market value of those shares, determined as of the time that the restrictions on those shares lapse. That income generally will be taxable at ordinary income tax rates. NOVA generally will be entitled to a deduction in an amount equal to the amount of ordinary income recognized by the holder of the restricted stock, provided NOVA satisfies applicable federal income tax reporting requirements or the holder of the restricted stock actually reports such income on his or her federal income tax return.

  Alternatively, a holder of restricted stock may make a timely Code (S)83(b) election to recognize ordinary income for the taxable year in which he receives an award of restricted stock in an amount equal to the fair market value of all shares of restricted stock awarded to his (even if the shares are subject to forfeiture). That income will be taxable at ordinary income tax rates. At the time of disposition of the shares, a holder who has made such an election will recognize gain in an amount equal to the difference between the sales price and the fair market value of the shares at the time of the award. Such gain will be taxable at the applicable capital gains rate. A timely Code
(S)83(b) election must be made within 30 days after the transfer of the restricted stock to the holder. NOVA will generally be entitled to a deduction in an amount equal to the amount of ordinary income recognized by the holder at the time of his election, provided NOVA satisfies applicable federal income tax reporting requirements or the employee actually reports such income on his or her federal income tax returns.

  Cash dividends paid to a holder of restricted stock prior to the date the restricted stock is no longer subject to a substantial risk of forfeiture or is forfeited are treated as ordinary income of the holder of restricted stock in the year received. Depending upon the period shares of NOVA Stock are held after receipt by a holder of restricted stock, the sale or other taxable disposition of such shares will result in short-term or long-term capital gain or loss equal to the difference between the amount realized on such disposition and the fair market value of such shares generally when the restricted stock is no longer subject to a substantial risk of forfeiture.

  Limitation on NOVA Deductions. Notwithstanding the preceding provisions, no federal income tax deduction is allowed for compensation paid to a "covered employee" in any taxable year of NOVA beginning on or after January 1, 1994, to the extent that such compensation exceeds $1,000,000. For this purpose, "covered employees" are generally the chief executive officer of NOVA and the four highest compensated officers of NOVA, and the term "compensation" generally includes amounts includable in gross income as a result of the exercise of stock options or stock appreciation rights, or the receipt of restricted stock. This deduction limitation does not apply to compensation that is commission based compensation, performance based compensation, compensation which would not be includable in an employee's gross income, and compensation payable under a written binding contract in existence on February 17, 1993, and not materially modified thereafter.

  Regulations indicate that compensation attributable to a stock option or a stock appreciation right will generally satisfy the limitation exception for performance based compensation if the grant or award is made by a "compensation committee" (a committee composed of "outside" directors), the Plan under which the option or right is granted states the maximum number of shares with respect to which the options or rights may be granted during a specified period to any employee, and, under the terms of the option or right, the amount of compensation the employee could receive is based solely on an increase in the value of the stock after the date of the grant or award.

  ERISA. The Plan is not, and is not intended to be, an employee benefit plan or tax-qualified retirement plan. The Plan is not, therefore, subject to ERISA or Code (S)401(a).

  Future Grants. The ESIP Committee has not yet made any determination as to which eligible participants will be awarded options under the Plan in the future. Consequently, it is not presently possible to determine the benefits or amounts to be received in the future by any employees of NOVA or PMT under the Plan.

  THE BOARD OF DIRECTORS OF NOVA UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE PROPOSAL TO AMEND THE PLAN.

                                    EXPERTS

  The consolidated financial statements of NOVA as of December 31, 1996 and 1997 and for the ten month period ended December 31, 1995 and the years ended December 31, 1996 and 1997 included in this Joint Proxy Statement/Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The consolidated financial statements of PMT Services, Inc. as of July 31, 1997 and 1996, and for each of the three years in the period ended July 31, 1997, incorporated in this Joint Proxy Statement/Prospectus by reference to the Annual Report on Form 10-K of PMT for the year ended July 31, 1997, and the audited historical consolidated financial statements on page 1 of PMT's Current Report on Form 8-K dated August 17, 1998, have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  Representatives of Ernst & Young LLP and PricewaterhouseCoopers LLP are expected to be present at the NOVA Special Meeting and the PMT Special Meeting, respectively, where they will have the opportunity to make a statement if they desire and will be available to respond to appropriate questions.

                                 LEGAL MATTERS

  The legality of the shares of NOVA Stock being to be issued in the Merger is being passed upon for NOVA by Long Aldridge & Norman LLP, Atlanta, Georgia. It is a condition to the Merger that Long Aldridge & Norman LLP and Waller Lansden Dortch & Davis, a Professional Limited Liability Company, Nashville, Tennessee, deliver their opinions to NOVA and PMT, respectively, as to certain federal income tax consequences of the Merger. See "Proposal 1--The Proposed Merger--Certain Federal Income Tax Consequences."

                                 OTHER MATTERS

  As of the date of this Joint Proxy Statement/Prospectus, the Boards of Directors of NOVA and PMT know of no matters that will be presented for consideration at the Meetings other than as described in this Joint Proxy Statement/Prospectus. However, if any other matter shall come before the Meetings or any adjournments or postponements thereof and shall be voted upon, the proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by such proxy as to any such matters that fall within the purposes set forth in the respective Notice of Special Meeting.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                       OF

                                NOVA CORPORATION

                                                                           PAGE
                                                                          NUMBER
                                                                          ------
AUDITED FINANCIAL STATEMENTS
Report of Independent Auditors..........................................    F-2
Consolidated Balance Sheets as of December 31, 1997 and 1996............    F-3
Consolidated Statements of Operations for the years ended December 31,
 1997 and 1996, and the ten month period ended December 31, 1995........    F-4
Consolidated Statements of Shareholders' Equity for the years ended
 December 31, 1997 and 1996, and the ten month period ended December 31,
 1995...................................................................    F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1997 and 1996, and the ten month period ended December 31, 1995........    F-6
Notes to Consolidated Financial Statements..............................    F-7
UNAUDITED FINANCIAL STATEMENTS
Consolidated Balance Sheets as of December 31, 1997 and June 30, 1998
 (Unaudited as of June 30, 1998)........................................   F-21
Unaudited Consolidated Statements of Operations for the three months and
 six months ended June 30, 1997 and 1998................................   F-22
Unaudited Consolidated Statements of Cash Flows for the three months and
 six months ended June 30, 1997 and 1998................................   F-23
Notes to Unaudited Consolidated Financial Statements....................   F-24

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders  of NOVA Corporation:

  We have audited the accompanying consolidated balance sheets of NOVA Corporation as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 1997 and 1996, and the 10-month period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NOVA Corporation at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for the years ended December 31, 1997 and 1996, and the 10-month period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Atlanta, Georgia
February 17, 1998

                          CONSOLIDATED BALANCE SHEETS

                                                          DECEMBER 31,
                                                    -------------------------
                                                        1997         1996
                                                    ------------ ------------
                                   ASSETS
CURRENT ASSETS:
Cash and cash equivalents.......................... $    739,000 $ 40,326,000
Trade receivables, less allowance for doubtful
 accounts of $2,822,000 and $2,707,000 at December
 31, 1997 and December 31, 1996, respectively......   35,377,000   16,147,000
Inventory..........................................    1,156,000      857,000
Deferred tax asset and other current assets........    5,373,000    3,160,000
                                                    ------------ ------------
  Total current assets.............................   42,645,000   60,490,000
Merchant and customer contracts....................   92,197,000   21,868,000
Property and equipment, net........................   21,017,000   10,212,000
Excess cost of businesses acquired.................   12,805,000   13,301,000
Deferred tax asset and other non-current assets....    1,864,000    1,834,000
                                                    ------------ ------------
                                                    $170,528,000 $107,705,000
                                                    ============ ============
                    LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable................................... $  8,015,000 $  4,810,000
Accounts payable to affiliate......................    3,410,000    1,534,000
Accrued compensation and related costs.............      726,000    1,416,000
Settlement obligations.............................   10,896,000    7,691,000
Other accrued liabilities..........................    7,010,000    5,157,000
Long-term debt obligations due within one year.....      350,000      507,000
                                                    ------------ ------------
  Total current liabilities........................   30,407,000   21,115,000
Deferred tax liability.............................    3,112,000      849,000
Long-term debt obligations.........................   33,296,000      859,000
Minority interest in subsidiary....................      776,000          --
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Common Stock, $.01 par value, 50,000,000 shares
 authorized, 29,031,000 and 28,721,000 shares
 issued at December 31, 1997 and 1996,
 respectively......................................      290,000      288,000
Additional paid in capital.........................   99,967,000   99,299,000
Retained earnings (accumulated deficit)............    2,680,000  (14,705,000)
                                                    ------------ ------------
  Total shareholders' equity.......................  102,937,000   84,882,000
                                                    ------------ ------------
                                                    $170,528,000 $107,705,000
                                                    ============ ============

                            See accompanying notes.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     10-MONTH
                                              YEAR ENDED           PERIOD ENDED
                                              DECEMBER 31,         DECEMBER 31,
                                       --------------------------  ------------
                                           1997          1996          1995
                                       ------------  ------------  ------------
REVENUES.............................  $335,625,000  $265,829,000  $129,035,000
OPERATING EXPENSES:
Cost of service......................   260,058,000   207,595,000   100,375,000
Conversion costs.....................     2,595,000     6,395,000     3,441,000
Selling, general and administrative..    33,952,000    32,952,000    17,795,000
Depreciation and amortization........    10,658,000     6,982,000     4,635,000
                                       ------------  ------------  ------------
OPERATING INCOME.....................    28,362,000    11,905,000     2,789,000
Interest (income) expense, net.......      (721,000)     (126,000)    1,959,000
Minority interest in income of
 subsidiary..........................       776,000           --            --
                                       ------------  ------------  ------------
Income before provision for income
 taxes...............................    28,307,000    12,031,000       830,000
Provision (benefit) for income taxes.    10,922,000     4,764,000    (4,057,000)
                                       ------------  ------------  ------------
NET INCOME...........................  $ 17,385,000  $  7,267,000  $  4,887,000
                                       ============  ============  ============
Net income per common share (pro
 forma prior to May 8, 1996).........  $       0.60  $       0.25  $       0.24
                                       ============  ============  ============
Net income per common share--assuming
 dilution (pro forma prior to May 8,
 1996)...............................  $       0.58  $       0.25  $       0.24
                                       ============  ============  ============


                            See accompanying notes.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                           PREFERRED STOCK         COMMON STOCK       ADDITIONAL
                         ---------------------  --------------------    PAID-IN    ACCUMULATED   TREASURY
                         SHARES      AMOUNT       SHARES     AMOUNT     CAPITAL      DEFICIT       STOCK
                         -------  ------------  ----------  --------  -----------  ------------  ---------
Balance at February 28,
 1995...................  33,571  $ 33,571,000   1,792,000  $ 18,000  $   301,000  $(15,028,000) $(143,000)
 Retirement of treasury
  stock.................     --            --     (121,000)   (1,000)         --       (142,000)   143,000
 Issuance of Common
  Stock in a non-
  monetary transaction
  with First Union......     --            --    9,149,000    91,000    2,320,000           --         --
 Issuance of Common
  Stock in exchange for
  outstanding warrants..     --            --      558,000     6,000       (6,000)          --         --
 Net Income.............     --            --          --        --           --      4,887,000        --
                         -------  ------------  ----------  --------  -----------  ------------  ---------
Balance at December 31,
 1995...................  33,571  $ 33,571,000  11,378,000   114,000    2,615,000   (10,283,000)       --
 Exchange of Preferred
  Stock for Common
  Stock................. (28,571)  (28,571,000) 11,876,000   119,000   28,452,000           --         --
 Redemption of Series D
  Preferred Stock.......  (5,000)   (5,000,000)        --        --           --            --         --
 Payment of accrued
  dividends on Preferred
  Stock.................     --            --          --        --           --    (11,689,000)       --
 Exercise of stock
  options...............     --            --    1,674,000    17,000    1,965,000           --         --
 Income tax benefit from
  stock option
  exercises.............     --            --          --        --       977,000           --         --
 Issuance of Common
  Stock related to IPO..     --            --    3,793,000    38,000   72,038,000           --         --
 IPO expenses...........     --            --          --        --    (6,748,000)          --         --
 Net Income.............     --            --          --        --           --      7,267,000        --
                         -------  ------------  ----------  --------  -----------  ------------  ---------
Balance at December 31,
 1996...................     --            --   28,721,000   288,000   99,299,000   (14,705,000)       --
 Exercise of stock
  options...............     --            --      310,000     2,000      668,000           --         --
 Net income.............     --            --          --        --           --     17,385,000        --
                         -------  ------------  ----------  --------  -----------  ------------  ---------
Balance at December 31,
 1997...................     --            --   29,031,000  $290,000  $99,967,000  $  2,680,000  $     --
                         =======  ============  ==========  ========  ===========  ============  =========



                            See accompanying notes.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     10-MONTH
                                        YEAR ENDED DECEMBER 31,    PERIOD ENDED
                                        -------------------------  DECEMBER 31,
                                           1997          1996          1995
                                        -----------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income............................  $17,385,000  $  7,267,000  $ 4,887,000
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
Depreciation and amortization.........   10,658,000     6,982,000    4,635,000
Deferred income taxes.................    2,331,000     3,045,000   (4,057,000)
Loss on disposal of equipment.........       12,000           --           --
Minority interest.....................      776,000           --           --
Gain on disposition of non-compete
 agreement............................          --       (150,000)         --
Changes in assets and liabilities, net
 of the effects of business
 acquisitions:
  Trade receivables...................  (19,230,000)   (6,079,000)  (4,606,000)
  Inventory...........................     (299,000)      223,000     (303,000)
  Other assets........................   (3,057,000)      (84,000)    (348,000)
  Accounts payable....................    5,081,000      (719,000)   3,451,000
  Accrued liabilities.................    4,368,000    10,242,000    1,260,000
                                        -----------  ------------  -----------
  Net cash provided by operating
   activities.........................   18,025,000    20,727,000    4,919,000
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of merchant contracts.......  (75,410,000)   (3,967,000)  (3,302,000)
Additions to property and equipment...  (15,152,000)   (6,065,000)  (1,624,000)
Other.................................          --         64,000     (130,000)
                                        -----------  ------------  -----------
Net cash used in investing activities.  (90,562,000)   (9,968,000)  (5,056,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from line of credit and notes
 payable, net.........................   32,800,000     4,008,000    4,900,000
Payment of long-term debt and capital
 leases...............................     (520,000)  (25,692,000)  (5,129,000)
Payment of Preferred Stock dividends..          --    (11,689,000)         --
Proceeds from stock options exercised.      670,000     1,982,000          --
Proceeds from IPO, net................          --     65,328,000          --
Redemption of Preferred Stock.........          --     (5,000,000)         --
                                        -----------  ------------  -----------
Net cash provided by (used in)
 financing activities.................   32,950,000    28,937,000     (229,000)
                                        -----------  ------------  -----------
(DECREASE) INCREASE IN CASH AND CASH
 EQUIVALENTS..........................  (39,587,000)   39,696,000     (366,000)
CASH AND CASH EQUIVALENTS, BEGINNING
 OF YEAR..............................   40,326,000       630,000      996,000
                                        -----------  ------------  -----------
CASH AND CASH EQUIVALENTS, END OF
 YEAR.................................  $   739,000  $ 40,326,000  $   630,000
                                        ===========  ============  ===========

                            See accompanying notes.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND ORGANIZATION NOVA Corporation (the "Company" or "NOVA") is an integrated provider of transaction processing services, related software application products and value-added services primarily to small- to medium-sized merchants. The Company provides transaction processing support for all major credit and charge cards, including VISA, MasterCard, American Express, Discover, Diners Club and JCB, and also provides access to debit card processing and check verification services. The Company provides merchants with a broad range of transaction processing services, including authorizing card transactions at the point of sale ("POS"), capturing and transmitting transaction data, effecting the settlement of payments and assisting merchants in resolving billing disputes with their customers.

  NOVA Corporation was incorporated in December 1995. NOVA Information Systems, Inc., a wholly owned subsidiary and predecessor to the Company ("NOVA Information Systems"), was incorporated in Georgia in February 1991. Effective December 1, 1995, the then current shareholders of NOVA Information Systems contributed to NOVA Corporation all of the shares of capital stock of NOVA Information Systems owned by them, thereby causing NOVA Information Systems to become a wholly owned subsidiary of NOVA Corporation.

  On October 30, 1995, NOVA entered into an agreement with First Union Corporation ("First Union") whereby First Union agreed to contribute its transaction processing assets, including those acquired by First Union through its acquisition of First Fidelity Bancorporation, to NOVA in exchange for 9,149,209 shares of NOVA's Common Stock. The transaction, which was consummated on January 31, 1996, is reflected in the accompanying financial statements since December 1, 1995, because, pursuant to the terms of the agreement, revenues since December 1, 1995, derived from the First Union assets have irrevocably accrued to the benefit of NOVA. The transfer of these nonmonetary assets, primarily terminals at merchant locations, by First Union has been accounted for at their historical cost of $2,411,000, because First Union is deemed under the rules and regulations of the Securities and Exchange Commission to be a promoter of NOVA.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of NOVA Corporation and its wholly owned subsidiaries as if NOVA Corporation existed for all periods presented. Also included in the consolidated financial statements are the accounts of Elan Merchant Services, LLC, a joint venture owned 51% by the Company. The operating results from the joint venture are included from the date the Company purchased its membership interest, October 31, 1997. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company has made business and customer base purchases and has accounted for them as purchase transactions, and, accordingly, the results of the acquired businesses or customer bases are included since the dates of purchase.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE AND COST RECOGNITION Revenues derived from the electronic processing of transactions (principally merchant discount) are recognized at the time the merchants' transactions are processed. Related commissions and processing charges are also recognized at that time.

  When the Company purchases merchant portfolios, it generally enters into revenue sharing agreements with sellers. The revenue sharing amounts are determined primarily based on sales volume processed for a particular group of merchants. The revenue sharing agreements generally have an initial term of at least three years with renewal provisions. Revenue is shown in the accompanying statements of operations net of revenue sharing amounts of $8,153,000, $6,455,000 and $5,446,000 for the years ended December 31, 1997 and 1996 and 10-month period ended December 31, 1995, respectively.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Cost of service includes interchange fees paid to the credit card issuing-bank, communications costs, VISA and MasterCard assessments, and merchant accounting processing fees. These costs are recognized at the time the merchants' transactions are processed and the related revenue is recorded.

RENTAL EQUIPMENT The Company rents POS equipment to merchants under month- to-month agreements. The rented equipment is capitalized and depreciated over three years. The cost of such equipment and accumulated depreciation at December 31, 1997, and December 31, 1996, included in property and equipment was as follows:

                                                              DECEMBER 31,
                                                          ---------------------
                                                             1997       1996
                                                          ---------- ----------
   Cost of equipment..................................... $6,715,000 $5,796,000
   Less accumulated depreciation.........................  4,490,000  2,939,000
                                                          ---------- ----------
                                                          $2,225,000 $2,857,000
                                                          ========== ==========

ACCOUNTS RECEIVABLE Accounts receivable are primarily comprised of amounts due from the Company's clearing and settlement banks and represent the discount earned, after related interchange fees on transactions processed during the month ending on the balance sheet date. Such balances are received from the Company's clearing and settlement banks approximately 15 days following the end of each month.

  The Company's merchant customers have liability for charges disputed by cardholders. However, in the case of merchant insolvency, bankruptcy or other nonpayment, the Company may be liable for any of such charges disputed by cardholders. The Company believes that the diversification of its merchant portfolio among industries and geographic regions minimizes its risk of loss. Based on its historical loss experience, the Company has established reserves for estimated credit losses on transactions processed.

STOCK COMPENSATION The Company accounts for its stock option plans in accordance with Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees" ("APB 25"). In accordance with APB 25, no compensation expense has been recognized, because the options had an exercise price equal to the market value of Common Stock on the day of grant. Refer to
Note 10 regarding pro forma information provided pursuant to Financial Accounting Standard Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation."

INVENTORY Inventory, which consists of electronic point-of-sale equipment, held for sale or rental to merchants, is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

CONVERSION COSTS The cost of converting purchased merchant portfolios from the seller's processing platform and telecommunications network to the Company's network is expensed as incurred.

PROPERTY AND EQUIPMENT Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method for financial reporting purposes and primarily accelerated methods for tax purposes. For financial reporting purposes, equipment is depreciated over three to seven years and buildings are depreciated over 30 years. Leasehold improvements and property acquired under capital leases are amortized over the useful life of the asset or the lease term, whichever is shorter. The Company capitalizes costs associated with the development of software for the Company's internal use. Such costs are depreciated over the useful life of the software of up to seven years.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
INTANGIBLES The excess cost of businesses acquired is amortized on the straight-line basis over 30 years. Accumulated amortization at December 31, 1997 and 1996 was $2,048,000 and $1,552,000, respectively.

  Amortization of merchant and customer contracts (portfolios) is provided on a straight-line basis over a 10-year life, based on the Company's estimates of future merchant sales volumes. Accumulated amortization of portfolios was $13,255,000 and $8,174,000 at December 31, 1997 and 1996, respectively. The
Company evaluates the reasonableness of the amortization period for its portfolios by monitoring the merchant sales volume processed for those merchants included in the portfolio at the purchase date. The Company will adjust the amortization period of the portfolios if actual merchant sales volumes indicate a different amortization period is more appropriate.

  Management periodically evaluates intangibles for indications of impairment based on the operating results of the related business or merchant portfolio purchased. If this evaluation indicates that the intangible asset will not be recoverable, as determined based on the undiscounted cash flows related to the intangible asset over the remaining life of the asset, the carrying value of the related intangible asset will be reduced to fair value.

  The Company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") on January 1, 1996. The adoption of SFAS 121 did not have any effect on the financial statements.

INCOME TAXES The Company accounts for income taxes under the liability method. Under the liability method, deferred income taxes are recorded to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

SETTLEMENT OBLIGATIONS Settlement obligations result from timing differences in the Company's settlement processes with merchants.

CASH AND CASH EQUIVALENTS For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

NET INCOME PER SHARE In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and, where appropriate, restated to conform to the SFAS 128 requirements.

NOTE 2 -- MERCHANT PORTFOLIO PURCHASES AND BUSINESS ACQUISITIONS

During the years ended December 31, 1997 and 1996, and the 10-month period ended December 31, 1995, the Company made purchases from various banks and third parties, including investments in a joint venture, for an aggregate purchase price of $75,660,000, $4,095,000 and $3,476,000, respectively.

  Significant 1997 transactions include purchases of the Crestar Bank ("Crestar") merchant portfolio effective May 29, 1997 and the MBNA America Bank, N.A. ("MBNA") merchant portfolio effective December 31, 1997. The Company also entered into a joint venture with Firstar Bank, U.S.A., N.A. ("Firstar") effective October 31, 1997, whereby Firstar and each of the other banking affiliates of Firstar contributed substantially all merchant portfolio contracts to the joint venture. The Company owns 51% of the joint venture and will perform the transaction processing services for the joint venture's merchant contracts. Estimated annual

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS processing volume for the Crestar, MBNA and Firstar merchant contracts are $1.8 billion, $1.0 billion and $3.0 billion, respectively. The Company's operating results reflect each of these purchases from the effective dates of the transactions.

  The following summarizes the allocation of the purchase price to the major categories of assets acquired and liabilities assumed resulting from the acquisitions:

                                                       DECEMBER 31,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------- ----------  ----------
   Current assets........................... $       --  $      --   $  157,000
     Property and equipment.................         --         --       15,000
     Non-compete agreement..................     250,000    128,000     330,000
     Excess cost of businesses acquired.....         --         --      354,000
     Merchant contracts.....................  75,410,000  3,967,000   2,620,000
                                             ----------- ----------  ----------
                                              75,660,000  4,095,000   3,476,000
   Liabilities assumed......................         --         --          --
   Notes payable to seller..................         --    (128,000)   (174,000)
                                             ----------- ----------  ----------
   Net cash paid............................ $75,660,000 $3,967,000  $3,302,000
                                             =========== ==========  ==========

NOTE 3 -- PROPERTY AND EQUIPMENT

Property and equipment at December 31, 1997 and 1996, consist of:

                                                            DECEMBER 31,
                                                       ------------------------
                                                          1997         1996
                                                       -----------  -----------
   Land and building.................................. $   744,000  $   614,000
   Equipment..........................................  20,641,000   13,179,000
   Software, internally developed.....................   4,125,000       68,000
   Furniture and fixtures.............................   1,934,000    1,394,000
   Leasehold improvements.............................   1,375,000    1,129,000
   Work-in-progress...................................   2,701,000          --
                                                       -----------  -----------
                                                        31,520,000   16,384,000
   Less accumulated depreciation and amortization..... (10,503,000)  (6,172,000)
                                                       -----------  -----------
                                                       $21,017,000  $10,212,000
                                                       ===========  ===========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -- INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                             DECEMBER 31,
                                                         ----------------------
                                                            1997        1996
                                                         ----------  ----------
   DEFERRED TAX LIABILITIES:
   Property and equipment............................... $2,576,000  $  426,000
   Tax over book amortization...........................        --       22,000
   Other................................................    540,000     411,000
                                                         ----------  ----------
     Total deferred tax liabilities.....................  3,116,000     859,000
                                                         ==========  ==========
   DEFERRED TAX ASSETS:
   Start-up expenses....................................      4,000      10,000
   Allowance for doubtful accounts......................  1,590,000   1,348,000
   Accrued liabilities..................................    761,000     305,000
   Book over tax amortization...........................    121,000         --
   Credit carryforwards.................................        --       39,000
   Net operating loss carryforwards.....................        --      848,000
                                                         ----------  ----------
     Total deferred tax assets..........................  2,476,000   2,550,000
                                                         ----------  ----------
   Net deferred taxes................................... $ (640,000) $1,691,000
                                                         ==========  ==========

  In the 10-month period ended December 31, 1995, there was a $5,206,000 change in the valuation allowance which resulted in a reduction of the excess cost of business acquired of $228,000 as a result of deductible temporary differences acquired in businesses combinations. The remainder of $4,978,000 was included in the provision for income taxes. In assessing the likelihood of utilization of existing net deferred tax assets, management considered (a) its current operating environment, (b) results of future operations to generate sufficient taxable income and (c) the excess of its appreciated asset values over the related tax basis and, accordingly, has determined that it is more likely than not that the deferred tax assets will be realized.

  The components of the provision (benefit) for income taxes are as follows:

                                             YEAR ENDED DECEMBER     10-MONTH
                                                     31,           PERIOD ENDED
                                            ---------------------- DECEMBER 31,
                                               1997        1996        1995
                                            ----------- ---------- ------------
   Current:
     Federal............................... $ 7,922,000 $1,541,000 $       --
     State.................................     669,000    178,000         --
   Deferred:
     Federal...............................   2,149,000  2,638,000     871,000
     State.................................     182,000    407,000      50,000
     Change in valuation allowance.........         --         --   (4,978,000)
                                            ----------- ---------- -----------
                                            $10,922,000 $4,764,000 $(4,057,000)
                                            =========== ========== ===========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  The provision (benefit) for income taxes differs from the amount computed by applying the federal statutory rate to income before provision for income taxes for the following reasons:

                                             YEAR ENDED DECEMBER     10-MONTH
                                                     31,           PERIOD ENDED
                                            ---------------------- DECEMBER 31,
                                               1997        1996        1995
                                            ----------- ---------- ------------
   Provision for income taxes at statutory
    rate................................... $ 9,907,000 $4,211,000 $   282,000
   Amortization of excess cost of
    businesses acquired....................      57,000     57,000      48,000
   Change in valuation allowance...........         --         --   (4,978,000)
   State income taxes, net of federal tax
    benefit................................     494,000    381,000      33,000
   Other...................................     464,000    115,000     558,000
                                            ----------- ---------- -----------
                                            $10,922,000 $4,764,000 $(4,057,000)
                                            =========== ========== ===========

NOTE 5 -- CAPITALIZATION

PREFERRED STOCK The Company is authorized to issue 5,000,000 shares of Preferred Stock in one or more series with such designations, powers, preferences, rights, qualifications, limitations and restrictions as may be fixed by the Board of Directors.

  On May 8, 1996, upon consummation of the Company's initial public offering, the Series A, B and C Preferred Stock totaling 28,571 shares were converted into 11,876,218 shares of Common Stock. In addition, the Company redeemed the 5,000 shares of Series D Preferred Stock for $5,000,000 on May 8, 1996.

  Cumulative dividends of $11,689,000 were paid to holders of Preferred Stock concurrent upon the liquidation of all series of Preferred Stock.

  Effective December 1, 1995, all outstanding warrants held by two principal investors to purchase 1,177,600 shares of Common Stock at prices from $2.34- $8.20 per share were exchanged for 557,616 shares of the Company's Common Stock. The fair value of the shares issued in exchange for the warrants was based upon the value of the shares inherent in the First Union transaction, which approximated market value. No compensation or distributions were recorded with respect to the exchange.

NOTE 6 -- LONG-TERM DEBT OBLIGATIONS

Long-term debt obligations at December 31, 1997 and 1996 consist of:

                                                              DECEMBER 31,
                                                         ----------------------
                                                            1997        1996
                                                         ----------- ----------
   Revolving loans due September 30, 2002............... $32,800,000 $      --
   Non-compete payable to The Bank of Boulder,
    discounted at an effective rate of 9% and due in
    equal annual installments of $180,000 through 1999..     320,000    459,000
   Other................................................      94,000    182,000
   Capital lease obligations (Note 7)...................     432,000    725,000
                                                         ----------- ----------
   Total long-term debt obligations.....................  33,646,000  1,366,000
   Less amounts due within one year.....................     350,000    507,000
                                                         ----------- ----------
   Long-term debt obligations........................... $33,296,000 $  859,000
                                                         =========== ==========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The annual aggregate maturities of long-term obligations, excluding capital lease obligations, at December 31, 1997, are as follows:

   1998............................................................. $   247,000
   1999.............................................................     167,000
   2000.............................................................         --
   2001.............................................................         --
   2002.............................................................  32,800,000
                                                                     -----------
                                                                     $33,214,000
                                                                     ===========

  In October 1997, the Company entered into an agreement with a bank for aggregate loans of up to $80 million. The Company, at its option and subject to the satisfaction of certain conditions, may increase the aggregate amount available on the credit facility to $100 million. On September 30, 2000, all outstanding borrowings in excess of $50 million convert to term loans due in eight equal quarterly installments commencing December 31, 2000 and ending September 30, 2002. All outstanding borrowings under the then remaining $50 million revolving loan commitment are due September 30, 2002.

  The Company pays a quarterly commitment fee in arrears on the average daily unused portion of the funds available for revolving loans and letters of credit. This commitment fee ranges from .125% to .200% depending on certain financial ratios. The Company also pays commitment fees for outstanding letters of credit. Such fees range from .35% to .65% depending on certain financial ratios. Interest on outstanding borrowings is charged using, at the Company's option, either the bank's base rate, as defined, or the prevailing Eurodollar rate plus a margin determined from certain financial ratios. At December 31, 1997, outstanding borrowings included $22.8 million at the bank's base rate of 8.5% and $10.0 million in Eurodollar-based loans as a weighted-average rate of 6.2%. Concurrent with entering the above credit agreement, the Company cancelled its previous credit facility, which had available borrowings of $10.0 million. There were no borrowings outstanding under the previous facility at the date of cancellation.

  Borrowings under the loan agreement are collateralized by substantially all the assets of the Company. The loan agreement contains restrictive covenants which include, among other items, maintenance of specified ratios of EBITDA (earnings before interest, taxes, depreciation and amortization) to fixed charges and funded debt and restrictions on the payment of dividends.

NOTE 7 -- LEASE OBLIGATIONS

The Company leases office facilities and equipment under non-cancelable capital lease agreements. The Company also has entered into non-cancelable operating leases covering certain other equipment and office facilities. Rental expense for the year ended December 31, 1997 and 1996 and the 10-month period ended December 31, 1995, was approximately $1,454,000, $912,000 and $509,000, respectively.

  Asset balances for property acquired under capital leases included in property and equipment consist of:

                                                               DECEMBER 31,
                                                           --------------------
                                                              1997      1996
                                                           ---------- ---------
Building.................................................. $  273,000 $ 273,000
Equipment.................................................  1,658,000 1,658,000
                                                           ---------- ---------
                                                            1,931,000 1,931,000
Less accumulated depreciation.............................  1,468,000 1,409,000
                                                           ---------- ---------
                                                           $  463,000 $ 522,000
                                                           ========== =========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Future minimum lease payments for all non-cancelable leases at December 31, 1997, are summarized below:

                                                 OPERATING LEASES CAPITAL LEASES
                                                 ---------------- --------------
  Year ending December 31, 1998.................    $1,434,000       $159,000
   1999.........................................     1,163,000        151,000
   2000.........................................     1,081,000         95,000
   2001.........................................       926,000         70,000
   2002.........................................       157,000         70,000
  Thereafter....................................           --          45,000
                                                    ----------       --------
  Total future minimum lease payments...........    $4,761,000       $590,000
                                                    ==========
  Less amount representing interest.............                      158,000
                                                                     --------
  Present value of minimum lease payments.......                      432,000
  Less amounts due within one year..............                      103,000
                                                                     --------
  Long-term obligations under capital leases....                     $329,000
                                                                     ========

NOTE 8 -- CONTINGENCIES

The Company is, from time to time, subject to claims and suits arising in the ordinary course of its business. In the opinion of management, the ultimate resolution of any such pending matters will not have a material effect on the Company's financial position and results of operations.

NOTE 9 -- SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow disclosures, including non-cash investing and financing activities, are:

                                                  YEAR ENDED         10-MONTH
                                                 DECEMBER 31,      PERIOD ENDED
                                            ---------------------- DECEMBER 31,
                                               1997        1996        1995
                                            ----------- ---------- ------------
Interest paid.............................  $   300,000 $1,178,000  $2,251,000
Income taxes paid.........................   10,350,000    230,000         --
Acquisition of equipment in exchange for
 debt or capital leases...................          --         --      383,000
Note payable issued in conjunction with
 business acquisition.....................          --     128,000     174,000
Transfer of transaction processing assets,
 primarily terminals at merchant
 locations, in exchange for Common Stock..          --         --    2,411,000

NOTE 10 -- STOCK OPTION PLANS

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. The fair value for these

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS options was estimated at the date of grant using a Black-Scholes option pricing model, with the following weighted-average assumptions for 1997: risk-free interest rate of 5.70%; a dividend yield of 0%; volatility factors of the expected market price of the Company's Common Stock of 0.544 and a weighted-average expected life of the option of seven years.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                    1997        1996
                  --------    --------
   Pro forma net
    income...... $16,245,000 $6,824,000
   Pro forma net
    income per
    share.......        0.56       0.23
   Pro forma net
    income per
    share--
    assuming
    dilution....        0.54       0.23

  The effect of applying Statement 123's fair-value method to the Company's stock-based awards granted in 1995 results in net income and earnings per share that are not materially different from amounts reported, because the Company elected to use the minimum value method allowed under Statement 123 for non-public companies. Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

  A description and summary of the Company's stock option plans and activity follows:

  The Company has reserved 3,100,000 common shares related to options and 550,000 shares related to stock appreciation rights, pursuant to its 1991 stock option and stock appreciation rights plan. The plan is administered by a committee of the Board of Directors, which determines the number of shares to be granted and the option price per share. Each option expires 10 years from the grant date. The options may be exercised in 20% increments annually, beginning on March 1 following the date of grant. No options or rights shall be granted under the Plan after November 2, 2001. No appreciation rights have been granted.

  A summary of the Company's stock option activity under the 1991 Plan, and related information, follows:

                                                                WEIGHTED-AVERAGE
                                              NUMBER OF OPTIONS  EXERCISE PRICE
                                              ----------------- ----------------
   Balance at February 28, 1995..............     2,872,189          1.18
     Granted.................................        64,000          2.34
     Terminated..............................       (24,320)         1.18
                                                 ----------
   Balance at December 31, 1995..............     2,911,869          1.21
     Terminated..............................       (31,029)         1.18
     Exercised...............................    (1,673,432)         1.18
                                                 ----------
   Balance at December 31, 1996..............     1,207,408          1.24
     Terminated..............................       (20,736)         1.47
     Exercises...............................      (289,673)         1.25
   Balance at December 31, 1997..............       896,999          1.18
                                                 ==========
   Exercisable at December 31, 1997..........       710,139          1.18
                                                 ==========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Exercise prices for options outstanding as of December 31, 1997, ranged from $1.18 to $2.34. The weighted-average remaining contractual life of those options is 6.4 years.

  The Company has reserved 2,000,000 shares of Common Stock for issuance under the 1996 Employees Stock Incentive Plan related to Incentive Stock Options, Non-qualified Stock Options, stock appreciation rights and restricted stock awards. The shares subject to options can be purchased, and rights exercised, in 25% increments at the end of each of the four years subsequent to the date of grant. The option price per share for Incentive Stock Options cannot be less than the fair market value of the Common Stock on the date the option is granted. Each option expires 10 years after the date of grant.

  A summary of the Company's stock option activity under the 1996 employee plan, and related information, follows:

                                                               WEIGHTED-AVERAGE
                                             NUMBER OF OPTIONS  EXERCISE PRICE
                                             ----------------- ----------------
   Balance at December 31, 1995.............          --
     Granted................................      666,890           $19.51
     Terminated.............................      (57,420)           25.57
                                                 --------
   Balance at December 31, 1996.............      609,470            18.94
     Granted................................      504,090            13.74
     Terminated.............................     (118,202)           17.53
     Exercised..............................      (33,054)           18.99
                                                 --------
   Balance at December 31, 1997.............      962,304            16.37
                                                 --------
   Exercisable at December 31, 1997.........      111,475            18.93
                                                 ========
   Weighted-average fair value of options
    granted during 1996.....................                         13.46
   Weighted-average fair value of options
    granted during 1997.....................                          8.49

  Exercise prices for options outstanding as of December 31, 1997, ranged from $13.63 to $19.00. The weighted-average remaining contractual life of those options is 8.8 years.

  On October 17, 1996, the Company adopted the NOVA Corporation 1996 Directors Stock Option Plan, and reserved 150,000 shares of Common Stock for issuance pursuant to this plan. Stock options granted under this plan are exercisable in 25% increments at the end of each of the four years subsequent to the date of grant. Options are granted at a purchase price per share no less than the market value per share on the grant date. The weighted-average remaining contractual life of those options is 9.3 years.

  A summary of the Company's stock option activity under the 1996 Directors Plan, and related information follows:

                                                                    WEIGHTED-
                                                         NUMBER      AVERAGE
                                                       OF OPTIONS EXERCISE PRICE
                                                       ---------- --------------
   Balance at December 31, 1995.......................     --
     Granted .........................................   3,000        $30.50
     Terminated.......................................     --            --
                                                         -----
   Balance at December 31, 1996.......................   3,000         30.50
     Granted..........................................   5,000         23.49
     Terminated.......................................     --            --
                                                         -----
   Balance at December 31, 1997.......................   8,000         26.12
                                                         =====
   Exercisable at December 31, 1997...................     750         30.50
                                                         =====

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -- PRO FORMA INFORMATION

Pro forma net income per common share is based on net income attributable to holders of the Company's Common Stock (net income less dividends on Series D Preferred Stock of $230,000 and $489,000 for the year ended December 31, 1996 and the 10-month period ended December 31, 1995, respectively) and the weighted-average number of common and common equivalent shares outstanding during the respective periods, assuming the conversion of Series A, B and C Convertible Preferred Stock into Common Stock. Dilutive common equivalents consist of stock options (calculated using the treasury-stock method). Pursuant to the requirements of the Securities and Exchange Commission, common shares and common equivalent shares issued at prices below the public offering price of $19.00 per share during the 10 months immediately preceding the date of the initial filing of the Registration Statement have been included in the calculation of common shares and common shares equivalents, using the treasury-stock method, as if they were outstanding for all periods presented. Weighted-average shares outstanding do not include Common Stock equivalents which are anti-dilutive. All common share and per share data, except par value per share, have been retroactively adjusted to reflect the 2.56-for-one stock split effected in the form of a stock dividend of the Company's Common Stock, effective February 1996.

NOTE 12 -- NET INCOME PER SHARE

  The following table sets forth the computation of basic and diluted net income per share in accordance with SFAS 128:

                                          YEAR ENDED               10-MONTH
                                         DECEMBER 31,            PERIOD ENDED
                                     -------------------------   DECEMBER 31,
                                        1997         1996            1995
                                     ------------ ------------  -----------------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Numerator:
  Net income........................ $     17,385 $      7,267    $      4,887
  Preferred stock dividends.........          --        (1,486)         (3,178)
                                     ------------ ------------    ------------
  Numerator for basic net income per
   share--income available to common
   shareholders..................... $     17,385 $      5,781    $      1,709
  Effect of diluted securities:
    Preferred stock dividends for
     Series A, B and C preferred
     stock..........................          --         1,256           2,689
                                     ------------ ------------    ------------
    Numerator for diluted net income
     per share--income available to
     common shareholders after
     assumed conversions............       17,385        7,037           4,398
Denominator:
  Denominator for basic net income
   per share--weighted-average
   shares...........................       28,863       22,811           2,646
  Effect of dilutive securities:
    Employee stock options..........        1,253        1,672           1,756
    Cheap stock.....................          --           --               52
    Convertible preferred stock.....          --           --           11,876
    Effect of conversion of
     preferred stock................          --         4,121             --
                                     ------------ ------------    ------------
                                            1,253        5,793          13,684
  Dilutive potential common shares
    Denominator for diluted net
     income per share--adjusted
     weighted-average shares and
     assumed conversions............       30,116       28,604          16,330
                                     ============ ============    ============
Basic net income per share.......... $       0.60 $       0.25    $       0.65
                                     ============ ============    ============
Diluted net income per share........ $       0.58 $       0.25    $       0.27
                                     ============ ============    ============

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 13 -- RELATED PARTY TRANSACTIONS

The Company paid one of its shareholders $2,730,000, $1,817,000 and $1,220,000 in the years ended December 31, 1997 and 1996, and the 10-month period ended December 31, 1995, respectively, relating to the Company's utilization of the shareholder's telecommunications network.

  The Company paid another of its shareholders $2,595,000, $9,532,000 and $943,000 in the years ended December 31, 1997 and 1996, and the 10-month period ended December 31, 1995, respectively, relating to the Company's utilization of the shareholder's labor force during conversion, as well as fees paid for certain transaction processing expenses.

  The Company received $850,000 and $1,154,000 of interest income from one of its shareholders in the years ended December 31, 1997 and 1996, respectively.

NOTE 14 -- RETIREMENT PLAN

The Company maintains the NOVA Information Systems, Inc. 401(k) and Profit Sharing Plan (the "Plan"), which covers substantially all eligible employees of the Company. Under the Plan, the Company may match a percentage of employee contributions. The Company may also make a profit sharing contribution to the Plan on behalf of eligible employees. During the years ended December 31, 1997 and 1996, and the 10-month period ended December 31, 1995, contribution expenses related to the Plan were not significant.

NOTE 15 -- FINANCIAL INSTRUMENTS

The Company's financial instruments at December 31, 1997 and 1996, consist primarily of cash and cash equivalents and loans payable to a bank. Due to the short maturities of the cash and cash equivalents, carrying amounts approximate the respective fair values. The loans payable are variable rate instruments at terms the Company believes would be available if similar financing were obtained from another third party. As such, their carrying amounts also approximate their fair value.

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable and cash investments. Concentrations of credit risk with respect to trade accounts receivable are limited, due to the large number of entities comprising the Company's customer base. In addition, the Company performs ongoing credit evaluations of their customers' financial condition. The Company's cash and cash equivalents at December 31, 1997, are primarily held at one financial institution; however, the Company believes the credit risk is limited, due to the credit standing of the financial institution. In addition, since the amounts are invested in cash equivalents, there is limited market risk (such as a reduction in the fair value of investment securities due to rising interest rates).

NOTE 16 -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                            1997 CALENDAR QUARTER ENDED      1996 CALENDAR QUARTER ENDED
                         --------------------------------- --------------------------------
                         MAR. 31 JUNE 30 SEPT. 30 DEC. 31  MAR. 31 JUNE 30 SEPT. 30 DEC. 31
                         ------- ------- -------- -------- ------- ------- -------- -------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues................ $66,525 $78,044 $87,489  $103,567 $60,199 $67,568 $70,459  $67,603
Cost of service.........  52,071  59,595  67,499    80,893  46,634  52,624  55,223   53,114
Net income..............   3,145   4,416   4,757     5,067   1,115   1,439   2,369    2,344
Net income per share....    0.11    0.15    0.16      0.17    0.01    0.04    0.08     0.08
Net income per share--
 assuming dilution......    0.11    0.15    0.16      0.17    0.04    0.05    0.08     0.08

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The Company has experienced, and expects to continue to experience, significant seasonality in its business. The Company typically realizes higher revenues in the third calendar quarter and lower revenues in the first calendar quarter, reflecting increased transaction volumes during the Summer months and a significant decrease in transaction volume during the period immediately following the holiday season. Quarterly results are also affected by the timing of merchant portfolio purchases and the timing and magnitude of expenses for merchant portfolio conversions. Therefore, the results reported in the table above do not necessarily indicate the Company's normal seasonal trends.

NOTE 17 -- SUBSEQUENT EVENT

  On January 21, 1998, the Company consummated a transaction (the "KeyBank Joint Venture") with KeyBank National Association ("KeyBank") pursuant to which the Company will provide transaction processing services to, and jointly own and operate with KeyBank, a newly created limited liability company called Key Merchant Services, LLC ("KMS"). The purchase price of the Company's membership interest is payable over a three year period and is contingent upon achieving certain levels of credit and debit card transaction processing volume. The maximum consideration payable is $74 million. The Company owns a 51% interest in KMS.

                          CONSOLIDATED BALANCE SHEETS

                   AS OF DECEMBER 31, 1997 AND JUNE 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                       DECEMBER 31,  JUNE 30,
                                                           1997        1998
                                                       ------------ -----------
                                                                    (UNAUDITED)
                        ASSETS
CURRENT ASSETS:
Cash and cash equivalents.............................   $    739    $ 91,985
Trade receivables, less allowance for doubtful
 accounts of $2,822 and $4,048 at December 31, 1997
 and March 31, 1998, respectively.....................     35,377      39,337
Inventory.............................................      1,156       3,187
Deferred tax asset and other current assets...........      5,373       5,836
                                                         --------    --------
  Total current assets................................     42,645     140,345
Merchant and customer contracts.......................     92,197     142,807
Property and equipment, net...........................     21,017      41,181
Excess cost of businesses acquired....................     12,805      12,560
Deferred tax asset and other non-current assets.......      1,864       2,980
                                                         --------    --------
  Total assets........................................   $170,528    $339,873
                                                         ========    ========
         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable......................................   $  8,015    $ 13,973
Accounts payable to affiliate.........................      3,410       1,768
Accrued compensation and related costs................        726         691
Settlement obligations................................     10,896       9,585
Other accrued liabilities.............................      7,010      12,823
Long-term debt obligations due within one year........        350      18,239
                                                         --------    --------
  Total current liabilities...........................     30,407      57,079
Deferred tax liability................................      3,112       5,085
Long-term debt obligations............................     33,296      17,266
Minority interest in subsidiary.......................        776       4,255
STOCKHOLDERS' EQUITY:
Common Stock, $.01 par value, 50,000,000 shares
 authorized, 29,031,000 and 34,261,000 shares issued
 at December 31, 1997 and June 30, 1998, respectively.        290         343
Additional paid in capital............................     99,967     244,198
Retained earnings.....................................      2,680      11,647
                                                         --------    --------
  Total stockholders' equity..........................    102,937     256,188
                                                         --------    --------
  Total liabilities and stockholders' equity..........   $170,528    $339,873
                                                         ========    ========

          See Accompanying Notes to Consolidated Financial Statements.

                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                    FOR THE THREE MONTHS   FOR THE SIX MONTHS
                                       ENDED JUNE 30,        ENDED JUNE 30,
                                    ---------------------  --------------------
                                      1997        1998       1997       1998
                                    ---------- ----------  ---------  ---------
REVENUE............................ $  78,044  $  165,555  $ 144,569  $ 298,873
OPERATING COST
Cost of service....................    59,595     130,594    111,666    235,924
Conversion cost....................       499       2,025        990      6,612
Selling, general and
 administrative....................     8,590      13,686     15,948     24,862
Depreciation and amortization......     2,375       6,103      4,251     11,637
                                    ---------  ----------  ---------  ---------
  TOTAL OPERATING COST.............    71,059     152,408    132,855    279,035
OPERATING INCOME...................     6,985      13,147     11,714     19,838
Interest expense (income), net.....      (299)        (27)      (641)     1,138
Minority interest in income of
 subsidiary........................       --        3,529        --       4,466
                                    ---------  ----------  ---------  ---------
INCOME BEFORE PROVISION FOR INCOME
 TAXES.............................     7,284       9,645     12,355     14,234
Provision for income taxes.........     2,868       3,569      4,794      5,267
                                    ---------  ----------  ---------  ---------
NET INCOME......................... $   4,416  $    6,076  $   7,561  $   8,967
                                    =========  ==========  =========  =========
Net income per share............... $    0.15  $     0.18  $    0.26  $    0.29
                                    =========  ==========  =========  =========
Net income per share assuming
 dilution.......................... $    0.15  $     0.18  $    0.25  $    0.28
                                    =========  ==========  =========  =========


          See Accompanying Notes to Consolidated Financial Statements.

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)

                                                          FOR THE SIX MONTHS
                                                            ENDED JUNE 30,
                                                          --------------------
                                                            1997       1998
                                                          ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..............................................  $   7,561  $   8,967
Adjustments to reconcile net income to net cash provided
 by operating activities:
Depreciation and amortization...........................      4,251     11,637
Deferred income tax.....................................        --       1,245
Minority interest.......................................        --       1,685
Changes in assets and liabilities, net of the effects of
 business acquisitions:
  Trade receivables.....................................     (9,131)    (3,960)
  Inventory.............................................        (40)    (1,694)
  Other assets..........................................     (1,176)    (1,046)
  Accounts payable......................................      2,274      4,317
  Accrued liabilities...................................      4,088      4,466
                                                          ---------  ---------
  Net cash provided by operating activities.............      7,827     25,617
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of merchant and customer contracts............    (22,288)   (26,415)
Additions to property and equipment.....................     (5,807)   (20,313)
                                                          ---------  ---------
  Net cash used in investing activities.................    (28,095)   (46,728)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from line of credit and notes payable..........        --      21,146
Payment of long-term debt and capital leases............        (27)   (53,073)
Proceeds from stock issued and stock options exercised..        257    144,284
                                                          ---------  ---------
  Net cash provided by financing activities.............        230    112,357
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........    (20,038)    91,246
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..........     40,326        739
CASH AND CASH EQUIVALENTS, END OF PERIOD................  $  20,288  $  91,985
Supplemental Cash Flow Information
Supplemental cash flow disclosures, including non-cash
 investing and financing activities, are:
                                                          FOR THE SIX MONTHS
                                                            ENDED JUNE 30,
                                                          --------------------
                                                            1997       1998
                                                          ---------  ---------
Interest paid...........................................  $     115  $   1,087
Income taxes paid.......................................  $   1,924  $   3,356

          See Accompanying Notes to Consolidated Financial Statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--BASIS OF PRESENTATION

  The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. These financial statements should be read in conjunction with the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 filed with the Securities and Exchange Commission (Commission File No. 1-14342). The results for the six months ended or the quarter ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

NOTE 2--NET INCOME PER SHARE

  In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 replaces the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented and, where appropriate, restated to conform to the SFAS 128 requirements.

  The following table sets forth the computation of basic and diluted net income per share in accordance with SFAS 128 (In thousands, except per share data):

                                                                  FOR THE SIX
                                          FOR THE THREE MONTHS      MONTHS
                                             ENDED JUNE 30,     ENDED JUNE 30,
                                          --------------------- ---------------
                                             1997       1998     1997    1998
                                          ---------- ---------- ------- -------
Numerator:
  Numerator for basic and diluted net
   income per share--income available
   To common shareholders................ $    4,416 $    6,076 $ 7,561 $ 8,967
Denominator:
  Denominator for basic net income per
   share--weighted-average shares........     28,845     33,063  28,798  31,060
  Effect of diluted securities:
    Employee stock options...............      1,176      1,227   1,143   1,209
  Dilutive potential common shares
    Denominator for diluted net income
     per share--adjusted weighted-average
     shares and assumed conversions......     30,021     34,290  29,941  32,269
                                          ---------- ---------- ------- -------
Basic net income per share............... $     0.15 $     0.18 $  0.26 $  0.29
                                          ========== ========== ======= =======
Diluted net income per share............. $     0.15 $     0.18 $  0.25 $  0.28
                                          ========== ========== ======= =======

NOTE 3--CONTINGENCIES

  The Company is from time to time subject to claims and suits arising in the ordinary course of its business. In the opinion of management, the ultimate resolution of any such currently pending matters will not have a material adverse affect on the Company's financial position and results of operations.

                                                                     APPENDIX A

                         AGREEMENT AND PLAN OF MERGER

  THIS AGREEMENT AND PLAN OF MERGER, is made, entered into and effective as of the 17th day of June, 1998 (this "Agreement"), among NOVA CORPORATION, a Georgia corporation ("Parent"), CHURCH MERGER CORP., a Tennessee corporation and a wholly-owned subsidiary of Parent ("Sub"), and PMT SERVICES, INC., a Tennessee corporation (the "Company") (Sub and the Company being hereinafter collectively referred to as the "Constituent Corporations").

                             W I T N E S S E T H:

  WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have approved and declared advisable the merger of Sub and the Company (the "Merger"), upon the terms and subject to the conditions set forth herein, whereby each issued and outstanding share of Common Stock, par value $.01 per share, of the Company ("Company Common Stock") not owned directly or indirectly by Parent or the Company will be converted into shares of Parent Common Stock, par value $.01 per share ("Parent Common Stock");

  WHEREAS, the respective Boards of Directors of Parent and the Company have determined that the Merger, which is intended to be a "merger of equals," is in furtherance of and consistent with their respective long-term business strategies and is in the best interest of their respective shareholders;

  WHEREAS, each of Parent and Company has granted to the other an option to purchase up to 19.9% of its Common Stock, all pursuant to the Stock Option Agreements of even date herewith (collectively, the "Stock Option
Agreements").

  WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code"); and

  WHEREAS, it is intended that the Merger shall be recorded for accounting purposes as a pooling of interests.

  NOW, THEREFORE, in consideration of the premises, representations, warranties and agreements herein contained, the parties agree as follows:

                                   ARTICLE I

                                  THE MERGER

  1.1 THE MERGER. Upon the terms and subject to the conditions hereof, and in accordance with the Tennessee Business Corporation Act (the "TBCA"), Sub shall be merged with and into the Company at the Effective Time (as hereinafter defined). Following the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Sub in accordance with the TBCA.

  1.2 EFFECTIVE TIME. The Merger shall become effective when Articles of Merger (the "Articles of Merger"), executed in accordance with the relevant provisions of the TBCA, are filed with the Secretary of State of the State of Tennessee; provided, however, that, upon mutual consent of the Constituent Corporations, the Articles of Merger may provide for a later date of effectiveness of the Merger not more than 30 days after the date the Articles of Merger are filed. When used in this Agreement, the term "Effective Time" shall mean the later of the date and time at which the Articles of Merger are filed or such later time established by the Articles of Merger. The filing of the Articles of Merger shall be made on the date of the "Closing" (as defined in Section 1.16).

  1.3 EFFECTS OF THE MERGER. The Merger shall have the effects set forth in
Section 48-21-108 of the TBCA.

  1.4 CHARTER AND BYLAWS. At the Effective Time, the Amended and Restated Charter of the Company, as in effect immediately prior to the Effective Time, shall be the Charter of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. At the Effective Time, the Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by the Amended and Restated Charter of the Surviving Corporation or by applicable law. At the Effective Time, the board of directors and officers of the Surviving Corporation shall be comprised of the individuals identified on Schedule 1.4 attached hereto.

  1.5 CONVERSION OF SECURITIES. As of the Effective Time, by virtue of the Merger and without any action on the part of Sub, the Company, or the holders of any securities of the Constituent Corporations:

    (a) Each issued and outstanding share of common stock, par value $.01 per share, of Sub shall cease to be outstanding and shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

    (b) All shares of Company Common Stock that are held in the treasury of the Company or by any wholly-owned "Subsidiary" (as defined in Section 2.1) of the Company shall be canceled and no capital stock of Parent or other consideration shall be delivered in exchange therefor.

    (c) Subject to the provisions of Sections 1.8 and 1.10 hereof, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 1.5(b)) shall be converted into 0.715 (such number being the "Conversion Number") validly issued, fully paid and nonassessable shares of Parent Common Stock. All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive
  (i) any dividends and other distributions in accordance with Section 1.7,
  (ii) certificates representing the shares of Parent Common Stock into which such shares are converted, and (iii) any cash, without interest, in lieu of fractional shares to be issued or paid in consideration therefor pursuant to Section 1.8 upon the surrender of such certificate in accordance with
  Section 1.6.

  1.6 PARENT TO MAKE CERTIFICATES AVAILABLE.

    (a) Exchange of Certificates. Parent shall authorize a commercial bank reasonably acceptable to the Company (or such other person or persons as shall be acceptable to Parent and the Company) to act as Exchange Agent hereunder (the "Exchange Agent"). As soon as practicable after the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the holders of shares of Company Common Stock converted in the Merger, (i) certificates representing the shares of Parent Common Stock issuable pursuant to Section 1.5(c) in exchange for outstanding shares of Company Common Stock, and (ii) cash, as required to make payments in lieu of any fractional shares pursuant to Section 1.8 (such cash and shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Parent Common Stock contemplated to be issued pursuant to Section 1.5(c) out of the Exchange Fund. Except as contemplated by Sections 1.8 and 1.9, the Exchange Fund shall not be used for any other purpose.

    (b) Exchange Procedures. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each record holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock converted in the Merger (the "Certificates") a letter of transmittal (which shall be in customary form, shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent, and shall contain instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock and cash in lieu of fractional shares).

  Upon surrender for cancellation to the Exchange Agent of a Certificate, together with such letter of transmittal, properly executed and duly executed in accordance with the instructions thereon, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock into which the shares represented by the surrendered Certificate shall have been converted at the Effective Time pursuant to this Article I, cash in lieu of any fractional share in accordance with Section 1.8, and certain dividends and other distributions in accordance with Section 1.7, and any Certificate so surrendered shall forthwith be canceled.

  1.7 DIVIDENDS; TRANSFER TAXES; WITHHOLDING. No dividends or other distributions that are declared on or after the Effective Time on Parent Common Stock, or that are payable to the holders of record thereof on or after the Effective Time, will be paid to any person entitled by reason of the Merger to receive a certificate representing Parent Common Stock until such person surrenders the related Certificate or Certificates, as provided in
Section 1.6, and no cash payment in lieu of fractional shares will be paid to any such person pursuant to Section 1.8 until such person shall so surrender the related Certificate or Certificates. Subject to the effect of applicable law, there shall be paid to each record holder of a new certificate representing such Parent Common Stock: (i) at the time of such surrender or as promptly as practicable thereafter, the amount of any dividends or other distributions theretofore paid with respect to the shares of Parent Common Stock represented by such new certificate and having a record date on or after the Effective Time and a payment date prior to such surrender; (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of any dividends or other distributions payable with respect to such shares of Parent Common Stock and having a record date on or after the Effective Time but prior to such surrender and a payment date on or subsequent to such surrender; and (iii) at the time of such surrender or as promptly as practicable thereafter, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.8. In no event shall the person entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions. If any cash or certificate representing shares of Parent Common Stock is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such shares of Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or under any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

  1.8 NO FRACTIONAL SECURITIES. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates pursuant to this Article I, and no Parent dividend or other distribution or stock split shall relate to any fractional share, and no fractional share shall entitle the owner thereof to vote or to any other rights of a security holder of Parent. In lieu of any such fractional share, each holder of Company Common Stock who would otherwise have been entitled to a fraction of a share of Parent Common Stock upon surrender of Certificates for exchange pursuant to this Article I will be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) the per share closing price on the New York Stock Exchange, Inc. (the "NYSE") of Parent Common Stock (as reported in the NYSE Composite Transactions) on the date of the Effective Time (or, if the shares of Parent Common Stock do not trade on the NYSE on such date, the first date of trading of shares of Parent Common Stock on the NYSE after the Effective Time) by (ii) the fractional interest to which such holder would otherwise be entitled. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify the Parent, and the Parent shall deposit such amount with the

Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of Section 1.7 and this Section 1.8.

  1.9 RETURN OF EXCHANGE FUND. Any portion of the Exchange Fund which remains undistributed to the former shareholders of the Company for one year after the Effective Time shall be delivered to Parent, upon demand of Parent, and any such former shareholders who have not theretofore complied with this Article I shall thereafter look only to Parent for payment of their claim for Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock, and any dividends or distributions with respect to Parent Common Stock. Neither Parent nor the Surviving Corporation shall be liable to any former holder of Company Common Stock for any such shares of Parent Common Stock, cash and dividends, and/or distributions held in the Exchange Fund which are delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

  1.10 ADJUSTMENT OF CONVERSION NUMBER. In the event of any reclassification, stock split or stock dividend with respect to Parent Common Stock, any change or conversion of Parent Common Stock into other securities, any adjustment pursuant to Section 7.1(g) hereof, or any other dividend or distribution with respect to the Parent Common Stock other than normal quarterly cash dividends as the same may be adjusted from time to time pursuant to the terms of this Agreement (or if a record date with respect to any of the foregoing should occur) prior to the Effective Time, appropriate and proportionate adjustments, if any, shall be made to the Conversion Number, and all references to the Conversion Number in this Agreement shall be deemed to be to the Conversion Number as so adjusted.

  1.11 NO FURTHER OWNERSHIP RIGHTS IN COMPANY COMMON STOCK. All shares of Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash paid pursuant to Section 1.8) shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of Company Common Stock represented by such Certificates.

  1.12 CLOSING OF COMPANY TRANSFER BOOKS. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock shall thereafter be made on the records of the Company. If, after the Effective Time, Certificates are presented to the Surviving Corporation, the Exchange Agent or the Parent, such Certificates shall be canceled and exchanged as provided in this Article I.

  1.13 LOST CERTIFICATES. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct (but consistent with the practices the Parent applies to its own shareholders), as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 1.8, and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 1.7.

  1.14 [INTENTIONALLY OMITTED.]

  1.15 FURTHER ASSURANCES. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Constituent Corporations, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of the Constituent Corporations, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Constituent Corporation, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation's right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Constituent Corporation and otherwise to carry out the purposes of this Agreement.

  1.16 CLOSING. The closing of the transactions contemplated by this Agreement (the "Closing") and all actions specified in this Agreement to occur at the Closing shall take place at the offices of Long Aldridge & Norman LLP at 10:00 a.m., local time, no later than the second business day following the day on which the last of the conditions set forth in Article VI shall have been fulfilled or waived, or at such other time and place as Parent and the Company shall agree.

                                  ARTICLE II

               REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

  Parent and Sub jointly and severally represent and warrant to the Company as follows:

  2.1 ORGANIZATION, STANDING AND POWER. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia and Tennessee, respectively, and has the requisite corporate power and authority to carry on its business as now being conducted. Each Subsidiary of Parent is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate (in the case of a Subsidiary that is a corporation) or other power and authority to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, have a "Material Adverse Effect" (as defined in this Section 2.1) on Parent. Except as set forth on Schedule 2.1, Parent and each of its Subsidiaries are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on Parent. For purposes of this Agreement, (a) "Material Adverse Change" or "Material Adverse Effect" means, when used with respect to Parent or the Company, as the case may be, any change or effect that is materially adverse to the business, prospects, assets, liabilities, results of operation or financial condition of Parent and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole, as the case may be, and (b) "Subsidiary" means any corporation, partnership, joint venture or other legal entity of which Parent or the Company, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity.

  2.2 CAPITAL STRUCTURE. As of the date hereof, the authorized capital stock of Parent consists of 50,000,000 shares of Parent Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, without par value (the "Parent Preferred Stock"); provided, however, that if Parent's shareholders, at or prior to the "Parent Shareholder Meeting" (as defined in Section 5.1), approve an amendment to Parent's Articles of Incorporation which increases the authorized capital stock of Parent, then the authorized capital stock as of the Effective Time will be as so increased. At June 12, 1998 (except with respect to the representation and warranty made in subsection (v) below, which is made as of the date hereof), (i) 34,253,368 shares of Parent Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights or rights of first refusal, (ii) no shares of Parent Common Stock were held in the treasury of Parent or by the Subsidiaries of Parent, (iii) 5,250,000 shares of Parent Common Stock originally were reserved for future issuance, and of such shares, 3,017,284 are reserved for future issuance as of June 12, 1998, pursuant to Parent's 1991 Employees' Stock Option and Stock Appreciation Rights Plan, as amended, the 1996 Employees' Stock Incentive Plan, as amended, and 1996 Directors' Stock Option Plan (collectively, the "Parent Option Plans"), (iv) 50,000 shares of Parent Common Stock were reserved for issuance pursuant to the Warrant Agreement between Parent and Kessler Financial Services, L.P. (the "Kessler Warrant"), and (v) 6,816,420 shares of Parent Common Stock were reserved for issuance pursuant to the Stock Option Agreement, of even date herewith, between Parent and Company (the "Parent Stock Option Agreement"). No shares of Parent Preferred Stock are outstanding. All of the shares of Parent Common Stock issuable in exchange for Company Common Stock at the Effective Time in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights or rights of first refusal. As of the date of this Agreement, except for (a) this Agreement, (b) the Kessler Warrant, (c) the Parent Stock Option Agreement, and (d) stock options covering not in excess of 2,526,496 shares of Parent Common Stock under the Parent Option Plans (collectively, the "Parent Options"), there are no options, warrants, calls, rights or agreements to which Parent or any of its Subsidiaries is a party or by which any of them is bound obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Parent or any of its Subsidiaries or obligating Parent or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right or agreement. Since June 12, 1998, Parent has not issued any shares of its capital stock, or securities convertible into or exchangeable for such capital stock. Each outstanding share of capital stock of each Subsidiary of Parent is duly authorized, validly issued, fully paid and nonassessable, and, except as set forth on Schedule 2.2, each such share is owned by Parent or another Subsidiary of Parent, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, charges and other encumbrances of any nature whatsoever. Except as set forth in Schedule 2.2, Exhibit 21 to Parent's Annual Report on Form 10-K for the year ended December 31, 1997, as filed with the Securities and Exchange Commission (the "SEC") (the "Parent Annual Report"), is a true, accurate and correct statement in all material respects of all of the information required to be set forth therein by the regulations of the SEC.

  2.3 AUTHORITY.

    (1) The respective Boards of Directors of Parent and Sub have, on or prior to the date of this Agreement at a meeting duly called and held and not subsequently rescinded or modified in any way, (i) unanimously adopted this Agreement in accordance with the Georgia Business Corporation Code (the "GBCC") and the TBCA, respectively, (ii) resolved to recommend the approval of this Agreement to their respective shareholders, (iii) directed that this Agreement be submitted to their respective shareholders for approval, (iv) (with respect to Parent) approved the amendment of its Articles of Incorporation, the amendment of its 1996 Employees' Stock Incentive Plan and any other amendments or actions necessary to consummate the Merger (collectively, the "Parent Amendments"), (v) (with respect to Parent) resolved to recommend the Parent Amendments to its shareholders, and (vi) (with respect to Parent) directed that the Parent Amendments be submitted to its shareholders for approval.

    (2) Each of Parent and Sub has all requisite corporate power and authority to enter into this Agreement and, subject to approval by the shareholders of Parent of this Agreement and the transactions contemplated hereby (including but not limited to the Parent Amendments) and the issuance of Parent Common Stock in connection with the Merger (the "Share Issuance"), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Sub, subject to (x) approval by the shareholders of Parent of this Agreement and the transactions contemplated hereby, including without limitation, the Share Issuance and the Parent Amendments, and (y) the filing of appropriate Merger documents as required by the TBCA. This Agreement has been duly executed and delivered by Parent and Sub and (assuming the valid authorization, execution and delivery of this Agreement by the Company) this Agreement constitutes the valid and binding obligation of Parent and Sub enforceable against each of them in accordance with its terms. The Merger, the Share Issuance, the Parent Amendments, and the filing of a joint proxy statement and a registration statement on Form S-4 (or other appropriate form) with the SEC by Parent under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act") and the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "Securities Act"), for the purpose of registering the shares of Parent Common Stock to be issued in the Merger and seeking approval of this Agreement, the transactions contemplated hereby, the Parent Amendments, and the Share Issuance by the shareholders of Parent (together with any amendments or supplements thereto, whether prior to or after the effective date thereof, the "Registration Statement") have been duly authorized by Parent's Board of Directors.

  2.4 CONSENTS AND APPROVALS; NO VIOLATION. Assuming that all consents, approvals, authorizations and other actions described in this Section 2.4 have been obtained and all filings and obligations described in this Section 2.4 have been made, and except as set forth in Schedule 2.4 (including the required consents, approvals, authorizations and other actions identified therein), the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of (i) the Articles of Incorporation or Bylaws of Parent, (ii) any provision of the comparable charter or organization documents of any of Parent's Subsidiaries, (iii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Parent or any of its Subsidiaries or (iv) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii), (iii) or (iv), any such violations, defaults, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not have a Material Adverse Effect on Parent, or prevent the consummation of any of the transactions contemplated hereby. No filing or registration with, or authorization, consent or approval of, any domestic (federal and state), foreign or supranational court, commission, governmental body, regulatory agency, authority or tribunal (each, a "Governmental Entity") is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent or Sub or is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, except for (i) in connection, or in compliance, with the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Securities Act and the Exchange Act, (ii) the filing of the Articles of Merger with the Secretary of State of the State of Tennessee and appropriate documents with the relevant authorities of other states in which Parent or any of its Subsidiaries is qualified to do business, (iii) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or by the transactions contemplated by this Agreement, (iv) such filings, authorizations, orders and approvals as may be required by state takeover laws (the "State Takeover Approvals"), (v) such filings and consents as may be required under any state or foreign laws pertaining to debt collection, the issuance of payment instruments or money transmission, (vi) applicable requirements, if any, of state securities or "blue sky" laws ("Blue Sky Laws") and the NYSE, and (vii) such other consents, orders, authorizations, registrations, declarations and filings, the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on Parent, or prevent the consummation of any of the transactions contemplated hereby.

  2.5 SEC DOCUMENTS AND OTHER REPORTS. Parent has filed all required documents, reports and schedules with the SEC since December 31, 1996 (collectively, the "Parent SEC Documents"). As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and, at the respective times they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as set forth in Schedule 2.5, the consolidated financial statements (including, in each case, any notes thereto) of Parent included in the Parent SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles (except as may be indicated therein or in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). Except as set forth in Schedule 2.5, Parent has not, since December 31, 1997, made any change in the accounting practices or policies applied in the preparation of financial statements.

  2.6 REGISTRATION STATEMENT AND JOINT PROXY STATEMENT. None of the information to be supplied by Parent or Sub for inclusion or incorporation by reference in the Registration Statement, the joint proxy statement/prospectus included therein (together with any amendments or supplements thereto, the "Joint Proxy Statement") relating to the "Shareholder Meetings" (as defined in
Section 5.1) or any other document filed with any other regulatory agency in connection herewith will: (i) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; (ii) in the case of the Joint Proxy Statement, at the time of the mailing of the Joint Proxy Statement, the time of each of the Shareholder Meetings, and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; or, (iii) in the case of any other filing required by any regulatory agency in connection herewith, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the Effective Time, any event with respect to Parent, its officers and directors or any of its Subsidiaries shall occur which is required to be described in the Joint Proxy Statement or the Registration Statement, such event shall be so described, and an appropriate amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the shareholders of Parent and the Company. The Registration Statement (except for portions thereof that relate only to the Company or any of its Subsidiaries) and the Joint Proxy Statement (except for portions thereof that relate only to the Company or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as applicable.

  2.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth on Schedule 2.7, since December 31, 1997: (A) Parent and its Subsidiaries have not incurred any material liability or obligation (indirect, direct or contingent), or entered into any material oral or written agreement or other transaction, that is not in the ordinary course of business or that would result in a Material Adverse Effect on Parent, excluding any changes and effects resulting from changes in economic, regulatory or political conditions or changes in conditions generally applicable to the industries in which Parent and Subsidiaries of Parent are involved and except for any such changes or effects resulting from this Agreement, the transactions contemplated hereby, or the announcement thereof; (B) Parent and its Subsidiaries have not sustained any loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has had a Material Adverse Effect on Parent; (C) other than any indebtedness incurred by Parent after the date hereof as permitted by
Section 4.1(a)(vi), there has been no material change in the consolidated indebtedness of Parent and its Subsidiaries, and no dividend or distribution of any kind declared, paid or made by Parent on any class of its stock; and
(D) there has been no event causing a Material Adverse Effect on Parent, excluding any changes and effects resulting from changes in economic, regulatory or political conditions or changes in conditions generally applicable to the industries in which Parent and Subsidiaries of Parent are involved and which do not affect Parent in a manner materially disproportionate to the effect on the Company) and except for any such changes or effects resulting from this Agreement, the transactions contemplated hereby or the announcement thereof.

  2.8 PERMITS AND COMPLIANCE. Except as set forth on Item 2 of Schedule 2.8, each of Parent and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Parent or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (collectively, the "Parent Permits"), except where the failure to have any of the Parent Permits would not, individually or in the aggregate, have a Material Adverse Effect on Parent, and, as of the date of this Agreement, no suspension or cancellation of any of the Parent Permits is pending or, to the "Knowledge of Parent" (as defined in this Section 2.8), threatened, except where the suspension or cancellation of any of the Parent Permits would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries is in default or violation of (A) its charter, bylaws or other organizational documents, (B) any applicable law, ordinance, administrative or governmental rule or regulation, (C) any order, decree or judgment of any Governmental Entity having jurisdiction over Parent or any of its Subsidiaries, or (D) any provisions of the rules and regulations of VISA U.S.A., Inc., VISA International, Inc., MasterCard International, Inc. and any successor organizations or associations (collectively, the "Credit Card Associations"), except, in the case of clauses (A), (B), (C) and (D), for any violations that, individually or in the aggregate, would not have a Material Adverse Effect on Parent. Except as disclosed in Schedule 2.8, as of the date hereof there is no contract or agreement that is material to the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole. Except as set forth in Schedule 2.8, as of the date of this Agreement, no event of default or event that, but for the giving of notice or the lapse of time or both, would constitute an event of default exists or, upon the consummation by Parent of the transactions contemplated by this Agreement, will exist under any indenture, mortgage, loan agreement, note or other agreement or instrument for borrowed money, any guarantee of any agreement or instrument for borrowed money or any lease, contractual license or other agreement or instrument to which Parent or any of its Subsidiaries is a party or by which Parent or any such Subsidiary is bound or to which any of the properties, assets or operations of Parent or any such Subsidiary is subject, other than any defaults that, individually or in the aggregate, would not have a Material Adverse Effect on Parent. Set forth in Schedule 2.8 is a description of any material changes to the amount and terms of the indebtedness of the Parent and its Subsidiaries as described in the Parent Annual Report. For purposes of this Agreement, "Knowledge of Parent" means the actual knowledge of the individuals identified in Schedule 2.8.

  2.9 TAX MATTERS.

    (a) Tax Definitions. For purposes of this Agreement, the following definitions shall apply:

      (i) The term "Taxes" shall mean all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), payroll and employee withholding taxes, unemployment insurance, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation, Pension Benefit Guaranty Corporation premiums and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a party is required to pay, withhold or collect.

      (ii) The term "Return" or "Tax Return" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

    (b) Returns Filed and Taxes Paid. Except as otherwise disclosed in
  Schedule 2.9(b), or except as would not have a Material Adverse Effect on
  Parent: (i) all Returns required to be filed by or on behalf of Parent and each of its Subsidiaries have been duly filed on a timely basis and such Returns are correct, true, and complete; (ii) all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Parent or any of its Subsidiaries with respect to items or periods covered by such Returns or with respect to any taxable periods ending prior to the date of this Agreement; (iii) Parent and each of its Subsidiaries has withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party; and (iv) there are no liens on any of the assets of Parent or any of its Subsidiaries with respect to Taxes, other than liens for Taxes not yet due and payable.

    (c) Tax Deficiencies; Audits; Statutes of Limitations. Except as otherwise disclosed in Schedule 2.9(c), or except as would not have a Material Adverse Effect on Parent: (i) neither the Returns of

  Parent nor any of its Subsidiaries have been audited by a government or taxing authority, nor is any such audit in process; (ii) no deficiencies exist or have been asserted (either in writing or verbally, formally or informally) or are expected to be asserted with respect to Taxes of Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries has received notice (either in writing or verbally, formally or informally) that it has not filed a Return or paid Taxes required to be filed or paid by it; (iii) neither Parent nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened (either in writing or verbally, formally or informally) against Parent or any of its Subsidiaries, or any of their respective assets; (iv) no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Parent or any of its Subsidiaries; and (v) Parent and each of its Subsidiaries have disclosed on their federal income tax returns all positions taken therein that could give rise to a substantial understatement penalty within the meaning of Section 6662 of the Code.

    (d) Tax Sharing Agreements. Except as otherwise disclosed in Schedule 2.9(d), neither Parent nor any of its Subsidiaries are a party to any tax sharing agreement, and (i) the Parent has never been a party to a tax sharing agreement, and (ii) to the Knowledge of Parent, none of its Subsidiaries has ever been a party to any tax sharing agreement.

  2.10 ACTIONS AND PROCEEDINGS. Except as set forth in Schedule 2.10, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against or involving Parent or any of its Subsidiaries, or against or involving any of the present or former directors, officers, employees, consultants, agents or shareholders of Parent or any of its Subsidiaries, as such, any of its or their properties, assets or business or any "Parent Plan" (as defined in Section 2.13) or any fiduciary, agent or consultant of any Parent Plan that, individually or in the aggregate, would have a Material Adverse Effect on Parent. As of the date of this Agreement, there are no actions, suits or claims or legal, administrative or arbitrative proceedings or investigations pending or, to the Knowledge of Parent, threatened against or involving Parent or any of its Subsidiaries or any of its or their present or former directors, officers, employees, consultants, agents or shareholders, as such, any of its or their properties, assets or business or any Parent Plan or any fiduciary, agent or consultant of any Parent Plan that, individually or in the aggregate, would have a Material Adverse Effect on Parent. As of the date hereof, there are no actions, suits, labor disputes or other litigation, legal or administrative proceedings or governmental investigations pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries or any of its or their present or former officers, directors, employees, consultants, agents or shareholders, as such, or any of its or their properties, assets or business or any Parent Plan or any fiduciary, agent or consultant of any Parent Plan relating to the transactions contemplated by this Agreement.

  2.11 [INTENTIONALLY OMITTED].

  2.12 CERTAIN AGREEMENTS. As of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to any "Plan" (as defined in this Section 2.12), any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. For purposes of this Agreement, "Plan" shall mean, with respect to an entity, all present and prior (including terminated and transferred) plans, programs, agreements, arrangements, commitments and/or methods of contribution or compensation whether formal or informal, oral or written, whether funded or unfunded, and whether legally binding or not, which provides any remuneration or benefits to, or covers any current or former employee of such entity or any other individual who provides services to such entity (including, but not limited to, any shareholder, officer, director, employee or consultant of such entity), or any spouse, child or other dependent of such current or former employee or individual, or which is sponsored, maintained, adopted or contributed to (in whole or in part) by such entity, and includes, but is not limited to, pension, retirement, profit sharing, stock bonus, nonqualified deferred compensation, disability, medical, dental, workers' compensation, health, life insurance, cafeteria, medical reimbursement, dependent care assistance, incentive, bonus, restricted stock, stock purchase, or stock option plans. No holder of any option to purchase shares of Parent Common Stock, or shares of Parent Common Stock granted in connection with the performance of services for Parent or its Subsidiaries, is or will be entitled to receive cash from Parent or any Subsidiary in lieu of or in exchange for such option or shares as a result of the transactions contemplated by this Agreement.

  2.13 ERISA.

    (a) With respect to each Plan of Parent or any "ERISA Affiliate" (as defined in this Section 2.13) of Parent, Parent has made available to Company a true and correct copy of (i) the most recent annual report (Form
  5500) filed with the Internal Revenue Service (the "IRS"), (ii) the plan documents of such Plan, (iii) each trust agreement, insurance contract or administration agreement relating to such Plan, (iv) the most recent summary plan description for each Plan for which a summary plan description is required or the most recent employee communication explanation for each other Plan, (v) the most recent actuarial report or valuation relating to a Plan subject to Title IV of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and (vi) the most recent determination letter, if any, issued by the IRS with respect to any Plan intended to be qualified under section 401(a) of the Code. Each Plan of Parent or any ERISA Affiliate of Parent complies in all material respects with ERISA, the Code and all other applicable statutes and governmental rules and regulations, and (i) no "reportable event" (within the meaning of Section 4043 of ERISA) has occurred with respect to any "Parent Plan" (as defined in this Section 2.13), (ii) neither Parent nor any of its ERISA Affiliates has withdrawn (or partially withdrawn) from any Parent Plan or "Parent Multiemployer Plan" (as defined in this Section 2.13) or instituted, or is currently considering taking, any action to do so, and (iii) no action has been taken, or is currently being considered, to terminate any Parent Plan subject to Title IV of ERISA. No Parent Plan, nor any trust created thereunder, has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived. To the best Knowledge of Parent, no Parent Plan has engaged in a prohibited transaction with a fiduciary or party-in-interest within the meaning of Section 4975 of the Code or Section 406 of ERISA, unless a statutory exception exists for such transaction.

    (b) With respect to the Plans of Parent or any ERISA Affiliate of Parent, no event has occurred and, to the Knowledge of Parent, there exists no condition or set of circumstances in connection with which Parent or any ERISA Affiliate of Parent could be subject to any liability under the terms of such Plans, ERISA, the Code, any contract or document relating to such Plans, or any other applicable law, which would have a Material Adverse Effect on Parent. All Parent Plans that are intended to be qualified under
  Section 401(a) of the Code have been determined by the Internal Revenue Service to be so qualified, or a timely (within the meaning of Section 401(b) of the Code) application for such determination is now pending, and Parent is not aware of any reason why any such Parent Plan is not so qualified in operation. Neither Parent nor any of its ERISA Affiliates has been notified by any Parent Multiemployer Plan that such Parent Multiemployer Plan is currently in reorganization or insolvency under and within the meaning of Section 4241 or 4245 of ERISA or that such Parent Multiemployer Plan intends to terminate or has been terminated under
  Section 4041A of ERISA. Neither Parent nor any of its ERISA Affiliates has any liability or obligation under any Plan or other contract or agreement to provide benefits after termination of employment to any employee or dependent of an employee other than as required by ERISA or as disclosed in the Parent Annual Report. As used herein, (i) "Parent Plan" means a "pension plan" (as defined in Section 3(2) of ERISA (other than a Parent Multiemployer Plan)) or a "welfare plan" (as defined in Section 3(1) of ERISA) established or maintained by Parent or any of its ERISA Affiliates or as to which Parent or any of its ERISA Affiliates has contributed or otherwise may have any liability, and (ii) "Company Multiemployer Plan" means a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) to which Parent or any of its ERISA Affiliates is or has been obligated to contribute or otherwise may have any liability. With respect to any Parent Plan which is subject to Title IV of ERISA, the fair market value of the assets of such Plan are currently (and are expected to be as of the Effective Time) greater than or equal to the present value of all "benefit liabilities" (within the meaning of Section 4001(a)(6) of ERISA) of such Parent Plan.

    (c) Parent has made available to the Company true and complete (i) copies of all severance and employment agreements with officers of Parent and each ERISA Affiliate of Parent, (ii) copies of all severance programs and policies of Parent with or relating to its employees; and (iii) copies of all plans, programs, agreements and other arrangements of Parent with or relating to its employees which contain change of control or similar provisions. "ERISA Affiliate" means, with respect to a person, any trade or business (whether or not incorporated) which would be considered a single employer with such person pursuant to Section 414(b), (c), (m) or (o) of the Code and the regulations promulgated under those sections or pursuant to Section 4001(b) of ERISA and the regulations promulgated thereunder.

  2.14 COMPLIANCE WITH CERTAIN LAWS. The properties, assets and operations of Parent and its Subsidiaries are in compliance in all material respects with all applicable federal, state, local and foreign laws, rules and regulations, orders, decrees, judgments, permits and licenses relating to public and worker health and safety (collectively, "Worker Safety Laws") and the protection and clean-up of the environment and activities or conditions related thereto, including, without limitation, those relating to the generation, handling, disposal, transportation or release of hazardous materials (collectively, "Environmental Laws"), except for any violations that, individually or in the aggregate, would not have a Material Adverse Effect on Parent. With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no past, present or reasonably anticipated future events, conditions, circumstances, activities, practices, incidents, actions or plans of Parent or any of its Subsidiaries that may interfere with or prevent compliance or continued compliance in all material respects with applicable Worker Safety Laws and Environmental Laws, other than any such interference or prevention as would not, individually or in the aggregate with any such other interference or prevention, have a Material Adverse Effect on Parent. The term "hazardous materials" shall mean those substances that are regulated by, or form the basis for liability under, any applicable Environmental Laws.

  2.15 LIABILITIES. Except as set forth in Schedule 2.15 or except as fully reflected or reserved against in the financial statements included in the Parent Annual Report, or disclosed in the footnotes thereto, Parent and its Subsidiaries had no liabilities (including, without limitation, tax liabilities) at the date of such financial statements, absolute or contingent, other than liabilities that, individually or in the aggregate, would not have a Material Adverse Effect on Parent, and had no liabilities (including, without limitation, tax liabilities) that were not incurred in the ordinary course of business. Except as so reflected, reserved or disclosed, Parent and its Subsidiaries have no commitments, other than any commitments which, individually or in the aggregate, would not have a Material Adverse Effect on Parent.

  2.16 LABOR MATTERS. Neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or labor contract. Neither Parent nor any of its Subsidiaries has engaged in any unfair labor practice with respect to any persons employed by or otherwise performing services primarily for Parent or any of its Subsidiaries (the "Parent Business Personnel"), and there is no unfair labor practice complaint or grievance against Parent or any of its Subsidiaries by the National Labor Relations Board or any comparable state agency pending or threatened in writing with respect to the Parent Business Personnel, except where such unfair labor practice, complaint or grievance would not have a Material Adverse Effect on Parent. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries which may interfere with the respective business activities of Parent or any of its Subsidiaries, except where such dispute, strike or work stoppage would not have a Material Adverse Effect on Parent. Parent and all of its Subsidiaries are in compliance with all federal and state laws respecting employment and employment practices, immigration, terms and conditions of employment, and wages and hours, except where such noncompliance would not have a Material Adverse Effect on Parent. With respect to the employees of Parent and/or its Subsidiaries, to the Knowledge of Parent, no event has occurred and there exists no condition or set of circumstances in connection with which Parent or any of its Subsidiaries or any ERISA Affiliate of Parent could be subject to any liability under any federal or state law handicap or disability discrimination law, any federal, state or local fair employment practices or nondiscrimination act, or any other applicable law which would have a Material Adverse Effect on Parent.

  2.17 INTELLECTUAL PROPERTY. Parent and its Subsidiaries have all patents, trademarks, trade names, service marks, trade secrets, copyrights and other proprietary intellectual property rights (collectively, "Intellectual Property Rights") as are necessary in connection with the business of Parent and its Subsidiaries, taken as a whole, except where the failure to have such Intellectual Property Rights would not have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries has infringed any Intellectual Property Rights of any third party other than any infringements that, individually or in the aggregate, would not have a Material Adverse Effect on Parent.

  2.18 POOLING OF INTERESTS; REORGANIZATION. To the Knowledge of Parent, neither Parent, any of its Subsidiaries, nor any of its directors or officers has (i) taken any action or failed to take any action which action or failure would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes or (ii) taken any action or failed to take any action which action or failure would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

  2.19 REQUIRED VOTE OF PARENT SHAREHOLDERS. Except with respect to the Share Issuance and the amendment of Parent's 1996 Employee Stock Incentive Plan, as amended (the "1996 Plan"), the affirmative vote of a majority of the votes entitled to be cast is required to approve this Agreement and the transactions contemplated hereby, including without limitation the amendment of Parent's Articles of Incorporation. The affirmative vote of the holders of a majority of shares represented and entitled to vote on such amendment is required for the amendment of the 1996 Plan, provided that a quorum is present at the meeting at which such amendment is voted upon. The affirmative vote of a majority of votes cast on a proposal in a proxy bearing on the Share Issuance, in which the total vote cast on the Share Issuance represents over fifty percent (50%) in interest of all securities entitled to vote on the proposal, is required to approve the Share Issuance (the required shareholder votes referred to in this sentence and two preceding sentences are collectively referred to herein as the "Parent Required Vote"). Except for the vote of Parent's shareholders approving this Agreement, the transactions contemplated hereby, the Share Issuance, the amendment to Parent's Articles of Incorporation which increases the authorized capital stock of Parent, and the amendment of the 1996 Plan, no other vote of the shareholders of Parent is required by law, the Articles of Incorporation or Bylaws of Parent or otherwise in order for Parent to consummate the Share Issuance, the Merger and the transactions contemplated hereby.

  2.20 OPERATIONS OF SUB. Sub is a direct, wholly-owned subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

  2.21 BROKERS. No broker, investment banker or other person, other than Salomon Smith Barney, is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

  2.22 OPINION OF FINANCIAL ADVISOR. Parent has received the opinion of Salomon Smith Barney dated as of the date hereof (which opinion is written or, if initially given verbally, shall immediately hereafter be memorialized in a written opinion to be delivered to Parent), to the effect that, as of the date hereof, the Conversion Number is fair to Parent's shareholders from a financial point of view (the "Parent Fairness Opinion").

  2.23 STATE TAKEOVER STATUTES. The Board of Directors of Parent has, to the extent such statutes are applicable, (a) taken all action necessary to exempt the Company, its Subsidiaries and "Affiliates" (as defined in this Section 2.23), the Merger, this Agreement and the transactions contemplated hereby from Sections 14-2-1110 through 14-2-1133 of the GBCC and (b) taken all action necessary to satisfy the provisions of Sections 14-2-1110 through 14-2-1133 of the GBCC. To the Knowledge of Parent, no other state takeover statutes are applicable to the Merger, this Agreement and the transactions contemplated hereby. For purposes of this Section 2.23 and Section 3.19, an "Affiliate" of a party means any person or entity controlling, controlled by, or under common control with such party. For the purposes of this definition, "control" shall mean, as to any entity, the power to direct or cause the direction of the management and policies of such entity through (i) control of a majority of the members of the Board of Directors of such entity, or (ii) ownership of fifty percent (50%) or more of the total outstanding voting securities of such entity. "Controlling" and "controlled" shall have a correlative meaning.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  The Company represents and warrants to Parent and Sub as follows:

  3.1 ORGANIZATION, STANDING AND POWER. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee and has the requisite corporate power and authority to carry on its business as now being conducted. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate (in the case of a Subsidiary that is a corporation) or other power and authority to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company and each of its Subsidiaries are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

  3.2 CAPITAL STRUCTURE. As of the date hereof, the authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share ("Company Preferred Stock"). At the close of business on June 12, 1998 (except with respect to the representation and warranty in subsection (v) below which is made as of the date hereof), (i) 48,911,724 shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights or rights of first refusal, (ii) no shares of Company Common Stock were held in the treasury of the Company or by the Subsidiaries of the Company, (iii) 5,145,000 shares of Company Common Stock were reserved for future issuance pursuant to the Company's 1994 Incentive Stock Plan, as amended and restated, 1994 Non-Employee Director Stock Option Plan, as amended and restated, 1997 Executive Stock Incentive Plan, the 1997 Non-Qualified Stock Option Plan, and the Non-Employee Director Restricted Stock Award Plan (collectively, the "Company Stock Option Plans"), (iv) 10,000 shares of Company Common Stock, in the aggregate, were reserved for issuance pursuant to Stock Purchase Warrants issued to each of Fred Armstrong and David Ford in connection with an acquisition by the Company of a merchant portfolio (collectively, the "Company Warrants"), and (v) 9,733,433 shares of Company Common Stock were reserved for issuance pursuant to the Stock Option Agreement, of even date herewith, between the Company and Parent (the "Company Stock Option Agreement"). No shares of Company Preferred Stock are outstanding. As of the date of this Agreement, except for (a) stock options covering not in excess of 3,090,873 shares of Company Common Stock under the Company Stock Option Plans (collectively, the "Company Options"), (b) the Company Warrants or (c) the Company Stock Option Agreement, there are no options, warrants, calls, rights or agreements to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right or agreement. Since June 12, 1998, the Company has not issued any shares of its capital stock, or securities convertible into or exchangeable for such capital stock. Each outstanding share of capital stock of each Subsidiary of the Company that is a corporation is duly authorized, validly issued, fully paid and nonassessable and, except as disclosed in the "Company SEC Documents" (as defined in Section 3.5) or
Schedule 3.2, each such share is owned by the Company or another Subsidiary of the Company, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, charges and other encumbrances of any nature whatsoever. Except as disclosed in Schedule 3.2, Exhibit 21.1 to the Company's Annual Report on Form 10-K, as amended, for the year ended July 31, 1997, as filed with the SEC (the "Company Annual Report"), is a true, accurate and correct statement in all material respects of all of the information required to be set forth therein by the regulations of the SEC.

  3.3 AUTHORITY.

    (a) The Board of Directors of the Company has on or prior to the date of this Agreement at a meeting duly called and held and not subsequently rescinded or modified in any way (i) unanimously adopted this Agreement in accordance with the TBCA, (ii) resolved to recommend the approval of this Agreement to the Company's shareholders and (iii) directed that this Agreement be submitted to the Company's shareholders for approval.

    (b) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to approval by the shareholders of the Company of this Agreement, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to (x) approval of this Agreement by the shareholders of the Company and (y) the filing of appropriate Merger documents as required by the TBCA. This Agreement has been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by Parent and Sub) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms. The Merger, the transactions contemplated hereby, the filing of the Joint Proxy Statement, and the inclusion of other necessary materials in the Registration Statement, with the SEC has been duly authorized by the Company's Board of Directors.

  3.4 CONSENTS AND APPROVALS; NO VIOLATION. Assuming that all consents, approvals, authorizations and other actions described in this Section 3.4 have been obtained and all filings and obligations described in this Section 3.4 have been made, and except as set forth in Schedule 3.4 (including the required consents, approvals, authorizations and other actions identified therein), the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (i) the Amended and Restated Charter or Bylaws of the Company, (ii) any provision of the comparable charter or organization documents of any of the Company's Subsidiaries, (iii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Company or any of its Subsidiaries or (iv) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii),
(iii) or (iv), any such violations, defaults, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not have a Material Adverse Effect on the Company, or prevent the consummation of any of the transactions contemplated hereby. No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, except for (i) in connection, or in compliance, with the provisions of the HSR Act, the Securities Act and the Exchange Act, (ii) the filing of the Articles of Merger with the Secretary of State of the State of Tennessee and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business, (iii) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or by the transactions contemplated by this Agreement,
(iv) such filings, authorizations, orders and approvals as may be required to obtain the State Takeover Approvals, (v) such filings and consents as may be required under any state or foreign laws pertaining to debt collection, the issuance of payment instruments or money transmission, (vi) applicable requirements, if any, of Blue Sky Laws and the Nasdaq National Market, and
(vii) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on the Company or prevent the consummation of any of the transactions contemplated hereby.

  3.5 SEC DOCUMENTS AND OTHER REPORTS. The Company has filed all required documents, reports and schedules with the SEC since December 31, 1996 (the "Company SEC Documents"). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and, at the respective times they were filed, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as set forth in Schedule 3.5, the consolidated financial statements (including, in each case, any notes thereto) of the Company included in the Company SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles (except as may be indicated therein or in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). Except as disclosed in Schedule 3.5, the Company has not, since July 31, 1997, made any change in the accounting practices or policies applied in the preparation of financial statements.

  3.6 REGISTRATION STATEMENT AND JOINT PROXY STATEMENT. None of the information to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement, the Joint Proxy Statement or any other document filed with any other regulatory agency in connection herewith, will: (i) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; (ii) in the case of the Joint Proxy Statement, at the time of the mailing of the Joint Proxy Statement, the time of each of the Shareholder Meetings and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; or (iii) in the case of any other filing required by any regulatory agency in connection herewith, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to the Company, its officers and directors or any of its Subsidiaries shall occur which is required to be described in the Joint Proxy Statement or the Registration Statement, information concerning such event shall be supplied by the Company to Parent and its representatives in connection with their preparation and prompt filing with the SEC of an appropriate amendment or supplement and, as required by law, disseminated to the shareholders of the Company. The Joint Proxy Statement (except for portions thereof that relate only to Parent or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act.

  3.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in Schedule 3.7, since July 31, 1997, (A) the Company and its Subsidiaries have not incurred any material liability or obligation (indirect, direct or contingent), or entered into any material oral or written agreement or other transaction, that is not in the ordinary course of business or that would result in a Material Adverse Effect on the Company, excluding any changes and effects resulting from changes in economic, regulatory or political conditions or changes in conditions generally applicable to the industries in which the Company and Subsidiaries of the Company are involved and except for any such changes or effects resulting from this Agreement, the transactions contemplated hereby or the announcement thereof; (B) the Company and its Subsidiaries have not sustained any loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has had a Material Adverse Effect on the Company; (C) other than any indebtedness incurred by the Company after the date hereof as permitted by Section 4.1(b)(vi), there has been no material change in the consolidated indebtedness of the Company and its Subsidiaries, and no dividend or distribution of any kind declared, paid or made by the Company on any class of its stock; and (D) there has been no event causing a Material Adverse Effect on the Company, excluding any changes and effects resulting from changes in economic, regulatory or political conditions or changes in conditions generally applicable to the industries in which the Company and Subsidiaries of the Company are involved and which do not affect the Company in a manner materially disproportionate to the effect on Parent) and except for any such changes or effects resulting from this Agreement, the transactions contemplated hereby or the announcement thereof.

  3.8 PERMITS AND COMPLIANCE. Each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (collectively, the "Company Permits"), except where the failure to have any of the Company Permits would not, individually or in the aggregate, have a Material Adverse Effect on the Company, and, as of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or, to the "Knowledge of the Company" (as defined in this Section 3.8), threatened, except where the suspension or cancellation of any of the Company Permits would not, individually or in the aggregate, have a Material Adverse Effect on Company. Neither the Company nor any of its Subsidiaries is in default or violation of (A) its charter, bylaws or other organizational documents, (B) any applicable law, ordinance, administrative or governmental rule or regulation, (C) any order, decree or judgment of any Governmental Entity having jurisdiction over the Company or any of its Subsidiaries, or (D) any provisions of the rules and regulations of the Credit Card Associations, except, in the case of clauses (A), (B), (C), or
(D) for any violations that, individually or in the aggregate, would not have a Material Adverse Effect on the Company. Except as disclosed in Schedule 3.8, as of the date hereof there is no contract or agreement that is material to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole. Except as set forth in Schedule 3.8, as of the date of this Agreement, no event of default or event that, but for the giving of notice or the lapse of time or both, would constitute an event of default exists or, upon the consummation by the Company of the transactions contemplated by this Agreement, will exist under any indenture, mortgage, loan agreement, note or other agreement or instrument for borrowed money, any guarantee of any agreement or instrument for borrowed money or any lease, contractual license or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any such Subsidiary is bound or to which any of the properties, assets or operations of the Company or any such Subsidiary is subject, other than any defaults that, individually or in the aggregate, would not have a Material Adverse Effect on the Company. Set forth in Schedule 3.8 is a description of any material changes to the amount and terms of the indebtedness of the Company and its Subsidiaries as described in the Company Annual Report. "Knowledge of the Company" means the actual knowledge of the individuals identified in Schedule 3.8.

  3.9 TAX RETURNS.

    (a) Returns Filed and Taxes Paid. Except as otherwise disclosed in
  Schedule 3.9(a), or except as would not have a Material Adverse Effect on the Company: (i) all Returns required to be filed by or on behalf of the Company and each of its Subsidiaries have been duly filed on a timely basis and such Returns are correct, true, and complete; (ii) all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by the Company or any of its Subsidiaries with respect to items or periods covered by such Returns or with respect to any taxable periods ending prior to the date of this Agreement; (iii) the Company and each of its Subsidiaries have withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party; and (iv) there are no liens on any of the assets of the Company or any of its Subsidiaries with respect to Taxes, other than liens for Taxes not yet due and payable.

    (b) Tax Deficiencies; Audits; Statutes of Limitations. Except as otherwise disclosed in Schedule 3.9(b), or except as would not have a Material Adverse Effect on the Company: (i) neither the Returns of the Company nor any of its Subsidiaries have been audited by a government or taxing authority, nor is any such audit in process; (ii) no deficiencies exist or have been asserted (either in writing or verbally, formally or informally) or are expected to be asserted with respect to Taxes of the Company or any of its

  Subsidiaries, and neither the Company nor any of its Subsidiaries has received notice (either in writing or verbally, formally or informally) that it has not filed a Return or paid Taxes required to be filed or paid by it; (iii) neither the Company nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened (either in writing or verbally, formally or informally) against the Company or any of its Subsidiaries, or any of their respective assets; (iv) no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of the Company or any of its Subsidiaries; and (v) the Company and each of its Subsidiaries have disclosed on their federal income tax returns all positions taken therein that could give rise to a substantial understatement penalty within the meaning of Section 6662 of the Code.

    (c) Tax Sharing Agreements. Except as otherwise disclosed in Schedule 3.9(c), neither the Company nor any of its Subsidiaries are a party to any tax sharing agreement, and (i) the Company has never been a party to a tax sharing agreement, and (ii) to the Knowledge of the Company, none of its Subsidiaries has ever been a party to any tax sharing agreement.

  3.10 ACTIONS AND PROCEEDINGS. Except as set forth in Schedule 3.10, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against or involving the Company or any of its Subsidiaries, or against or involving any of the present or former directors, officers, employees, consultants, agents or shareholders of the Company or any of its Subsidiaries, as such, any of its or their properties, assets or business or any "Company Plan" (as defined in Section 3.13) or any fiduciary, agent or consultant of any Company Plan that, individually or in the aggregate, would have a Material Adverse Effect on the Company. As of the date of this Agreement, there are no actions, suits or claims or legal, administrative or arbitrative proceedings or investigations pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries or any of its or their present or former directors, officers, employees, consultants, agents or shareholders, as such, or any of its or their properties, assets or business or any Company Plan or any fiduciary, agent or consultant of any Company Plan that, individually or in the aggregate, would have a Material Adverse Effect on the Company. As of the date hereof, there are no actions, suits, labor disputes or other litigation, legal or administrative proceedings or governmental investigations pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of its or their present or former officers, directors, employees, consultants, agents or shareholders, as such, or any of its or their properties, assets or business or any Company Plan or any fiduciary, agent or consultant of any Company Plan relating to the transactions contemplated by this Agreement.

  3.11 [INTENTIONALLY OMITTED].

  3.12 CERTAIN AGREEMENTS. Except as set forth in Schedule 3.12, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any agreement or Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. No holder of any option to purchase shares of Company Common Stock, or shares of Company Common Stock granted in connection with the performance of services for the Company or its Subsidiaries, is or will be entitled to receive cash from the Company or any Subsidiary in lieu of or in exchange for such option or shares as a result of the transactions contemplated by this Agreement.

  3.13 ERISA.

    (a) With respect to each Plan of the Company or any ERISA Affiliate of the Company, the Company has made available to Parent a true and correct copy of (i) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the "IRS"), (ii) the plan documents of such Plan,
  (iii) each trust agreement, insurance contract or administration agreement relating to such Plan, (iv) the most recent summary plan description for each Plan for which a summary plan description is required or the most recent employee communication explanation for each other Plan, (v) the most recent actuarial report or valuation relating to a Plan subject to Title IV of ERISA, and (vi) the most recent determination letter, if any, issued by the IRS with respect to any Plan intended to be qualified under section 401(a) of the Code. Each Plan of the Company or any ERISA Affiliate of the Company complies in all material respects with ERISA, the Code and all other applicable statutes and governmental rules and regulations, and (i) no "reportable event" (within the meaning of Section 4043 of ERISA) has occurred with respect to any "Company Plan" (as defined in this Section 3.13), (ii) neither the Company nor any of its ERISA Affiliates has withdrawn (or partially withdrawn) from any Company Plan or "Company Multiemployer Plan" (as defined in this
  Section 3.13) or instituted, or is currently considering taking, any action to do so, and (iii) no action has been taken, or is currently being considered, to terminate any Company Plan subject to Title IV of ERISA. No Company Plan, nor any trust created thereunder, has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived. To the best Knowledge of the Company, no Company Plan has engaged in a prohibited transaction with a fiduciary or party-in-interest within the meaning of Section 4975 of the Code or Section 406 of ERISA, unless a statutory exception exists for such transaction.

    (b) With respect to the Plans of the Company or any ERISA Affiliate of the Company, no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company or any ERISA Affiliate of the Company could be subject to any liability under the terms of such Plans, ERISA, the Code, any contract or document relating to such Plans, or any other applicable law, which would have a Material Adverse Effect on the Company. All Company Plans that are intended to be qualified under Section 401(a) of the Code have been determined by the Internal Revenue Service to be so qualified, or a timely (within the meaning of Section 401(b) of the Code) application for such determination is now pending, and the Company is not aware of any reason why any such Company Plan is not so qualified in operation. Neither the Company nor any of its ERISA Affiliates has been notified by any Company Multiemployer Plan that such Company Multiemployer Plan is currently in reorganization or insolvency under and within the meaning of Section 4241 or 4245 of ERISA or that such Company Multiemployer Plan intends to terminate or has been terminated under Section 4041A of ERISA. Neither the Company nor any of its ERISA Affiliates has any liability or obligation under any Plan or other contract or agreement to provide benefits after termination of employment to any employee or dependent of an employee other than as required by ERISA or as disclosed in the Company Annual Report. As used herein, (i) "Company Plan" means a "pension plan" (as defined in Section 3(2) of ERISA (other than a Company Multiemployer Plan)) or a "welfare plan" (as defined in Section 3(1) of ERISA) established or maintained by the Company or any of its ERISA Affiliates or as to which the Company or any of its ERISA Affiliates has contributed or otherwise may have any liability, and (ii) "Company Multiemployer Plan" means a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) to which the Company or any of its ERISA Affiliates is or has been obligated to contribute or otherwise may have any liability. With respect to any Company Plan which is subject to Title IV of ERISA, the fair market value of the assets of such Plan are currently (and are expected to be as of the Effective Time) greater than or equal to the present value of all "benefit liabilities" (within the meaning of Section 4001(a)(6) of ERISA) of such Company Plan.

    (c) The Company has made available to Parent true and complete (i) copies of all severance and employment agreements with officers of the Company and each ERISA Affiliate of the Company, (ii) copies of all severance programs and policies of the Company with or relating to its employees; and (iii) copies of all plans, programs, agreements and other arrangements of the Company with or relating to its employees which contain change of control or similar provisions.

  3.14 COMPLIANCE WITH CERTAIN LAWS. The properties, assets and operations of the Company and its Subsidiaries are in compliance in all material respects with all applicable Worker Safety Laws and Environmental Laws, except for any violations that, individually or in the aggregate, would not have a Material Adverse Effect on the Company. With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no past, present or reasonably anticipated future events, conditions, circumstances, activities, practices, incidents, actions or plans of the Company or any of its Subsidiaries that may interfere with or prevent compliance or continued compliance in all material respects with applicable Worker Safety Laws and Environmental Laws, other than any such interference or prevention as would not, individually or in the aggregate with any such other interference or prevention, have a Material Adverse Effect on the Company.

  3.15 LIABILITIES. Except as fully reflected or reserved against in the financial statements included in the Company Annual Report, or disclosed in the footnotes thereto, the Company and its Subsidiaries had no liabilities (including, without limitation, tax liabilities) at the date of such financial statements, absolute or contingent, other than liabilities that, individually or in the aggregate, would not have a Material Adverse Effect on the Company, and had no liabilities (including, without limitation, tax liabilities) that were not incurred in the ordinary course of business. Except as so reflected, reserved or disclosed, the Company and its Subsidiaries have no commitments, other than any commitments which, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

  3.16 LABOR MATTERS. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or labor contract. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practice with respect to any persons employed by or otherwise performing services primarily for the Company or any of its Subsidiaries (the "Company Business Personnel"), and there is no unfair labor practice complaint or grievance against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable state agency pending or threatened in writing with respect to the Company Business Personnel, except where such unfair labor practice, complaint or grievance would not have a Material Adverse Effect on the Company. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries which may interfere with the respective business activities of the Company or any of its Subsidiaries, except where such dispute, strike or work stoppage would not have a Material Adverse Effect on the Company. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of Company, threatened against or affecting Company or any of its Subsidiaries which may interfere with the respective business activities of Company or any of its Subsidiaries, except where such dispute, strike or work stoppage would not have a Material Adverse Effect on Company. The Company and all of its Subsidiaries are in compliance with all federal and state laws respecting employment and employment practices, immigration, terms and conditions of employment, and wages and hours, except where noncompliance would not have a Material Adverse Effect on the Company. With respect to the employees of Company and/or its Subsidiaries, to the Knowledge of Company, no event has occurred and there exists no condition or set of circumstances in connection with which Company, or any of its Subsidiaries or any ERISA Affiliate of Company could be subject to any liability under any federal or state law handicap or disability discrimination law, any federal, state or local fair employment practices or nondiscrimination act, or any other applicable law which would have a Material Adverse Effect on Company.

  3.17 INTELLECTUAL PROPERTY. The Company and its Subsidiaries have all Intellectual Property Rights as are necessary in connection with the business of the Company and its Subsidiaries, taken as a whole, except where the failure to have such Intellectual Property Rights would not have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has infringed any Intellectual Property Rights of any third party other than any infringements that, individually or in the aggregate, would have a Material Adverse Effect on the Company.

  3.18 OPINION OF FINANCIAL ADVISOR. The Company has received the opinion of BT Alex. Brown Incorporated, dated the date hereof (which opinion is written or, if initially given verbally, shall immediately hereafter be memorialized in a written opinion to be delivered to Company), to the effect that, as of the date hereof, the Conversion Number is fair to the Company's shareholders from a financial point of view (the "Company Fairness Opinion").

  3.19 STATE TAKEOVER STATUTES. The Board of Directors of the Company has, to the extent such statutes are applicable, (a) taken all action necessary to exempt Parent, its Subsidiaries and Affiliates, the Merger, this Agreement and the transactions contemplated hereby from Sections 48-103-101 through 48-103-505 of the TBCA and (b) taken all action necessary to satisfy the provisions of Sections 48-103-101 through 48-103-505 of the TBCA. To the Knowledge of the Company, no other state takeover statutes are applicable to the Merger, this Agreement and the transactions contemplated hereby.

  3.20 REQUIRED VOTE OF COMPANY SHAREHOLDERS. The affirmative vote of the holders of not less than a majority of the outstanding shares of Company Common Stock is required to approve this Agreement (the "Company Required Vote"). No other vote of the shareholders of the Company is required by law, the Amended and Restated Charter or Bylaws of the Company or otherwise in order for the Company to consummate the Merger and the transactions contemplated hereby.

  3.21 POOLING OF INTERESTS; REORGANIZATION. To the Knowledge of the Company, neither it, any of its Subsidiaries, nor any of its directors or officers has
(i) taken any action or failed to take any action which action or failure would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes or (ii) taken any action or failed to take any action which action or failure would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

  3.22 BROKERS. No broker, investment banker or other person is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement, other than BT Alex. Brown Incorporated, and Bear, Stearns & Co. Inc., based upon arrangements made by or on behalf of the Company.

  3.23 EMPLOYMENT AGREEMENTS. Each of Richardson M. Roberts and Gregory S. Daily has executed an employment agreement with Parent, such employment agreements to be effective and deemed delivered only upon the Effective Time.

                                  ARTICLE IV

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

  4.1 CONDUCT OF BUSINESS PENDING THE MERGER.

    (a) Actions by Parent. Except as expressly permitted by clauses (i) through (xiii) of this Section 4.1(a), during the period from the date of this Agreement through the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, in all material respects carry on its business in the ordinary course of its business as currently conducted and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company, which consent for purposes of Section 4.1(a)(iv), may not be unreasonably withheld or delayed:

      (i)(A) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its shareholders in their capacity as such (other than dividends and other distributions by Subsidiaries), (B) other than in the case of any Subsidiary, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) subject to the limitations of Section 4.4 and 5.9(b), purchase, redeem or otherwise acquire any shares of capital stock of Parent or any other securities thereof or those of any Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

      (ii) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire any such shares, voting securities, equity equivalent or convertible securities, other than (A) the issuance of shares of Parent Common Stock upon the exercise of Parent Options outstanding on the date of this Agreement in accordance with their current terms, (B) the issuance of shares of Parent Common Stock in connection with acquisitions permitted pursuant to clause (iv) of this paragraph (a); and (C) the issuance by any wholly-owned Subsidiary of Parent of its capital stock to Parent or another wholly-owned Subsidiary of Parent;

      (iii) amend its Articles of Incorporation or Bylaws; provided, however, that Parent may amend its Articles of Incorporation to increase its authorized capital stock to 100,000,000 authorized shares of Parent Common Stock (as referenced in Section 2.2 hereof);

      (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, except those transactions in the ordinary course of business which Parent or any of its Subsidiaries is obligated to consummate, and the consideration for which consists solely of cash, pursuant to agreements to which Parent or any of its Subsidiaries is a party in effect as of the date hereof;

      (v) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets, other than transactions that are in the ordinary course of business consistent with past practice and not material to Parent and its Subsidiaries taken as a whole;

      (vi) incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any other person, other than (A) in the ordinary course of business consistent with past practice and (B) indebtedness, loans, advances, capital contributions and investments between Parent and any of its Subsidiaries or between any of such Subsidiaries;

      (vii) alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of Parent or any Subsidiary;

      (viii) enter into or adopt, or amend any existing, severance plan, agreement or arrangement or enter into or amend any Parent Plan or employment or consulting agreement, other than as required by law or by this Agreement;

      (ix) increase the compensation payable or to become payable to its officers or employees, except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees of Parent or any of its Subsidiaries who are not officers of Parent or any of its Subsidiaries, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director or officer of Parent or any of its Subsidiaries, or establish, adopt, enter into, or, except as may be required to comply with applicable law, amend in any material respect or take action to enhance in any material respect or accelerate any rights or benefits under, any labor, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

      (x) knowingly violate or knowingly fail to perform any material obligation or duty imposed upon it or any Subsidiary by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

      (xi) take any action, other than reasonable and usual actions in the ordinary course of business consistent with past practice, with respect to accounting policies or procedures (other than actions required to be taken by generally accepted accounting principles);

      (xii) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability; or

      (xiii) authorize, recommend or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

    (b) Actions by the Company. Except as expressly permitted by clauses (i) through (xiii) of this Section 4.1(b), during the period from the date of this Agreement through the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, in all material respects carry on its business in the ordinary course of its business as currently conducted and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent, which consent, for purposes of Section 4.1(b)(iv), may not be unreasonably withheld or delayed:

      (i)(A) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its shareholders in their capacity as such (other than dividends and other distributions by Subsidiaries), (B) other than in the case of any Subsidiary, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) subject to the limitations set forth in Sections 4.4 and 5.9(b), purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

      (ii) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire any such shares, voting securities, equity equivalent or convertible securities, other than (A) the issuance of shares of Company Common Stock upon the exercise of Company Options outstanding on the date of this Agreement in accordance with their current terms, (B) the issuance of shares of Company Common Stock in connection with acquisitions permitted pursuant to clause (iv) of this paragraph (b), and (C) the issuance by any wholly-owned Subsidiary of the Company of its capital stock to the Company or another wholly-owned Subsidiary of the Company;

      (iii) amend its Charter or Bylaws;

      (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, except those transactions in the ordinary course of business which the Company or any of its Subsidiaries is obligated to consummate, and the consideration for which consists solely of cash, pursuant to agreements to which the Company or any of its Subsidiaries is a party in effect as of the date hereof;

      (v) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets, other than transactions that are in the ordinary course of business consistent with past practice and not material to the Company and its Subsidiaries taken as a whole;

      (vi) incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any other person, other than (A) in the ordinary course of business consistent with past practices and (B) indebtedness, loans, advances, capital contributions and investments between the Company and any of its Subsidiaries or between any of such Subsidiaries;

      (vii) alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of the Company or any Subsidiary;

      (viii) enter into or adopt, or amend any existing, severance plan, agreement or arrangement or enter into or amend any Company Plan or employment or consulting agreement, other than as required by law;

      (ix) except as set forth in Schedule 4.1(b)(ix), increase the compensation payable or to become payable to its officers or employees, except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees of the Company or any of its Subsidiaries who are not officers of the Company or any of its Subsidiaries, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director or officer of the Company or any of its Subsidiaries, or establish, adopt, enter into, or, except as may be required to comply with applicable law, amend in any material respect or take action to enhance in any material respect or accelerate any rights or benefits under, any labor, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

      (x) knowingly violate or knowingly fail to perform any material obligation or duty imposed upon it or any Subsidiary by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

      (xi) take any action, other than reasonable and usual actions in the ordinary course of business consistent with past practice, with respect to accounting policies or procedures (other than actions required to be taken by generally accepted accounting principles);

      (xii) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability; or

      (xiii) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

  4.2 NO SOLICITATION.

    (a) The Company agrees that, from and after the date hereof, it shall not, and shall not cause, authorize or permit its Subsidiaries or any of its officers, directors, agents, attorneys, accountants, advisors, affiliates and other representatives, or those of any of its Subsidiaries to, solicit, participate in, or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions or negotiations with, any person relating to, any "Company Takeover Proposal" (as such term is defined in Section 4.2(c)); provided, however, that the Company may engage in discussions or negotiations with, or furnish information concerning the Company and its Subsidiaries, business, properties or assets to, any third party which makes a Company Takeover Proposal if the Board of Directors of the Company concludes in good faith on the basis of the advice of its outside legal counsel (who may be its regularly engaged outside legal counsel) that the failure to take such action would violate the fiduciary obligations of such Board under applicable law. The Company shall promptly (within 24 hours) advise Parent following the receipt by the Company of any Company Takeover Proposal and the material terms thereof (including the identity of the person making such Company Takeover Proposal), and advise Parent of any developments with respect to such Company Takeover Proposal immediately upon the occurrence thereof.

    (b) Parent agrees that, from and after the date hereof, it shall not, and shall not cause, authorize or permit its Subsidiaries or any of its officers, directors, agents, attorneys, accountants, advisors, affiliates and other representatives, or those of any of its Subsidiaries to, solicit, participate in, or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions or negotiations with, any person relating to, any "Parent Takeover Proposal" (as such term is defined in Section 4.2(d)); provided, however, that Parent may engage in discussions or negotiations with, or furnish information concerning Parent and its Subsidiaries, business, properties or assets to, any third party which makes a Parent Takeover Proposal if the Board of Directors of Parent concludes in good faith on the basis of the advice of its outside counsel (who may be its regularly engaged outside counsel) that the failure to take such action would violate the fiduciary obligations of such Board under applicable law. Parent shall promptly (within 24 hours) advise the Company following the receipt by Parent of any Parent Takeover Proposal and the material terms thereof (including the identity of the person making such Parent Takeover Proposal), and advise the Company of any developments with respect to such Parent Takeover Proposal immediately upon the occurrence thereof.

    (c) "Company Takeover Proposal" means any tender offer or exchange offer, proposal for a merger, consolidation or other business combination involving the Company or any of its Subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or any of its Subsidiaries, other than by the transactions contemplated under, or otherwise permitted by, this Agreement.

    (d) "Parent Takeover Proposal" means any tender offer or exchange offer, proposal for a merger, consolidation or other business combination involving Parent or any of its Subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, Parent or any of its Subsidiaries, other than by the transactions contemplated under, or otherwise permitted by, this Agreement.

  4.3 THIRD PARTY STANDSTILL AGREEMENTS. During the period from the date of this Agreement through the Effective Time, neither Parent nor the Company shall terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which such party or any of its Subsidiaries is a party (other than any involving the other party hereto). During such period, Parent and the Company agree to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreements, including, but not limited to, obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

  4.4 POOLING OF INTERESTS; REORGANIZATION. During the period from the date of this Agreement through the Effective Time, unless the other party shall otherwise agree in writing, none of Parent, the Company or any of their respective Subsidiaries (or Affiliates over which each has control) shall (a) knowingly take or fail to take any action which action or failure would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes or (b) knowingly take or fail to take any action which action or failure would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. Between the date of this Agreement and the Effective Time, Parent and the Company each shall take all reasonable actions necessary to cause the characterization of the Merger as a pooling of interests for accounting purposes (it being agreed that such actions will include, if necessary, in the case of Parent, the sale or transfer for fair value of all shares of Parent Common Stock that currently are treasury shares). Following the Effective Time, neither Parent nor the Company shall knowingly take any action, or fail to take any action, that would jeopardize the characterization of the Merger as a "pooling of interests" for accounting purposes.

  4.5 NO PURCHASE OF SECURITIES; OTHER ACTIONS.

    (a) Except as provided in this Agreement or pursuant to the Stock Option Agreements of even date herewith, during the period from the date of this Agreement through the earlier of (aa) the Effective Time, or (bb) the termination of this Agreement, neither Parent nor any of its Subsidiaries will, in any manner, (i) acquire, or offer to acquire, any equity securities of the Company (including options to acquire securities), (ii) acquire, or offer to acquire, any assets of the Company, or (iii) otherwise act, alone or in concert with others, to seek to control or influence the management, the Board of Directors or the policies of the Company. Neither Parent nor any of its Subsidiaries will initiate any request for any waiver of the foregoing provisions or any consent to any action which otherwise would be prohibited thereby and may request such a waiver or consent only if the Company has initiated such request in writing prior thereto.

    (b) Except as provided in this Agreement or pursuant to the Stock Option Agreements of even date herewith, during the period from the date of this Agreement through the earlier of (aa) the Effective Time, or (bb) the termination of this Agreement, neither Company nor any of its Subsidiaries will, in any manner, (i) acquire, or offer to acquire, any equity securities of Parent (including options to acquire securities),
  (ii) acquire, or offer to acquire, any assets of Parent, or (iii) otherwise act, alone or in concert with others, to seek to control or influence the management, the Board of Directors or the policies of Parent. Neither the Company nor any of its Subsidiaries will initiate any request for any waiver of the foregoing provisions or any consent to any action which otherwise would be prohibited thereby and may request such a waiver or consent only if Parent has initiated such request in writing prior thereto.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

  5.1 SHAREHOLDER MEETINGS.

    (a) The Company and Parent each shall duly take all lawful action to call, give notice of, convene and hold a meeting of its shareholders (respectively, the "Company Shareholder Meeting" and the "Parent Shareholder Meeting" and, collectively, the "Shareholder Meetings") to be held as promptly as practicable after the effective date of the Registration Statement for the purpose of considering, voting upon, and obtaining the Parent Required Vote and the Company Required Vote with respect to the approval of this Agreement, the transactions contemplated hereby and, in the case of Parent, for the additional purposes of considering and voting upon the Share Issuance and the Parent Amendments. The Company and Parent shall coordinate and cooperate with respect to the timing of such meetings and shall use their reasonable best efforts to hold such meetings on the same day.

    (b) The Company and Parent shall take all lawful action to solicit the adoption of this Agreement by the Company Required Vote and the Parent Required Vote, respectively. Further, the Parent and Company will, through their respective Boards of Directors, recommend to their respective shareholders approval of the matters described in Section 5.1(a) above to the effects set forth in Section 2.3(a) (with respect to Parent, the "Parent Recommendation")) and 3.3(a) (with respect to Company, the "Company Recommendation")) and shall not withdraw, rescind, modify, or materially qualify in any adverse manner, or take any action or make any statement in connection with its Shareholders Meeting materially inconsistent with such recommendation (an "Adverse Change in Recommendation"); provided, however, that a Board of Directors shall not be required to make such recommendation or solicit the adoption of this Agreement by the Company Required Vote or the Parent Required Vote, as the case may be, and shall be entitled to make an Adverse Change in Recommendation, if such Board concludes in good faith on the basis of the advice of its outside legal counsel (who may be its regularly engaged outside legal counsel) that the making of such recommendation, or the failure to make an Adverse Change in Recommendation, would violate the fiduciary obligations of such Board under applicable law. The parties acknowledge and agree that in no event will the exercise by a party of the provisions of this Section 5.1(b) (allowing such party, for instance, under certain specified circumstances and acting through its Board of Directors, to withdraw, rescind, modify, or materially qualify in any adverse manner its recommendation) excuse or relieve such party of its obligation to hold its Shareholder Meeting as provided in Section 5.1(a) above.

  5.2 PREPARATION OF THE REGISTRATION STATEMENT AND THE JOINT PROXY
STATEMENT. The Company and Parent shall promptly prepare the Joint Proxy Statement and Parent shall promptly prepare the Registration Statement, in which the Joint Proxy Statement will be included, and Parent and Company shall promptly thereafter file the Registration Statement and Joint Proxy Statement. Each of Parent and the Company shall use its reasonable best efforts to cause its financial advisor to reconfirm and reissue, as of the date of mailing of the Joint Proxy Statement, the Parent Fairness Opinion and the Company Fairness Opinion, respectively, for inclusion and reference in the Joint Proxy Statement; provided, however, that in no event shall the reconfirmation and reissuance of either the Parent Fairness Opinion or the Company Fairness Opinion be a condition precedent to the obligations set forth in Section 5.1 above or a condition precedent to the mailing of the Joint Proxy Statement. Further, in no event shall the reconfirmation or reissuance, at whatever date, of the Parent Fairness Opinion or the Company Fairness Opinion, as the case may be, constitute a condition precedent to Closing. Each of Parent and the Company shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. As promptly as practicable after the Registration Statement shall have become effective, each of Parent and the Company shall mail the Joint Proxy Statement to its shareholders. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is now not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action. No amendment or supplement to the Joint Proxy Statement or the

Registration Statement will be made by Parent or the Company without the prior approval of the other party. Further, to the extent any such amendments or supplements are required and consented to by each of Parent and the Company, Parent or the Company, as the case may be, shall promptly prepare and file such amendement or supplement, as the case may be. Parent and the Company each will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

  5.3 EMPLOYEE BENEFITS MATTERS. Exhibit 5.3 hereto sets forth certain agreements among the parties hereto with respect to employee benefit matters and is incorporated herein by reference.

  5.4 ACCESS TO INFORMATION. Subject to currently existing contractual and legal restrictions applicable to Parent or to the Company or any of their Subsidiaries, each of Parent and the Company shall, and shall cause each of its Subsidiaries to, afford to the accountants, counsel, financial advisors and other representatives of the other party hereto reasonable access to, and permit them to make such inspections as they may reasonably require of, during normal business hours during the period from the date of this Agreement through the Effective Time, all their respective properties, books, contracts, commitments and records (including, without limitation, the work papers of independent accountants, if available and subject to the consent of such independent accountants) and, during such period, Parent and the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to the other (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its business, properties and personnel as the other may reasonably request. No investigation pursuant to this Section 5.4 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. All information obtained by Parent or the Company pursuant to this Section 5.4 shall be kept confidential in accordance with that certain Mutual Non-Disclosure Agreement dated May 29, 1998 between Parent and the Company (the "Non-Disclosure Agreement").

  5.5 COMPLIANCE WITH THE SECURITIES ACT; POOLING PERIOD.

    (a) Prior to the Effective Time, the Company shall cause to be prepared and delivered to Parent a list (reasonably satisfactory to counsel for Parent) identifying all persons who, at the time of the Company Shareholder Meeting, in the Company's reasonable judgment, may be deemed to be "affiliates" of the Company as that term is used in paragraphs (c) and (d) of Rule 145 promulgated under the Securities Act (the "Rule 145 Affiliates"). The Company shall use its reasonable best efforts to cause each person who is identified as a Rule 145 Affiliate in such list to deliver to Parent on or prior to the Effective Time a written agreement, in substantially the form of Exhibit 5.5(a) hereto. Parent shall publish, in a manner that satisfies the "publication" requirements under applicable SEC rules or accounting releases, financial results (including combined sales and net income) covering at least 30 days of post-Merger operations no later than 60 days following the first quarter-end that is at least 30 days after the Effective Time. The period commencing 30 days prior to the Effective Time and ending on the date of the publication of the post-Merger financial results is referred to herein as the "Pooling Period."

    (b) Prior to the Effective Time, Parent shall deliver to the Company a list (reasonably satisfactory to counsel to the Company) identifying those persons who may be, in Parent's reasonable judgment, at the time of the Parent Shareholder Meeting, affiliates of Parent under applicable SEC accounting releases with respect to pooling of interests accounting treatment. Parent shall provide the Company such information and documents as the Company shall reasonably request for purposes of reviewing such list. Parent shall use its reasonable best efforts to deliver or cause to be delivered to the Company, prior to the Effective Time, a written agreement in substantially the form of Exhibit 5.5(b) hereto, executed by each of such persons identified in the foregoing list.

    (c) At the Effective Time, Parent and the persons listed on Schedule 5.5(c) shall have executed and delivered a Registration Rights Agreement in the form attached as Exhibit 5.5(c).

  5.6 STOCK EXCHANGE LISTINGS. Parent shall obtain approval for the listing of the shares of Parent Common Stock to be issued in connection with the Merger.

  5.7 FEES AND EXPENSES. Except as provided in this Section 5.7, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby including, without limitation, the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses, provided that all printing expenses and filing fees shall be divided equally between Parent and the Company.

  5.8 COMPANY OPTIONS; STOCK PURCHASE PLAN.

    (a) At the Effective Time, by virtue of the Merger and without any further action on the part of the Company or the holder thereof, each "Company Option" will be assumed or substituted by Parent in such manner that Parent (i) is a corporation "issuing or assuming a stock option in a transaction to which Section 424(a) applies" within the meaning of Section 424(a) of the Code or (ii) Parent, to the extent that Section 424 of the Code does not apply to any such Company Options, would be such a corporation were Section 424 of the Code applicable to such Company Options. At the Effective Time, by virtue of the Merger and without any further action on the part of the Company, the Parent or the holder of any Company Option, each Company Option will be automatically converted into a Parent Option to purchase a number of shares of Parent Common Stock equal to the number of shares of Company Common Stock that could have been purchased (assuming full vesting) under such Company Option multiplied by the Conversion Number (rounded to the nearest whole number of shares of Parent Common Stock) at a price per share of Parent Common Stock equal to the per share option exercise price specified in the Company Option divided by the Conversion Number (rounded to the nearest whole cent). Each such Parent Option shall contain terms and provisions which are substantially similar to those terms, conditions and provisions contained in the original Company Option, except that references to the Company in such Company Option will be deemed to refer to Parent and the date of grant of the Parent Option for purposes of interpretation for terms, conditions and provisions in the new Parent Option shall be deemed to be the date of grant of such Company Option. For Federal income tax purposes, the date of grant of the substituted Parent Option shall be the date on which the corresponding Company Option was granted. At the Effective Time, for purposes of interpretation of such new Parent Options, (i) all references in any stock option plan of the Company shall be deemed to refer to Parent;
  (ii) any stock option plan of the Company which governs a Company Option shall continue to govern the Parent Option substituted therefor; and (iii) Parent shall, as soon as practicable after the Effective Time, issue to each holder of an outstanding Company Option a document evidencing the foregoing issued and substituted Parent Option by Parent. At the Effective Time, by virtue of the Merger and without any further action on the part of the Company, each Company Option shall become fully vested pursuant to the terms and provisions of the agreement pertaining to such option and the plan (as amended and restated, if applicable) under which such option was granted. It is the intention of the parties: (1) that, subject to applicable law, the Company Options assumed by Parent qualify, following the Effective Time, as incentive stock options, as defined in Section 422 of the Code, to the extent that the Company Options qualified as incentive stock options prior to the Effective Time, (2) that each holder of a Company Option shall receive a new Parent Option which preserves (but does not increase) the excess of the fair market value of the shares subject to the option immediately before the Effective Time over the aggregate option price of such shares immediately before the Effective Time, (3) that the terms, conditions, restrictions and provisions of the Parent Option be identical to the terms, conditions, restrictions and provisions of the Company Option for which it was substituted assuming that the Parent had originally issued such Company Option for Parent Common Stock, and (4) any terms, conditions, restrictions or provisions of an option applicable to a number of shares rather than a percentage or fraction of shares should be appropriately adjusted based upon the Conversion Number. No options shall be issued by Company on or after the Effective Time under any stock option plan currently maintained by the Company.

    (b) With respect to each Company Option converted into a Parent Option pursuant to Section 5.8(a), and with respect to the shares of Parent Common Stock underlying such option, Parent shall file and keep current all requisite registration statements, on Form S-8 or other appropriate form, for as long as such options remain outstanding, which registration statement shall include a prospectus meeting the requirements of General Instruction C to Form S-8 with respect to affiliates of the Company, subject at all times to compliance with all applicable federal and state securities laws.

    (c) Except as provided in Section 4.1(b)(ix), the Company agrees that it will not grant any restricted stock, stock appreciation rights or limited stock appreciation rights and also agrees that it will not permit cash payments to holders of Company Options in lieu of the substitution therefor of Parent Options, as described in this Section 5.8.

  5.9 REASONABLE BEST EFFORTS; POOLING OF INTERESTS.

    (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including, but not limited to: (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from all Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity (including those in connection with the HSR Act and State Takeover Approvals), (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement. No party to this Agreement shall consent to any voluntary delay of the consummation of the Merger at the behest of any Governmental Entity without the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld.

    (b) Each of Parent and the Company agrees to take, together with their respective accountants, all actions reasonably necessary in order to obtain a favorable determination (if required) from the SEC that the Merger may be accounted for as a pooling of interests in accordance with generally accepted accounting principles.

    (c) Each party shall use all reasonable best efforts to not take any action, or enter into any transaction, which would cause any of its representations or warranties contained in this Agreement to be untrue or result in a breach of any covenant or agreement made by it in this Agreement.

    (d) Notwithstanding anything to the contrary contained in this Agreement, in connection with any filing or submission required or action to be taken by either Parent or the Company to effect the Merger and to consummate the other transactions contemplated hereby, the Company shall not, without Parent's prior written consent, commit to any divestiture transaction, and neither Parent nor any of its Affiliates shall be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, the Company or any of the material businesses, product lines or assets of Parent or any of its Affiliates or that otherwise would have a Material Adverse Effect on Parent.

  5.10 PUBLIC ANNOUNCEMENTS. Parent and the Company will not issue any press release with respect to the transactions contemplated by this Agreement or otherwise issue any written public statements with respect to such transactions other than upon mutual agreement and cooperation with the other party, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange. Parent and the Company also agree to reasonably cooperate regarding any written communications which relate to the transactions contemplated by this Agreement made to their employees during the period from the date hereof until the Effective Time.

  5.11 STATE TAKEOVER LAWS. If any "fair price," "business combination", "control share acquisition", or "greenmail" statute or other similar statute or regulation shall become applicable to the transactions contemplated hereby, Parent and the Company and their respective Boards of Directors shall use their reasonable best efforts to obtain or grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby.

  5.12 NOTIFICATION OF CERTAIN MATTERS. Parent shall use its reasonable best efforts to give prompt notice to the Company, and the Company shall use its reasonable best efforts to give prompt notice to Parent, of: (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which it is aware and which would be reasonably likely to cause (x) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or (y) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied in all material respects, (ii) any failure of Parent or the Company, as the case may be, to comply in a timely manner with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or (iii) any change or event which would be reasonably likely to have a Material Adverse Effect on Parent or the Company, as the case may be; provided, however, that the delivery of any notice pursuant to this Section 5.12 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

  5.13 RESIGNATION OF DIRECTORS. The Company shall cause each director of the Company to resign as a director of the Company immediately after the Effective Time. Immediately thereafter, the Board of Directors of the Company shall be comprised of the individuals identified on Schedule 1.4.

  5.14 BOARD OF DIRECTORS OF PARENT. Effective at the Effective Time, the Board of Directors of Parent shall consist of eleven (11) directors (the "Directors"), that five (5) of such Directors shall have been duly appointed by Parent, five (5) of such Directors shall have been duly appointed by the Company, and one (1) Director shall have been nominated by Parent and approved by the Company (and such Director shall not be employed by either Parent, the Company, nor any Subsidiary or Affiliate thereof). Effective at the Effective Time, the Parent's Board of Directors, and the Compensation Committee of the Board of Directors, shall consist of the individuals identified on Schedule
5.14 attached hereto, and each of Richardson M. Roberts and Gregory S. Daily shall serve, together with James M. Bahin, as a Vice Chairman of Parent.

  5.15 INDEMNIFICATION; DIRECTORS AND OFFICERS INSURANCE. For six years from and after the Effective Time, Parent agrees not to, and agrees to cause the Surviving Corporation not to, alter the provisions of the Company's Amended and Restated Charter and Bylaws relating to indemnification of officers and directors of the Company and its Subsidiaries for acts or omissions occurring at or prior to the Effective Time. Parent shall cause the Surviving Corporation to provide, for a period of six years from the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") that is no less favorable than the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300 percent of the last annual premiums paid prior to the date hereof (which premiums the Company represents and warrants to be approximately $85,000), but in such case shall purchase as much coverage as possible for such amount.

                                  ARTICLE VI

                      CONDITIONS PRECEDENT TO THE MERGER

  6.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

    (a) Shareholder Approval. This Agreement and the transactions contemplated hereby shall have been duly approved by the requisite vote of shareholders of the Company in accordance with applicable law, and the Amended and Restated Charter and Bylaws of the Company, and the Share Issuance, this Agreement, and the transactions contemplated hereby (including, if applicable, any Conversion Number Adjustment pursuant to Section 7.1(g)) shall have been approved by the requisite vote of the shareholders of Parent in accordance with applicable rules of the NYSE, applicable law and the Articles of Incorporation and Bylaws of Parent.

    (b) Stock Exchange Listings. The Parent Common Stock issuable in the Merger shall have been approved for listing on the NYSE, subject to notice of issuance.

    (c) HSR and Other Approvals.

      (i) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

      (ii) All authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity, which the failure to obtain, make or occur would have the effect of making the Merger or any of the transactions contemplated hereby illegal or would have a Material Adverse Effect on Parent (assuming the Merger had taken place), shall have been obtained, shall have been made or shall have occurred.

    (d) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose, and no action to limit, stop or prohibit the mailing of the Joint Proxy Statement to shareholders, shall have been initiated or, to the Knowledge of Parent or the Company, threatened by the SEC. All necessary state securities or blue sky authorizations (including State Takeover Approvals) shall have been received.

    (e) No Order. No court or other Governmental Entity having jurisdiction over the Company or Parent, or any of their respective Subsidiaries, shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger or any of the transactions contemplated hereby illegal.

  6.2 CONDITIONS TO OBLIGATION OF THE COMPANY TO EFFECT THE MERGER. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

    (a) Performance of Obligations; Representations and Warranties. Each of Parent and Sub shall have performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Effective Time, each of the representations and warranties of Parent and Sub contained in this Agreement that is qualified by materiality shall be true and correct on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement, and the Company shall have received a certificate signed on behalf of each of Parent and Sub by its Chief Executive Officer and its Chief Financial Officer to such effect.

    (b) Tax Opinion. The Company shall have received an opinion of counsel to the Company, in form and substance reasonably satisfactory to the Company, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Effective Time, for federal income tax purposes:

      (i) the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and the Company, Sub and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code;

      (ii) no gain or loss will be recognized by Parent, Sub or the Company as a result of the Merger; and

      (iii) except with respect to cash received in lieu of a fractional share interest, no gain or loss will be recognized by the shareholders of the Company upon the conversion of their shares of Company Common Stock into shares of Parent Common Stock pursuant to the Merger, except with respect to cash, if any, received in lieu of fractional shares of Parent Common Stock.

  In rendering such opinion, counsel to the Company shall receive and may rely upon such representations as reasonably requested by counsel to the Company from Parent, the Company, and others, including representations from Parent substantially similar to the representations in Section 2.9 hereof and representations from the Company substantially similar to the representations in Section 3.9 hereof.

    (c) Pooling Opinion. The Company shall have received the opinion of Price Waterhouse LLP, dated as of the date on which the Registration Statement shall become effective and the Effective Time, to the effect that the Merger qualifies for pooling-of-interests accounting treatment under Accounting Principles Board Opinion No. 16 if consummated in accordance with this Agreement.

  6.3 CONDITIONS TO OBLIGATIONS OF PARENT AND SUB TO EFFECT THE MERGER. The obligations of Parent and Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

    (a) Performance of Obligations; Representations and Warranties. The Company shall have performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Effective Time, each of the representations and warranties of the Company contained in this Agreement that is qualified by materiality shall be true and correct on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement, and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.

    (b) Tax Opinion. Parent shall have received an opinion of counsel to Parent, in form and substance reasonably satisfactory to the Company, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Effective Time, for federal income tax purposes:

      (i) the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and the Company, Sub and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code;

      (ii) no gain or loss will be recognized by Parent, Sub or the Company as a result of the Merger; and

      (iii) except with respect to cash received in lieu of a fractional share interest, no gain or loss will be recognized by the shareholders of the Company upon the conversion of their shares of Company Common Stock into shares of Parent Common Stock pursuant to the Merger, except with respect to cash, if any, received in lieu of fractional shares of Parent Common Stock.

  In rendering such opinion, counsel to Parent shall receive and may rely upon such representations as reasonably requested by counsel to Parent from Parent, the Company, and others, including representations from Parent substantially similar to the representations in Section 2.9 hereof and representations from the Company substantially similar to the representations in Section 3.9 hereof.

    (c) Pooling Opinion. Parent shall have received the opinion of Ernst & Young LLP, dated as of the date on which the Registration Statement shall become effective and the Effective Time, to the effect that the Merger qualifies for pooling-of-interests accounting treatment under Accounting Principles Board Opinion No. 16 if consummated in accordance with this Agreement.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

  7.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the shareholders of the Company or Parent:

    (a) by mutual written consent of Parent and the Company;

    (b) by either Parent or the Company, if the other party shall have failed to comply in any material respect with any of its covenants or agreements contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within five business days following receipt by such other party of written notice of such failure to comply; provided, however, that if any such breach is curable by the breaching party through the exercise of the breaching party's best efforts and for so long as the breaching party shall be so using its best efforts to cure such breach, the non-breaching party may not terminate this Agreement pursuant to this paragraph;

    (c) by either Parent or the Company, if there has been (i) a breach by the other party (in the case of Parent, including any material breach by Sub) of any representation or warranty that is not qualified as to materiality which has the effect of making such representation or warranty not true and correct in all material respects or (ii) a breach by the other party (in the case of Parent, including any material breach by Sub) of any representation or warranty that is qualified as to materiality, in each case which breach has not been cured within five business days following receipt by the breaching party of written notice of the breach; provided, however, that if any such breach is curable by the breaching party through the exercise of the breaching party's best efforts and for so long as the breaching party shall be so using its best efforts to cure such breach, the non-breaching party may not terminate this Agreement pursuant to this paragraph;

    (d) by Parent or the Company, if: (i) the Merger has not been effected on or prior to the close of business on November 30, 1998 (the "Termination Date", subject to extension as provided herein); provided, however, that
  (A) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to any party whose failure to fulfill any of its obligations contained in this Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to the aforesaid date; and (B) the Termination Date may be extended prior to the termination hereof by written notice of either Parent or the Company to the other to a date not later than February 28, 1999, if the Merger shall not have been consummated as a result of the Company or Parent having failed by November 30, 1998 to receive all required regulatory approvals or consents with respect to the Merger necessary to satisfy the condition set forth in Section 6.1(c); or (ii) any court or other Governmental Entity having jurisdiction over a party hereto shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable;

    (e) by Parent or the Company, if the shareholders of the Company do not approve this Agreement and the transactions contemplated hereby at the Company Shareholder Meeting or any adjournment or postponement thereof;

    (f) by Parent or the Company, if the shareholders of Parent do not approve this Agreement, the transactions contemplated hereby, and the Share Issuance at the Parent Shareholder Meeting or any adjournment or postponement thereof;

    (g) by the Company, if the product of the Conversion Number and the average closing price of Parent for the ten trading-day period immediately preceding the day which is two (2) business days before the Closing Date would result in each shareholder of the Company receiving consideration with a value of less than $15.00 per share of the Company Common Stock held by such shareholder as so measured; provided; however, that before the Company may terminate this Agreement pursuant to this Section 7.1(g), the Company shall provide written notice of such intent at least one (1) business day prior to the Closing Date. After receipt of such notice, Parent shall have until the Closing Date to notify the Company of its election to submit to its shareholders for approval a "Conversion Number Adjustment" (as defined in this Section 7.1(g)). So long as Parent secures and delivers to the Company "Revised Shareholder Agreements" (as defined herein), the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(g) pending the approval of Parent's shareholders of the Conversion Number Adjustment. For purposes of this
  Section 7.1(g), "Conversion Number Adjustment" shall mean the appropriate adjustment of the Conversion Number to provide that each shareholder of the Company shall receive consideration at Closing with a value equal to $15.00 per share of Company Common Stock held by such shareholder; "Revised Shareholder Agreements" shall mean those Shareholder Agreements executed by the Company and certain shareholders of Parent of even date herewith, as amended to provide that each such shareholder shall vote in favor of this Agreement, the Merger, the Share Issuance, the Parent Amendments, and the other transactions hereby contemplated, notwithstanding the adjustment of the Conversion Number pursuant to this Section 7.1(g). Notwithstanding anything to the contrary in this Section 7.1(g), the Conversion Number Adjustment mechanism described herein may be invoked only once.

    (h) by Parent, if: (i) the Board of Directors of the Company shall not have made the Company Recommendation, or shall have resolved not to make the Company Recommendation, or shall have made an Adverse Change in Recommendation, or shall have resolved to do so; (ii) the Board of Directors of the Company shall have recommended to the shareholders of the Company any Company Takeover Proposal, or shall have resolved to do so; or
  (iii) a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of the Company is commenced, and the Board of Directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders);

    (i) by the Company, if: (i) the Board of Directors of Parent shall not have made the Parent Recommendation, or shall have resolved not to make the Parent Recommendation, or shall have made an Adverse Change in Recommendation, or shall have resolved to do so; or (ii) the Board of Directors of Parent shall have recommended to the shareholders of Parent any Parent Takeover Proposal, or shall have resolved to do so; or (iii) a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of the Company is commenced, and the Board of Directors of Parent fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders);

  The right of any party hereto to terminate this Agreement pursuant to this
Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

  7.2 EFFECT OF TERMINATION. In the event of termination of this Agreement by either Parent or the Company, as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability hereunder on the part of the Company, Parent, Sub or their respective officers or directors (except for the last sentence of Section 5.4 and the entirety of Section 5.7 and Article VIII, which shall survive the termination); provided, however, that nothing contained in this Section 7.2 shall relieve any party hereto from any liability for any willful breach of a representation or warranty contained in this Agreement or the breach of any covenant contained in this Agreement.

  7.3 AMENDMENT. This Agreement may be amended by the parties hereto, by or pursuant to action taken by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Parent and the Company, but, after any such approval, no amendment shall be made which by law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  7.4 WAIVER. At any time prior to the Effective Time, the parties hereto may
(i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein which may legally be waived. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                 ARTICLE VIII

                              GENERAL PROVISIONS

  8.1 NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. The representations, warranties and agreements in this Agreement or in any Schedule, Exhibit or instrument delivered pursuant to this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that the agreements set forth in Article I, Section 4.4, Section 5.14, Section 5.15 and this Article VIII shall survive the Effective Time, and those set forth in the last sentence of Section 5.4, Sections 5.7 and 7.2 and this Article VIII shall survive termination.

  8.2 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, one day after being delivered to an overnight courier or when telecopied (with a confirmatory copy sent by overnight courier) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    (a) if to Parent or Sub, to

    NOVA Corporation
    One Concourse Parkway, Suite 300
    Atlanta, Georgia 30328
    Attention: Edward Grzedzinski
    Chief Executive Officer
    Facsimile No.: (770) 698-1013
    with copies to:

    Long Aldridge & Norman LLP
    One Peachtree Center, Suite 5300
    303 Peachtree Street
    Atlanta, Georgia 30308
    Attention: David M. Ivey, Esq.
    Facsimile No.: (404) 527-4198

    (b) if to the Company, to

    PMT Services, Inc.
    3841 Green Hills Village Drive
    Nashville, Tennessee 37215
    Attention: Richardson M. Roberts
    Chief Executive Officer
    Facsimile No.: (615) 254-1501

    with copies to:

    Waller Lansden Dortch & Davis,
    a Professional Limited Liability Company
    511 Union Street, Suite 2100
    Nashville, Tennessee 37219
    Attention: J. Chase Cole, Esq.
    Facsimile No.: (615) 244-6804

  8.3 INTERPRETATION. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

  8.4 COUNTERPARTS. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

  8.5 ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES. This Agreement, except as provided in the last sentence of Section 5.4, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

  8.6 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Tennessee, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto irrevocably waives its right to a trial by jury in any action, proceeding or counterclaim arising out of or relating to this Agreement or the actions of Parent, the Company, or Sub in the negotiation, administration, performance and enforcement thereof.

  8.7 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.

  8.8 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

  8.9 ENFORCEMENT OF THIS AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, such remedy being in addition to any other remedy to which any party is entitled at law or in equity.

  IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement and Plan of Merger to be signed by their respective officers thereunto duly authorized all as of the date first written above.

                                          "PARENT:"

                                          NOVA CORPORATION

                                               /s/ Edward Grzedzinski
                                          By: _________________________________
                                                   Edward Grzedzinski
                                                 Chief Executive Officer

                                          "SUB:"

                                          CHURCH MERGER CORP.

                                               /s/ Edward Grzedzinski
                                          By: _________________________________
                                                   Edward Grzedzinski
                                                 Chief Executive Officer

                                          "COMPANY:"

                                          PMT SERVICES, INC.

                                              /s/ Richardson M. Roberts
                                          By: _________________________________
                                                  Richardson M. Roberts
                                                 Chief Executive Officer

                                                                    EXHIBIT 5.3

                           EMPLOYEE BENEFITS MATTERS

  1. CONTINUATION OF BENEFITS.

    (a) The parties hereto agree it is their intent that, from and after the Closing and subject to applicable law, the employees of the Company and the employees of Parent, to the extent such employees are similarly situated, shall have substantially equivalent benefits (the "Similarly Situated Intent"), subject to the following understanding: (1) immediately after the Closing, the Company (which will, as a result of the Merger, become a wholly-owned subsidiary of Parent) and Parent shall continue to maintain their separate respective plans (including employee benefit plans), programs and arrangements for their respective employees pursuant to the transactions contemplated by this Agreement, and (2) in furtherance of the Similarly Situated Intent, the Company and Parent may, from and after the Closing, take such steps as are reasonable and appropriate to carry out the Similarly Situated Intent by having their employees participate in unified plans (whether by plan mergers, adoption of plans by a company, and/or modification of the eligibility provisions of existing plans), by modifying existing separate plans so that they thereafter provide substantially equivalent benefits, and/or by taking other measures consistent with the Similarly Situated Intent, as the then current management of the Company and Parent shall determine in their discretion. The provisions hereof are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

    (b) In the event that the employees of Company or any of its subsidiaries are included in any benefits plan of Parent or any of Parent's subsidiaries, Parent shall, and shall cause its subsidiaries to, provide each such employee (i) with respect to any welfare plans, full credit for service with Company and each of Company's subsidiaries (and their respective predecessors) (collectively, "Prior Service") for purposes of eligibility to participate in, vesting and payment of benefits under, and eligibility for any subsidized benefit provided under any such welfare plan of Parent or any of Parent's subsidiaries, and (ii) with respect to Parent's 401(k) Profit-Sharing Plan, full credit for such Prior Service for purposes of eligibility to participate in such plan and vesting in employer contributions thereunder. However, no such Prior Service crediting shall be required to the extent that doing so: (i) would violate federal or state law; (ii) cause a benefit plan to violate the nondiscrimination requirements referenced in Section 414(t) of the Internal Revenue Code (as applicable); or (iii) would result in a violation of the tax-qualification requirements of Section 401(a) of the Internal Revenue Code (as applicable).

  2. CHANGE IN CONTROL PAYMENTS.

    (a) Company and Parent each acknowledge that consummation of the transactions contemplated by this Agreement will constitute a change in control of Company under the terms of Company's stock option plans and employment contracts described in Schedule 3.12.

    (b) Company and Parent acknowledge and agree that each employee of Company, in accordance with the terms of the relevant plans and agreements, shall have the right at the Closing (with respect to any restricted stock delivered at Closing or Company Stock Options exercised at the Closing) or thereafter (with respect to the exercise of any Company Stock Options after the Closing) (i) to have shares withheld from shares issuable in connection with the exercise of Company Stock Options to pay statutory minimum withholding for Federal, state and local tax requirements, (ii) to surrender shares held more than six months ("Mature Shares") to satisfy Federal, state and local tax requirements associated with the vesting of restricted shares or exercise of Company Stock Options in excess of statutory minimum withholding requirements for vested restricted stock awards and Company Stock Option exercises, and (iii) to surrender Mature Shares to pay any or all of the exercise price of Company Stock Options.

  3. Notwithstanding any provision in the Agreement to the contrary, Company shall be entitled to pay cash bonuses to certain employees in amounts previously identified by the Company which are (i) specified in employment agreements with the Company in effect immediately prior to execution of the Merger Agreement and related documents with respect to employees who are parties to such agreements and (ii) consistent with past practice with respect to employees not parties to such agreements; provided such bonuses shall only be payable to an individual if he or she is employed by Company on the date of Closing.

                                                                     APPENDIX B

                 THE TRANSFER OF THIS AGREEMENT IS SUBJECT TO
                  CERTAIN PROVISIONS CONTAINED HEREIN AND TO
                         RESALE RESTRICTIONS UNDER THE
                      SECURITIES ACT OF 1933, AS AMENDED

  THIS STOCK OPTION AGREEMENT (the "Agreement") is made, entered into and effective as of the 17th day of June, 1998, between NOVA CORPORATION, a Georgia corporation ("Issuer") and PMT SERVICES, INC., a Tennessee corporation ("Grantee").

                             W I T N E S S E T H:

  WHEREAS, Grantee and Issuer have entered into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), which agreement has been executed by the parties hereto immediately prior to this Agreement; and

  WHEREAS, as a condition to Grantee's entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the "Option" (as defined in Section 1(a));

  NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

  1. GRANT OF OPTION; ADJUSTMENT.

    (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to 6,816,420 fully paid and nonassessable shares of Issuer's Common Stock, par value $.01 per share ("Common Stock"), at a price of $35.19 per share (the "Option Price"); provided, however, that in no event shall the number of shares of Common Stock for which this Option is exercisable exceed 19.9% of the Issuer's issued and outstanding shares of Common Stock without giving effect to any shares subject to or issued pursuant to the Option. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

    (b) In the event that any additional shares of Common Stock are either
  (i) issued or otherwise become outstanding after the date hereof (other than pursuant to this Agreement) or (ii) redeemed, repurchased, retired or otherwise cease to be outstanding after the date of the Agreement, the number of shares of Common Stock subject to the Option shall be increased or decreased, as appropriate, so that, after such issuance, such number equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Merger Agreement.

  2. EXERCISE OF OPTION.

    (a) The "Holder" (as defined in Section 2(a)) may exercise the Option, in whole or part, and from time to time, if, but only if, both an "Initial Triggering Event" (as defined in Section 2(b)) and a "Subsequent Triggering Event" (as defined in Section 2(c)) shall have occurred prior to the occurrence of an "Exercise Termination Event" (as defined in this Section 2(a)), provided that the Holder shall have sent the written notice of such exercise (as provided in Section 2(e)) prior to the occurrence of an Exercise Termination Event. Each of the following shall be an "Exercise Termination Event": (i) the Effective Time (as defined in the Merger Agreement) of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event, except a termination by Grantee pursuant to Section 7.1(b) or 7.1(c) of the Merger Agreement (unless the breach by Issuer giving rise to such right of termination is non-volitional); or (iii) the passage of 12 months after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a termination by Grantee pursuant to Section 7.1(b) or 7.1(c) of the Merger Agreement (unless the breach by Issuer giving rise to such right of termination is non-volitional). The term "Holder" shall mean the holder or holders of the Option.

    (b) The term "Initial Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

      (i) Issuer or any of its Subsidiaries (each an "Issuer Subsidiary"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an "Acquisition Transaction" (as defined in this Section 2(b)(i)) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each, a "Grantee Subsidiary") or the Board of Directors of Issuer shall have recommended that the shareholders of Issuer approve or accept any Acquisition Transaction other than the Merger. For purposes of this Agreement, "Acquisition Transaction" shall mean (w) a merger or consolidation, or any similar transaction, involving Issuer or any "Significant Subsidiary" (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of Issuer, (x) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets of Issuer or any Significant Subsidiary of Issuer, (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 15% or more of the voting power of Issuer, or
    (z) any substantially similar transaction; provided, however, that in no event shall any merger, consolidation or similar transaction permitted by, and effected in accordance with, Sections 4.1(a)(ii)(B) or 4.1(a)(iv) of the Merger Agreement be deemed to be an Acquisition Transaction;

      (ii) Issuer or any Issuer Subsidiary, without having received Grantee's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary, or the Board of Directors of Issuer shall have withdrawn or modified, or publicly announced its interest to withdraw or modify, in any manner adverse to Grantee, its recommendation that the shareholders of Issuer approve the transactions contemplated by the Merger Agreement in anticipation of engaging in an Acquisition Transaction, or the Board of Directors of Issuer shall not have recommended that the shareholders of Issuer approve the transactions contemplated by the Merger Agreement, or shall have abandoned the transactions contemplated by the Merger Agreement in each case in anticipation of engaging in an Acquisition Transaction;

      (iii) Any person other than Grantee, any Grantee Subsidiary or any Issuer Subsidiary acting in a fiduciary capacity in the ordinary course of its business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

      (iv) Any person other than Grantee or any Grantee Subsidiary shall have made a bona fide proposal to Issuer or its shareholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

      (v) After an overture is made by a third party to Issuer or its shareholders to engage in an Acquisition Transaction, Issuer shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle Grantee to terminate the Merger Agreement and (y) shall not have been cured prior to the "Notice Date" (as defined in Section 2(e)); or

      (vi) The shareholders of Issuer shall have voted and failed to approve the Merger Agreement and the transactions contemplated thereby at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been cancelled prior to the termination of the Merger Agreement if, prior to such meeting (or, if such meeting shall not have been held or shall have been cancelled, prior to such termination), it shall have been publicly announced that any person (other than Grantee or any of its Subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction.

    (c) The term "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the date hereof:

      (i) The acquisition by any person of beneficial ownership of 20% or more of the then outstanding Common Stock; or

      (ii) The occurrence of the Initial Triggering Event described in paragraph (i) of subsection (b) of this Section 2, except that the percentage referred to in clause (y) thereof shall be 20%.

    (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event of which it has notice (together, a "Triggering Event"), it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

    (e) In the event the Holder is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which notice is herein referred to as the "Notice Date") specifying (i) the total number of shares of Common Stock it will purchase pursuant to such exercise and
  (ii) a place and date, not earlier than three business days nor later than 60 business days from the Notice Date, for the closing (the "Closing") of such purchase (the "Closing Date"). Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

    (f) At the Closing, the Holder shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer, provided that failure or refusal of Issuer to designate such a bank account shall not preclude the Holder from exercising the Option.

    (g) At the Closing, simultaneously with the delivery of immediately available funds as provided in Section 2(f), Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder, and the Holder shall deliver to Issuer a copy of this Agreement and a letter agreeing that the Holder will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

    (h) Certificates for Common Stock delivered at Closing may be endorsed with a restrictive legend that shall read substantially as follows:

    THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT DATED AS OF JUNE 17, 1998, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER.

  It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "1933 Act"), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions to this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

    (i) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under Section 2(e) and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this
  Section 2 in the name of the Holder or its assignee, transferee or designee.

  3. AGREEMENT BY ISSUER. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) that it will promptly take all action as may from time to time be required (including complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section 18a and regulations promulgated thereunder) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) that it will promptly take all action provided herein to protect the rights of the Holder against dilution.

  4. EXCHANGE. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used in this Section 4 include any Stock Option Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

  5. ADJUSTMENT. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to
Section 1 of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option and the Option Price shall be subject to adjustment from time to time as provided in this Section 5. In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of the Common Stock that would be prohibited under the terms of the Merger Agreement, or the like, the type and number of shares of Common Stock purchasable upon exercise hereof and the Option Price shall be appropriately adjusted in such manner as shall fully preserve the economic benefits provided hereunder and proper provision shall be made in any agreement governing any such transaction to provide for such proper adjustment and the full satisfaction of the Issuer's obligations hereunder.

  6. REGISTRATION. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within 90 days of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a shelf registration statement under the 1933 Act covering this Option and any shares of Common Stock or other securities issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of this Option and any shares of Common Stock issued upon total or partial exercise of this Option ("Option Shares") in accordance with any plan of disposition reasonably requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of the Option or Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the inclusion of the Holder's Option or Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; and provided, however, that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 25% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then the Issuer shall file a registration statement for the balance as promptly as practicable and no reduction shall thereafter occur. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in secondary offering underwriting agreements for the Issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall Issuer be obligated to effect more than two registrations pursuant to this
Section 6 by reason of the fact that there shall be more than one Grantee as a result of any assignment or division of this Agreement.

  7. REPURCHASE.

    (a) Immediately prior to the occurrence of a "Repurchase Event" (as defined in Section 7(d)), (i) following a request of the Holder, delivered prior to an Exercise Termination Event, Issuer (or any successor thereto) shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the "Market/Offer Price" (as defined in this Section 7(a)) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised, and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered within 90 days of the occurrence of such Repurchase Event (or such later period as provided in Section 10), Issuer shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the Market/Offer Price multiplied by the number of Option Shares so designated. The term "Market/Offer Price" shall mean the highest of (i) the price per share of Common Stock at which a tender offer or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Common Stock within the 90-day period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or a substantial portion of Issuer's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to the Issuer, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the Market/Offer Price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to the Issuer.

    (b) The Holder and the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to

  Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this Section 7. At the later to occur of
  (x) within five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto and (y) the time that is immediately prior to the occurrence of a Repurchase Event, Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price therefor or the portion thereof, if any, that Issuer is not then prohibited under applicable law and regulation from so delivering.

    (c) To the extent that Issuer is prohibited under applicable law or regulation from repurchasing the Option and/or the Option Shares in full, then the Issuer shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery to it of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices, in each case as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Holder, a new Stock Option Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, or (B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing.

    (d) For purposes of this Section 7, a "Repurchase Event" shall be deemed to have occurred (i) upon the consummation of any merger, consolidation or similar transaction involving Issuer or any purchase, lease or other acquisition of all or a substantial portion of the assets of Issuer, other than any such transaction which would not constitute an Acquisition Transaction pursuant to the provisos to Section 2(b)(i) hereof, or (ii) upon the acquisition by any person of beneficial ownership of 50% or more of the then outstanding shares of Common Stock, provided that no such event shall constitute a Repurchase Event unless a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event. The parties hereto agree that Issuer's obligations to repurchase the Option or Option Shares under this Section 7 shall not terminate upon the occurrence of an Exercise Termination Event unless no Subsequent Triggering Event shall have occurred prior to the occurrence of an Exercise Termination Event.

  8. SUBSTITUTE OPTION.

    (a) In the event that, prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its Subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its Subsidiaries, to merge into Issuer, and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding voting shares and voting share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the "Acquiring Corporation" (as defined in Section 8(b)) or (y) any person that controls the Acquiring Corporation.

    (b) The following terms have the meanings indicated:

      (A) "Acquiring Corporation" shall mean (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer, in a merger in which Issuer is the continuing or surviving person, and (iii) the transferee of all or substantially all of Issuer's assets.

      (B) "Substitute Common Stock" shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

      (C) "Assigned Value" shall mean the Market/Offer Price, as defined in
    Section 7.

      (D) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

    (c) The Substitute Option shall have the same terms as the Option, provided, that if the terms of the Substitute Option cannot, for legal reasons, have the same terms as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

    (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option is then exercisable, divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option is then exercisable and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

    (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this Section 8(e), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option, without giving effect to the limitation in this Section 8(e), over (ii) the value of the Substitute Option, after giving effect to the limitation in this Section 8(e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to the Acquiring Corporation.

    (f) Issuer shall not enter into any transaction described in Section 8(a) unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

  9. REPURCHASE OF SUBSTITUTE OPTION.

    (a) At the request of the holder of the Substitute Option (the "Substitute Option Holder"), the Substitute Option Issuer shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "Substitute Option Repurchase Price") equal to the amount by which (i) the "Highest Closing Price" (as defined in Section 9(a)) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised, and at the request of the owner (the "Substitute Share Owner") of shares of Substitute Common Stock (the "Substitute Shares"), the Substitute Option Issuer shall repurchase the Substitute Shares at a price (the "Substitute Share Repurchase Price") equal to the Highest Closing Price multiplied by the number of Substitute Shares so designated. The term "Highest Closing Price" shall mean the highest closing price for shares of Substitute Common Stock within the 90-day period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

    (b) The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective right to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this Section 9. As promptly as practicable, and in any event within five business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price (and/or to the Substitute Share Owner the Substitute Share Repurchase Price) therefor or, in either case, the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

    (c) To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation from repurchasing the Substitute Option and/or the Substitute Shares in part or in full, the Substitute Option Issuer, following a request for repurchase pursuant to this Section 9, shall immediately so notify the Substitute Option Holder (and/or the Substitute Share Owner), and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the portion of the Substitute Share Repurchase Price, or the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five business days after the date on which the Substitute Option Issuer is no longer so prohibited; provided, however, that if the Substitute Option Issuer is at any time after delivery of a notice of repurchase pursuant to Section 9(b) prohibited under applicable law or regulation from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Option Issuer shall use its best efforts to obtain all required regulatory and legal approvals, in each case as promptly as practicable, in order to accomplish such repurchase), the Substitute Option Holder or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, or (B) to the Substitute Share Owner, a certificate for the Substitute Shares it is then so prohibited from repurchasing.

  10. EXTENSION. The periods for exercise of certain rights under Sections 2, 6, 7 and 13 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and to permit the expiration of all statutory waiting periods; and (ii) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise.

  11. REPRESENTATIONS AND WARRANTIES OF ISSUER. Issuer hereby represents and warrants to Grantee as follows:

    (a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer, and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

    (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

  12. REPRESENTATION AND WARRANTIES OF GRANTEE. Grantee hereby represents and warrants to Issuer as follows:

    (a) Grantee has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

    (b) The Option is not being, and any shares of Common Stock or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the 1933 Act.

  13. ASSIGNMENT. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement, or the Option created hereunder, to any other person, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder within 90 days following such Subsequent Triggering Event (or such later period as provided in Section 10).

  14. BEST EFFORTS. Each of Grantee and Issuer will use its best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation making application to list the shares of Common Stock issuable hereunder on the New York Stock Exchange, Nasdaq National Market, or such other exchange or market on which the shares of Issuer may be listed upon official notice of issuance.

  15. INJUNCTIVE RELIEF. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

  16. SEVERABILITY. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section 1(a) hereof (as adjusted pursuant to Sections 1(b) or 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

  17. NOTICES. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

  18. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof (except to the extent that mandatory provisions of federal law or the TBCA apply).

  19. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

  20. FEES AND EXPENSES. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

  21. ENTIRE AGREEMENT. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors (except as assigns) any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

  22. DEFINED TERMS. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.

                        (signatures on following page)

  IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

                                          "ISSUER":

                                          NOVA CORPORATION

                                                 /s/ Edward Grzedzinski
                                          By: _________________________________
                                                   Edward Grzedzinski
                                                 Chief Executive Officer

                                          "GRANTEE":

                                          PMT SERVICES, INC.

                                               /s/ Richardson M. Roberts
                                          By: _________________________________
                                                  Richardson M. Roberts
                                                 Chief Executive Officer

                                                                     APPENDIX C

                 THE TRANSFER OF THIS AGREEMENT IS SUBJECT TO
                  CERTAIN PROVISIONS CONTAINED HEREIN AND TO
                         RESALE RESTRICTIONS UNDER THE
                      SECURITIES ACT OF 1933, AS AMENDED

  THIS STOCK OPTION AGREEMENT (the "Agreement") is made, entered into and effective as of the 17th day of June, 1998, between PMT SERVICES, INC., a Tennessee corporation ("Issuer") and NOVA CORPORATION, a Georgia corporation ("Grantee").

                             W I T N E S S E T H:

  WHEREAS, Grantee and Issuer have entered into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), which agreement has been executed by the parties hereto immediately prior to this Agreement; and

  WHEREAS, as a condition to Grantee's entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the "Option" (as defined in Section 1(a));

  NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

  1. GRANT OF OPTION; ADJUSTMENT.

    (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to 9,733,433 fully paid and nonassessable shares of Issuer's Common Stock, par value $.01 per share ("Common Stock"), at a price of $25.16 per share (the "Option Price"); provided, however, that in no event shall the number of shares of Common Stock for which this Option is exercisable exceed 19.9% of the Issuer's issued and outstanding shares of Common Stock without giving effect to any shares subject to or issued pursuant to the Option. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

    (b) In the event that any additional shares of Common Stock are either
  (i) issued or otherwise become outstanding after the date hereof (other than pursuant to this Agreement) or (ii) redeemed, repurchased, retired or otherwise cease to be outstanding after the date of the Agreement, the number of shares of Common Stock subject to the Option shall be increased or decreased, as appropriate, so that, after such issuance, such number equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Merger Agreement.

  2. EXERCISE OF OPTION.

    (a) The "Holder" (as defined in Section 2(a)) may exercise the Option, in whole or part, and from time to time, if, but only if, both an "Initial Triggering Event" (as defined in Section 2(b)) and a "Subsequent Triggering Event" (as defined in Section 2(c)) shall have occurred prior to the occurrence of an "Exercise Termination Event" (as defined in this Section 2(a)), provided that the Holder shall have sent the written notice of such exercise (as provided in Section 2(e)) prior to the occurrence of an Exercise Termination Event. Each of the following shall be an "Exercise Termination Event": (i) the Effective Time (as defined in the Merger Agreement) of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event, except a termination by Grantee pursuant to Section 7.1(b) or 7.1(c) of the Merger Agreement (unless the breach by Issuer giving rise to such right of termination is non-volitional); or (iii) the passage of 12 months after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a termination by Grantee pursuant to Section 7.1(b) or 7.1(c) of the Merger Agreement (unless the breach by Issuer giving rise to such right of termination is non-volitional). The term "Holder" shall mean the holder or holders of the Option.

    (b) The term "Initial Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

      (i) Issuer or any of its Subsidiaries (each an "Issuer Subsidiary"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an "Acquisition Transaction" (as defined in this Section 2(b)(i)) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each, a "Grantee Subsidiary") or the Board of Directors of Issuer shall have recommended that the shareholders of Issuer approve or accept any Acquisition Transaction other than the Merger. For purposes of this Agreement, "Acquisition Transaction" shall mean (w) a merger or consolidation, or any similar transaction, involving Issuer or any "Significant Subsidiary" (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of Issuer, (x) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets of Issuer or any Significant Subsidiary of Issuer, (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 15% or more of the voting power of Issuer, or
    (z) any substantially similar transaction; provided, however, that in no event shall any merger, consolidation or similar transaction permitted by, and effected in accordance with, Sections 4.1(b)(ii)(B) or 4.1(b)(iv) of the Merger Agreement be deemed to be an Acquisition Transaction;

      (ii) Issuer or any Issuer Subsidiary, without having received Grantee's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary, or the Board of Directors of Issuer shall have withdrawn or modified, or publicly announced its interest to withdraw or modify, in any manner adverse to Grantee, its recommendation that the shareholders of Issuer approve the transactions contemplated by the Merger Agreement in anticipation of engaging in an Acquisition Transaction, or the Board of Directors of Issuer shall not have recommended that the shareholders of Issuer approve the transactions contemplated by the Merger Agreement, or shall have abandoned the transactions contemplated by the Merger Agreement in each case in anticipation of engaging in an Acquisition Transaction;

      (iii) Any person other than Grantee, any Grantee Subsidiary or any Issuer Subsidiary acting in a fiduciary capacity in the ordinary course of its business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

      (iv) Any person other than Grantee or any Grantee Subsidiary shall have made a bona fide proposal to Issuer or its shareholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

      (v) After an overture is made by a third party to Issuer or its shareholders to engage in an Acquisition Transaction, Issuer shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle Grantee to terminate the Merger Agreement and (y) shall not have been cured prior to the "Notice Date" (as defined in Section 2(e)); or

      (vi) The shareholders of Issuer shall have voted and failed to approve the Merger Agreement and the transactions contemplated thereby at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been cancelled prior to the termination of the Merger Agreement if, prior to such meeting (or, if such meeting shall not have been held or shall have been cancelled, prior to such termination), it shall have been publicly announced that any person (other than Grantee or any of its Subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction.

    (c) The term "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the date hereof:

      (i) The acquisition by any person of beneficial ownership of 20% or more of the then outstanding Common Stock; or

      (ii) The occurrence of the Initial Triggering Event described in paragraph (i) of subsection (b) of this Section 2, except that the percentage referred to in clause (y) thereof shall be 20%.

    (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event of which it has notice (together, a "Triggering Event"), it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

    (e) In the event the Holder is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which notice is herein referred to as the "Notice Date") specifying (i) the total number of shares of Common Stock it will purchase pursuant to such exercise and
  (ii) a place and date, not earlier than three business days nor later than 60 business days from the Notice Date, for the closing (the "Closing") of such purchase (the "Closing Date"). Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

    (f) At the Closing, the Holder shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer, provided that failure or refusal of Issuer to designate such a bank account shall not preclude the Holder from exercising the Option.

    (g) At the Closing, simultaneously with the delivery of immediately available funds as provided in Section 2(f), Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder, and the Holder shall deliver to Issuer a copy of this Agreement and a letter agreeing that the Holder will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

    (h) Certificates for Common Stock delivered at Closing may be endorsed with a restrictive legend that shall read substantially as follows:

    THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT DATED AS OF JUNE 17, 1998, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER.

  It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "1933 Act"), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions to this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

    (i) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under Section 2(e) and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this
  Section 2 in the name of the Holder or its assignee, transferee or designee.

  3. AGREEMENT BY ISSUER. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) that it will promptly take all action as may from time to time be required (including complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section 18a and regulations promulgated thereunder) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) that it will promptly take all action provided herein to protect the rights of the Holder against dilution.

  4. EXCHANGE. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used in this Section 4 include any Stock Option Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

  5. ADJUSTMENT. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to
Section 1 of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option and the Option Price shall be subject to adjustment from time to time as provided in this Section 5. In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of the Common Stock that would be prohibited under the terms of the Merger Agreement, or the like, the type and number of shares of Common Stock purchasable upon exercise hereof and the Option Price shall be appropriately adjusted in such manner as shall fully preserve the economic benefits provided hereunder and proper provision shall be made in any agreement governing any such transaction to provide for such proper adjustment and the full satisfaction of the Issuer's obligations hereunder.

  6. REGISTRATION. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within 90 days of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a shelf registration statement under the 1933 Act covering this Option and any shares of Common Stock or other securities issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of this Option and any shares of Common Stock issued upon total or partial exercise of this Option ("Option Shares") in accordance with any plan of disposition reasonably requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of the Option or Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the inclusion of the Holder's Option or Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; and provided, however, that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 25% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then the Issuer shall file a registration statement for the balance as promptly as practicable and no reduction shall thereafter occur. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in secondary offering underwriting agreements for the Issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall Issuer be obligated to effect more than two registrations pursuant to this
Section 6 by reason of the fact that there shall be more than one Grantee as a result of any assignment or division of this Agreement.

  7. REPURCHASE.

    (a) Immediately prior to the occurrence of a "Repurchase Event" (as defined in Section 7(d)), (i) following a request of the Holder, delivered prior to an Exercise Termination Event, Issuer (or any successor thereto) shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the "Market/Offer Price" (as defined in this Section 7(a)) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised, and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered within 90 days of the occurrence of such Repurchase Event (or such later period as provided in Section 10), Issuer shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the Market/Offer Price multiplied by the number of Option Shares so designated. The term "Market/Offer Price" shall mean the highest of (i) the price per share of Common Stock at which a tender offer or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Common Stock within the 90-day period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or a substantial portion of Issuer's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to the Issuer, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the Market/Offer Price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to the Issuer.

    (b) The Holder and the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to

  Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this Section 7. At the later to occur of
  (x) within five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto and (y) the time that is immediately prior to the occurrence of a Repurchase Event, Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price therefor or the portion thereof, if any, that Issuer is not then prohibited under applicable law and regulation from so delivering.

    (c) (i) To the extent that Issuer is prohibited under applicable law or regulation (with the exception of TBCA (S) 48-103-501 et seq. (the "Greenmail Act"), in which event Section 7(c)(ii) shall govern) from repurchasing the Option and/or the Option Shares in full, then the Holder and/or Owner may in its sole discretion elect to proceed under this Section 7(c)(i). If the Holder and/or Owner elects to proceed under this Section 7(c)(i), Issuer shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery to it of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices, in each case as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Holder, a new Stock Option Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, or (B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing.

    (ii) In the event that the Greenmail Act is deemed to be applicable to the repurchase of the Option and/or the Option Shares, and the Holder and/or Owner elects to proceed under this Section 7(c)(ii) and complies with the notice requirements set forth in Section 7(a), then Issuer shall be required to repurchase the Option at the Option Repurchase Price (as calculated in accordance with Section 7(c)(ii)(A)) and/or the Option Shares at the Option Share Repurchase Price (as calculated in accordance with Section 7(c)(ii)(B)).

      (A) With respect to a repurchase of the Option, if the Market/Offer Price is or must be reduced in order to comply or allow compliance with the Greenmail Act (such reduced Market/Offer Price being referred to herein as the "Reduced Market/Offer Price"), then the Issuer shall repurchase the Option from the Holder at a price equal to the Reduced Market/Offer Price minus the Option Price, multiplied by the number of shares for which the Option may then be exercised, provided, however, that if, after giving effect to such reduction, the Reduced Market/Offer Price would be an amount less than the Option Price, then, for purposes of this Section 7(c)(ii)(A), the Option Price will automatically be decreased (such decreased Option Price being referred to herein as the "Reduced Option Price") to the extent necessary such that subtracting the Reduced Option Price from the Reduced Market/Offer Price yields a difference of $.05 per share which amount shall be adjusted as appropriate to reflect any stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, or distributions relating to the Common Stock (the "Adjusted Option Price"), and in such event, the Issuer shall repurchase the Option for $.05, or the Adjusted Option Price, as the case may be, multiplied by the number of shares for which the Option may then be exercised.

      (B) With respect to the repurchase of the Option Shares, if the Market/Offer Price is or must be reduced in order to comply or allow compliance with the Greenmail Act (such reduced Market/Offer Price being referred to herein as the "Reduced Market/Offer Price"), then Issuer shall repurchase such number of the Option Shares as the Owner shall designate at a price equal to the Reduced Market/Offer Price multiplied by the number of Option Shares so designated.

    (d) For purposes of this Section 7, a "Repurchase Event" shall be deemed to have occurred (i) upon the consummation of any merger, consolidation or similar transaction involving Issuer or any purchase, lease or other acquisition of all or a substantial portion of the assets of Issuer, other than any such transaction which would not constitute an Acquisition Transaction pursuant to the provisos to Section 2(b)(i) hereof, or (ii) upon the acquisition by any person of beneficial ownership of 50% or more of the then outstanding shares of Common Stock, provided that no such event shall constitute a Repurchase Event unless a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event. The parties hereto agree that Issuer's obligations to repurchase the Option or Option Shares under this Section 7 shall not terminate upon the occurrence of an Exercise Termination Event unless no Subsequent Triggering Event shall have occurred prior to the occurrence of an Exercise Termination Event.

  8. SUBSTITUTE OPTION.

    (a) In the event that, prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its Subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its Subsidiaries, to merge into Issuer, and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding voting shares and voting share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the "Acquiring Corporation" (as defined in Section 8(b)) or (y) any person that controls the Acquiring Corporation.

    (b) The following terms have the meanings indicated:

      (A) "Acquiring Corporation" shall mean (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer, in a merger in which Issuer is the continuing or surviving person, and (iii) the transferee of all or substantially all of Issuer's assets.

      (B) "Substitute Common Stock" shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

      (C) "Assigned Value" shall mean the Market/Offer Price, as defined in
    Section 7.

      (D) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

    (c) The Substitute Option shall have the same terms as the Option, provided, that if the terms of the Substitute Option cannot, for legal reasons, have the same terms as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

    (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option is then exercisable, divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option is then exercisable and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

    (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this Section 8(e), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option, without giving effect to the limitation in this Section 8(e), over (ii) the value of the Substitute Option, after giving effect to the limitation in this Section 8(e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to the Acquiring Corporation.

    (f) Issuer shall not enter into any transaction described in Section 8(a) unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

  9. REPURCHASE OF SUBSTITUTE OPTION.

    (a) At the request of the holder of the Substitute Option (the "Substitute Option Holder"), the Substitute Option Issuer shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "Substitute Option Repurchase Price") equal to the amount by which (i) the "Highest Closing Price" (as defined in Section 9(a)) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised, and at the request of the owner (the "Substitute Share Owner") of shares of Substitute Common Stock (the "Substitute Shares"), the Substitute Option Issuer shall repurchase the Substitute Shares at a price (the "Substitute Share Repurchase Price") equal to the Highest Closing Price multiplied by the number of Substitute Shares so designated. The term "Highest Closing Price" shall mean the highest closing price for shares of Substitute Common Stock within the 90-day period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

    (b) The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective right to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this Section 9. As promptly as practicable, and in any event within five business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price (and/or to the Substitute Share Owner the Substitute Share Repurchase Price) therefor or, in either case, the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

    (c)(i) To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation (with the exception of the Greenmail Act, in which event Section 9(c)(ii) shall govern) from repurchasing the Substitute Option and/or the Substitute Shares in part or in full, then the Substitute Option Holder and/or Substitute Share Owner may in its sole discretion elect to proceed under this Section 9(c)(i). If the Substitute Option Holder (and/or the Substitute Share Owner) elects to proceed under this Section 9(c)(i), the

  Substitute Option Issuer, following a request for repurchase pursuant to this Section 9, shall immediately so notify the Substitute Option Holder (and/or the Substitute Share Owner), and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the portion of the Substitute Share Repurchase Price, or the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five business days after the date on which the Substitute Option Issuer is no longer so prohibited; provided, however, that if the Substitute Option Issuer is at any time after delivery of a notice of repurchase pursuant to Section 9(b) prohibited under applicable law or regulation from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Option Issuer shall use its best efforts to obtain all required regulatory and legal approvals, in each case as promptly as practicable, in order to accomplish such repurchase), the Substitute Option Holder or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, or (B) to the Substitute Share Owner, a certificate for the Substitute Shares it is then so prohibited from repurchasing.

    (ii) In the event that the Greenmail Act is deemed to be applicable to the repurchase of the Substitute Option and/or Substitute Shares, and the Substitute Option Holder and/or Substitute Share Owner elects to proceed under this Section 9(c)(ii), and at the request of the Substitute Option Holder and/or the Substitute Share Owner, then the Substitute Option Issuer shall be required to repurchase the Substitute Option at the Substitute Option Repurchase Price (as calculated in accordance with Section 9(c)(ii)(A)) and/or the Substitute Shares at the Substitute Share Repurchase Price (as calculated in accordance with Section 9(c)(ii)(B).

        (A) With respect to the repurchase of the Substitute Option, if the Highest Closing Price is or must be reduced in order to comply or allow compliance with the Greenmail Act (such reduced Highest Closing Price being referred to herein as the "Reduced Highest Closing Price"), then the Substitute Option Issuer shall repurchase the Substitute Option from the Substitute Option Holder at a price equal to the Reduced Highest Closing Price minus the exercise price of the Substitute Option, multiplied by the number of Substitute Shares for which the Substitute Option may then be exercised; provided, however, that if, after giving effect to such reduction, the Reduced Highest Closing Price would be an amount less than the exercise price of the Substitute Option, then the exercise price of the Substitute Option will automatically be decreased (such decreased exercise price being referred to herein as the "Reduced Substitute Exercise Price") to the extent necessary such that subtracting the Reduced Substitute Exercise Price from the Reduced Highest Closing Price yields a resulting Substitute Option Repurchase Price of $.05 per share which amount shall be adjusted as appropriate to reflect any stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, or distributions relating to the Common Stock (the "Adjusted Substitute Option Price"), and in such event, the Substitute Option Issuer shall repurchase the Substitute Option for $.05, or the Adjusted Substitute Option Price, as the case may be, multiplied by the number of shares for which the Substitute Option may then be exercised.

        (B) With respect to the repurchase of the Substitute Shares, if the Highest Closing Price is or must be reduced in order to comply or allow compliance with the Greenmail Act (such reduced

      Highest Closing Price being referred to herein as the "Reduced Highest Closing Price"), then the Substitute Option Issuer shall repurchase such number of the Substitute Shares at a price equal to the Reduced Highest Closing Price multiplied by the number of Substitute Shares so designated.

  10. EXTENSION. The periods for exercise of certain rights under Sections 2, 6, 7 and 13 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and to permit the expiration of all statutory waiting periods; and (ii) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise.

  11. REPRESENTATIONS AND WARRANTIES OF ISSUER. Issuer hereby represents and warrants to Grantee as follows:

    (a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer, and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

    (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

  12. REPRESENTATION AND WARRANTIES OF GRANTEE. Grantee hereby represents and warrants to Issuer as follows:

    (a) Grantee has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

    (b) The Option is not being, and any shares of Common Stock or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the 1933 Act.

  13. ASSIGNMENT. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement, or the Option created hereunder, to any other person, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder within 90 days following such Subsequent Triggering Event (or such later period as provided in Section 10).

  14. BEST EFFORTS. Each of Grantee and Issuer will use its best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation making application to list the shares of Common Stock issuable hereunder on the New York Stock Exchange, Nasdaq National Market, or such other exchange or market on which the shares of Issuer may be listed upon official notice of issuance.

  15. INJUNCTIVE RELIEF. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

  16. SEVERABILITY. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section 1(a) hereof (as adjusted pursuant to Sections 1(b) or 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

  17. NOTICES. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

  18. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof (except to the extent that mandatory provisions of federal law or the GBCC apply).

  19. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

  20. FEES AND EXPENSES. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

  21. ENTIRE AGREEMENT. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors (except as assigns) any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

  22. DEFINED TERMS. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.

                        (signatures on following page)

  IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

                                          "ISSUER":

                                          PMT SERVICES, INC.

                                              /s/ Richardson M. Roberts
                                          By: _________________________________
                                                  Richardson M. Roberts
                                                 Chief Executive Officer

                                          "GRANTEE":

                                          NOVA CORPORATION

                                               /s/ Edward Grzedzinski
                                          By: _________________________________
                                                   Edward Grzedzinski
                                                 Chief Executive Officer

                                                                     APPENDIX D

                                 JUNE 17, 1998

The Board of Directors
NOVA Corporation
One Concourse Parkway, Suite 300
Atlanta, GA 30328

Members of the Board:

  You have requested our opinion as to the fairness, from a financial point of view, to NOVA Corporation ("NOVA") of the Exchange Ratio (defined below) set forth in the Agreement and Plan of Merger, dated as of June 17, 1998 (the "Merger Agreement"), by and among NOVA, Church Merger Corp., a wholly owned subsidiary of NOVA ("Sub"), and PMT Services, Inc. ("PMT"). As more fully described in the Merger Agreement, (i) Sub will be merged with and into PMT (the "Merger") and (ii) each outstanding share of the common stock, par value $0.01 per share, of PMT (the "PMT Common Stock") will be converted into 0.715 shares (the "Exchange Ratio") of the common stock, par value $0.01 per share, of NOVA (the "NOVA Common Stock").

  In arriving at our opinion, we reviewed a draft of the Merger Agreement dated the date hereof of NOVA and PMT relating to the proposed Merger, and held discussions with certain senior officers, directors and other representatives and advisors of NOVA and with certain senior officers, directors and other representatives and advisors of PMT concerning the businesses, operations and prospects of NOVA and PMT. We examined certain publicly available business and financial information relating to NOVA and PMT as well as certain financial forecasts and other data for NOVA and PMT which were provided to us by or otherwise discussed with the respective managements of NOVA and PMT, including information relating to certain strategic implications and operational benefits anticipated from the Merger and analysts' estimates as to the future financial performance of NOVA and PMT. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of the NOVA Common Stock and PMT Common Stock; historical and projected earnings and operating data of NOVA and PMT; and the capitalization and financial condition of NOVA and PMT. We also evaluated the potential pro forma financial impact of the Merger on NOVA. We also considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected that we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of NOVA and PMT. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

  In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data furnished to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of NOVA and PMT that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of NOVA and PMT as to the future financial performance of NOVA and PMT and the potential strategic implications and operational benefits anticipated from the Merger. We have assumed, with your consent, that the Merger will be treated as a pooling of interests in accordance with generally accepted accounting principles and as a tax-free reorganization for federal income tax purposes. We have assumed that the Merger Agreement, in the form executed and delivered by the parties thereto, will not vary from the draft reviewed by us in any regard that is material to our analysis. Our opinion, as set forth herein, relates to the relative values of NOVA and PMT. We are not expressing any opinion as to what the value of the NOVA Common Stock actually will be when issued to PMT stockholders pursuant to the Merger or the prices at which the NOVA Common Stock will trade subsequent to the Merger.

We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of NOVA or PMT nor have we made any physical inspection of the properties or assets of NOVA or PMT. We were not asked to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for NOVA or the effect of any other transaction in which NOVA might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

  Salomon Smith Barney has been engaged to render financial advisory services to NOVA with respect to this opinion and will receive a fee for such services, a portion of which is payable upon the delivery of this opinion. In the ordinary course of business, we and our affiliates may hold or actively trade the securities of NOVA and PMT for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. We are familiar with NOVA and its business and have in the past provided, and are currently providing, financial advisory and investment banking services to NOVA and its affiliates unrelated to the Merger, and we have received, and will receive, fees for such services. In addition, we and our affiliates (including Travelers Group Inc. and its affiliates) may maintain other business relationships with NOVA and PMT and their respective affiliates.

  Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of NOVA in evaluating the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Salomon Smith Barney be made, without our prior written consent; provided, that our opinion may be included in its entirety in the joint proxy statement/prospectus relating to the Merger.

  Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view, to NOVA.

                                          Very truly yours,

                                          /s/ Salomon Smith Barney
                                          _____________________________________
                                          Salomon Smith Barney

                                                                     APPENDIX E

                                 JUNE 17, 1998

Board of Directors
PMT Services, Inc.
3841 Green Hills Village Drive
Nashville, TN 37215

Gentlemen:

  You have requested the opinion of BT Alex. Brown Incorporated ("BT Alex. Brown") as to the fairness, from a financial point of view, of the Exchange Ratio (as defined below) in connection with the proposed merger of PMT Services, Inc. ("Client") and NOVA Corporation (the "Company") pursuant to the Agreement and Plan of Merger, dated as of June 17, 1998, among Client, the Company, and Church Merger Corp., a wholly-owned subsidiary of the Company ("Company Sub") (the "Merger Agreement"). The Merger Agreement provides, among other things, for the merger of Company Sub with and into Client (the "Transaction"), as a result of which Client will become a wholly-owned subsidiary of the Company. As set forth more fully in the Merger Agreement, as a result of the Transaction, each share of the Common Stock, par value $0.01 per share, of Client ("Client Common Stock") not owned directly or indirectly by Client or the Company will be converted into the right to receive 0.715 shares (the "Exchange Ratio") of Common Stock, par value $0.01 per share, of the Company ("Company Common Stock"). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

  In arriving at its opinion, BT Alex. Brown has reviewed certain publicly available financial and other information concerning the Company and Client and certain internal analyses and other information furnished to it by the Company and Client. BT Alex. Brown has also held discussions with members of the senior management of the Company and Client regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, BT Alex. Brown has (i) reviewed the reported prices and trading activity for Company Common Stock and Client Common Stock, (ii) compared certain financial and stock market information for the Company and Client with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

  BT Alex. Brown has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company or Client, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, BT Alex. Brown has assumed and relied upon the accuracy and completeness of all such information and BT Alex. Brown has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the Company or Client. BT Alex. Brown's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

  For purposes of rendering its opinion, BT Alex. Brown has assumed that, in all respects material to its analysis, the representations and warranties of Client, the Company and Company Sub contained in the Merger Agreement are true and correct, Client, the Company and Company Sub will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of Client, the Company and Company Sub to consummate the Transaction will be satisfied without any waiver thereof. BT Alex. Brown has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Client or the Company is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Client or the Company or materially reduce the contemplated benefits of the Transaction. In addition, you have informed BT Alex. Brown, and accordingly, for purposes of rendering its opinion, BT Alex. Brown has assumed, that the Transaction will be tax- free to each of Client and the Company and their respective stockholders and that the Transaction will be accounted for as a pooling of interests.

  In arriving at its opinion, BT Alex. Brown was not authorized to solicit, and did not solicit, interest from any party with respect to a business combination with Client or the acquisition of Client or any of its assets, nor has BT Alex. Brown reviewed with Cathedral or its Board of Directors any potential transaction in lieu of the Transaction.

  This opinion is addressed to, and for the use and benefit of, the Board of Directors of Client and is not a recommendation to the stockholders of Client to approve the Transaction. This opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio, and BT Alex. Brown expresses no opinion as to the merits of the underlying decision by Client to engage in the Transaction.

  BT Alex. Brown (together with its affiliates, the "BT Group") is a registered broker-dealer and member of the Now York Stock Exchange. BT Alex. Brown will be paid a fee for its services to Client in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction. One or more members of the BT Group have, from time to time, provided investment banking services to Client and the Company or their affiliates for which it has received compensation, including acting as lead or co-lead managing underwriter in connection with a number of underwritten public offerings of common stock by each of Client and the Company. In the ordinary course of business, members of the BT Group may actively trade in the securities and other instruments and obligations of Client and the Company for their own accounts and for the accounts of their customers. Accordingly, the BT Group may at any time hold a long or short position in such securities, instruments and obligations.

  Based upon and subject to the foregoing, it is BT Alex. Brown's opinion as investment bankers that the Exchange Ratio is fair, from a financial point of view, to the holders of Client Common Stock.

                                          Very truly yours,

                                          /s/ BT Alex. Brown Incorporated
                                          _____________________________________
                                          BT Alex. Brown Incorporated

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 14-2-202(b)(4) of the Georgia Business Corporation Code (the "Georgia Code") provides that a corporation's Articles of Incorporation may include a provision that eliminates or limits the personal liability of directors for monetary damages to the corporation or its shareholders for breach of their duty of care and other duties as directors; provided, however, that the Section does not permit a corporation to eliminate or limit the liability of a director for appropriating, in violation of his duties, any business opportunity of the corporation, engaging in intentional misconduct or a knowing violation of law, obtaining an improper personal benefit, or voting for or assenting to an unlawful distribution (whether as a dividend, stock repurchase or redemption or otherwise) as provided in Section 14-2-832 of the Georgia Code. Section 14-2-202(b)(4) also does not eliminate or limit the rights of a corporation or any shareholder to seek an injunction or other non-monetary relief in the event of a breach of a director's fiduciary duty. In addition, Section 14-2-202(b)(4) applies only to claims against a director arising out of his role as a director and does not relieve a director from liability arising from his role as an officer or in any other capacity. The provisions of Article VII of the Registrant's Articles of Incorporation (the "Articles") are similar in all substantive respects to those contained in
Section 14-2-202(b)(4) of the Georgia Code outlined above, and provide that the liability of directors of the Registrant shall be limited to the fullest extent permitted by amendments to Georgia law.

  Sections 14-2-850 to 14-2-859, inclusive, of the Georgia Code govern the indemnification of directors, officers, employees and agents. Section 14-2-851 of the Georgia Code provides for indemnification of a director of the Registrant for liability incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including civil actions brought as derivative actions by or in the right of the Registrant) in which he may become involved by reason of being a director of the Registrant. Section 14-2-851 also provides such indemnity for directors who, at the request of the Registrant, act as directors, officers, partners, trustees, employees or agents of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or another enterprise. The Section permits indemnification if the director acted in a manner he believed in good faith to be in or not opposed to the best interest of the Registrant and, in addition, in criminal proceedings, if he had no reasonable cause to believe his conduct was unlawful. If the required standard of conduct is met, indemnification may include judgments, settlements, penalties, fines or reasonable expenses (including attorneys' fees) incurred with respect to a proceeding. However, if the director is adjudged liable to the Registrant in a derivative action or on the basis that personal benefit was improperly received by him, the director will only be entitled to such indemnification for reasonable expenses as a court finds to be proper in accordance with the provisions of Section 14-2-854.

  Section 14-2-852 of the Georgia Code provides that directors who are successful with respect to any claim brought against them, which claim is brought because they are or were directors of the Registrant, are entitled to indemnification against reasonable expenses as of right. Conversely, if the charges made in any action are sustained, the determination of whether the required standard of conduct has been met will be made, in accordance with the provisions of Section 14-2-855 of the Georgia Code, as follows: (i) by the majority vote of a quorum of the disinterested members of the board of directors, (ii) if a quorum cannot be obtained, by a committee thereof duly designated by the board of directors, consisting of two or more disinterested directors, (iii) by special legal counsel, or (iv) by the shareholders, but, in such event, the shares owned by or voted under the control of directors seeking indemnification may not be voted.

  Section 14-2-857 of the Georgia Code provides that an officer of the Registrant (but not an employee or agent generally) who is not a director has the mandatory right of indemnification granted to directors under Section 14-2-852, as described above. In addition, the Registrant may, as provided by its Articles, Bylaws, general or specific actions by its Board of Directors, or by contract, indemnify and advance expenses to an officer, employee or agent who is not a director to the extent that such indemnification is consistent with public policy.

  The provisions of Article IX of the Registrant's Bylaws provide for indemnification by the Registrant to the full extent permitted by the foregoing provisions of the Georgia Code outlined above.

  Officers and directors of the Registrant are presently covered by insurance which (with certain exceptions and within certain limitations) indemnifies them against any losses or liabilities arising from any alleged "wrongful act" including any alleged breach of duty, neglect, error, misstatement, misleading statement, omissions or other act done or wrongfully attempted. The cost of such insurance is borne by the Registrant as permitted by the Bylaws of the Registrant and the laws of the State of Georgia.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a)Exhibits required by Item 601 of Regulation S-K.

    2.1 Agreement and Plan of Merger dated as of June 17, 1998, among the Registrant, Church Merger Corp. and PMT Services, Inc. (included as
        Appendix A to the Joint Proxy Statement/Prospectus included in this Registration Statement and incorporated herein by reference)
    3.1 Articles of Incorporation of the Registrant, as amended(1)
    3.2 Bylaws of the Registrant, as amended(2)
    4.1 Specimen Common Stock certificate(1)
    4.2 See Articles of Incorporation of the Registrant and Bylaws of the Registrant, filed as Exhibits 3.1 and 3.2, respectively
    4.3 Shareholder Agreement, dated June 17, 1998, between the Registrant and
        Richardson M. Roberts(9)
    4.4 Shareholder Agreement, dated June 17, 1998, between the Registrant and
        Gregory S. Daily(9)
    4.5 Registration Rights Agreement, dated as of June 17, 1998, between the
        Registrant, Richardson M. Roberts and Gergory S. Daily(9)
    5 Opinion of Long Aldridge & Norman LLP as to the legality of the shares being issued**
    8.1 Form of Opinion of Long Aldridge & Norman LLP regarding the federal income tax consequences of the Merger**
    8.2 Form of Opinion of Waller Lansden Dortch & Davis, a Professional
        Limited Liability Company, regarding the federal income tax consequences of the Merger**
    9.1 Shareholder Agreement, incorporated by reference to Exhibit 4.3(9)
    9.2 Shareholder Agreement, incorporated by reference to Exhibit 4.4(9)
   10.1 Shareholders Agreement dated January 31, 1996, among the Registrant
        (formerly NOVA Holdings, Inc.), NOVA Information Systems, Inc., First
        Union Corporation, WorldCom, Inc., Warburg, Pincus Investors, L.P. and each of the other Original Shareholders(1), as amended by supplements dated as of August 15, 1997, August 22, 1997 and September 8, 1997(8)
   10.2 Registration Rights Agreement dated January 31, 1996, among the
        Registrant (formerly NOVA Holdings, Inc.), Warburg, Pincus Investors,
        L.P., WorldCom, Inc., and First Union Corporation(1)
   10.3 1991 Employees' Stock Option and Stock Appreciation Rights Plan, as amended(1)
   10.4 1996 Employees Stock Incentive Plan, together with form of Incentive
        Stock Option Agreement and Non-Qualified Stock Option Agreement, as amended by the First Amendment(1) and the Second Amendment(9)
   10.5 Proposed Third Amendment to the 1996 Employees Stock Incentive Plan**
   10.6 1996 Directors Stock Option Plan, as amended and restated(2)

  10.7  Contribution Agreement, dated October 30, 1995, among the Registrant
        (formerly NOVA Holdings, Inc.), NOVA Information Systems, Inc., the then-current shareholders of NOVA Information Systems, Inc., First
        Union Corporation, the First Union Banks, and First Fidelity
        Bancorporation and its banking subsidiaries(1)
  10.8  Lease Agreement dated May 31, 1996 between NOVA Information Systems,
        Inc. and Concourse I, LTD.(4)
  10.9  Sublease, dated April 1, 1991, between Inter-Banc, Inc. and The Baptist
        Health System of East Tennessee, Inc.(1)
  10.10 Credit Agreement, dated October 27, 1997, among NOVA Information
        Systems, Inc., the Lenders named therein, First Union National Bank as
        Documentation Agent and Bank of America National Trust and Savings
        Association, as Agent(7)
  10.11 Service Agreement dated July 1, 1998, between NOVA Information Systems,
        Inc. and WorldCom**
  10.12 Processing Services Agreement, dated July 1, 1998, between NOVA
        Information Systems, Inc. and Vital Processing Services, L.L.C.**
 *10.13 Marketing Agreement, dated June 30, 1994, between NOVA Information
        Systems, Inc. and Kessler Financial Services, L.P.(1), and Addendum to
        Marketing Agreement dated July 24, 1997, effective January 1, 1997, between NOVA Information Systems and Kessler Financial Services,
        L.P.(7)
 *10.14 Agreement Regarding Merchant Processing Services and Other Matters, dated May 5, 1995, among NOVA Information Systems, Inc., First Alabama
        Bank and Regions Financial Corp.(1)
 *10.15 Agreement dated June 3, 1992, as amended December 9, 1992, and November
        2, 1994, between NOVA Information Systems, Inc. and Mellon Bank, together with the Letter Agreement dated June 3, 1992, between NOVA
        Information Systems, Inc. and Mellon Bank relating to fees, as amended
        December 10, 1992, and June 10, 1997(1), both as amended by Letter
        Agreement June 10, 1997(7)
  10.16 Depositary and Processing Agreement, dated September 30, 1993, between
        NOVA Information Systems, Inc. and Bank of the West(1)
  10.17 Merchant Business Purchase Agreement, dated October 18, 1994, as amended November 30, 1994, and December 9, 1994, among NOVA Information
        Systems, Inc., the Bank of Boulder, Bolder Bancorporation and NOVA
        Newco, Inc.(1)
  10.18 Marketing Agreement, dated October 1, 1992, between NOVA Information
        Systems, Inc. and MBNA America Bank, N.A.(1)
  10.19 Agreement Not to Compete, dated October 1, 1992, between NOVA
        Information Systems, Inc. and MBNA America Bank, N.A.(1)
  10.20 Depositary and Settlement Agreement, dated January 31, 1996, among the
        Registrant (formerly NOVA Holdings, Inc.), NOVA Information Systems,
        Inc. and FUNB(1)
  10.21 Marketing Support Agreement, dated January 31, 1996, among the
        Registrant (formerly NOVA Holdings, Inc.), NOVA Information Systems,
        Inc. and the First Union Banks(1)
  10.22 Merchant Asset Purchase Agreement, dated as of May 29, 1997, between
        NOVA Information Systems, Inc. and Crestar Bank(5)
  10.23 Agreement Respecting a Limited Liability Company, dated October 7,
        1997, among NOVA Information Systems, Inc., Firstar Bank U.S.A., N.A.
        d/b/a Elan Financial Services and Firstar Bank Milwaukee, N.A.(6)
 *10.24 Agreement Respecting a Limited Liability Company, dated December 12,
        1997, among the Registrant, NOVA Information Systems, Inc. and KeyBank
        National Association(7)

 *10.25 Merchant Asset Purchase Agreement, dated December 30, 1997, between
        NOVA Information Systems, Inc., and MBNA America Bank, N.A.(7)
  10.26 Shareholder Agreement, incorporated by reference to Exhibit 4.3(9)
  10.27 Shareholder Agreement, incorporated by reference to Exhibit 4.4(9)
  10.28 Registration Rights Agreement, incorporated by reference to Exhibit
        4.5(9)
  10.29 Stock Option Agreement dated as of June 17, 1998, between the
        Registrant (as issuer) and PMT Services, Inc. (included as Appendix B to the Joint Proxy Statement/Prospectus included in this Registration
        Statement and incorporated herein by reference)
  10.30 Stock Option Agreement dated as of June 17, 1998, between PMT Services,
        Inc. (as issuer) and the Registrant (included as Appendix C to the
        Joint Proxy Statement/Prospectus included in this Registration
        Statement and incorporated herein by reference)
  10.31 Employment Agreement, dated as of June 17, 1998, between Richardson M.
        Roberts and the Registrant(9)
  10.32 Employment Agreement, dated as of June 17, 1998, between Gregory S.
        Daily and the Registrant(9)
  10.33 Employment Agreement, dated July 31, 1998, effective March 1, 1998, between the Registrant and Rebecca L. Powell**
  10.34 Employment Agreement, dated July 31, 1998, effective March 1, 1998, between the Registrant and Pamela A. Joseph**
  10.35 Employment Agreement, dated July 31, 1998, effective March 1, 1998, between the Registrant and John M. Perry**
  10.36 Employment Agreement, dated October 27, 1995, effective January 31,
        1996, between NOVA Information Systems, Inc. and Edward Grzedzinski(1)
  10.37 Employment Agreement, dated October 27, 1995, effective January 31,
        1996, between NOVA Information Systems, Inc. and James M. Bahin(1)
  21    Subsidiaries of the Registrant(7)
  23.1  Consent of Long Aldridge & Norman LLP (included in its opinions filed as Exhibits 5 and 8.1)
  23.2  Consent of Waller Lansden Dortch & Davis, a Professional Limited
        Liability Company (included in its opinion filed as Exhibit 8.2)
  23.3  Consent of Ernst & Young LLP relating to the audited financial statements of the Registrant**
  23.4  Consent of PricewaterhouseCoopers LLP relating to the audited financial statements of PMT Services, Inc.**
  24    Powers of Attorney (included on the Signature Page of this Registration
        Statement)
  27    Financial Data Schedule**
  99.1  Form of proxy card for the Registrant's Special Meeting of
        Shareholders**
  99.2  Form of proxy card for PMT Services, Inc.'s Special Meeting of
        Shareholders**
  99.3  Form of Letter of Transmittal**

--------

     *Confidential treatment pursuant to 17 CFR ((S)(S)) 200.80 and 230.406 has been requested regarding certain portions of the indicated Exhibit, which portions have been filed separately with the
     Commission.

** Filed herewith.
(1) Filed as an exhibit to the Company's Registration Statement on Form S-1 (Registration No. 333-3287), and incorporated herein by reference.
(2) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and incorporated by reference herein.
(3) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, filed on August 13, 1997, Commission File No. 1-14342, and incorporated herein by reference.
(4) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, filed on June 18, 1996, Commission File No. 1-14342, and incorporated herein by reference.
(5) Filed as an exhibit to the Company's Current Report on Form 8-K, filed June 12, 1997, Commission File No. 1-14342, and incorporated herein by reference.
(6) Filed as an exhibit to the Company's Current Report on Form 8-K, filed November 14, 1997, Commission File No. 1-14342, and incorporated herein by reference.
(7) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, and incorporated by reference herein.
(8) Filed as an exhibit to the Company's Registration Statement on Form S-1 (Registration No. 333-45997), and incorporated herein by reference.
(9) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed on August 14, 1998, Commission file No. 1-14342, and incorporated herein by reference.

  (b) Financial Statement Schedules:

  None

  Schedules not included above have been omitted because they are not applicable, not material, or the required information is given in the financial statements or notes thereto.

ITEM 22. UNDERTAKINGS.

  (a) RULE 415 OFFERING. The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) REGISTRATION ON FORM S-4.

    (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (2) The undersigned Registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) ACCELERATION OF EFFECTIVENESS. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Exchange Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Exchange Act and will be governed by the final adjudication of such issue.

  (d) RESPONSE TO REQUESTS FOR INFORMATION. The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

  (e) POST-EFFECTIVE AMENDMENT. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on August 19, 1998.

                                          NOVA CORPORATION
                                          (Registrant)

                                          By: /s/ Edward Grzedzinski
                                            -----------------------------------
                                            Edward Grzedzinski
                                            Chairman of the Board, President
                                            and Chief  Executive Officer
                                            (Principal Executive Officer)

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Edward Grzedzinski and James M. Bahin, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 19, 1998.

           SIGNATURE                                TITLE
           ---------                                -----
    /s/ Edward Grzedzinski       Chairman of the Board, President and Chief
 ______________________________  Executive Officer (Principal Executive
       Edward Grzedzinski        Officer)
      /s/ James M. Bahin         Vice Chairman of the Board, Chief Financial
 ______________________________  Officer and Secretary (Principal Accounting
         James M. Bahin          Officer)
    /s/ Charles T. Cannada       Director
 ______________________________
       Charles T. Cannada
    /s/ Dr. James E. Carnes      Director
 ______________________________
      Dr. James E. Carnes
   /s/ U. Bertram Ellis, Jr.     Director
 ______________________________
     U. Bertram Ellis, Jr.
     /s/ Dr. Henry Kressel       Director
 ______________________________
       Dr. Henry Kressel
      /s/ Joseph P. Landy        Director
 ______________________________
        Joseph P. Landy
/s/ Maurice F. Terbrueggen, Jr.  Director
 ______________________________
  Maurice F. Terbrueggen, Jr.
      /s/ Stephen E. Wall        Director
 ______________________________
        Stephen E. Wall

                               INDEX OF EXHIBITS

  The following exhibits are filed as part of this Registration Statement:

EXHIBIT NUMBER    DESCRIPTION

   (a)      Exhibits required by Item 601 of Regulation S-K.

   2.1 Agreement and Plan of Merger dated as of June 17, 1998, among the Registrant, Church Merger Corp. and PMT Services, Inc. (included as Appendix A to the Joint Proxy Statement/Prospectus included in this Registration Statement and incorporated herein by reference)

   3.1      Articles of Incorporation of the Registrant, as amended(1)

   3.2      Bylaws of the Registrant, as amended(2)

   4.1      Specimen Common Stock certificate(1)

   4.2 See Articles of Incorporation of the Registrant and Bylaws of the Registrant, filed as Exhibits 3.1 and 3.2, respectively

   4.3 Shareholder Agreement, dated June 17, 1998, between the Registrant and Richardson M. Roberts(9)

   4.4 Shareholder Agreement, dated June 17, 1998, between the Registrant and Gregory S. Daily(9)

   4.5 Registration Rights Agreement, dated as of June 17, 1998, among the Registrant, Richardson M. Roberts and Gregory S. Daily(9)

   5 Opinion of Long Aldridge & Norman LLP as to the legality of the shares being issued**

   8.1 Form of Opinion of Long Aldridge & Norman LLP regarding the federal income tax consequences of the Merger**

   8.2 Form of Opinion of Waller Lansden Dortch & Davis, a Professional Limited Liability Company, regarding the federal income tax consequences of the Merger**

   9.1      Shareholder Agreement, incorporated by reference to Exhibit 4.3(9)

   9.2      Shareholder Agreement, incorporated by reference to Exhibit 4.4(9)

  10.1 Shareholders Agreement dated January 31, 1996, among the Registrant (formerly NOVA Holdings, Inc.), NOVA Information Systems, Inc., First Union Corporation, WorldCom, Inc., Warburg, Pincus Investors, L.P. and each of the other Original
            Shareholders(1), as amended by supplements dated as of August 15, 1997, August 22, 1997 and September 8, 1997(8)

  10.2 Registration Rights Agreement dated January 31, 1996, among the Registrant (formerly NOVA Holdings, Inc.), Warburg, Pincus Investors, L.P., WorldCom, Inc., and First Union Corporation(1)

  10.3 1991 Employees' Stock Option and Stock Appreciation Rights Plan, as amended(1)

  10.4 1996 Employees Stock Incentive Plan, together with form of Incentive Stock Option Agreement and Non-Qualified Stock Option Agreement, as amended by the First Amendment(1) and the Second Amendment(9)

  10.5      Proposed Third Amendment to the 1996 Employees Stock Incentive
            Plan**

  10.6      1996 Directors Stock Option Plan, as amended and restated(2)

   10.7 Contribution Agreement, dated October 30, 1995, among the Registrant (formerly NOVA Holdings, Inc.), NOVA Information Systems, Inc., the then-current shareholders of NOVA Information Systems, Inc., First Union Corporation, the First Union Banks, and First Fidelity Bancorporation and its banking subsidiaries(1)

   10.8 Lease Agreement dated May 31, 1996, between NOVA Information Systems, Inc. and Concourse I, LTD.(4)

   10.9 Sublease, dated April 1, 1991, between Inter-Banc, Inc. and The Baptist Health System of East Tennessee, Inc.(1)

   10.10 Credit Agreement, dated October 27, 1997, among NOVA Information Systems, Inc. the Lenders named therein, First Union National Bank as Documentation Agent and Bank of America National Trust and Savings Association, as Agent(7)

   10.11 Service Agreement dated July 1, 1998, between NOVA Information Systems, Inc. and WorldCom**

   10.12 Processing Services Agreement, dated July 1, 1998, between NOVA Information Systems, Inc. and Vital Processing Services, L.L.C.**

  *10.13 Marketing Agreement, dated June 30, 1994, between NOVA Information Systems, Inc. and Kessler Financial Services, L.P.(1), and Addendum to Marketing Agreement dated July 24, 1997, effective January 1, 1997, between NOVA Information Systems, Inc. and Kessler Financial Services, L.P.(7)

  *10.14 Agreement Regarding Merchant Processing Services and Other Matters, dated May 5, 1995, among NOVA Information Systems, Inc., First Alabama Bank and Regions Financial Corp.(1)

  *10.15 Agreement dated June 3, 1992, as amended December 9, 1992, and November 2, 1994, between NOVA Information Systems, Inc. and Mellon Bank, together with the Letter Agreement dated June 3, 1992, between NOVA Information Systems, Inc. and Mellon Bank relating to fees, as amended December 10, 1992, and June 10, 1997(1), both as amended by Letter Agreement June 10, 1997(7)

   10.16 Depositary and Processing Agreement, dated September 30, 1993, between NOVA Information Systems, Inc. and Bank of the West(1)

   10.17 Merchant Business Purchase Agreement, dated October 18, 1994, as amended November 30, 1994, and December 9, 1994, among NOVA Information Systems, Inc., the Bank of Boulder, Bolder Bancorporation and NOVA Newco, Inc.(1)

   10.18 Marketing Agreement, dated October 1, 1992, between NOVA Information Systems, Inc. and MBNA America Bank, N.A.(1)

   10.19 Agreement Not to Compete, dated October 1, 1992, between NOVA Information Systems, Inc. and MBNA America Bank, N.A.(1)

   10.20 Depositary and Settlement Agreement, dated January 31, 1996, among the Registrant (formerly NOVA Holdings, Inc.), NOVA Information Systems, Inc. and FUNB(1)

   10.21 Marketing Support Agreement, dated January 31, 1996, among the Registrant (formerly NOVA Holdings, Inc.), NOVA Information Systems, Inc. and the First Union Banks(1)

   10.22 Merchant Asset Purchase Agreement, dated as of May 29, 1997, between NOVA Information Systems, Inc. and Crestar Bank(5)

   10.23 Agreement Respecting a Limited Liability Company, dated October 7, 1997, among NOVA Information Systems, Inc., Firstar Bank U.S.A., N.A. d/b/a Elan Financial Services and Firstar Bank Milwaukee, N.A.(6)

  *10.24
            Agreement Respecting a Limited Liability Company, dated December 12, 1997, among the Registrant, NOVA Information Systems, Inc. and KeyBank National Association(7)

  *10.25 Merchant Asset Purchase Agreement, dated December 30, 1997, between NOVA Information Systems, Inc. and MBNA America Bank, N.A.(7)

   10.26    Shareholder Agreement, incorporated by reference to Exhibit 4.3(9)

   10.27    Shareholder Agreement, incorporated by reference to Exhibit 4.4(9)

   10.28    Registration Rights Agreement, incorporated by reference to
            Exhibit 4.5(9)

   10.29 Stock Option Agreement dated as of June 17, 1998, between the Registrant (as issuer) and PMT Services, Inc. (included as Appendix B to the Joint Proxy Statement/Prospectus included in this Registration Statement and incorporated herein by reference)

   10.30 Stock Option Agreement dated as of June 17, 1998, between PMT Services, Inc. (as issuer) and the Registrant (included as Appendix C to the Joint Proxy Statement/Prospectus included in this Registration Statement and incorporated herein by reference)

   10.31 Employment Agreement, dated as of June 17, 1998, between Richardson M. Roberts and the Registrant(9)

   10.32    Employment Agreement, dated as of June 17, 1998, between Gregory
            S. Daily and the Registrant(9)

   10.33 Employment Agreement, dated July 31, 1998, effective March 1, 1998, between the Registrant and Rebecca L. Powell**

   10.34 Employment Agreement, dated July 31, 1998, effective March 1, 1998, between the Registrant and Pamela A. Joseph**

   10.35 Employment Agreement, dated July 31, 1998, effective March 1, 1998, between the Registrant and John M. Perry**

   10.36 Employment Agreement, dated October 27, 1995, effective January 31, 1996, between NOVA Information Systems, Inc. and Edward Grzedzinski(1)

   10.37 Employment Agreement, dated October 27, 1995, effective January 31, 1996, between NOVA Information Systems, Inc. and James M. Bahin(1)

   21       Subsidiaries of the Registrant(7)

   23.1 Consent of Long Aldridge & Norman LLP (included in its opinions filed as Exhibits 5 and 8.1)

   23.2 Consent of Waller Lansden Dortch & Davis, a Professional Limited Liability Company (included in its opinion filed as Exhibit 8.2)

   23.3 Consent of Ernst & Young LLP relating to the audited financial statements of the Registrant**

   23.4 Consent of PricewaterhouseCoopers LLP relating to the audited financial statements of PMT Services, Inc.**

   24 Powers of Attorney (included on the Signature Page of this Registration Statement)

   27
            Financial Data Schedule**

   99.1
            Form of proxy card for the Registrant's Special Meeting of Shareholders**

  99.2 Form of proxy card for PMT Services, Inc.'s Special Meeting of Shareholders**

  99.3      Form of Letter of Transmittal**
--------
* Confidential treatment pursuant to 17 CFR ((S)(S)) 200.80 and 230.406 has been requested regarding certain portions of the indicated Exhibit, which portions have been filed separately with the Commission.

** Filed herewith.

(1) Filed as an exhibit to the Company's Registration Statement on Form S-1 (Registration No. 333-3287), and incorporated herein by reference.

(2) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and incorporated by reference herein.

(3) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, filed on August 13, 1997, Commission File No. 1-14342, and incorporated herein by reference.

(4) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, filed on June 18, 1996, Commission File No. 1-14342, and incorporated herein by reference.

(5) Filed as an exhibit to the Company's Current Report on Form 8-K, filed June 12, 1997, Commission File No. 1-14342, and incorporated herein by reference.

(6) Filed as an exhibit to the Company's Current Report on Form 8-K, filed November 14, 1997, Commission File No. 1-14342, and incorporated herein by reference.

(7) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, and incorporated by reference herein.

(8) Filed as an exhibit to the Company's Registration Statement on Form S-1 (Registration No. 333-45997), and incorporated herein by reference.

(9) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed on August 14, 1998, Commission file No. 1-14342, and incorporated herein by reference.